As filed with the Securities and Exchange Commission on April 10, 2008.

Registration No. 333-142765

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Domtar Corporation

(Exact name of Registrant as specified in its Charter)

Delaware	2621	20-5901152
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Domtar Corporation

395 de Maisonneuve Blvd. West

Montreal, QC

Canada H3A 1L6

(514) 848-5555

(Address (including zip code) and telephone number (including area code) of Registrant’s principal executive offices)

Gilles Pharand

Senior Vice-President, Law and Corporate Affairs

395 de Maisonneuve Blvd. West

Montreal, QC

Canada H3A 1L6

(514) 848-5555

(Name, address (including zip code) and telephone number (including area code) of agent for service)

Copies of Communications to:

Alan H. Paley, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6694

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS

The information in this Prospectus may change. The securities being registered may not be exchanged or distributed pursuant to the registration statement of which this Prospectus forms a part until the registration statement is effective. This Prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted.

DOMTAR CORPORATION

75,004,303 Shares

Common Stock

Domtar Corporation will issue from time to time an aggregate of 75,004,303 shares of common stock in exchange for exchangeable shares (the “exchangeable shares”) of a special purpose Domtar Corporation subsidiary, Domtar (Canada) Paper Inc. (“Exchangeco”). Exchangeco issued the exchangeable shares to certain eligible Canadian shareholders of Domtar Inc. who elected or were deemed to elect to receive the exchangeable shares in connection with the combination of Domtar Corporation with Domtar Inc. under a plan of arrangement in accordance with Section 192 of the Canada Business Corporation Act. These shareholders may exchange the exchangeable shares for shares of Domtar Corporation common stock on a one-for-one basis at any time following effectiveness of the registration statement of which this Prospectus is a part. The exchangeable shares may be redeemed by Exchangeco on a redemption date to be set by the board of directors of Exchangeco, which date cannot be prior to July 31, 2023, or earlier upon the occurrence of certain specified events.

Domtar Corporation common stock trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “UFS”. On April 9, 2008, the last reported sale price of the common stock on the New York Stock Exchange was $6.90 per share, and the last reported sale price on the Toronto Stock Exchange was CDN$7.01 per share.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 10, 2008.

HELPFUL INFORMATION

In this Prospectus:

•	“Arrangement” means the arrangement in accordance with Section 192 of the Canada Business Corporation Act that resulted in the Company indirectly owning all of the outstanding Domtar common shares;

•	“CDN$” means Canadian dollar;

•	“Closing Date” means March 7, 2007;

•	“Company” means Domtar Corporation and, unless the context otherwise requires, its subsidiaries;

•

“Contribution” means the transfer by Weyerhaeuser of the Weyerhaeuser Fine Paper Business to certain subsidiaries of the Company in exchange for a number of shares of Company common stock and $1.35 billion in cash;

•

“Contribution and Distribution Agreement” means the amended and restated contribution and distribution agreement, dated as of January 25, 2007, as amended from time to time, among Weyerhaeuser, the Company and a subsidiary of the Company;

•

“Distribution” means the distribution by Weyerhaeuser of its shares of Company common stock to the holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares pursuant to the exchange offer;

•	“Effective Time” means the time the Arrangement became effective;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Exchangeco” means Domtar (Canada) Paper Inc., a British Columbia corporation and a subsidiary of the Company;

•	“exchangeable shares” means the exchangeable shares of Exchangeco;

•

“Predecessor Company” means the predecessor of the Company for accounting and financial disclosure purposes, which is the Company as if it owned the Weyerhaeuser Fine Paper Business, but not Domtar Inc. Because the Company was a shell company with no operations and substantially no assets, the operations and financial results of the Predecessor Company presented in this Prospectus are those of the Weyerhaeuser Fine Paper Business;

•	“Securities Act” means the Securities Act of 1933, as amended;

•

“Transaction Agreement” means the amended and restated transaction agreement, dated as of January 25, 2007, as amended from time to time, among Weyerhaeuser, Domtar Inc., Exchangeco, the Company and certain other subsidiaries of the Company;

•

“Transactions” means the series of transactions whereby the Company acquired the Weyerhaeuser Fine Paper Business and combined with Domtar Inc., including the Contribution, the Distribution and the Arrangement.

•	“U.S.” means United States;

•	“U.S. GAAP” means accounting principles generally accepted in the United States;

•	“Weyerhaeuser” means Weyerhaeuser Company and, unless the context otherwise requires, its subsidiaries;

•	“Weyerhaeuser Fine Paper Business” means the fine paper and related businesses that were transferred by Weyerhaeuser to the Company as part of the Contribution;

•

“Weyerhaeuser shareholders” means the holders of Weyerhaeuser common shares and, unless the context otherwise requires, holders of exchangeable shares of Weyerhaeuser Company Limited, which are exchangeable for Weyerhaeuser common shares;

•

“Weyerhaeuser shares” means Weyerhaeuser common shares and, unless the content otherwise requires, the exchangeable shares of Weyerhaeuser Company Limited, which are exchangeable for Weyerhaeuser common shares; and

•	“$” or “dollar” means U.S. dollar.

INDUSTRY DATA INFORMATION

Unless otherwise specifically indicated, all statements regarding sales and market data for the Company are based on statistical data obtained from independent market research firms that make this data available to the public at prescribed rates. The Company has not independently verified this information.

Except where otherwise noted, information with respect to “capacity” or “production capacity” assumes production 24 hours per day, 365 days per year, less days allotted for certain planned maintenance and other downtime. The method used for calculating days for maintenance and downtime may vary from company to company.

SUMMARY

The following highlights certain information contained elsewhere in this Prospectus. It does not contain all the details concerning the exchange of exchangeable shares for shares of Company common stock, including information that may be important to you. You should carefully review this entire Prospectus including the section entitled “Risk Factors” and the consolidated historical and pro forma financial statements and accompanying notes contained herein. See “Where You Can Find More Information.”

The Company

We are the largest integrated manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world based on production capacity. We are also a manufacturer of papergrade, fluff and specialty pulp. Through our subsidiaries, we design, manufacture, market and distribute a wide range of paper products for a variety of customers, including merchants, retail outlets, stationers, printers, publishers, converters and end-users. We have three business segments: Papers, Paper Merchants and Wood. We had revenues of $5.9 billion in 2007, of which approximately 82% was from the Papers segment, approximately 14% was from the Paper Merchants segment and approximately 4% was from the Wood segment.

The Company’s executive head office is located at 395 de Maisonneuve Blvd. West, Montreal, QC, Canada H3A 1L6 and its telephone number is (514) 848-5555. The Company’s operation center is located at 100 Kingsley Park Drive, Fort Mill, South Carolina 29715-6476 and its telephone number is (803) 802-7500.

The Transactions

On August 23, 2006, Weyerhaeuser and Domtar announced that they had entered into agreements providing for a combination of the Weyerhaeuser Fine Paper Business and Domtar Inc.

Prior to the Distribution and Arrangement, Weyerhaeuser consummated a series of preliminary restructuring transactions to effect the transfer of the Weyerhaeuser Fine Paper Business to the Company (the “Contribution”). As part of the Contribution, the Company issued a number of shares of Company common stock to Weyerhaeuser and transferred $1.35 billion in cash to Weyerhaeuser. On the Closing Date, immediately prior to the consummation of the Arrangement, Weyerhaeuser distributed all of the issued and outstanding shares of Company common stock to the Weyerhaeuser shareholders pursuant to an exchange offer (the “Distribution”). Immediately following the Distribution, the Company and Domtar Inc. consummated a plan of arrangement in accordance with Section 192 of the Canada Business Corporation Act (the “Arrangement”). Pursuant to the Arrangement, former Domtar Inc. shareholders received, depending on eligibility and the making of certain elections, either shares of Company common stock or exchangeable shares of Exchangeco or a combination of both.

As a result of these transactions (together, the “Transactions”), the Company became an independent public company owning both the Weyerhaeuser Fine Paper Business and Domtar Inc. On the Closing Date, the Company’s common stock commenced trading on the New York Stock Exchange and Toronto Stock Exchange under the symbol “UFS”, and Exchangeco’s exchangeable shares commenced trading on the Toronto Stock Exchange under the symbol “UFX”.

Exchangeable Shares and Special Voting Stock

The exchangeable shares of Exchangeco are intended to be substantially economically equivalent to shares of Company common stock. The rights, privileges, restrictions and conditions attaching to the exchangeable shares of Exchangeco and the related special Voting Stock are described herein under the headings “The Exchangeable Shares” and “Description of Company Capital Stock—Special Voting Stock” respectively, and in the terms of our plan of arrangement with Domtar Inc., which is included in the Transaction Agreement filed as an exhibit to the registration statement of which this Prospectus forms a part.

Risk Factors

You should carefully consider the matters described in the section “Risk Factors” beginning on page 9, as well as other information included in this Prospectus.

Summary Historical Financial Data

Summary Historical Financial Data of the Company

The following sets forth selected historical financial data of the Company for the periods and as of the dates indicated. The selected financial data as of December 25, 2005, December 31, 2006 and December 30, 2007 and for the fiscal years ended December 26, 2004, December 25, 2005, December 31, 2006 and December 30, 2007 have been derived from the audited financial statements of Domtar Corporation for 2007, and the Weyerhaeuser Fine Paper Business for 2004, 2005 and 2006. The selected financial data as of December 28, 2003 and December 26, 2004 and for the fiscal year ended December 28, 2003 have been derived from the financial statements for the Weyerhaeuser Fine Paper Business, which have not been audited. The Company’s fiscal year ends on the last Sunday of the calendar year. Fiscal year 2007 consisted of 52 weeks, as did all other fiscal years presented except for fiscal 2006, which consisted of 53 weeks.

The Company acquired Domtar Inc. as of March 7, 2007. Accordingly, the results of operations for Domtar Inc. are reflected in the financial statements only for the period after that date. Prior to March 7, 2007, the financial statements of the Company reflect only the results of operations of the Weyerhaeuser Fine Paper Business. Since the selected historical financial information of the Company for the 52 weeks ended December 30, 2007 excludes the results of Domtar Inc. prior to March 7, 2007, they are not necessarily indicative of results that may be expected in future years. The balance sheet as of December 30, 2007 includes Domtar Inc. and balance sheet data for periods on or before December 31, 2006 does not reflect Domtar Inc. See Risk Factors—“The historical financial information of the Predecessor Company may not be representative of its results if the Weyerhaeuser Fine Paper Business had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.”

This information is only a summary and you should read it in conjunction with the financial information included in this Prospectus. See “Selected Historical Financial Data of the Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company,” “Unaudited Pro Forma Condensed Combined Financial Information of the Company” and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

	Year Ended
U.S. GAAP/U.S. dollar	December 31, 2007	December 31, 2006	December 25, 2005	December 26, 2004	December 28, 2003
(Dollars in millions, except per share data)
Statement of Income Data:
Sales	$5,947	$3,306	$3,267	$3,026	$2,854
Closure and restructuring costs and, impairment of goodwill and property, plant and equipment	110	764	538	17	24
Depreciation and amortization	471	311	357	348	338
Operating income (loss)	270	(556)	(578)	(41)	(96)
Net earnings (loss)	70	(609)	(478)	(17)	(67)
Net earnings (loss) per share—basic	0.15	(2.14)	(1.68)	(0.06)	(0.24)
Net earnings (loss) per share—diluted	0.15	(2.14)	(1.68)	(0.06)	(0.24)

Balance Sheet Data:
Total assets	$7,748	$3,998	$4,970	$5,565	$5,649
Long-term debt	2,213	32	24	27	32
Total shareholders’ equity	3,197	2,915	3,773	4,261	4,316

Historical Per Share Data, Market Price and Dividend Data

Shares of Company common stock were listed on the New York Stock Exchange and the Toronto Stock Exchange on March 7, 2007 under the symbol “UFS”. On April 9, 2008, the last trading day prior to the date of this Prospectus, the last sale price of Company common stock reported by the New York Stock Exchange was $6.90 and the last sale price reported by the Toronto Stock Exchange was CDN$7.01.

The Company does not intend to pay a dividend on the shares of Company common stock for the foreseeable future. See “Dividend Policy.”

The following table sets forth the high and low closing sale prices of Company common stock on the New York Stock Exchange for the periods indicated. The quotations are as reported in published financial sources. For current price information, shareholders are urged to consult publicly available sources.

	Company Common Stock (NYSE)
(Dollars)	High	Low
Calendar Year Ended December 30, 2007
First Quarter (beginning March 7, 2007)	9.92	8.55
Second Quarter	11.49	9.21
Third Quarter	11.52	6.67
Fourth Quarter	8.74	6.81
Calendar Year Ended December 28, 2008
First Quarter	8.07	6.02
Second Quarter (through April 9, 2008)	7.33	6.83

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this Prospectus. Some of the risks described below relate principally to the Company’s business and the industry in which it operates, while others relate principally to the separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser and the combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. The remaining risks relate principally to the securities markets generally and ownership of Company common stock.

Risks to the Industries and Businesses of the Company

The pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for the Company’s products could result in smaller profit margins and lower sales volumes.

The pulp, paper and wood product industries are highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for the Company’s products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of the Company’s paper products are commodities that are widely available from other producers. Even the Company’s non-commodity products, such as value-added papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

The overall levels of demand for the products the Company manufactures and distributes, and consequently its sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide, as well as competition from electronic substitution. See—“Some of the Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.” For example, demand for cut-size office paper may fluctuate with levels of white-collar employment. Demand for many such products was materially and negatively impacted by the global economic downturn, among other things, in the early part of this decade, and the Company expects that it will be susceptible to such downturns in the future.

Industry supply of pulp, paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. Such closures can result in significant cash and/or non-cash charges. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of pulp, paper and wood products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, imports of pulp, paper and wood products from overseas may increase, putting downward pressure on prices.

As a result, prices for all of the Company’s products are driven by many factors outside of its control, and it has little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond the Company’s control determine the prices for its commodity products, the price for any one or more of these products may fall below its cash production costs, requiring the Company to either incur cash losses on product sales or cease production at one or more of its manufacturing facilities. The Company continues to evaluate potential adjustments to its production capacity, which may include additional closures of machines or entire mills, and the Company could recognize significant cash and/or non-cash charges relating to any such closures in future periods. Therefore, the Company’s profitability with respect to these products depends on managing its cost structure, particularly wood fiber, chemical and energy costs, which represent the largest components of its operating costs and can fluctuate based upon factors beyond its control, as described below. If the prices of or demand for its products decline, or if its wood fiber, chemical or energy costs increase, or both, its sales and profitability could be materially and adversely affected.

Some of the Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.

The Company’s business competes with electronic transmission and document storage alternatives, as well as with paper grades it does not produce, such as uncoated groundwood. As a result of such competition, the Company has experienced decreased demand for some of its existing pulp and paper products. As the use of these alternatives grows, demand for pulp and paper products is likely to further decline. Moreover, demand for some of the Company’s wood products may decline if customers purchase alternatives products.

The Company faces intense competition in its markets, and the failure to compete effectively would have a material adverse effect on its business and results of operations.

The Company competes with both U.S. and Canadian paper producers and, for many of its product lines, global producers, some of which may have greater financial resources and lower production costs than the Company. The principal basis for competition is selling price. The Company’s ability to maintain satisfactory margins depends in large part on its ability to control its costs. The Company cannot assure you that it can compete effectively and maintain current levels of sales and profitability. If the Company cannot compete effectively, such failure will have a material adverse effect on its business and results of operations.

The Company’s intellectual property rights are valuable, and any inability to protect them could reduce the value of its products and its brands.

The Company relies on patent, trademark, and other intellectual property laws of the United States and other countries to protect its intellectual property rights. However, the Company may be unable to prevent third parties from using its respective intellectual property without its authorization, which may reduce any competitive advantage it has developed. If the Company had to litigate to protect these rights, any proceedings could be costly, and it may not prevail. The Company cannot guarantee that any United States or foreign patents, issued or pending, will provide it with any competitive advantage or will not be challenged by third parties. Additionally, the Company has obtained and applied for United States and foreign trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The Company cannot guarantee that any of its pending patent or trademark applications will be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. The failure to secure any pending patent or trademark applications may limit the Company’s ability to protect the intellectual property rights that these applications were intended to cover.

The Company’s manufacturing businesses may have difficulty obtaining wood fiber at favorable prices, or at all.

Wood fiber is the principal raw material used by the Company, comprising approximately 19% of the aggregate amount of cost of sales during 2007. Wood fiber is a commodity, and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in the United States and Canada. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber maybe further limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to regional market influences, and the Company’s cost of wood fiber may increase in particular regions due to market shifts in those regions. Any sustained increase in wood fiber prices would increase the Company’s operating costs, and the Company may be unable to increase prices for its products in response to increased wood fiber costs due to additional factors affecting the demand or supply of these products.

The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber, primarily softwood fiber, the Company is permitted to harvest annually, under its existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 1.8 million cubic meters, reflecting a 21% reduction. The Chief Forester of Quebec has proposed a further reduction of 55,000 cubic meters, or 3%, of the total softwood annual allowable cut of forests managed by the Company. The reduction will be effective from April 2008 to March 2009 and would significantly affect the supply of fiber for the Company’s Northern Quebec softwood sawmill and market pulp operations. In addition, on October 1, 2007 Domtar Inc. received written notice from the Minister of Natural Resources and Wildlife for the province of Quebec purporting to revoke, effective September 14, 2007, Domtar Inc.’s forest license rights relating to its Grand Remous and Malartic sawmills representing approximately 567,000 cubic meters of fiber on an annual basis. While we are currently seeking the reinstatement of these license rights through formal legal proceedings, there is no assurance that we will be successful and we may lose these forest license rights permanently. The reduction in harvest volume would also result in a corresponding increase in the unit cost of wood delivered to the sawmills. In addition, as a result of the impact of the strength of the Canadian dollar against the U.S. dollar, low lumber prices and other factors, a significant portion of the Company’s wood fiber harvesting operations in Quebec have been shut down and all but two, Val d’Or and Matagami, of the facilities related to such operations have been closed indefinitely. As a result of the reduced availability, the Company may face increased costs in purchasing, and have difficulty locating wood fiber sufficient to satisfy its requirements.

Historically, Weyerhaeuser provided, on average, approximately 45% of the Weyerhaeuser Fine Paper Business’ wood fiber requirements, which is approximately 19% of the Company’s wood fiber requirements. The Company currently obtains its wood fiber requirements in part by harvesting timber pursuant to its forest licenses and forest management agreements, in part by purchasing wood fiber from Weyerhaeuser pursuant to the fiber and pulp supply agreements entered into in connection with the Transaction, which expire between 2008 and 2027, and in part by purchasing wood fiber from third parties. If the Company’s cutting rights, pursuant to its forest licenses or forest management agreements, are reduced or if Weyerhaeuser or any third-party supplier of wood fiber stops selling or is unable to sell wood fiber to the Company, its financial condition and operating could be materially and adversely affected.

An increase in the cost of the Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins.

The Company’s operations consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel. Energy comprised approximately 8% of the aggregate amount of cost of sales in 2007. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. As a result, fluctuations in energy prices will impact the Company’s manufacturing costs and contribute to earnings volatility. While the Company purchases substantial portions of its energy under supply contracts, many of these contracts are based on market pricing.

Other raw materials the Company uses include various chemical compounds, such as precipitated calcium carbonate, sodium chlorate and sodium hydroxide, sulfuric acid, dyes, peroxide, methanol and aluminum sulfate. Purchases of chemicals comprised approximately 12% of the aggregate amount of cost of sales in 2007. The costs of these chemicals have been volatile historically, and are influenced by capacity utilization, energy prices and other factors beyond the Company’s control. Chemical prices have been increasing although the impact has been partially mitigated by long term purchasing contracts that reflect our increased purchasing power.

Due to the commodity nature of the Company’s products, the relationship between industry supply and demand for these products, rather than changes in the cost of raw materials, will determine the Company’s ability to increase prices. Consequently, the Company may be unable to pass on increases in its operating costs to its customers. Any sustained increase in chemical or energy prices without any corresponding increase in product pricing would reduce the Company’s operating margins and potentially require it to limit or cease operations of one or more of its machines.

The Company could experience disruptions in operations and/or increased labor costs due to labor disputes.

Employees at 44 of the Company’s facilities, a majority of the Company’s 13,000 employees, are represented by unions through collective bargaining agreements, generally on a facility-by-facility basis, which will expire between 2008 and 2012. Currently six collective bargaining agreements are up for renegotiation of which only three are currently under negotiation. The Company may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages or other labor disputes by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. In addition, labor organizing activities could occur at any of the Company’s facilities. Therefore, the Company could experience a disruption of its operations or higher ongoing labor costs, which could have a material adverse effect on its business and financial condition.

In connection with the Company’s restructuring efforts, the Company has suspended operations at, or closed or announced its intention to close, various facilities and may incur liability with respect to affected employees, which could have a material adverse effect on its business or financial condition. In addition, the Company continues to evaluate potential adjustments to its production capacity, which may include additional closures of machines or entire mills, and the Company could recognize significant cash and/or non-cash charges relating to any such closures in the future.

In the early part of 2006, Weyerhaeuser closed its pulp and paper mill in Prince Albert, Saskatchewan, which the Company acquired in the Transaction, which remains closed. Certain unionized parties filed a grievance against Weyerhaeuser following the shut down, alleging that certain post-closure actions taken by Weyerhaeuser violated their collective bargaining agreement. In particular, the union disputed Weyerhaeuser’s post-closure contracting with a third-party vendor to oversee on-site security at Prince Albert. In connection with the Transaction, the Company has assumed any liability with respect to this grievance. In November 2007, the Company was informed that the Government of Saskatchewan was not prepared to participate in the financing and redevelopment of the Prince Albert facility into a Northern Bleached Softwood Kraft pulp mill producing 100% Forest Stewardship Council (FSC) certified softwood pulp for the North America and offshore markets, as set forth in the memorandum of understanding signed on September 12, 2007. As such, the Company has not determined whether this facility will be reopened, sold or closed. In a separate grievance related to the closure of the Prince Albert facility, which could result in liability in excess of $20 million, the union is claiming that it is entitled to the accumulated pension benefits during the actual layoff period because, according to the union, a majority of employees retained still had recall rights during the layoff. The Company is currently evaluating its position with respect to these grievances and cannot be certain that it will not incur liability, which could be material, with respect to these grievances.

The Company relies heavily on a small number of significant customers, including one customer that represented approximately 10% of the Company’s sales in 2007. A loss of any of these significant customers could materially adversely affect the Company’s business, financial condition or results of operations.

The Company heavily relies on a small number of significant customers. The Company’s largest customer is Office Depot. Office Depot was historically a major customer of the Weyerhaeuser Fine Paper Business and Willamette Industries. A significant reduction in sales to any of the Company’s key customers, including Office Depot (which could be due to factors outside its control, such as purchasing diversification) or financial difficulties experienced by these customers, could materially adversely affect the Company’s business, financial condition or results of operations.

A material disruption at one of the Company’s manufacturing facilities could prevent it from meeting customer demand, reduce its sales and/or negatively impact its net income.

Any of the Company’s pulp or paper manufacturing facilities, or any of its machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	equipment failure;

•	chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	fires, floods, earthquakes, hurricanes or other catastrophes;

•	terrorism or threats of terrorism; or

•	other operational problems, including those resulting from the risks described in this section.

Events such as those listed above have resulted in operating losses in the past. In May 2006, the Weyerhaeuser Fine Paper Business facilities in Plymouth, North Carolina experienced a disruption in their power supply, causing damage to a turbine generator necessary to convert high pressure steam to medium and low pressure steam used by the various mill processes. As a result of this damage, various mill operations at the Weyerhaeuser Fine Paper Business’s Plymouth facilities were shut down for repairs for up to eleven days. The Company estimates the total financial impact of this incident on its operating income was $11 million including repair costs, the opportunity value of lost production and increased operating costs. Future events may cause similar shutdowns, which may result in additional downtime and/or cause additional damage to the Company’s facilities. Any such downtime or facility damage could prevent the Company from meeting customer demand for its products and/or require it to make unplanned capital expenditures. If one of these machines or facilities were to incur significant downtime, the Company’s ability to meet its production targets and satisfy customer requirements would be impaired, resulting in lower sales and income.

The Company’s operations require substantial capital, and it may not have adequate capital resources to provide for all of its capital requirements.

The Company’s businesses are capital intensive and require that it regularly incur capital expenditures in order to maintain its equipment, increase its operating efficiency and comply with environmental laws. In 2007, the Company’s total capital expenditures were approximately $116 million, including approximately $65 million for maintenance capital and approximately $11 million for environmental expenditures. The Company’s total capital expenditures in 2006 were approximately $64 million, including approximately $62 million for maintenance capital and approximately $2 million for environmental expenditures.

If the Company’s available cash resources and cash generated from operations are not sufficient to fund its operating needs and capital expenditures, the Company would have to obtain additional funds from borrowings or other available sources or reduce or delay its capital expenditures. The Company may not be able to obtain additional funds on favorable terms, or at all. In addition, the Company’s debt service obligations will reduce its available cash flows. If the Company cannot maintain or upgrade its equipment as it requires or allocate funds to ensure environmental compliance, it could be required to curtail or cease some of its manufacturing operations, or it may become unable to manufacture products that compete effectively in one or more of its product lines.

The Company could incur substantial costs as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. It could also incur costs as a result of asbestos-related personal injury litigation.

The Company is subject, in both the United States and Canada, to a wide range of general and industry-specific laws and regulations relating to the protection of the environment and natural resources, including those governing air emissions, wastewater discharges, harvesting, silvicultural activities, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations, forestry operations and endangered species habitat, and health and safety matters. In particular, the pulp and paper industry in the United States is subject to the United States Environmental Protection Agency’s (“EPA”) Cluster Rule and was until recently subject to the EPA’s Boiler MACT Rule (the Boiler MACT Rule has been vacated, however, alternative U.S. federal and state regulations are being discussed) that further regulate effluent and air emissions. These laws and regulations require the Company to obtain authorizations from and comply with the requirements of the appropriate governmental authorities, which have considerable discretion over the terms and timing of permits.

The Company has incurred, and expects that it will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations as a result of remedial obligations. The Company incurred approximately $85 million of operating expenses and $11 million of capital expenditures in connection with environmental compliance and remediation for 2007. As of December 30, 2007, the Company had a provision of $119 million for environmental expenditures, including certain asset retirement obligations (such as for land fill capping and asbestos removal). In addition, during the first half of 2006, the Company closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River Sawmill in Saskatchewan. The Company has not determined whether either of these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities, which would likely include investigation and remedial action for areas of significant environmental impacts. The Province of Saskatchewan has required certain facilities located in the Province to submit preliminary decommissioning and reclamation plans and to include in such plans estimates of costs associated with decommissioning and reclamation activities. Weyerhaeuser submitted such a plan for its pulp and paper facility in Prince Albert, Saskatchewan. In its preliminary decommissioning and reclamation plan, Weyerhaeuser included a preliminary, generalized estimate of costs ranging from CDN$20 to CDN$25 million (approximately $20 to $25 million). Weyerhaeuser advised the Province of Saskatchewan that it was not providing a detailed delineation of costs at this time because such costs will depend on site specific factors, the professional judgments of environmental specialists and experts, further detailed environmental site assessments, and most fundamentally, a decision about the future use or closure of the site. The estimate referred to above does not take into account the equipment resale value or scrap material value which is considered to be significant, nor does it include the cost of completing a phase II environmental site assessment (which could involve sampling and analysis of building materials and environmental media), or the cost of any remediation required based on such assessment. The Company has not undertaken an in depth review of Weyerhaeuser’s estimate and the net decommissioning and reclamation costs could exceed Weyerhaeuser’s estimate.

The Company also could incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting its operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations. The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its past and present properties will lead to future environmental investigations. Those efforts will likely result in the determination of additional environmental costs and liabilities which cannot be reasonably estimated at this time.

As the owner and operator of real estate, the Company may be liable under environmental laws for cleanup, closure and other damages resulting from the presence and release of hazardous substances, including asbestos, on or from its properties or operations. The amount and timing of environmental expenditures is difficult to predict, and, in some cases, the Company’s liability may be imposed without regard to contribution or to whether it knew of, or caused, the release of hazardous substances and may exceed forecasted amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional cleanup obligations at the Company’s or third-party sites may result in significant additional costs. Any material liability the Company incurs could adversely impact its financial condition or preclude it from making capital expenditures that would otherwise benefit its business.

In addition, the Company may be subject to asbestos-related personal injury litigation arising out of exposure to asbestos on or from its properties or operations, and may incur substantial costs as a result of any defense, settlement, or adverse judgment in such litigation. The Company may not have access to insurance proceeds to cover costs associated with asbestos-related personal injury litigation.

Enactment of new environmental laws or regulations or changes in existing laws or regulations, or interpretation thereof, might require significant expenditures.

The Company may be unable to generate funds or other sources of liquidity and capital to fund environmental liabilities or expenditures.

The Company is affected by changes in currency exchange rates.

The Company manufactures a significant amount of pulp and paper in Canada. Sales of pulp and paper products by the Company’s Canadian mills will be invoiced in U.S. dollars or in Canadian dollars linked to U.S. pricing but most of the costs relating to these products will be incurred in Canadian dollars. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar will reduce the Company’s profitability.

Exchange rate fluctuations are beyond the Company’s control. Since January 1, 2002, the Canadian dollar has appreciated more than 60% relative to the U.S. dollar. This has had a material adverse effect on the sales and profitability of the Canadian operations of both the Predecessor and Domtar Inc. and is continuing to have an adverse effect on the Company’s business, financial results and financial condition.

The Company may be required to pay significant lumber export taxes and/or countervailing and antidumping duties.

The Company may experience reduced revenues and margins on its softwood lumber business as a result of lumber export taxes and/or countervailing and antidumping duty applications. In April 2001, the Coalition for Fair Lumber Imports (“Coalition”) filed two petitions with the U.S. Department of Commerce (“Department”) and the International Trade Commission (“ITC”) claiming that production of softwood lumber in Canada was being subsidized by Canada and that imports from Canada were being “dumped” into the U.S. market (sold at less than fair value). The Coalition asked that countervailing duty (“CVD”) and antidumping (“AD”) tariffs be imposed on softwood lumber imported from Canada.

In 2006, the Canadian and U.S. governments reached a final settlement to this long-standing dispute. The provisions of the settlement included repayment of approximately 81% of the deposits, imposition of export measures in Canada, and measures to address long-term policy reform. It is possible that the CVD and AD tariffs or tariffs similar to the CVD and AD tariffs may again be imposed on the Company, in the future.

Under the settlement agreement, Canadian softwood lumber exporters pay an export tax when the price of lumber is at or below a threshold price. Under present market conditions, the Company’s softwood lumber exports are subject to a 5% export charge plus a market restriction on access managed by a quota system.

The Company experienced and may continue to experience reduced revenues and margins in the softwood lumber business as a result of the application of the settlement agreement. The settlement agreement could have a material adverse effect on the Company’s business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.

The Company depends on third parties for transportation services.

The Company relies primarily on third parties for transportation of the products it manufactures and/or distributes, as well as delivery of its raw materials. In particular, a significant portion of the goods it manufactures and raw materials it uses are transported by railroad or trucks, which are highly regulated. If any of its third-party transportation providers were to fail to deliver the goods the Company manufactures or distributes in a timely manner, the Company may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to the Company in a timely manner, it may be unable to manufacture its products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with the Company, it may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm the Company’s reputation, negatively impact its customer relationships and have a material adverse effect on its financial condition and operating results.

The transition services provided by Weyerhaeuser may be difficult for the Company to replace without operational problems and additional costs.

The Company entered into a transition services agreement with Weyerhaeuser pursuant to which Weyerhaeuser agreed to provide the Company certain transition services for a period of time following the Closing Date. These services include, among others, certain services relating to finance and administration, human resources, payroll and information technology. If, after the expiration of the agreement, the Company is unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those the Company receives from Weyerhaeuser, the Company may experience operational problems and an increase in its costs. In addition, the cost for such services may be higher than the cost for such services when the Weyerhaeuser Fine Paper Business was operated as part of Weyerhaeuser. See “Risks related to the transaction—The historical financial information of the Predecessor may not be representative of its results if the Weyerhaeuser Fine Paper Business had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.” At December 30, 2007, the transition services agreement for both human resources and payroll services as well as finance and administration had been terminated as all activities related to those agreements had been successfully transferred to the Company.

As a result of the separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser, the Company may experience increased costs resulting from decreased purchasing power, which could decrease its overall profitability.

Prior to its separation from Weyerhaeuser, the Predecessor was able to take advantage of Weyerhaeuser’s size and reputation in procuring raw materials and other goods and services used both for the Predecessor and Weyerhaeuser’s other businesses. As an independent public company, the Company may be unable to obtain similar goods, services and technology at prices or on terms as favorable as those obtained by the Predecessor prior to its separation from Weyerhaeuser.

The Company has liabilities with respect to its pension plans and the actual cost of its pension plan obligations could exceed current provisions. As of December 30, 2007, the Company’s defined benefit plans had a surplus of $38 million on certain plans and a deficit of $185 million on others on a ongoing basis.

The Company’s future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in government laws and regulations. As of December 30, 2007, the Company’s Canadian defined benefit pension funds had approximately CDN$1,491 million (approximately $1,509 million) of assets, of which approximately CDN$445 million (approximately $450 million) is held by Domtar Inc.’s Canadian pension funds, invested in multiple third party asset backed commercial paper (“ABCP”) conduits, which are currently subject to restructuring or repayment delay, and of which CDN$389 million (approximately $393 million) is subject to the interim arrangement of the “Montreal Proposal” pursuant to which banks and major investors are negotiating restructuring proposals with respect to certain ABCP conduits; however, these discussions are not finalized, and the outcome and the effect it would have on the value of the Company’s Canadian pension fund assets has yet to be determined.

Losses in the pension fund investments, if any, would result in future increased contributions by the Company or its Canadian subsidiaries. Additional contributions to these pension funds would be required to be paid over a 5-year period. Losses, if any, would also impact operating results over a longer period of time and immediately increase liabilities and reduce equity.

Risks Related to Ownership of Company Common Stock

The price of Company common stock may be volatile.

Prior to the consummation of the Transactions, there was no public market for the Company’s common stock. The market price of Company common stock may be influenced by many factors, some of which are beyond its control, including those described above under “—Risks Related to the Industries and Businesses of the Company” and the following:

•	actual or anticipated fluctuations in the Company or its competitors’ operating results;

•	announcements by the Company and its competitors of new products, capacity changes, significant contracts, acquisitions or strategic investments;

•	the Company and its competitors’ growth rates;

•	the financial market and general economic conditions;

•	changes in stock market analyst recommendations regarding the Company, its competitors or the paper products industry generally, or lack of analyst coverage of its common stock;

•	sales of Company common stock by the Company’s executive officers, directors and significant stockholders or sales of substantial amounts of common stock; and

•	changes in accounting principles.

In addition, there has been significant volatility in the market price and trading volume of securities of companies operating in the paper products industry, which has often been unrelated to the operating performance of particular companies.

Some companies that have had volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against the Company, it could result in substantial costs and would divert management’s attention and resources.

Delaware law, the Company’s charter documents, the rights agreement and the indemnity provisions under the tax sharing agreement may impede or discourage a takeover that you may consider favorable to the Company.

The anti-takeover provisions of the Delaware General Corporation Law impose various impediments on the ability of a third party to acquire control of the Company, even if a change in control would be beneficial to its stockholders. For example, the Company is afforded the protections of Section 203 of the Delaware General Corporation Law, which prevents it from engaging in a business combination with a person who acquires at least 15% of Company common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained. See “Certain Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law—Delaware Law.”

The Company’s certificate of incorporation and by-laws contain a number of provisions that could make the acquisition of the Company by means of a tender offer, proxy contest or otherwise more difficult. For example, the Company’s certificate of incorporation provides for a classified board, provides special majority requirements for the removal of directors and the filling of director vacancies, authorizes the issuance of preferred stock and does not permit stockholder action by written consent, and the Company’s by-laws require advance notice of stockholder nominations and proposals. In addition, the Company’s rights agreement has the effect of inhibiting the acquisition of 10% or more of the Company’s voting stock without the prior approval of its board of directors. See “Certain Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law—Certificate of Incorporation, By-Laws and Rights Plan.”

Pursuant to the indemnity provisions of the tax sharing agreement between Weyerhaeuser and the Company, an acquisition or further issuance of the Company’s equity securities that triggers the application of Section 355(e) of the Code may require the Company to indemnify Weyerhaeuser for the resulting tax. See “—Risks Related to the Transactions—If the Distribution does not constitute a tax-free spin-off under Section 355 of the Code or a tax-free reorganization under Section 368 of the Code, either as a result of actions taken in connection with the Distribution or as a result of subsequent acquisitions of shares of Weyerhaeuser or Company common stock, then Weyerhaeuser and/or Weyerhaeuser shareholders may be responsible for payment of U.S. federal income taxes.”

These provisions could have the effect of delaying, deferring or preventing a change in control of the Company, discourage others from making tender offers for the Company’s shares, lower the market price of the Company’s stock or impede the ability of the Company’s stockholders to change the Company’s management, even if such changes would be beneficial to these stockholders.

Risks Related to the Transactions

The Company may not realize anticipated synergies, cost savings and growth opportunities from the Transaction.

The success of the Transaction depends, in part, on the Company’s ability to realize the anticipated synergies, cost savings and growth opportunities from integrating the Weyerhaeuser Fine Paper Business with the Domtar Inc. business. The Company’s success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of such businesses and operations. Even if the Company is able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings and growth opportunities that the Company expects from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Transaction may be offset by the loss of Weyerhaeuser’s purchasing power or the costs incurred in integrating the businesses and operations.

The Company incurred and expects to continue to incur significant costs related to the Transaction that could have a material adverse effect on its operating results.

The Company incurred financial, legal and accounting costs and sales and transfer taxes in connection with the Transaction. In addition, the Company estimates that it will incur costs in connection with the separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser. The Company also anticipates that it will incur significant costs in connection with the integration of the Weyerhaeuser Fine Paper Business and the Domtar Inc. business, including, among other things, costs relating to information technology integration, severance costs and the potential write-down of assets, which cannot be reasonably estimated at this time. These costs may have a material adverse effect on the Company’s cash flows and operating results in the periods in which they are recorded.

The historical financial information of the Predecessor may not be representative of its results if the Weyerhaeuser Fine Paper Business had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.

Prior to the Closing Date, the Predecessor was a fully integrated business unit of Weyerhaeuser. Consequently, the financial information of the Predecessor included in this document has been derived from the consolidated financial statements and accounting records of Weyerhaeuser and reflects assumptions and allocations made by Weyerhaeuser. The financial position, results of operations and cash flows of the Predecessor presented may be different from those that would have resulted had the Predecessor been operated independently. For example, in preparing the Predecessor financial statements, Weyerhaeuser has made an appropriate allocation of costs and expenses that are attributable to the Predecessor. However, these costs and expenses reflect the costs and expenses attributable to the Predecessor operated as part of a larger organization and do not reflect costs and expenses that would be incurred by this business had it been operated independently. As a result, the historical financial information of the Predecessor may not be a reliable indicator of future results.

Material weaknesses in our internal control over financial reporting could result in a material misstatement of our financial condition.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management of the Company identified the following material weaknesses as of April 1, 2007, which were remediated as of December 30, 2007.

The Company did not maintain effective controls over the completeness and accuracy of financial information produced under the transition services agreement with Weyerhaeuser. Specifically, the Company did not have controls designed and in place to ensure that financial data regarding the Predecessor was complete, accurate, produced on a timely basis and supported with appropriate documentation. Further, the Company did not maintain an appropriate accounting and financial reporting organizational structure, specifically relating to the depth of resources, to be able to ensure that the accounting records being maintained by Weyerhaeuser under the transition services agreement were accurate and complete. The financial data produced under the transition services agreement affects substantially all balance sheet and income statement accounts.

These control deficiencies resulted in adjustments to the interim financial statements as of and for the thirteen week period ended April 1, 2007 and a delay in the filing of the Quarterly Report on Form 10-Q for that period.

Aboriginal interests may delay or result in challenges to the transfer of certain forest licenses and forest management agreements.

Under applicable forestry legislation in Saskatchewan, Weyerhaeuser must obtain consent from the Government of Saskatchewan in order to complete the transfer of certain timber rights in Saskatchewan to the Company. Pursuant to the agreements governing the Transaction, the transfer of these timber rights were delayed until the appropriate approvals are received. Recent Supreme Court of Canada decisions have confirmed that the federal and provincial governments in Canada have a duty to consult with, and in certain circumstances, seek to accommodate aboriginal groups whenever there is a reasonable prospect that a government’s decision may adversely affect an aboriginal group’s interests in relevant land and resources that are the subject of the decision. The Company believes that the Government of Saskatchewan has consulted with relevant aboriginal groups in connection with these consent approvals. This consultation process could result in delays, constrain access to the timber or give rise to additional costs. In addition, if the Government of Saskatchewan does not adequately discharge its obligation this could result in litigation. It is not possible at present to predict the risks associated with such litigation.

If the distribution by Weyerhaeuser of its shares of Company common stock to the holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares pursuant to an exchange offer (“Distribution”) did not constitute a tax-free transaction, either as a result of actions taken in connection with the distribution or as a result of subsequent acquisitions of shares of Company common stock, then the Company may be responsible for payment of substantial U.S. federal income taxes under its tax sharing agreement with Weyerhaeuser.

Weyerhaeuser received a private letter ruling from the Internal Revenue Service on February 5, 2007 to the effect that, based on the facts, assumptions, representations and undertakings set forth in the ruling, the Contribution and Distribution qualified as tax-free to Weyerhaeuser and the holders of Weyerhaeuser common shares for U.S. federal income tax purposes under Sections 355 and 368 and related provisions of the Code.

The Distribution would become taxable to Weyerhaeuser pursuant to Section 355(e) of the Code if 50% or more (by vote or value) of equity securities of the Company were acquired, directly or indirectly, by persons other than Weyerhaeuser shareholders as part of a plan or series of related transactions that included the Distribution. Because Weyerhaeuser shareholders owned more than 50% of Company common stock following the Arrangement, the Arrangement, by itself, would not have caused the Distribution to be taxable to Weyerhaeuser under Section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of Company equity securities, either before or after the Distribution and the Arrangement, were part of a plan or series of related transactions that included the Distribution such determination could result in the recognition of a gain by Weyerhaeuser under Section 355(e) of the Code. In such case, the gain recognized by Weyerhaeuser likely would include the entire fair market value of the Company common stock distributed to Weyerhaeuser’s shareholders, and thus would be substantial.

Under the tax sharing agreement among Weyerhaeuser, the Company, and Domtar Inc., the Company generally would be required to indemnify Weyerhaeuser against tax-related losses to Weyerhaeuser and/or its shareholders that arise as a result of certain actions taken or omissions to act by the Company, its subsidiaries or certain affiliates of the Company (“Disqualifying Actions”) after the Transaction. See “Risks related to the transaction—The Company may be affected by significant restrictions following the Transaction in order to avoid significant tax-related liabilities.”

The Company may be affected by significant restrictions following the Transaction in order to avoid significant tax-related liabilities.

Even if the Distribution qualifies as a tax-free reorganization, it may not qualify as a transaction that is tax-free to Weyerhaeuser if 50% or more (by vote or value) of the equity securities of the Company are acquired by persons other than Weyerhaeuser shareholders as part of a “plan” that includes the Distribution pursuant to Section 355(e) of the Code.

The tax sharing agreement requires that the Company, its subsidiaries and certain affiliates of the Company, for a two-year period following the Closing Date, avoid taking certain actions that might cause the Distribution to be treated as part of a plan pursuant to which 50% or more of the Company’s equity securities are acquired. Certain of these Disqualifying Actions subject to restrictions include:

•	The redemption, recapitalization, repurchase or acquisition by the Company of its capital stock;

•	The issuance by the Company of capital stock or convertible debt;

•	The liquidation of the Company;

•	The discontinuance of the operations of the Predecessor;

•	The sale or disposition (other than in the ordinary course of business) of all or a substantial part of the Predecessor; or

•	The other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

To the extent that the tax-free status of the Distribution is lost because of a Disqualifying Action after the date of consummation of the Transaction, the Company generally will be required to indemnify, defend and hold harmless Weyerhaeuser from and against any and all resulting tax-related losses incurred by Weyerhaeuser and/or Weyerhaeuser shareholders, without regard to whether Weyerhaeuser gave the Company prior written consent to the specific action taken by the Company.

Because of these restrictions, the Company may be limited in its ability to pursue strategic transactions or equity or convertible debt financing or engage in new business or other transactions that may maximize the value of its business.

A third party has demanded an increase in consideration from Domtar Inc. under an existing contract in connection with the Transaction.

In 1998, Domtar Inc. acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc., an integrated producer of specialty paper and wood products. The purchase agreement relating to this acquisition includes a purchase price adjustment whereby, in the event of the acquisition by a third-party of more than 50% of the shares of Domtar Inc. in specified circumstances, Domtar Inc. may be required to pay an increase in consideration of up to a maximum of CDN$120 million (approximately $121 million). This amount gradually declines over a 25-year period and at March 7, 2007, the Closing Date, the maximum amount of the purchase price adjustment was CDN$110 million (approximately $111 million). No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, Domtar Inc. received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of CDN$110 million (approximately $111 million) as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and seeking a purchase price adjustment of CDN$110 million (approximately $111 million) as well as additional compensatory damages. The Company and Domtar Inc. does not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and it intends to defend itself vigorously against any claims with respect thereto. However, the Company may not be successful in its defense of such claims, and, if it is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the Company’s liquidity, results of operations and financial condition.

The Company’s substantial indebtedness, which is approximately $2.2 billion as of December 30, 2007, could adversely affect its financial condition and impair its ability to operate its business.

As of December 30, 2007, the Company had approximately $2.2 billion of outstanding indebtedness, including $693 million of indebtedness under its senior secured credit facilities, $39 million of capital leases and $1.5 billion of unsecured long-term notes.

The Company’s substantial degree of indebtedness could have important consequences to the Company’s financial condition, operating results and business, including the following:

•

it may limit the Company’s ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•

a substantial portion of the Company’s cash flows from operations will be dedicated to payments on its indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	the debt service requirements of the Company’s indebtedness could make it more difficult for the Company to satisfy its other obligations;

•

the Company’s borrowings under the senior secured credit facilities are at variable rates of interest, exposing the Company to increased debt service obligations in the event of increased interest rates;

•	it may limit the Company’s ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt; and

•

it may increase the Company’s vulnerability to a downturn in general economic conditions or in its business, and may make the Company unable to carry out capital spending that is important to its growth.

Despite current indebtedness levels, the Company and its subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with its substantial leverage.

The Company and its subsidiaries may incur substantial additional indebtedness in the future. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, including secured indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, as of December 30, 2007, the Company had $50 million drawn under its senior secured revolving credit facility and $46 million of letters of credit outstanding, resulting in $654 million of availability for future drawings under this facility. Other new borrowing could also be incurred by Domtar Corporation or its subsidiaries. If the Company incurs additional debt, the risks associated with its substantial leverage would increase.

The Company’s ability to generate the significant amount of cash needed to pay interest and principal on the Domtar Corporation notes and service its other debt and financial obligations and its ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond the Company’s control.

The Company has considerable debt service obligations. The Company’s ability to make payments on and refinance its debt, including the Domtar Corporation debt securities and amounts borrowed under its senior secured credit facilities and other financial obligations and to fund its operations will depend on its ability to generate substantial operating cash flow. The Company’s cash flow generation will depend on its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, many of which are beyond its control.

The Company business may not generate sufficient cash flow from operations and future borrowings may not be available to the Company under its senior secured credit facilities or otherwise in amounts sufficient to enable the Company to service its indebtedness, including the Domtar Corporation notes, and borrowings under its senior secured credit facilities or to fund its other liquidity needs. If the Company cannot service its debt, the Company will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing its debt or seeking additional equity capital. Any of these remedies may not be effected on commercially reasonable terms, or at all, and may impede the implementation of its business strategy. Further, the Credit Agreement may restrict the Company from adopting any of these alternatives. In addition, the restrictions on the Company’s ability to issue equity securities or convertible debt securities during the two year period following the Closing Date without jeopardizing the intended tax consequences of the Transaction may make it difficult for the Company to raise equity capital if needed to service its indebtedness. Because of these and other factors that may be beyond its control, the Company may be unable to pay the principal, premium, if any, interest or other amounts on the Domtar Corporation notes. See “Risks related to the Transaction—The Company may be affected by significant restrictions following the Transaction in order to avoid significant tax-related liabilities.”

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Prospectus and other materials the Company has filed or will file with the SEC (as well as information included in the Company’s other written or oral statements) contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “continue” or similar expressions. These forward-looking statements address, among other things, the anticipated effects of the Transactions. These forward-looking statements are based on the current plans and expectations of the Company’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them occurs, what effect they will have on the Company’s results of operations or financial condition. These factors include, but are not limited to:

•	the effect of general economic conditions, particularly in the United States and Canada;

•	market demand for the Company’s products, which may be tied to the relative strength of various U.S. and/or Canadian business segments;

•	product selling prices;

•	raw material prices, including wood fiber, energy and chemical;

•	performance of the Company’s manufacturing operations including unexpected maintenance requirements;

•	the successful integration of the Weyerhaeuser Fine Paper Business with Domtar Inc. and the ability to realize anticipated cost savings;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including writedowns of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar;

•	the effect of timing of retirements and changes in the market price of Company common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risk Factors.”

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Prospectus. The Company does not assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

USE OF PROCEEDS

Because the common stock will be issued upon exchange of the exchangeable shares, the Company will receive no cash proceeds from the offering.

DIVIDEND POLICY

The Company currently does not intend to pay dividends for the foreseeable future. In addition, the Company’s ability to pay dividends is restricted by agreements governing the Company’s and its subsidiaries’ debt, including the Company’s senior secured credit facilities.

SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

The following sets forth selected historical financial data of the Company for the periods and as of the dates indicated. The selected financial data as of December 25, 2005, December 31, 2006 and December 30, 2007 and for the fiscal years ended December 26, 2004, December 25, 2005, December 31, 2006 and December 30, 2007 have been derived from the audited financial statements of Domtar Corporation for 2007, and the Weyerhaeuser Fine Paper Business for 2004, 2005 and 2006. The selected financial data as of December 28, 2003 and December 26, 2004 and for the fiscal year ended December 28, 2003 have been derived from the financial statements for the Weyerhaeuser Fine Paper Business, which have not been audited. The Company’s fiscal year ends on the last Sunday of the calendar year. Fiscal year 2007 consisted of 52 weeks, as did all other fiscal years presented except for fiscal 2006, which consisted of 53 weeks.

The Company acquired Domtar Inc. as of March 7, 2007. Accordingly, the results of operations for Domtar Inc. are reflected in the financial statements only for the period after that date. Prior to March 7, 2007, the financial statements of the Company reflect only the results of operations of the Weyerhaeuser Fine Paper Business. Since the selected historical financial information of the Company for the 52 weeks ended December 30, 2007 excludes the results of Domtar Inc. prior to March 7, 2007, they are not necessarily indicative of results that may be expected in future years. Similarly, the balance sheet data for fiscal years ended on or before December 31, 2006 does not reflect the acquisition of Domtar Inc.

	Year Ended
	December 30, 2007	December 31, 2006	December 25, 2005	December 26, 2004	December 28, 2003
(Dollars in millions except per share figures)
Statement of Income Data:
Sales	$5,947	$3,306	$3,267	$3,026	$2,854
Closure and restructuring costs and, impairment of goodwill and property, plant and equipment	110	764	538	17	24
Depreciation and Amortization	471	311	357	348	338
Operating income (loss)	270	(556)	(578)	(41)	(96)
Net earnings (loss)	70	(609)	(478)	(17)	(67)
Net earnings (loss) per share—basic	$0.15	$(2.14)	$(1.68)	$(0.06)	$(0.24)
Net earnings (loss) per share—diluted	$0.15	$(2.14)	$(1.68)	$(0.06)	$(0.24)

	December 30, 2007	December 31, 2006	December 25, 2005	December 26, 2004	December 28, 2003
					(Unaudited)
Balance Sheet Data:
Total assets	$7,748	$3,998	$4,970	$5,565	$5,649
Long-term debt	2,213	32	24	27	32
Total shareholders’ equity	3,197	2,915	3,773	4,261	4,316

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), unless otherwise specified, “Domtar Corporation,” “the Company,” “Domtar,” “we,” “us” and “our” refer to Domtar Corporation and its subsidiaries, as well as its investments. Domtar Corporation’s common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange. Except where otherwise indicated, all financial information reflected herein is determined on the basis of accounting principles generally accepted in the United States (“GAAP”). This MD&A should be read in conjunction with Domtar Corporation’s audited consolidated financial statements and notes thereto included in this Prospectus.

In accordance with industry practice, in this report, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons. The term “tonne” or the symbol “ADMT” refers to an air dry metric ton and the term “MFBM” refers to million foot board measure. In this report, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars, and the term “dollars” and the symbol “$” refer to U.S. dollars. In the following discussion, unless otherwise noted, references to increases or decreases in income and expense items, prices, contribution to net earnings (loss), and shipment volume are based on the fifty-two week periods ended December 30, 2007 and December 25, 2005, as compared to the fifty-three week period ended December 31, 2006. The fifty-two week periods are also referred to as 2007 and 2005, and the fifty-three week period is referred to as 2006.

THE TRANSACTION

Domtar Corporation was incorporated on August 16, 2006 for the sole purpose of holding the Weyerhaeuser Fine Paper Business and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. (the “Transaction”). The Weyerhaeuser Fine Paper Business was owned by Weyerhaeuser Company (“Weyerhaeuser”) prior to the completion of the Transaction. The Transaction was consummated on March 7, 2007. Domtar Corporation had no operations prior to March 7, 2007 when, upon the completion of the Transaction, it became an independent public holding company that, directly or indirectly through its subsidiaries, owns the Weyerhaeuser Fine Paper Business and Domtar Inc. We refer to Domtar Corporation, as of the consummation of the Transaction, as the “Successor.”

Although Weyerhaeuser does not have a continuing proprietary interest in Domtar Corporation, we have entered into several agreements with Weyerhaeuser and/or some of its subsidiaries in connection with the Transaction, including a tax sharing agreement, an intellectual property licensing agreement, a transition services agreement, fiber and pulp supply agreements and site services agreements. These agreements enable us to continue to operate the Weyerhaeuser Fine Paper Business efficiently following the completion of the Transaction.

The following MD&A of Domtar Corporation covers certain periods prior to the Transaction. For accounting and financial reporting purposes, the Weyerhaeuser Fine Paper Business is considered to be the “Predecessor” to Domtar Corporation and as a result, its historical financial statements now constitute the historical financial statements of Domtar Corporation. Accordingly, the results reported for 2006 and for 2005 include only the results of operations of the Weyerhaeuser Fine Paper Business, on a carve-out basis. The results reported for the fourth quarter of 2007 include results of the Successor for the entire period and those reported for 2007 include the results of operations of the Weyerhaeuser Fine Paper Business, on a carve-out basis, for the period from January 1, 2007 to March 6, 2007 and the results of operations of the Successor for the period from March 7, 2007 to December 30, 2007, which represents forty-three weeks of operations. These historical financial statements may not be indicative of our future performance, see Risk Factors, “—Risks related to the transactions—The historical financial information of the Predecessor may not be representative of its results if the Weyerhaeuser Fine Paper Business had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.”

For more information on the Transaction, refer to Note 1 of the consolidated financial statements, included in this Prospectus.

EXECUTIVE SUMMARY

In 2007, we reported operating income of $270 million, an increase of $826 million compared to an operating loss of $556 million in 2006 mainly due to a goodwill impairment charge recorded in the first quarter of 2006 and in part due to the acquisition of Domtar Inc. Excluding operating income of $168 million attributable to Domtar Inc., the operating income in 2007 amounted to $102 million, an increase in operating income of $658 million compared to 2006. The increase was mostly attributable to a $749 million goodwill impairment charge recorded in the first quarter of 2006 based on an evaluation of goodwill relating to the Papers segment, higher average selling prices for pulp and paper, higher shipments for pulp and lower costs for freight and for maintenance. These factors were partially offset by an aggregate $96 million charge for the impairment of goodwill and property, plant and equipment recorded in the fourth quarter of 2007 associated with the reorganization of our Dryden paper mill and the goodwill impairment of our Wood business, the non-recurring benefit of the $65 million duties refund recorded in the fourth quarter of 2006, as well as lower shipments for paper and wood, partially resulting from the additional week of operations in 2006. Additional factors include lower average selling prices for wood products, higher costs for fiber and chemicals, the negative impact of a stronger Canadian dollar, severance costs related to the reorganization of our Dryden paper mill and a $9 million increase in environmental provisions recorded in 2007.

For 2008, inflation pressures on energy-related costs, including those related to fiber and chemicals, are expected to remain while costs related to integration are expected to decrease in the second half of the year. Average paper price realizations are expected to increase after giving effect to price increases implemented toward the end of 2007 and additional pricing initiatives announced for 2008. Paper volumes are expected to stay relatively steady when compared to 2007. While there are indications that growth in the U.S. economy may continue to slow in the next months, this has not yet impacted Domtar’s Papers business.

CORPORATE OVERVIEW

While all of our businesses are affected by changes in economic conditions in North America, there are a number of business-specific factors affecting Domtar Corporation’s operating results. Sales in our Papers business and Paper Merchants business are affected by the overall demand for printing and writing papers in North America. Our operating results are affected primarily by sales volumes, selling prices, currency fluctuations and raw materials costs. Factors affecting volumes and prices include per capita usage of uncoated freesheet papers, changes in white-collar employment, cycles in marketing and advertising activities, ongoing substitution of electronic media, inventory fluctuations at the end-users and imports of uncoated freesheet papers in North America. Currency fluctuations affect mainly the operating results of our Canadian operations exporting to the U.S. market. Raw materials costs are affected by the direct and indirect impact of energy prices including fossil fuels, supply constraints and the changes in economic conditions.

Sales in our Wood business are affected by demand for framing lumber and overall economic conditions. Our operating results are affected primarily by sales volumes, selling prices, currency fluctuations and fiber costs. Factors affecting volumes and prices include changes in housing starts, unsold inventories of homes, fluctuations in interest rates and changes in the unemployment rate. Currency fluctuations impact the Canadian-dollar denominated cost structure of all of our sawmilling operations affecting the operating results. Fiber costs on public lands are affected by energy prices, changes in harvesting volumes and regulations in place.

HIGHLIGHTS

During 2007, we completed a significant transaction creating a new leader in our industry, conducted a review of our operations resulting in the streamlining of our portfolio of assets and, as a result of our synergy efforts, identified and launched multiple projects aimed at reducing costs and improving efficiency. We completed a bond exchange and tender offers, for debentures and preferred shares, for the purpose of simplifying our capital structure, achieved and surpassed our first-year synergy target and strengthened our balance sheet.

Potential Redevelopment of Prince Albert Facility

On November 30, 2007, we were informed that the Government of Saskatchewan was not prepared to participate in the financing and redevelopment of the Prince Albert facility into a Northern Bleached Softwood Kraft (“NBSK”) pulp mill producing 100% Forest Stewardship Council (“FSC”) certified softwood pulp for the North American and offshore markets, as set forth in the memorandum of understanding signed on September 12, 2007. As such, the Company has not determined whether this previously idled facility will be reopened, sold or closed.

Debt restructuring

During November 2007, certain of Domtar Inc.’s bondholders elected to exchange their Domtar Inc. bonds for Domtar Corporation bonds with the same maturity and interest rate pursuant to an exchange offer. The amounts exchanged were 99.96% of the outstanding principal amount of 7.875% Notes, 99.55% of the outstanding principal amount of 5.375% Notes, 99.93% of the outstanding principal amount of 7.125 % Notes, and 99.30% of the outstanding principal amount of 9.5% Notes. During December 2007, 97.32% of the outstanding principal amount of the 10% Debentures and 99.33% of the outstanding principal amount of the 10.85% Debentures were purchased and cancelled by Domtar Inc. pursuant to a tender offer.

Restructuring

We regularly review our overall production capacity with the objective of adjusting our production capacity with anticipated long-term demand. In December 2007, we announced the reorganization of our Dryden facility as well as the closure of our Port Edwards mill, effective in the first and second quarters of 2008, respectively. These measures will result in the curtailment of approximately 336,000 tons of paper capacity per year and will affect approximately 625 employees.

In July 2007, we announced the closure of two paper machines, one located at our Woodland paper mill and another at our Port Edwards paper mill, as well as the closure of our paper mill in Gatineau and our converting center in Ottawa, effective October 2007. In total, these closures resulted in the curtailment of approximately 284,000 tons of paper capacity per year and affected approximately 430 employees. We continue to evaluate potential adjustments to our production capacity, which may include additional closures of machines or entire mills, and we could recognize cash and/or non-cash charges relating to any such closures in future periods.

In 2005, we announced the indefinite closure of our Big River and 51% owned Wapawekka, Saskatchewan sawmills (effective in the first quarter of 2006) and the indefinite closure of our Prince Albert pulp and paper mill and one paper machine at our Dryden pulp and paper mill (effective in the second quarter of 2006).

RECENT DEVELOPMENTS

Agreement for the Sale of Wood Business

On January 7, 2008, Domtar announced that Domtar Inc. and Conifex Inc. have terminated the agreement announced June 22, 2007, relating to the sale of Domtar Inc.’s Wood business. Conifex Inc. was to acquire sawmills and other forest operations situated in Ontario and Quebec. Both parties recognized that the closing conditions had not been met pursuant to the terms of the agreement.

Domtar intends to continue to seek opportunities to maximize the value of these assets as well as pursue initiatives to improve their operational efficiency.

Kamloops Fiber Supply

We entered into a number of fiber supply agreements with Weyerhaeuser pursuant to which Weyerhaeuser had agreed to supply our Kamloops pulp mill with fiber. In February 2008, Weyerhaeuser announced the closure effective May 12, 2008 of its sawmill in Kamloops. The mill is a source of fiber for our Kamloops pulp mill. This closure will not have a significant impact on our Kamloops pulp mill operations because under the terms of the supply agreements, Weyerhaeuser will still be responsible for supplying our mill with the agreed upon amount of fiber.

ACCOUNTING FOR THE TRANSACTION

The Transaction was considered, for accounting purposes, as the acquisition of Domtar Inc. by Domtar Corporation and has been accounted for using the purchase method of accounting. Accordingly, the purchase price is based upon the estimated fair value of Domtar Corporation common stock issued in addition to acquisition costs directly related to the Transaction. Since no quoted market price existed for the shares of Domtar Corporation’s common stock, the purchase price is based on the fair value of the net assets acquired on August 23, 2006, the date on which the terms of the Transaction were agreed to and announced. The fair value of Domtar Inc. common shares of $6.63 per share used in the calculation of the purchase price is based upon the average closing price of Domtar Inc. common shares on the Toronto Stock Exchange for the five trading days beginning August 21, 2006 and ending August 25, 2006, converted at the average daily foreign exchange rate of the Bank of Canada. The number of outstanding Domtar Inc. common shares used in the calculation of the fair value is based on the same periods.

The total purchase price is allocated to tangible and intangible assets acquired and liabilities assumed based on our estimates of their fair value, which are based on information currently available. During the fourth quarter of 2007, we have completed the valuation of all assets and liabilities. In the process of completing such valuation, we have revised the amounts allocated to certain assets and liabilities from those previously reported in the third quarter of 2007. The principal significant elements for which such amounts have been modified include property, plant and equipment, intangible assets, income tax balances and goodwill.

The following table summarizes the components of the total purchase price and the purchase price allocation.

(In millions of U.S. dollars, unless otherwise noted)
231,436,850 common shares of Domtar Inc. outstanding at an average closing price of $6.63 per share	$1,534
Direct acquisition costs	28

Estimated total purchase price, net of assumed debt	$1,562

The total purchase price of the transaction has been allocated as follows:
Fair value of net assets acquired at the date of acquisition
Cash and cash equivalents	$573
Receivables	166
Inventories	448
Prepaid expenses	12
Income and other taxes receivable	10
Deferred income taxes—current	63
Property, plant and equipment	2,469
Intangible assets	98
Deferred income taxes—non current	34
Goodwill	300
Other assets	39

Total assets	$4,212
Less: Liabilities
Bank indebtedness	$67
Trade and other payables	410
Income and other taxes payable	15
Long-term debt due within one year	1
Long-term debt	1,660
Deferred income tax liability—non-current	141
Other liabilities and deferred credits	328
Minority interests	28

Total liabilities	2,650

Fair value of net assets acquired at the date of acquisition	$1,562

OUR BUSINESS

Domtar Corporation’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. A description of our business is included in this Prospectus.

Papers

We are the largest integrated manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world based on production capacity. In uncoated freesheet, we have 12 pulp and paper mills in operation (nine in the United States and three in Canada) with an annual paper production capacity of approximately 4.6 million tons of uncoated freesheet paper, after giving effect to the announced closure of our Port Edwards facility and the restructuring of our Dryden facility. In addition, we have an annual production capacity of 238,000 tons of coated groundwood at our Columbus paper mill. Our paper manufacturing operations are supported by 17 converting and distribution operations including a network of 11 plants located offsite of our paper making operations. Also, we have forms manufacturing operations at two of the offsite converting and distribution operations and three stand-alone forms manufacturing operations.

We design, manufacture, market and distribute a wide range of fine paper products for a variety of consumers, including merchants, retail outlets, stationers, printers, publishers, converters and end-users. Approximately 81% of our paper production capacity is domestic and the remaining 19% is located in Canada. We also manufacture and sell pulp in excess of our internal requirements and we purchase papergrade pulp from third parties allowing us to optimize the logistics of our pulp capacity while reducing transportation costs. We have the capacity to sell to third parties approximately 1.5 million metric tonnes of pulp per year depending on market conditions. Approximately 45% of our trade pulp production capacity is domestic and the remaining 55% is located in Canada. We shipped approximately 1.3 million metric tonnes of pulp in excess of our internal requirements in 2007.

Paper Merchants

Our Paper Merchants business consists of an extensive network of strategically located paper distribution facilities, comprising the purchasing, warehousing, sale and distribution of our various products and those of other manufacturers. These products include business and printing papers and certain industrial products. These products are sold to a wide and diverse customer base, which includes small, medium and large commercial printers, publishers, quick copy firms, catalog and retail companies and institutional entities. Our paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group. Ris Paper, part of the Domtar Distribution Group, operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. In Canada, Domtar Distribution Group operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House in two locations in Atlantic Canada.

Wood

Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products, and the management of forest resources. We operate five sawmills with a production capacity of approximately 660 million board feet of lumber and one remanufacturing facility. In addition, we own six sawmills that are currently not in operation but have an aggregate production capacity of approximately 796 million board feet of lumber. We also have investments in five companies, one of which is not in operation. We seek to optimize the 28 million acres of forestland we directly license or own in the United States and Canada through efficient management and the application of certified sustainable forest management practices to help ensure that a continuous supply of wood is available for future needs.

CONSOLIDATED AND SEGMENTED RESULTS OF OPERATIONS

The following table includes the consolidated financial results of Domtar Corporation for the fifty-two week periods ended December 30, 2007, which consists of the consolidated financial results of the Weyerhaeuser Fine Paper Business, on a carve-out basis, from January 1, 2007 to March 6, 2007 and of the Successor for the period from March 7, 2007 to December 30, 2007, and the consolidated financial results of the Weyerhaeuser Fine Paper Business, on a carve-out basis, for the fifty-three week periods ended December 31, 2006 and the fifty-two weeks ended December 25, 2005.

	Fifty-two weeks ended	Fifty-three weeks ended	Fifty-two weeks ended
FINANCIAL HIGHLIGHTS	December 30, 2007	December 31, 2006	December 25, 2005
(In millions of U.S. dollars, unless otherwise noted)
Sales	$5,947	$3,306	$3,267
Operating income (loss)	270	(556)	(578)
Net earnings (loss)	70	(609)	(478)

Net earnings (loss) per common share (in dollars)[1]:
Basic	0.15	(2.14)	(1.68)
Diluted	0.15	(2.14)	(1.68)

Operating income (loss) per segment:
Papers	$321	$(608)	$(492)
Paper Merchants	13	—	—
Wood	(63)	52	(86)
Corporate	(1)	—	—

Total	$270	$(556)	$(578)

	At December 30, 2007	At December 31, 2006
Total assets	$7,748	$3,998
Total long-term debt, including current portion	$2,230	$44

[1]	Refer to Note 5 of the consolidated financial statements included in this Prospectus, for more information on the calculation of net earnings (loss) per common share.

FIFTY-TWO WEEK PERIOD ENDED DECEMBER 30, 2007 VERSUS

FIFTY-THREE WEEK PERIOD ENDED DECEMBER 31, 2006

Sales

Sales for 2007 amounted to $5,947 million, an increase of $2,641 million, or 80%, from sales of $3,306 million in 2006 due to the acquisition of Domtar Inc. Excluding sales of $2,807 million attributable to Domtar Inc., sales for 2007 amounted to $3,140 million, a decrease of $166 million compared to sales for 2006. The decrease was mainly attributable to lower shipments for paper and wood, partially resulting from the additional week of operations in 2006, as well as lower average selling prices for wood products. These factors were partially offset by higher average selling prices for pulp and paper and higher shipments for pulp.

Domtar Inc.’s sales for the forty-three weeks ended December 30, 2007 amounted to $2,807 million. Domtar Inc.’s sales were impacted by lower shipments for paper, pulp and wood products and lower average selling prices for lumber, partially offset by higher average selling prices for paper and pulp.

Cost of Sales

Cost of sales amounted to $4,757 million, an increase of $2,081 million, or 78%, in 2007, compared to cost of sales in 2006 due to the acquisition of Domtar Inc. Excluding cost of sales of $2,181 million attributable to Domtar Inc., cost of sales in 2007 amounted to $2,576 million, a decrease of $100 million compared to cost of sales in 2006. This decrease was mainly attributable to lower production and shipments for paper and wood products, partially resulting from the additional week of operations in 2006, lower costs for freight, lower costs for maintenance, lower costs due to mill and sawmill closures mentioned above, and lower costs related to lack-of-order downtime. These factors were partially offset by higher costs for fiber and chemicals, the negative impact of a stronger Canadian dollar, severance costs related to the reorganization of our Dryden paper mill and a $9 million increase in environmental provisions recorded in 2007.

Domtar Inc.’s cost of sales for the forty-three weeks ended December 30, 2007 amounted to $2,181 million, which were impacted by lower production and shipments for all of its major products except pulp, and lower costs for freight, partially offset by higher costs for fiber and chemicals and the negative impact of a stronger Canadian dollar.

Selling, General and Administrative Expenses

SG&A expenses increased by $234 million in 2007 compared to SG&A expenses in 2006 primarily due to the acquisition of Domtar Inc. Excluding SG&A of $218 million attributable to Domtar Inc., SG&A in 2007 amounted to $190 million, an increase of $16 million compared to SG&A in 2006. This increase in SG&A is mostly due to integration and optimization costs, fees paid to Weyerhaeuser for transition services, as well as stock-based compensation costs. These amounts were partially offset by the elimination of the corporate charges from Weyerhaeuser.

Domtar Inc.’s SG&A amounted to $218 million for the forty-three weeks ended December 30, 2007, and included transaction costs as well as integration and optimization costs.

Operating Income

Operating income in 2007 amounted to $270 million, an increase of $826 million compared to an operating loss in 2006 of $556 million mainly due to a $749 million goodwill impairment charge recorded in the first quarter of 2006 and in part due to the acquisition of Domtar Inc. Excluding operating income of $168 million attributable to Domtar Inc., operating income in 2007 amounted to $102 million, an increase of $658 million compared to 2006. The improvement in operating income was mostly attributable to a $749 million goodwill impairment charge recorded in the first quarter of 2006 based on an evaluation of goodwill relating to the Papers segment, as well as the factors mentioned above. These factors were partially offset by an aggregate $96 million charge for the impairment of goodwill and property, plant and equipment recorded in the fourth quarter of 2007 associated with the reorganization of our Dryden paper mill and the goodwill impairment of our Wood business as well as the non-recurring benefit of a $65 million duties refund recorded in the fourth quarter of 2006.

Domtar Inc.’s operating income for the forty-three weeks ended December 30, 2007 amounted to $168 million and was impacted by the factors mentioned above, as well as gains on a lawsuit settlement and an insurance claim settlement received in the fourth quarter of 2007 of $39 million and $12 million, respectively, and gains of $18 million on financial instruments.

Interest Expense

We incurred $171 million of interest expense for the fifty-two week period ended December 30, 2007 mainly relating to interest incurred after March 6, 2007 under our new Credit Agreement that we entered into in connection with the Transaction, as well as interest on existing Domtar Inc. debt exchanged for Domtar Corporation debt in the fourth quarter of 2007. Our interest expense for the fifty-two week period ended December 30, 2007 also includes costs related to our debt restructuring in the amount of $25 million.

Income Taxes

For the fifty-two week period ended December 30, 2007, our income tax expense amounted to $29 million, which was comprised of current tax expense of $102 million and deferred tax recovery of $73 million. The current tax expense includes $15 million of expense related to the period prior to the Transaction and does not constitute cash taxes for the Company.

The following table provides the allocation of the income tax expense of each jurisdiction for 2007:

JURISDICTION	U.S.	Canada	Total
(In million of U.S. dollars, unless otherwise noted)
Income (loss) before income taxes	$217	$(118)	$99
Income tax (benefit) expense	72	(43)	29
Effective tax rate	33%	36%	29%

The U.S. effective tax rate includes $4 million related to a non-conventional fuel tax credit. The non-conventional fuel tax credits are subject to fluctuations in the price of oil. Under current U.S. tax law, the sale of biomass gas will no longer generate non-conventional fuel tax credits after 2007. The Canadian effective tax rate for the fifty-two week period ended December 30, 2007 differs from the combined statutory rate due to an $11 million benefit related to changes in the federal income tax rate, out of which $6 million is related to a previously reported out-of-period adjustment.

Net Earnings

Net earnings amounted to $70 million ($0.15 per common share on a diluted basis) in 2007, an increase of $679 million compared to a net loss of $609 million ($2.14 per common share on a diluted basis) in 2006 mainly due to the impairment of goodwill recorded in the first quarter of 2006 and in part due to the acquisition of Domtar Inc. Excluding net earnings of $86 million attributable to Domtar Inc., net loss in 2007 amounted to $16 million, a decrease in net loss of $593 million compared to the net loss of 2006. This improvement in net earnings was mainly attributable to the factors mentioned above.

FOURTH QUARTER OVERVIEW

For the fourth quarter of 2007, we reported operating income of $7 million, a decrease of $136 million compared to operating income of $143 million in the fourth quarter of 2006 in part due to the acquisition of Domtar Inc. Excluding operating income of $76 million attributable to Domtar Inc., the operating loss in the fourth quarter of 2007 amounted to $69 million, a variation of $212 million compared to the fourth quarter of 2006. This variation is mainly attributable to an aggregate $96 million charge for the impairment of goodwill and property, plant and equipment recorded in the fourth quarter of 2007 associated with the reorganization of our Dryden paper mill and the goodwill impairment of our Wood business as well as the non-recurring benefit of the $65 million refund for antidumping and countervailing duties recorded in the fourth quarter of 2006. This variation is also attributable to lower shipments for paper and wood products, primarily due to the additional week of operations in the fourth quarter of 2006, the negative impact of a stronger Canadian dollar, and higher costs for fiber and chemicals. These factors were partially offset by higher average selling prices for paper and pulp, lower costs due to the one week differential when compared to the fourth quarter of 2006 as well as to the achieved synergies from the Transaction with Domtar Inc., lower maintenance costs, higher shipments for pulp and lower costs for energy.

FIFTY-THREE WEEK PERIOD ENDED DECEMBER 31, 2006 VERSUS

FIFTY-TWO WEEK PERIOD ENDED DECEMBER 25, 2005

Sales

Sales amounted to $3,306 million in 2006, an increase of $39 million, or 1.2%, compared to sales of $3,267 million in 2005. This increase is mainly attributable to higher average selling prices for both paper and pulp, resulting from an overall improvement in the pulp and paper markets, partially offset by a decrease in shipments for paper and pulp, mostly resulting from the closures of our Prince Albert, Saskatchewan pulp and paper mill and one paper machine at our Dryden pulp and paper mill, as well as a decrease in shipments of softwood lumber, partially due to the closures of our Big River and 51% owned Wapawekka, Saskatchewan sawmills.

Cost of Sales

Cost of sales amounted to $2,676 million in 2006, a decrease of $108 million, or 3.9%, compared to cost of sales of $2,784 million in 2005. This decrease was primarily due to a reduction in the costs incurred in the production process for pulp, paper and lumber as a result of the paper mill and sawmill closures mentioned above, partially offset by an increase in operating costs at the Canadian facilities as a result of the negative impact of a stronger Canadian dollar, an increase in chemical costs, an increase in supplies (primarily packaging materials) and an increase in other miscellaneous items during 2006, for the facilities that continued to operate.

Operating Loss

Operating loss amounted to $556 million in 2006, a decrease of $22 million, or 3.8%, compared to an operating loss of $578 million in 2005 due to items mentioned above, as well as a $522 million decrease in aggregate impairment of property, plant and equipment and closure and restructuring costs in 2006 and the $65 million refund for countervailing and antidumping duties recorded in 2006. These factors were partially offset by a $749 million goodwill impairment related to the closure of paper facilities in 2006.

Net Loss

Net loss amounted to $609 million in 2006, an increase of $131 million, or 27%, compared to a net loss of $478 million in 2005. This increase resulted from the factors mentioned above, in addition to an increase in income tax expense, mostly due to the non-deductibility for tax purposes of the $749 million goodwill impairment charge in 2006.

PAPERS

	Fifty-two weeks ended	Fifty-three weeks ended	Fifty-two weeks ended
SELECTED INFORMATION	December 30, 2007	December 31, 2006	December 25, 2005
(In millions of U.S. dollars, unless otherwise noted)
Sales
Total sales	$5,116	$3,143	$3,074
Intersegment sales	(235)	—	(2)

	$4,881	$3,143	$3,072

Operating income (loss)	321	(608)	(492)

Shipments
Paper (in thousands of ST)	4,501	3,024	3,297
Pulp (in thousands of ADMT)	1,329	798	828

Benchmark prices[1]:
Copy 20 lb sheets ($/ton)	$968	$902	$822
Offset 50 lb rolls ($/ton)	818	823	726
Coated publication, no. 5, 40 lb Offset, rolls ($/ton)	787	863	877
Pulp NBSK—U.S. market ($/ADMT)	824	722	647
Pulp NBHK—Japan market[2] ($/ADMT)	655	592	526

[1]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
[2]

Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of $15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

Sales and Operating Income

Sales

Sales in our Papers business amounted to $4,881 million in 2007, an increase of $1,738 million, or 55% compared to sales of $3,143 million in 2006 due to the acquisition of Domtar Inc. Excluding sales of $1,803 million attributable to Domtar Inc., sales in 2007 amounted to $3,078 million, a decrease of $65 million compared to sales in 2006. The decrease is attributable to lower shipments for paper of approximately 8%, excluding shipments attributable to Domtar Inc., in part due to the additional week of operation in 2006, partially offset by an increase in average selling prices for pulp and paper and higher shipments for pulp of approximately 5%, excluding shipments attributable to Domtar Inc.

Domtar Inc.’s sales for the forty-three week period ended December 30, 2007 amounted to $1,803 million and were impacted by higher average selling prices for paper and pulp, partially offset by lower shipments for paper and pulp.

Sales in our Paper business amounted to $3,143 million in 2006, an increase of $71 million, or 2% compared to sales of $3,072 million in 2005. The increase is attributable to an increase in average selling prices for pulp and paper, partially offset by lower shipments for pulp and paper of approximately 4% and 8%, respectively. The decrease in pulp and paper shipments is primarily due to the closure of our Prince Albert pulp and paper mill as well as the closure of one paper machine at our Dryden pulp and paper mill in the second quarter of 2006.

Operating Income

Operating income in our Papers business amounted to $321 million in 2007, an increase of $929 million compared to an operating loss of $608 million in 2006 in part due to the acquisition of Domtar Inc. Excluding the operating income of $187 million attributable to Domtar Inc., operating income in 2007 amounted to $134 million, an increase of $742 million compared to an operating loss in 2006. The increase is mostly attributable to the absence in 2007 of a $749 million goodwill impairment expense recorded in the first quarter of 2006 as well as higher average selling prices for paper and pulp, lower costs for freight resulting from our freight optimization efforts, lower costs for energy and higher shipments for pulp. These factors were partially offset by a $92 million charge for the impairment of property, plant and equipment recorded in the fourth quarter of 2007 associated with the reorganization of our Dryden paper mill, as well as lower shipments for paper, mostly due to the additional week of operations in the fourth quarter of 2006. Additional factors include the negative impact of a stronger Canadian dollar, higher costs for fiber, as well as higher costs for chemicals which is mostly due to the increase in the price of starch and sodium chlorate which are used in the production of paper and pulp, respectively.

Domtar Inc.’s operating income totaled $187 million for the forty-three week period ended December 30, 2007. Domtar Inc.’s operating income was impacted by lower shipments for paper and pulp and higher costs for fiber and chemicals, partially offset by gains totaling $51 million received in the fourth quarter of 2007 related to a lawsuit settlement and an insurance claim settlement, higher average selling prices for paper and pulp, and lower freight costs.

Operating loss in our Papers business amounted to $608 million in 2006, an increase of $116 million compared to an operating loss of $492 million in 2005. The increase in operating loss is primarily due to a $749 million of goodwill impairment expense recorded in the first quarter of 2006, the negative impact of a stronger Canadian dollar, higher costs for chemicals, an increase in supplies, primarily packaging materials, and an increase in other miscellaneous items during 2006 for our facilities that continued to operate. These factors were partially offset by a decrease in impairment of property, plant and equipment and closure and restructuring costs and a reduction in manufacturing costs as a result of the closure of our Prince Albert pulp and paper mill as well as one paper machine at our Dryden pulp and paper mill in the second quarter of 2006.

Pricing Environment

In our Papers business, our overall average sales prices increased in 2007 compared to 2006. Our average sales price for copy 20 lb sheets and offset 50 lb rolls was higher on average by $106/ton, or 12%, and $14/ton, or 2%, respectively, in 2007 compared to 2006. A $60/ton price increase has been announced for business paper grades, including copy and for several commercial printing and publication grades, including offset and opaque, effective in the first quarter of 2008.

Our average sales prices for both Northern Bleached Softwood Kraft (“NBSK”) pulp and Northern Bleached Hardwood Kraft (“NBHK”) pulp increased by $80/tonne, or 13%, in 2007 compared to 2006. A $20/tonne price increase has been announced for hardwood pulp, effective in February 2008.

Operations

Shipments

Our paper shipments, excluding shipments attributable to Domtar Inc., decreased by 248,000 tons, or 8%, in 2007 compared to 2006 mostly due to the additional week of operations in the fourth quarter of 2006 and the higher lack-of-order downtime resulting in the reorganization of our Dryden paper mill.

Our pulp trade shipments, excluding shipments of Domtar Inc., increased by 43,000 tonnes, or 5%, in 2007 compared to 2006 mostly due to increased lack-of-order downtime in paper, resulting in the availability of more saleable market pulp.

Labor

A collective agreement expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees). Negotiations have ceased and the mill has been closed for an indefinite period since November 2005.

Negotiations for the renewal of the collective agreement that expired in November 2007 for our Ashdown mill (affecting approximately 900 employees) began in October 2007 and are still ongoing. Negotiations for the renewal of the collective agreement that expired in August 2007 for our Woodland mill began in November 2007, and are ongoing as well.

Closure and Restructuring

In December 2007, we announced the reorganization of our Dryden facility as well as the closure of our Port Edwards mill, effective in the first and second quarters of 2008, respectively. These measures will result in the curtailment of approximately 336,000 tons of paper capacity per year and will affect approximately 625 employees.

In July 2007, Domtar announced the closure of two paper machines, one at our Woodland pulp and paper mill and another at our Port Edwards pulp and paper mill as well as our Gatineau paper mill and our Ottawa converting center, effective October 2007. In total, these closures resulted in the curtailment of approximately 284,000 tons of paper capacity per year and affected approximately 430 employees.

In 2006, we indefinitely closed our Prince Albert pulp and paper mill and one paper machine at our Dryden pulp and paper mill (effective in the second quarter of 2006).

In 2007, we incurred $106 million for closure and restructuring costs ($15 million in 2006 and $537 million in 2005), including impairment of property, plant and equipment of $92 million (nil in 2006 and $499 million in 2005). For more details on the closure and restructuring cost, refer to Note 16 of the consolidated financial statements included in this prospectus.

At December 30, 2007, $78 million of the paper segment closure and restructuring cost liability relate to operations and activities of Domtar Inc., which was acquired by Domtar Corporation on March 7, 2007, and were part of a plan that had begun to be assessed and formulated by management at that date. As a result, these costs represent assumed liabilities and costs incurred as of the acquisition date and were treated as part of the purchase price allocation in accordance with Emerging Issues Task Force (“EITF”) 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. These closures also impacted the fair value of certain property, plant and equipment as part of the Domtar Inc. purchase price allocation.

In 2006, we recognized restructuring costs which included paper facilities and restructuring activities at our Dryden and Prince Albert facilities.

In the fourth quarter of 2005, we announced the indefinite closure of our Prince Albert pulp and paper mill and one paper machine at our Dryden pulp and paper mill and we recognized closure costs and impairment charges related to these closures. Additionally, we recognized impairment charges for our Big River and 51% owned Wapawekka, Saskatchewan, sawmill as they sold chips and hog fuel to the closed pulp and paper facility and did not have an alternate market for such residual.

Other

On September 12, 2007, we signed a memorandum of understanding with the Province of Saskatchewan regarding a plan for the redevelopment of the Prince Albert facility. On November 30, 2007, we were informed that the Government of Saskatchewan was not prepared to participate in the financing and redevelopment of the Prince Albert facility into a NBSK pulp mill producing 100% Forest Stewardship Council (“FSC”) certified softwood pulp for the North American and offshore markets. As such, the Company has not determined whether this previously idled facility will be reopened, sold or closed.

On May 9, 2007, we concluded the sale of our Vancouver property for total proceeds of $20 million. No gain or loss was recorded on the sale.

Our Lebel-sur-Quévillon pulp mill, which was part of our acquisition of Domtar Inc., was indefinitely closed in the fourth quarter of 2005 due to unfavorable economic conditions. As of December 30, 2007, the Lebel-sur-Quévillon pulp mill remains indefinitely idled due to continuing unfavorable economic factors such as high wood fiber, energy and transportation costs, a strong Canadian dollar and uncompetitive labor costs. At December 30, 2007, our Lebel-sur-Quévillon pulp mill is recorded at its estimated fair value as it was included in the purchase price allocation upon acquisition.

PAPER MERCHANTS

SELECTED INFORMATION	Fifty-two weeks ended December 30, 2007	Fifty-three weeks ended December 31, 2006	Fifty-two weeks ended December 25, 2005
(In millions of U.S. dollars)
Sales	$812	—	—

Operating income	13	—	—

Sales and operating income

Sales

Our Paper Merchants business generated sales of $812 million for the fifty-two weeks ended December 30, 2007. The Predecessor had no Paper Merchants operations and as a result, sales for 2007 represent forty-three weeks of sales, from March 7, 2007, to December 30, 2007.

Operating Income

Operating income amounted to $13 million for the fifty-two weeks ended December 30, 2007.

Operations

Labor

We have collective agreements covering six locations in the U.S. and five locations in Canada that will expire between December 2008 and December 2010.

WOOD

SELECTED INFORMATION	Fifty-two weeks ended December 30, 2007	Fifty-three weeks ended December 31, 2006	Fifty-two weeks ended December 25, 2005
(In millions of U.S. dollars, unless otherwise noted)
Sales	$304	$234	$338
Intersegment sales	(50)	(71)	(143)

	254	163	195

Operating income (loss)	(63)	52	(86)

Shipments (millions of FBM)	684	223	431

Benchmark prices[1]:
Lumber G.L. 2x4x8 stud ($/MFBM)	$321	$343	$418
Lumber G.L. 2x4 R/L no. 1 & no. 2 ($/MFBM)	329	368	420

[1]	Source: Random Lengths. As such, these prices do not necessarily reflect our sales prices.

Sales and Operating Loss

Sales

Sales in our Wood business amounted to $254 million in 2007, an increase of $91 million, or 56%, compared to sales of $163 million in 2006 primarily due to the acquisition of Domtar Inc. Excluding sales of $192 million attributable to Domtar Inc., sales in 2007 amounted to $62 million, a decrease of $101 million compared to sales in 2006. The decrease is attributable to lower shipments, mostly due to the indefinite closure of our Big River and 51% owned Wapawekka, Saskatchewan sawmills during the first quarter of 2006, the slowdown in the U.S. housing industry as well as the additional week of operations in the fourth quarter of 2006 and lower average selling prices.

Domtar Inc.’s sales amounted to $192 million in the forty-three week period ended December 30, 2007 and were impacted by lower shipments and lower average selling prices.

Sales in our Wood business amounted to $163 million in 2006, a decrease of $32 million, or 16% when compared to sales of $195 million in 2005. The decrease in sales is primarily a result of the closure of our Big River and 51% owned Wapawekka sawmills during the first quarter of 2006.

Operating Loss

Operating loss in our Wood business amounted to $63 million in 2007, an increase in operating loss of $115 million compared to an operating income of $52 million in 2006 primarily due to the absence of a $65 million refund for antidumping and countervailing duties recorded in the fourth quarter of 2006 as well as the acquisition of Domtar Inc. Excluding an operating loss of $36 million attributable to Domtar Inc., the operating loss in 2007 amounted to $27 million, an increase in operating loss of $79 million compared to 2006. The increase in operating loss is attributable to the above mentioned $65 million duties refund recorded in the fourth quarter of 2006, lower shipments, mostly due to the indefinite closure of our Big River and 51% owned Wapawekka sawmills during the first quarter of 2006 as well as the additional week of operations in the fourth quarter of 2006, lower average selling prices and a $4 million charge for the goodwill impairment recorded in the fourth quarter of 2007, partially offset by lower costs resulting from the sawmill closures mentioned above.

Domtar Inc.’s operating loss totaled $36 million for the forty-three week period ended December 30, 2007. Factors impacting Domtar Inc.’s operating loss includes lower average selling prices and lower shipments for lumber and chips, partially offset by lower energy costs and lower freight charges.

Operating income in our Wood business amounted to $52 million in 2006, an increase in operating income of $138 million compared to operating loss of $86 million in 2005. The increase in operating income is primarily due to the absence in 2006 of a $77 million of closure and restructuring costs, including impairment of property, plant and equipment, recorded in 2005, the $65 million refund for antidumping and countervailing duties recorded in 2006, lower manufacturing costs primarily due to the closure of our Big River and 51% owned Wapawekka sawmills during the first quarter of 2006, partially offset by higher shipments of wood products.

Pricing Environment

Our average sales price for Great Lakes 2x4 stud decreased by $30/MFBM, or 10%, and our average sales price for Great Lakes 2x4 random length decreased by $47/MFBM, or 14%, in 2007 compared to 2006.

Operations

Shipments

On an annual basis, our lumber and wood shipments, excluding shipments of Domtar Inc., decreased by 87 MFBM, or 39%, compared to last year, mostly as a result of the indefinite closure of our Big River and 51% owned Wapawekka sawmills during the first quarter of 2006, the additional week of operations in 2006 as well as the slowdown in the U.S. housing industry.

Labor

In May 2007, a five year agreement was ratified with the union at our Val d’Or sawmill (affecting approximately 88 employees).

Negotiations for a new collective agreement for our Sullivan remanufacturing facility (affecting approximately 60 employees) have ceased and the sawmill became a non-unionized facility effective in the second quarter of 2007.

A collective agreement expired in June 2007 for our Sainte-Marie sawmill. Negotiations for the renewal of this collective agreement (affecting approximately 70 employees) began in August 2007 and are still ongoing.

A collective agreement expired in August 2005 for our Nairn Centre sawmill and a new agreement expiring in 2010 was ratified by the members in December 2007.

Fiber supply

The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber, primarily softwood fiber, we are permitted to harvest annually under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 1.8 million cubic meters, reflecting a 21% reduction. The Chief Forester of Quebec has proposed a further reduction of 55,000 cubic meters, or 3%, of the total softwood annual allowable cut of forests managed by Domtar. The reduction will be effective from April 2008 to March 2009 and would significantly affect the supply of fiber for our Northern Quebec softwood sawmill. The reduction in harvest volume would also result in a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the strength of the Canadian dollar against the U.S. dollar, low lumber prices and other factors, a significant portion of our wood harvesting operations in Quebec have been shut down and all but two, Val d’Or and Matagami, of these facilities related to such operations have been closed indefinitely. In June 2007, we restarted our Val d’Or sawmill, as a result of a new contract for our chips and more favorable economic conditions, which has an annual capacity of approximately 160 million board feet, and in January 2008, we restarted our Matagami sawmill which has an annual capacity of approximately 100 million board feet.

On October 1, 2007, Domtar Inc. received a written notice from the Minister of Natural Resources and Wildlife for the province of Quebec purporting to revoke, effective September 14, 2007, Domtar Inc.’s forest license rights relating to its Grand-Remous and Malarctic sawmills representing approximately 567,000 cubic meters of fiber on an annual basis. While we are currently seeking the reinstatement of these license rights through formal legal proceedings, there is no assurance that we will be successful and we may lose these forest license rights permanently.

Other

In January 2008, we announced that Domtar Inc. and Conifex Inc. agreed to terminate the agreement entered into in June 2007 to sell substantially all of our Wood business to Conifex Inc. See Recent Developments, “Agreement for the Sale of Wood Business” above for further details.

In September 2007, we concluded the sale of our 45% investment in Nabakatuk Forest Products Inc. for total proceeds of approximately $4 million. No gain or loss was recorded on the sale.

In the first quarter of 2006, we indefinitely closed our Big River and 51% owned Wapawekka, Saskatchewan sawmills due to the closure of our Prince Albert, Saskatchewan facility and poor market conditions. These previously idled facilities are currently not in operation. At December 30, 2007, we had not determined whether these facilities will be reopened, sold or closed. In the event that our Big River, Saskatchewan sawmill is closed, the Province of Saskatchewan may require active decommissioning and reclamation at the facility, which would likely include investigation and remedial action for areas of significant environmental impact.

In January 2007, due to the difficult market conditions that have prevailed in the wood sector in recent months, including the slowdown of the U.S. housing industry and the new softwood lumber agreement, we announced the indefinite closure of our White River sawmill which became effective prior to the end of the second quarter of 2007. The closure impacted approximately 140 permanent positions and reduced our production capacity by 110 million board feet of lumber.

CONSOLIDATED PRO FORMA RESULTS OF OPERATIONS FOR FIFTY-TWO WEEK PERIOD

ENDED DECEMBER 30, 2007 VERSUS FIFTY-THREE WEEK PERIOD ENDED DECEMBER 31,

2006

The following unaudited pro forma information for the years ended December 30, 2007 and December 31, 2006 give effect to the Transaction as if it occurred as of the beginning of the respective fiscal periods. The December 31, 2006 pro forma information was prepared based on the historical financial information of the Predecessor and Domtar Inc. The December 30, 2007 pro forma information was prepared based on our historical financial information for the fifty-two week period ended December 30, 2007 as well as the historical financial information for Domtar Inc. for the period from January 1, 2007 to March 7, 2007. The unaudited pro forma financial information includes adjustments directly attributable to the Transaction.

This unaudited pro forma financial information is for illustrative and informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the Transaction actually taken place at the dates indicated, and does not purport to be indicative of future operating results.

PRO FORMA FINANCIAL HIGHLIGHTS	Fifty-two weeks ended December 30, 2007	Fifty-three weeks ended December 31, 2006
(In millions of U.S. dollars, unless otherwise noted)
Sales	$6,520	$6,750

Operating income (loss)	300	(251)

Net earnings (loss)	62	(550)

Sales

Pro forma sales amounted to $6,520 million in 2007, a decrease of $230 million, or 3%, from pro forma sales of $6,750 million in 2006. The decrease in sales was mainly attributable to lower shipments for paper and wood products, mostly resulting from the additional week of operations in 2006 and our restructuring efforts undertaken in 2007 including mill and sawmill closures, as well as lower average selling prices for our wood products. These factors were partially offset by higher average selling prices for paper and pulp and higher shipments for pulp.

Operating Income

Pro forma operating income amounted to $300 million in 2007, an increase of $551 million from a pro forma operating loss of $251 million in 2006. The increase in operating income is mostly attributable to the absence in 2007 of a $749 million goodwill impairment charge recorded in the first quarter of 2006 based on an evaluation of goodwill relating to the Papers segment, the realization of savings stemming from restructuring activities, higher average selling prices for pulp and paper, and synergy realizations including lower costs for freight. On a pro forma basis, operating income in 2007 was also positively impacted by an aggregate gain of $51 million related to a lawsuit and insurance claim settlement, as well as gains on financial instruments. These factors were partially offset by a duties refund of approximately $210 million recorded in the fourth quarter of 2006 ($65 million recorded by the Predecessor and $145 million recorded by Domtar Inc.), an aggregate $96 million charge for the impairment of goodwill and property, plant and equipment recorded in the fourth quarter of 2007 associated with the reorganization of our Dryden paper mill and the goodwill impairment of our Wood business, the negative impact of a stronger Canadian dollar, higher costs for fiber and chemicals, and transaction, integration and optimization costs.

STOCK-BASED COMPENSATION EXPENSE

Prior to the consummation of the Transaction, employees of Weyerhaeuser who were being transferred to the Company were given the opportunity to exchange their outstanding Weyerhaeuser equity awards for awards of the Company having the same terms and conditions as their prior Weyerhaeuser awards. We have adopted three plans to provide for the grant of our equity awards in exchange for the prior plan awards. The Restricted Share Units (“RSU”), Stock Appreciation Rights (“SAR”) and Stock Options mirror the three Weyerhaeuser plans under which the prior plan awards were initially granted.

In connection with the Transaction, Domtar Corporation also exchanged outstanding options held by Domtar Inc. employees for options to purchase, on the same terms and conditions, shares of common stock of Domtar Corporation. The number of shares subject to the options granted in exchange was equal to the number of common shares of Domtar Inc. that would have been received or a number of shares of Domtar Corporation common stock that would provide the equivalent value to the Domtar Inc. common shares determined using the Black-Scholes option-pricing model, depending on if the exercise price was higher, equal to or less than the market value at the time of the exchange. Further, each outstanding award of restricted Domtar Inc. common shares and deferred share units was exchanged on a one-for-one basis, and on the same terms and conditions as applied to Domtar Inc. awards, for awards of restricted shares and deferred share units with respect to the Company’s common stock.

In June 2007, a number of new equity awards were granted, consisting of performance conditioned restricted stock units, restricted stock units and non-qualified stock options, which are subject to a variety of service, performance and market conditions. As of December 30, 2007, one market condition for the first measurement period was achieved for the performance conditioned restricted stock units. No other performance condition was achieved.

For the year ended December 30, 2007, compensation expense recognized in our results of operations was approximately $15 million for all of the outstanding awards. Compensation cost not yet recognized amounted to approximately $29 million and will be recognized over the remaining service period. Compensation costs for performance awards are based on management’s best estimate of the final performance measurement.

LIQUIDITY AND CAPITAL RESOURCES

Our principal cash requirements are for ongoing operating cost, working capital and capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through new financing, subject to satisfactory market conditions and credit ratings.

Our ability to make payments on and to refinance our indebtedness, including debt we have incurred under the Credit Agreement and new Domtar Corporation notes, and to fund working capital, capital expenditures, debt service and investments will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. The terms of the debt we incurred under the Credit Agreement and the terms of future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Operating Activities

Cash flows provided from operating activities totaled $606 million in 2007, a $249 million increase compared to cash flows provided from operating activities of $357 million in 2006 in part due to the acquisition of Domtar Inc. This increase in cash flows generated from operations reflects improved earnings as well as a decrease in requirements for working capital, in part due to the acquisition of Domtar Inc., partially offset by pension contributions made in excess of pension expense of $71 million.

Investing Activities

Cash flows provided from investing activities in 2007 amounted to $485 million. Excluding acquired cash of $573 million in 2007, cash flows used for investing activities was $88 million, compared to cash flows used for investing activities of $63 million in 2006. The $25 million increase in cash flow used for investing activities, when excluding cash acquired, is primarily related to higher capital spending, in part due to the acquisition of Domtar Inc., partially offset by the proceeds from our disposal of properties, plants and equipment. We intend to limit our annual capital expenditures to below 60% of depreciation.

Financing Activities

Cash flows used for financing activities totaled $1,025 million in 2007 compared to cash flows used for financing activities of $294 million in 2006. This $731 million increase in cash flows used for financing activities is mainly attributable to the distribution to Weyerhaeuser of $1,431 million upon the acquisition of Domtar Inc., and the repurchase of our Canadian debentures as well as the costs incurred as a result of the debt exchange undertaken in 2007. These factors were partially offset by net borrowings under our new Credit Agreement of $643 million (consisting of an $800 million Term loan B facility less repayments) plus an additional $50 million of borrowings under the revolving credit facility used in the debt exchange.

Capital Resources

Net indebtedness was $2,222 million at December 30, 2007, calculated as bank indebtedness plus long-term debt net of cash and cash equivalents, compared to $43 million at December 31, 2006. The $2,179 million increase in net indebtedness is due to the outstanding indebtedness of Domtar Inc. at the time of the Transaction (exchanged for Domtar Corporation debt in the fourth quarter) and borrowings under our credit agreement entered into in connection with the Transaction.

In connection with the Transaction, the Company, Domtar Paper Company, LLC and Domtar Inc. entered into a new Credit Agreement, which consisted of an $800 million senior secured tranche B term loan facility and a $750 million senior secured revolving credit facility. In connection with the closing of the Transaction, the Company borrowed $800 million under the tranche B term loan facility, which has subsequently been reduced to $643 million. The revolving credit facility may be used by the Company, Domtar Paper Company, LLC and Domtar Inc. for working capital needs and for general corporate purposes, and a portion is available for letters of credit. Borrowings by the U.S. Borrowers under the revolving credit facility will be made available in U.S. dollars, and borrowings by Domtar Inc. under the revolving credit facility will be made available in U.S. dollars and/or Canadian dollars and limited to $150 million (or the Canadian dollar equivalent thereof).

The tranche B term loan facility matures on March 7, 2014, and the revolving credit facility matures on March 7, 2012. The tranche B term loan facility amortizes in nominal quarterly installments (equal to one percent of the aggregate initial principal amount thereof per annum) with the balance due on the maturity date.

Amounts drawn under the tranche B term loan facility bear annual interest at either a Eurodollar rate plus a margin of 1.375%, or an alternate base rate plus a margin of 0.375%. Amounts drawn under the revolving credit facility bear annual interest at either a Eurodollar rate plus a margin of between 1.25% and 2.25%, or an alternate base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in U.S. dollars bear annual interest at either a Eurodollar rate plus a margin of between 1.25% and 2.25%, or a U.S. base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in Canadian dollars bear annual interest at the Canadian prime rate plus a margin of between 0.25% and 1.25%. Domtar Inc. may also issue bankers’ acceptances denominated in Canadian dollars which are subject to an acceptance fee, payable on the date of acceptance, which is calculated at a rate per annum equal to between 1.25% and 2.25%. The interest rate margins and the acceptance fee, in each case, with respect to the revolving credit facility, are subject to change based on the Company’s consolidated leverage ratio.

The Credit Agreement contains a number of covenants that, among other things, limit the ability of the Company and its subsidiaries to make capital expenditures and place restrictions on other matters customarily restricted in senior secured credit facilities, including restrictions on indebtedness (including guarantee obligations), liens (including sale and leasebacks), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, optional payments and modifications of other material debt instruments, negative pledges and agreements restricting subsidiary distributions and changes in lines of business. For so long as the revolving credit commitments are outstanding, we are required to comply with a consolidated EBITDA (as defined under the Credit Agreement) to consolidated cash interest coverage ratio of greater than 2.50x and a consolidated debt to consolidated EBITDA (as defined under the Credit Agreement) ratio of less than 4.75x, decreasing to 4.5 on December 31, 2008. The Credit Agreement contains customary events of default, provided that non-compliance with the consolidated cash interest coverage ratio or consolidated leverage ratio will not constitute an event of default under the tranche B term loan facility unless it has not been waived by the revolving credit lenders within a period of 45 days after notice.

The Company’s direct and indirect, existing and future, U.S. wholly-owned subsidiaries serve as guarantors of the senior secured credit facilities for any obligations there under of the U.S. borrowers, subject to certain agreed exceptions. The Company and its subsidiaries, serve as guarantors of Domtar Inc.’s obligations as a borrower under the senior secured credit facilities, subject to agreed exceptions. Domtar Inc. does not guarantee Domtar Corporation’s obligations under the Credit Agreement.

The obligations of the Company in respect to the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect U.S. subsidiaries and 65% of the equity interests of the Company’s direct and indirect “first-tier” foreign subsidiaries, subject to agreed exceptions, and a perfected first priority security interest in substantially all of the Company’s and its direct and indirect U.S. subsidiaries’ tangible and intangible assets. The obligations of Domtar Inc., and the obligations of the non-U.S. guarantors, in respect of the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect subsidiaries, subject to agreed exceptions, and a perfected first priority security interest, lien and hypothec in the inventory of Domtar Inc., its immediate parent, and its direct and indirect subsidiaries.

There was $50 million drawn under our revolving credit facility and no borrowings outstanding in the form of overdraft. In addition, at December 30, 2007, we had outstanding letters of credit pursuant to this bank credit for an amount of $46 million. We also have other outstanding letters of credit for an amount of $2 million.

During November 2007, certain of Domtar Inc.’s bondholders elected to exchange their Domtar Inc. bonds for Domtar Corporation bonds with the same maturity and interest rate pursuant to an exchange offer. The amounts exchanged were $599 million of 7.875% Notes due 2011 (99.96% of the outstanding principal amount), $348 million of 5.375% Notes due 2013 (99.55% of the outstanding principal amount), $399 million of 7.125 % Notes due 2015 (99.93% of the outstanding principal amount), and $124 million of 9.5% Notes due 2016 (99.30% of the outstanding principal amount). During December 2007, CDN$80 million of the 10% Debentures due 2011 (97.32% of the outstanding principal amount) and CDN$74 million of the 10.85% Debentures due 2017 (99.33% of the outstanding principal amount) were purchased and cancelled by Domtar Inc. pursuant to a tender offer. Also, during December 2007, Domtar Inc. redeemed its Series A and Series B preferred shares.

Credit Rating

RATING AGENCY	SECURITY	RATING
Moody’s Investors Services	Secured Credit Facility	Ba1
	Unsecured debt obligations	B1

Standard & Poor’s	Secured Credit Facility	BB+
	Unsecured debt obligations	B+

The ratings by Moody’s Investors Services (“Moody’s”) are the fifth and sixth best ratings in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the top end of a rating category. According to Moody’s, a rating of Ba has speculative elements and a rating of B is considered speculative. The ratings by Standard & Poor’s (“S&P”) are the fifth and sixth best ratings in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. According to S&P, ratings of BB and B have significant speculative characteristics.

Both agencies have a “stable” outlook in respect to these ratings. Any reductions in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

Domtar Canada Paper Inc. Exchangeable Shares

Upon the consummation of the Transaction, Domtar Inc. shareholders had the option to receive either common stock of the Company or shares of Domtar (Canada) Paper Inc. that are exchangeable for common stock of the Company. As of December 30, 2007, we had 44,252,831 exchangeable shares issued and outstanding. The exchangeable shares of Domtar (Canada) Paper Inc. are intended to be substantially the economical equivalent to shares of the Company’s common stock. These shareholders may exchange the exchangeable shares for shares of Domtar Corporation common stock on a one-for-one basis at any time. The exchangeable shares may be redeemed by Domtar (Canada) Paper Inc. on a redemption date to be set by the Board of Directors, which cannot be prior to July 31, 2023, or upon the occurrence of certain specified events.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitization.

Leases

On an ongoing basis, we enter into operating leases for property, plant and equipment. Minimum future rental payments under these operating leases, determined at December 30, 2007, amounted to $87 million.

Receivables Securitization

We sell certain of our trade receivables through a securitization program, which expires in February 2011. We use securitization of our receivables as a source of financing by reducing our working capital requirements. This securitization program consists of the sale of receivables, or the sale of a senior beneficial interest in them, to a special purpose trust managed by a financial institution for multiple sellers of receivables. The agreement governing our receivables securitization program normally allows the daily sale of new receivables to replace those that have been collected. It also limits the cash that can be received from the sale of the senior beneficial interest to a maximum of $150 million. The subordinated interest retained by us is included in “Receivables” on the consolidated balance sheet and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interest approximates fair value.

As of December 30, 2007, the senior beneficial interest in receivables held by third parties was $130 million. We expect to continue selling receivables on an ongoing basis, given the attractive discount rates. Should this program be discontinued either by management’s decision or due to termination of the program by the provider, our working capital and bank debt requirements will increase.

GUARANTEES

Indemnifications

In the normal course of business, we offer indemnifications relating to the sale of our businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. At December 30, 2007, we are unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded significant expenses in the past.

Tax Sharing Agreement

In conjunction with the Transaction, we signed a Tax Sharing Agreement that governs both our and Weyerhaeuser’s rights and obligations after the Transaction with respect to taxes for both pre and post-Distribution periods in regards to ordinary course taxes, and also covers related administrative matters. The Distribution refers to the distribution of our common stock to Weyerhaeuser shareholders.

We will generally be required to indemnify Weyerhaeuser and its shareholders against any tax resulting from the Distribution if that tax results from an act or omission by us after the Distribution. However, if Weyerhaeuser, should recognize a gain on the Distribution for reasons not related to an act or omission to act by us after the Distribution, Weyerhaeuser would be responsible for such taxes and would not be entitled to indemnification by us under the Tax Sharing Agreement. In addition, to preserve the tax-free treatment of the Distribution to Weyerhaeuser, the following actions will be subject to restrictions for a two-year period following the date of the Distribution:

•	redemption, recapitalization, repurchase or acquisition of our own capital stock;

•	issuance of capital stock or convertible debt;

•	liquidation of Domtar Corporation;

•	discontinuance of the operations of the Weyerhaeuser Fine Paper Business;

•	sale or disposition (other than in the ordinary course of business) of all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

Pension plans

We have indemnified and held harmless the trustees of our pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions from us or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. At December 30, 2007, we had not recorded a liability associated with these indemnifications, as we do not expect to make any payments pertaining to these indemnifications.

E.B. Eddy Acquisition

On July 31, 1998, Domtar Inc. acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar Inc. in specified circumstances, Domtar Inc. may have had to pay up to a maximum of CDN$120 million (approximately $121 million), an amount which is gradually declining over a 25-year period. At March 7, 2007, the closing date of the Transaction, the maximum amount of the purchase price adjustment was CDN$110 million (approximately $111 million). No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, we received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of CDN$110 million (approximately $111 million) as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the Province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and seeking a purchase price adjustment of CDN$110 million (approximately $111 million) as well as additional compensatory damages. We do not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intend to defend ourselves vigorously against any claims with respect thereto. However, we may not be successful in our defense of such claims, and if we are ultimately required to pay an increase in consideration, such payment may have a material adverse effect on our liquidity, results of operations and financial condition.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments. The following tables provide our obligations and commitments at December 30, 2007:

CONTRACTUAL OBLIGATIONS

CONTRACT TYPE	2008	2009	2010	2011	2012	THEREAFTER	TOTAL
Debentures and notes	$12	$10	$8	$610	$58	$1,479	$2,177
Capital leases	8	7	6	4	4	26	55
Long-term debt	20	17	14	614	62	1,505	2,232
Operating leases	29	22	16	9	5	6	87
Liabilities related to uncertain tax benefits (1)	—	—	—	—	—	—	40

Total obligations	$49	$39	$30	$623	$67	$1,511	2,359

COMMERCIAL OBLIGATIONS

COMMITMENT TYPE	2008	2009	2010	2011	2012	THEREAFTER	TOTAL
Other commercial commitments (2)	$97	$26	$9	$7	$5	—	$144

(1)

We have recognized total liabilities related to uncertain tax benefits of $40 million as of December 30, 2007. The timing of payments related to these obligations is uncertain; however, none of this amount is expected to be paid within the next year.

(2)	Includes commitments to purchase roundwood, wood, chips, gas, electricity and certain chemicals.

In addition, we expect to contribute a total amount of $72 million to the pension plans in 2008.

For 2008 and the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Planned Major Maintenance

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This Staff Position prohibits the use of the previously acceptable accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method. On January 1, 2007, we adopted retroactively the direct expense method with restatement of prior interim periods. We previously used the accrue-in-advance method for interim periods. The adoption of this Staff Position had no significant impact on our annual consolidated financial statements.

Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation, that we adopted on January 1, 2007, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. The adoption of this Interpretation had no significant impact on our consolidated financial statements.

Fair Value Option

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. We have decided not to adopt the fair value option for any of our existing financial instruments.

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 was expected to be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP”) that amends Statement 157 to delay the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For such items, FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008. We do not expect the adoption will have a significant impact on our financial position or results of operations, however, additional disclosures in our financial statements will be required.

Business Combinations

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). This Statement replaces SFAS No. 141, “Business Combinations.” SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contingent considerations and contractual contingencies based on their fair values as measured on the acquisition date. In addition, SFAS No. 141(R) requires the acquirer to measure the noncontrolling interest in the acquiree at fair value, which will result in recognizing the goodwill attributable to the noncontrolling interest in addition to the goodwill attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since Statement 141(R) will only be applicable to future business combinations, it will not have a significant effect on our financial position, results of operations or cash flow prior to such acquisitions.

Noncontrolling Interests

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the noncontrolling interest. In addition, the Statement requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the noncontrolling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are not expecting the initial adoption of SFAS No. 160 to have a significant effect on our financial position, results of operations and cash flows as we have no significant non-controlling interests.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters and other asset retirement obligations, useful lives, impairment of long-lived assets, goodwill, pension plans and other post-retirement benefit plans and income taxes based on currently available information. Actual results could differ from those estimates.

These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

Environmental matters and other asset retirement obligations

Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental impacts are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

We recognize asset retirement obligations, at fair value, in the period in which we incur a legal obligation associated with the retirement of an asset. Our asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. Conditional asset retirement obligations are recognized, at fair value, when the fair value of the liability can be reasonably estimated. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

The estimate of fair value is based on the results of the expected future cash flow approach, in which multiple cash flow scenarios that reflect a range of possible outcomes are considered. We have established cash flow scenarios for each individual asset retirement obligation. Probabilities are applied to each of the cash flow scenarios to arrive at an expected future cash flow. There is no supplemental risk adjustment made to the expected cash flows. The expected cash flow for each of the asset retirement obligations are discounted using the credit adjusted risk-free interest rate for the corresponding period until the settlement date. The rates used vary, based on the prevailing rate at the moment of recognition of the liability and on its settlement period. The rates used vary between 4.5% and 12.0%.

Cash flow estimates incorporate either assumptions that marketplace participants would use in their estimates of fair value, whenever that information is available without undue cost and effort, or assumptions developed by internal experts.

During the first quarter of 2006, we closed our pulp and paper mill in Prince Albert, Saskatchewan and the Big River sawmill in Prince Albert, Saskatchewan due to poor market conditions. We have not determined at this time whether the facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities. In the event decommissioning and reclamation is required at either facility, the work is likely to include investigation and remedial action for areas of significant environmental impacts.

In 2007, our operating expenses for environmental matters amounted to $85 million.

We made capital expenditures for environmental matters of $11 million in 2007, for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance. At this time, we cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on the Company’s financial position, earnings or cash flows.

We are also a party to various proceedings relating to the cleanup of hazardous waste sites under the Comprehensive Environmental Response Compensation and Liability Act, commonly known as “Superfund,” and similar state laws. The EPA and/or various state agencies have notified us that we may be a potentially responsible party with respect to other hazardous waste sites as to which no proceedings have been instituted against us. We continue to take remedial action under the Care and Control Program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with the properties may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

Domtar Inc. was issued a Request for Response Action (“RFRA”) by the Minnesota Pollution Control Agency (“MPCA”) for the clean-up of tar seeps and soils at a former coal tar distillation plant located in Duluth, Minnesota. On March 27, 1996, the MPCA issued a RFRA to Domtar Inc., Interlake Corp., Allied-Signal, Inc. and Beazer East, Inc. requiring the investigation and potential remediation of a portion of an industrial site located in Duluth, Minnesota, believed to contain contaminated sediments originating from former coke and gas plants and coal tar distillation plants. Domtar Inc. formerly operated one coal tar distillation plant at this site. The total cost of the likely remediation is estimated to be between $3 million and $7 million. Final allocation of remediation cost is expected to be determined in the second quarter of 2008. At December 30, 2007, we had a provision of $4 million for remediation costs.

At December 30, 2007, we had a provision of $119 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, we believe that such additional remediation costs would not have a material adverse effect on our financial position, earnings or cash flows.

At December 30, 2007, anticipated undiscounted payments in each of the next five years are as follows:

	2008	2009	2010	2011	2012	THEREAFTER	TOTAL
Environmental provision and other asset retirement obligation	$21	$32	$14	$7	$7	$38	$119

Useful lives

Our property, plant and equipment are stated at cost less accumulated depreciation, including asset impairment write-down. Interest costs are capitalized for significant projects. For timber limits and timberlands, amortization is calculated using the unit of production method. For deferred financing fees, amortization is calculated using the effective interest rate method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets.

We acquired intangible assets as part of the Transaction. Our intangible assets are stated at cost less accumulated amortization, including any applicable intangible asset impairment write-down. Water rights, customer relationships, trade names and a supplier agreement are amortized on a straight-line basis over their estimated useful lives of 40 years, 20 years, 7 years and 5 years, respectively. Natural gas contracts and power purchase agreements are each amortized on a straight-line basis over the term of the respective contract. The weighted-average amortization period is 4 years for natural gas contracts and 25 years for power purchase agreements. Cutting rights are amortized using the units of production method.

On a regular basis, we review the estimated useful lives of our property, plant and equipment as well as our intangible assets. Assessing the reasonableness of the estimated useful lives of property, plant and equipment and intangible assets requires judgment and is based on currently available information. During the first quarter of 2007, we reviewed the useful lives of the property, plant and equipment and intangible assets acquired from Domtar Inc. using information obtained from the preliminary fair value and purchase price allocation. During the fourth quarter of 2007, we have completed the valuation of all assets acquired as well as their useful lives which did not change from our initial estimates. In the process of completing such allocation, we have revised the amounts allocated to certain assets from those previously reported. The principal significant elements for which such amounts have been modified include property, plant and equipment and intangible assets, changes in circumstances such as technological advances, changes to our business strategy, changes to our capital strategy or changes in regulation can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment and intangible assets constitute a change in accounting estimate and are dealt with prospectively by amending depreciation and amortization rates.

A change in the remaining estimated useful life of a group of assets, or their estimated net salvage value, will affect the depreciation or amortization rate used to depreciate or amortize the group of assets and thus affect depreciation or amortization expense as reported in our results of operations. A change of one year in the composite estimated useful life of our fixed asset base would impact annual depreciation and amortization expense by approximately $19 million. In 2007, we recorded depreciation and amortization expense of $471 million compared to $311 million in 2006. At December 30, 2007, we had property, plant and equipment with a net book value of $5,362 million ($3,065 million in 2006) and intangible assets, net of amortization of $111 million (nil in 2006).

Impairment of long-lived assets

We review the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date (Step I test). Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and fair value require judgment and may change over time.

Subsequent to the decision to shut down one paper machine at our Dryden mill and the write-off of $92 million related to this paper machine, we conducted a Step I impairment test on our remaining Dryden mill fixed assets during the fourth quarter of 2007. Estimates of undiscounted future cash flows used to test the recoverability of a long-lived asset include key assumptions related to trend prices, the 15-year forecasted exchange rate for the U.S. dollar and the estimated useful life of the long-lived assets. We concluded that the recognition of an impairment loss for our Dryden mill was not required. Additional information regarding this impairment test can be found in note 13 of the consolidated financial statement included in this Prospectus. Estimates of future cash flows and fair value require judgment and may change over time, therefore it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of the assets tested for impairment. The total net carrying amount of these assets was $395 million at December 30, 2007.

Goodwill

We have a significant amount of goodwill recorded in our consolidated balance sheet.

Goodwill is not amortized and is subject to an impairment test annually, or more frequently if events or changes in circumstances indicate that it might be impaired. We performed the annual impairment test of goodwill during the fourth quarter of 2007, in accordance with SFAS 142 “Goodwill and Other Intangible Assets.” As a result, we determined that the Wood segment goodwill was impaired necessitating an impairment charge of $4 million, largely due to the deterioration of economic conditions in the Wood segment. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based upon discounted cash flows, exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the net carrying amount, no impairment is necessary. In the event that the net carrying amount exceeds the sum of the discounted estimated cash flows, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its net carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Pension Plans and Other Post-Retirement Benefit Plans

As part of the acquisition of Domtar Inc., we now have several additional defined contribution plans and multi-employer plans. The pension expense under these plans is equal to the Company’s contribution. Pension expense was $10 million for the year ended December 30, 2007.

As part of the acquisition of Domtar Inc., the Company now has several additional defined benefit pension plans covering substantially all employees. In the United States, this includes pension plans that are qualified under the Internal Revenue Code (“qualified”) as well as a plan that provides benefits in addition to those provided under the qualified plans for a select group of employees, which is not qualified under the Internal Revenue Code (“unqualified”). In Canada, plans are registered under the Income Tax Act and under their respective provincial pension acts (“registered”), or plans may provide additional benefits to a select group of employees, and not be registered under the Income Tax Act or provincial pension acts (“non-registered”). The defined benefit plans are generally contributory in Canada and non-contributory in the United States. The Company also provides post-retirement plans to eligible Canadian and U.S. employees; the plans are unfunded and include life insurance programs, medical and dental benefits and short-term and long-term disability programs. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

We account for pensions and other post-retirement benefits in accordance with FASB No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158) which requires employers to recognize the overfunded or underfunded status of defined benefit pension plans as an asset or liability in its Consolidated balance sheet. Pension and other post-retirement benefit assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements and terminations or disabilities. Changes in these assumptions result in actuarial gains or losses which we have elected to amortize over the expected average remaining service life of the active employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets at the beginning of the year.

An expected rate of return on plan assets of 6.2% was considered appropriate by our management for the determination of pension expense for 2007. Effective January 1, 2008, we will use 6.3% as the expected return on plan assets, which reflects the current view of long-term investment returns. The expected return on plan assets assumption is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.

We set our discount rate assumption annually to reflect the rates available on high-quality, fixed income debt instruments, with a duration that is expected to match the timing and amount of expected benefit payments. High-quality debt instruments are corporate bonds with a rating of AA or better. The discount rates at December 30, 2007 for pension plans were estimated at 5.5% for the accrued benefit obligation and 5.3% for the net periodic benefit cost for 2007 and for post-retirement benefit plans were estimated at 5.6% for the accrued benefit obligation and 5.3% for the net periodic benefit cost for 2007.

The rate of compensation increase is another significant assumption in the actuarial model for pension (set at 2.7% for the accrued benefit obligation and 2.8% for the net periodic benefit cost) and for post-retirement benefit (set at 2.9% for the accrued benefit obligation and 3.0% for the net periodic benefit cost) and is determined based upon our long-term plans for such increases.

For measurement purposes, a 5.8% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2008. The rate was assumed to decrease gradually to 4.1% by 2013 and remain at that level thereafter.

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other post-retirement benefit obligation and related net periodic benefit cost for 2007. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

SENSITIVITY ANALYSIS

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS	PENSION		OTHER POST-RETIREMENT BENEFIT
(In millions of U.S. dollars)
	ACCRUED BENEFIT OBLIGATION	NET PERIODIC BENEFIT COST	ACCRUED BENEFIT OBLIGATION	NET PERIODIC BENEFIT COST
Expected rate of return on assets
Impact of:
1% increase	N/A	(14)	N/A	N/A
1% decrease	N/A	14	N/A	N/A
Discount rate
Impact of:
1% increase	(224)	(6)	(14)	—
1% decrease	229	1	18	1
Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	13	1
1% decrease	N/A	N/A	(11)	(1)

The assets of the pension plans are held by a number of independent trustees and are accounted for separately in our pension funds. Our investment strategy for the assets in the pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within the guidelines provided in the investment policy. The Company’s pension funds are not permitted to own any of the Company’s shares or debt instruments. The target asset allocation is based on the expected duration of the benefit obligation.

The following table shows the allocation of the plan assets, based on the fair value of the assets held at December 30, 2007 and the target allocation for 2007:

ALLOCATION OF PLAN ASSETS at December 30	TARGET ALLOCATION	PERCENTAGE PLAN ASSETS AT DECEMBER 30, 2007
(in %)
Fixed income securities	56%—66%	62%
Equity securities	34%—44%	38%
Total		100%

Our funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. We expect to contribute a total amount of $72 million in 2008 compared to $106 million in 2007 to the pension plans. The contributions made in 2007 to the post-retirement benefit plans amounted to $5 million. In conjunction with a partial wind-up declared in 2006 related to the pension plans of Domtar Inc., an estimated amount of $132 million (CDN$130 million) of plan assets and liabilities is expected to be settled from the pension funds in 2008.

The estimated future benefit payments from the plans for the next ten years at December 30, 2007 are as follows:

ESTIMATED FUTURE BENEFIT PAYMENTS FROM THE PLANS	PENSION PLANS	OTHER POST- RETIREMENT BENEFIT PLANS
2008	$257	$6
2009	88	6
2010	90	6
2011	93	6
2012	96	7
2013—2017	550	35

At December 30, 2007, our Canadian pension funds have approximately $450 million (CDN$445 million) invested in multiple asset backed commercial paper (“ABCP”) conduits that may be restructured. Of this amount, $393 million (CDN$389 million) is subject to the interim arrangement of the “Montreal Proposal”. Pursuant to the Montreal Proposal, banks and major investors are negotiating restructuring proposals with respect to such ABCP conduits intended to minimize potential losses for investors. These discussions are not yet completed and the outcome and the effect it would have on the value of our Canadian pension fund assets has yet to be determined. The objective of the Montreal Proposal is to restructure the ABCP conduits to give investors the reasonable expectation of receiving full par value over time and reducing the risk that adverse credit market conditions will impact the restructured notes. The objective of the Investors Committee is to complete the restructuring process by the end of April 2008. At December 30, 2007, the company has determined that the fair value of these ABCP investments should be reduced by 13% or CDN$57 million to reflect management’s best estimate of fair value and assumes the successful completion of the Montreal Proposal. Additional information on the reduction of our ABCP investments is included in note 6 of the consolidated financial statements included in this Prospectus.

We do not expect liquidity issues to affect the pension funds since pension fund obligations are primarily long-term in nature. Losses in the pension fund investments, if any, would result in future increased contributions by us and our Canadian subsidiaries. Additional contributions to these pension funds would be required to be paid over a 5-year period. Losses, if any, would also impact operating earnings over a longer period of time and immediately increase liabilities and reduce equity.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net deferred tax asset or liability is included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.

On a quarterly basis, we assess the need to establish a valuation allowance for deferred tax assets and, if it is deemed more likely than not that our deferred tax assets will not be realized based on these taxable income projections, a valuation allowance is recorded.

Our deferred tax assets are mainly composed of temporary differences related to accounting provisions for acquisitions, restructuring, environmental matters, as well as net operating loss carry forwards. The majority of these accruals are expected to be utilized or paid out over the next five years. Our deferred tax liabilities are mainly composed of temporary differences pertaining to plant, equipment and others. Estimating the ultimate settlement period, given the depreciation rates in effect are based on information as it develops, requires judgment and our best estimates. The reversal of timing differences is expected at future enacted tax rates, which could change due to changes in income tax laws or the introduction of tax changes through the presentation of annual budgets by different governments. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect deferred tax expense as recorded in our results of operations.

In addition, American and Canadian tax rules and regulations are subject to interpretation and require judgment that may be challenged by taxation authorities. To the best of our knowledge, we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law. On January 1, 2007, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes.” The adoption of FIN 48 had no impact on our consolidated financial statements. At December 30, 2007, we had gross unrecognized tax benefits of approximately $40 million. Refer to note 9 of the consolidated financial statements included in this Prospectus for detail on the unrecognized tax benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our income before depreciation and amortization and interest expense can be impacted by the following sensitivities:

SENSITIVITY ANALYSIS	ESTIMATED ANNUAL IMPACT ON
Income before depreciation and amortization and interest expense
(In millions of U.S. dollars, unless otherwise noted)
Each $10/unit change in the selling price of the following products: (1)
Papers
20-lb repro bond, 92 bright (copy)	18
50-lb offset, rolls	5
Coated publication No.5, 40-lb offset, rolls	2
Other	24
Pulp—net position	12
Wood (lumber) (2)	8

Interest rate (1% change in interest rate on our floating rate debt)	8

Foreign exchange (US $0.01 change in relative value to the Canadian dollar before hedging)	13

Energy (3)
Natural gas: $0.25/MMBtu change in price before hedging	4
Crude oil: $1/barrel change in price before hedging	1

(1)	Based on estimated 2008 capacity (ST, ADMT or MFBM).
(2)	Based on estimated 2008 capacity for operating sawmill only.
(3)	Based on estimated 2008 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

Note that Domtar may, from time to time, hedge part of its foreign exchange, pulp, interest rate and energy positions, which may therefore impact the above sensitivities.

In the normal course of business, we are exposed to certain financial risks. We do not use derivative instruments for speculative purposes; although all derivative instruments purchased to minimize risk may not qualify for hedge accounting.

INTEREST RATE RISK

We are exposed to interest rate risk arising from fluctuations in interest rates on our cash and cash equivalents, bank indebtedness, bank credit facility and long-term debt. We may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts.

CREDIT RISK

We are exposed to credit risk on the accounts receivable from our customers. In order to reduce this risk, we review new customers’ credit histories before granting credit and conduct regular reviews of existing customers’ credit performance. In addition, we aim to not rely heavily on a small number of significant customers. We buy credit insurance to mitigate part of our exposure to credit risk.

We are also exposed to credit risk in the event of non-performance by counterparties to our financial instruments. We minimize this exposure by entering into contracts with counterparties that we believe are of high credit quality. We usually do not obtain collateral or other security to support financial instruments subject to credit risk. We regularly monitor the credit standing of counterparties.

FOREIGN CURRENCY RISK

We have manufacturing operations in the United States and Canada. As a result, we are exposed to movements in the foreign currency exchange rate in Canada. Approximately 19% of our uncoated freesheet paper production capacity and 55% of our trade pulp production capacity as well as our Wood business are in Canada, with manufacturing costs primarily denominated in Canadian dollars. Also, certain assets and liabilities are denominated in Canadian dollars and are exposed to foreign currency movements. As a result, our earnings are affected by increase or decrease in the value of the Canadian dollar. See Risk Factors—“The Company is affected by changes in currency exchange rate.”

In order to reduce the potential negative effects of a fluctuating Canadian dollar, we may enter into various arrangements to stabilize anticipated future net cash outflows denominated in Canadian dollars for periods of up to 36 months. Such arrangements are composed of forward foreign contracts and currency options purchased and sold. Forward foreign exchange contracts are contracts whereby we have the obligation to buy Canadian dollars at a specific rate. Currency options purchased are contracts whereby we have the right, but not the obligation, to buy Canadian dollars at the strike rate if the Canadian dollar trades above that rate. Currency options sold are contracts whereby we have the obligation to buy Canadian dollars at the strike rate if the Canadian dollar trades below that rate. No arrangements were outstanding as at December 30, 2007 and December 31, 2006.

COST RISK

We purchase natural gas at the prevailing market price at the time of delivery and, as such, are subject to fluctuations in market prices. In order to manage the cash flow risk associated with purchases of natural gas, we may utilize derivative financial instruments to fix the price of forecasted natural gas purchases for periods of up to 36 months into the future as part of a hedging program. We formally document the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Changes in the fair value of the derivative financial instruments are allocated by us to individual facilities based on projected usage of natural gas. We recognize our allocable share of the gains and losses on our derivative financial instruments in earnings when the forecasted purchases occur.

BUSINESS OF THE COMPANY

GENERAL

We are the largest integrated manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world based on production capacity. We are also a manufacturer of papergrade, fluff and specialty pulp. Through our subsidiaries, we design, manufacture, market and distribute a wide range of paper products for a variety of customers, including merchants, retail outlets, stationers, printers, publishers, converters and end-users. We have three business segments: Papers, Paper Merchants and Wood. We had revenues of $5.9 billion in 2007, of which approximately 82% was from the Papers segment, approximately 14% was from the Paper Merchants segment and approximately 4% was from the Wood segment.

OUR HISTORY

Domtar Corporation was incorporated on August 16, 2006 for the sole purpose of holding the Weyerhaeuser Fine Paper Business (the “Predecessor”) and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. (the “Transaction”). The Predecessor was owned by Weyerhaeuser Company (“Weyerhaeuser”) prior to the completion of the Transaction on March 7, 2007. Domtar Corporation had no operations prior to March 7, 2007 when, upon the completion of the Transaction, we became an independent public holding company.

OUR CORPORATE STRUCTURE

At December 30, 2007, Domtar Corporation had a total of 471,169,959 shares of common stock issued and outstanding and Domtar (Canada) Paper Inc., an indirectly owned subsidiary, had a total of 44,252,831 exchangeable shares issued and outstanding. These exchangeable shares are intended to be substantially the economic equivalent to shares of our common stock and are currently exchangeable at the option of the holder on a one-for-one basis for shares of our common stock. As such, the total combined number of common stock and exchangeable shares issued and outstanding was 515,422,790 at December 30, 2007. Our common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “UFS” and our exchangeable shares are traded on the Toronto Stock Exchange under the symbol “UFX.”

The following chart summarizes our corporate structure.

OUR BUSINESS SEGMENTS

We operate in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of our reportable segments:

•	Papers—represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and converting and specialty papers, as well as pulp.

•

Paper Merchants—involves the purchasing, warehousing, sale and distribution of our paper products and those of other paper manufacturers. These products include business and printing papers and certain industrial products.

•	Wood—comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

FINANCIAL HIGHLIGHTS PER SEGMENT	Fifty-two weeks ended December 30, 2007	Fifty-three weeks ended December 31, 2006	Fifty-two weeks ended December 25, 2005
(In millions of U.S. dollars, unless otherwise noted)
Sales:
Papers	$5,116	$3,143	$3,074
Paper Merchants	813	—	—
Wood	304	234	338

Total for reportable segments	6,233	3,377	3,412
Intersegment sales—Papers	(235)	—	(2)
Intersegment sales—Paper Merchants	(1)	—	—
Intersegment sales—Wood	(50)	(71)	(143)

Consolidated sales	$5,947	$3,306	$3,267

Operating income (loss):
Papers	$321	$(608)	$(492)
Paper Merchants	13	—	—
Wood	(63)	52	(86)
Corporate	(1)	—	—

Total	$270	$(556)	$(578)

Segmented assets:
Papers	$6,888	$3,933
Paper Merchants	108	—
Wood	320	65
Corporate	432	—

Total	$7,748	$3,998

PAPERS

Our Operations

We are the largest integrated manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world based on production capacity. In uncoated freesheet, we have 12 pulp and paper mills in operation (nine in the United States and three in Canada) with an annual paper production capacity of approximately 4.6 million tons of uncoated freesheet paper. In addition, we have an annual production capacity of 238,000 tons of coated groundwood at our Columbus paper mill. Approximately 81% of our paper production capacity is domestic and the remaining 19% is located in Canada. Our paper manufacturing operations are supported by 17 converting and distribution operations including a network of 11 plants located offsite of our paper making operations. Also, we have forms manufacturing operations at two of the offsite converting and distribution operations and three stand-alone forms manufacturing operations.

We also manufacture and sell pulp in excess of our internal requirements and we purchase papergrade pulp from third parties allowing us to optimize the logistics of our pulp capacity while reducing transportation costs. We have the capacity to sell approximately 1.5 million metric tonnes of pulp per year depending on market conditions. Approximately 45% of our trade pulp production capacity is domestic and the remaining 55% is located in Canada. Our net pulp position, the amount of pulp produced and sold net of purchases from third parties, was approximately 1.1 million metric tonnes of pulp in 2007. We produce market pulp at our two non-integrated pulp mills in Kamloops and Woodland, as well as at our pulp and paper mills in Dryden, Espanola, Ashdown, Hawesville, and Windsor. Also, we produce fluff pulp at our Plymouth mill. We also have pulping operations in Prince Albert and Lebel-sur-Quévillon that are not in operation.

The table below lists our operating pulp and paper mills and their annual production capacity.

			Saleable
Production Facility	Fiberline Pulp Capacity		Paper Capacity		Trade Pulp (1)
	# lines	(‘000 ADMT)	# machines	(‘000 ST)	(‘000 ADMT)
Uncoated freesheet
Ashdown, Arkansas	3	810	4	933	86
Windsor, Quebec	1	454	2	670	33
Hawesville, Kentucky	1	455	2	634	47
Plymouth, North Carolina	2	486	2	489	153
Kingsport, Tennessee	1	272	1	425
Marlboro, South Carolina	1	356	1	391
Johnsonburg, Pennsylvania	1	231	2	374
Dryden, Ontario	1	319	1	151	197
Nekoosa, Wisconsin	1	162	3	167
Rothschild, Wisconsin	1	60	1	147
Port Huron, Michigan	—	—	4	116
Espanola, Ontario	2	351	2	77	114

Total Uncoated freesheet	15	3,956	25	4,574	630

Coated groundwood
Columbus, Mississippi	1	70	1	238	—

Total Coated groundwood	1	70	1	238	—

Pulp
Kamloops, British Columbia	2	477	—	—	477
Woodland, Maine	1	398	—	—	398

Total Pulp	3	875	—	—	875

Total	19	4,901	26	4,812	1,505

Pulp purchases					288

Net pulp					1,217

(1)	Estimated third-party shipments dependent upon market conditions.

Our Raw Materials

The manufacturing of pulp and paper requires wood fiber, chemicals and energy. We outline below details of these three major raw materials used in our manufacturing operations.

Wood Fiber

United States pulp and paper mills

The fiber used by our pulp and paper mills in the United States is primarily hardwood and secondarily softwood, both are readily available in the market from multiple third-party sources. The mills obtain fiber from a variety of sources, depending on their location. These sources include a combination of long-term supply contracts, wood lot management arrangements, advance stumpage purchases and spot market purchases.

Canadian pulp and paper mills

The fiber used at our Windsor pulp and paper mill is hardwood originating from a variety of sources, including purchases on the open market in Canada and the United States, contracts with Quebec wood producers’ marketing boards, public land where we have wood fiber harvesting rights and Domtar’s private lands. Our Espanola and Dryden pulp and paper mills, which consume both hardwood and softwood, obtain fiber from third parties or directly or indirectly from public lands, either through designated wood harvesting rights for the pulp mills or from our Ontario sawmills. The fiber used at our Kamloops pulp mill is all softwood, originating from third-party sawmilling operations in the southern part of the British Columbia interior.

Cutting rights on public lands related to our pulp and paper mills in Canada represent about 0.8 million cubic meters of softwood and 1.3 million cubic meters of hardwood, for a total of 2.1 million cubic meters of wood per year. Access to harvesting of fiber on public lands in Ontario and Quebec is subject to review by the respective governmental authorities.

During 2007, the cost of wood fiber relating to our Papers business comprised approximately 19% of the aggregate amount of costs of sales.

Chemicals

We use various chemical compounds in our pulp and paper manufacturing facilities that are purchased primarily on a central basis through contracts varying in general between one to twelve years in length to ensure product availability. Most of the contracts have pricing that fluctuates based on prevailing market conditions. For pulp manufacturing, we use numerous chemicals including caustic soda, sodium chlorate, sulfuric acid, lime, peroxide and liquid oxygen. For paper manufacturing, we also use several chemical products including starch, precipitated calcium carbonate, optical brighteners, dyes and aluminum sulfate.

During 2007, the cost of chemicals comprised approximately 12% of the aggregate amount of costs of sales.

Energy

Our operations consume substantial amounts of fossil fuel including natural gas, fuel oil, coal and hog fuel as well as electricity. We purchase substantial portions of the fuel we consume under supply contracts. Under most of these contracts, suppliers are committed to provide quantities within pre-determined ranges that provide us with our needs for a particular type of fuel at a specific facility. Most of the contracts have pricing that fluctuates based on prevailing market conditions. Natural gas, fuel oil, coal and hog fuel are consumed primarily to produce steam that is used in the manufacturing process and, to a lesser extent, to provide direct heat to be used in the chemical recovery process. We provide about 68% of the energy required to produce steam internally through our recovery boilers and cogeneration assets with the remaining fuel purchased in the form of bark, natural gas, oil and coal.

We own power generating assets, including steam turbines, at thirteen locations: Ashdown, Dryden, Espanola, Hawesville, Johnsonburg, Kamloops, Kingsport, Nekoosa, Plymouth, Port Huron, Rothschild, Windsor and Woodland, as well as hydro assets at five locations: Espanola, Gatineau, Nekoosa, Woodland and Rothschild. Electricity is primarily used to drive motors and other equipment, as well as provide lighting. Approximately 69% of our electric power requirements are produced internally. We purchase the balance of our power requirements from local utilities.

During 2007, energy costs relating to our Papers business comprised approximately 8% of the aggregate amount of costs of sales.

Our Product Offering and Go-to-Market Strategy

Our uncoated freesheet papers and coated groundwood papers are used for business, commercial printing and publication, and converting and specialty applications.

Business papers include copy and electronic imaging papers, which are used with ink jet and laser printers, photocopiers and plain-paper fax machines, as well as computer papers, preprinted forms and digital papers. These products are primarily for office and home use. Business papers accounted for approximately 43% of our shipments of paper products in 2007.

Our commercial printing and publication papers include uncoated freesheet papers, such as offset papers and opaques and coated groundwood. These uncoated freesheet grades are used in sheet and roll fed offset presses across the spectrum of commercial printing end-uses, including digital printing. Our publication papers include tradebook and lightweight uncoated papers used primarily in book publishing applications such as textbooks, dictionaries, catalogs, magazines, hard cover novels and financial documents. Design papers, a sub-group of commercial printing and publication papers, have distinct features of color, brightness and texture and are targeted towards graphic artists, design and advertising agencies, primarily for special brochures and annual reports. Coated groundwood papers are used primarily in magazines, catalogs and inserts. Commercial printing and publication papers accounted for approximately 35% of our shipments of paper products in 2007.

We also produce paper for several converting and specialty markets. These converting and specialty papers consist primarily of base papers that are converted into finished products, such as envelopes, tablets, business forms and data processing/computer forms and base stock used by the flexible packaging industry in the production of food and medical packaging and other specialty papers for various other industrial applications, including base stock for sandpaper, base stock for medical gowns, drapes and packaging, as well as transfer paper for printing processes. We also participate in several converting grades for specialty and security applications. These converting and specialty papers accounted for approximately 22% of our shipments of paper products in 2007.

The chart below illustrates our main paper products and their applications.

Category	Business Papers		Commercial Printing and Publication Papers			Converting and Specialty Papers
Type	Uncoated Freesheet				Coated Groundwood	Uncoated Freesheet
Grade	Copy	Premium imaging / technology papers	Offset Colors Index Tag Bristol	Opaques Premium opaques Text, cover and writing Lightweight Tradebook	No.5 Coated	Business converting Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Application	Photocopies Office documents Presentations		Commercial Printing Direct mail Pamphlets Brochures	Stationary Brochures Annual reports Books Catalogs	Catalogs Magazines Direct mail Cards Posters Packaging	Forms & envelopes Food & Candy wrappings Surgical gowns Repositionable note pads Security check papers

Our customer service personnel work closely with sales, marketing and production staff to provide service and support to merchants, converters, end-users, stationers, printers and retailers. We promote our products directly to end-users and others who influence paper purchasing decisions in order to enhance brand recognition and increase product demand. In addition, our sales representatives work closely with mill-based new product development personnel and undertake joint marketing initiatives with customers in order to better understand their businesses and needs and to support their future requirements.

We sell business papers primarily to paper merchants, office equipment manufacturers, stationers and retail outlets. We distribute uncoated commercial printing and publication papers to end-users and commercial printers, mainly through paper merchants, as well as selling directly to converters. We sell our converting and specialty products mainly to converters, who apply a further production process such as coating, laminating, folding or waxing to our papers before selling them to a variety of specialized end-users. We distributed approximately 49% of our paper products in 2007 through a large network of paper merchants operating throughout North America, one of which we own (see “—Paper Merchants”). Paper merchants, who sell our products to their own customers, represent our largest group of customers. Our ten largest paper customers represented approximately 55% of our 2007 Paper business sales or 46% of our total sales in 2007. The sales to our largest customer, Office Depot, amounted to 10% of our total sales in 2007. The majority of our customers purchase products through individual purchase orders. In 2007, approximately 84% of our paper sales were domestic, 9% were in Canada, and 7% were in other countries.

We sell market pulp to customers in North America mainly through a North American sales force while sales to most overseas customers are made directly or through commission agents. We maintain pulp supplies at strategically located warehouses, which allow us to respond to orders on short notice. In 2007, approximately 33% of our sales of market pulp were domestic, 4% were in Canada, 4% were in Mexico and 59% were overseas.

The chart below illustrates our channels of distribution for our paper products.

Category	Business Papers			Commercial Printing and Publication Papers			Converting and Specialty Papers

Domtar sells to:	Merchants i	Office Equipment Manufacturers / Stationers i	Retailers i	Merchants i	Converters i	End-Users	Converters i

Customer sells to:	Printers /	Retailers /	Printers /	Printers /	Merchants /		End-users

	Retailers /	Stationers /	End-users	Converters /	Retailers

	End-users	End-users		End-users

PAPER MERCHANTS

Our Operations

Our Paper Merchants business involves the purchasing, warehousing, sale and distribution of our products and those of other manufacturers. Products include business, printing and publishing papers and certain industrial products. These products are sold to a wide and diverse customer base, which includes small, medium and large commercial printers, publishers, quick copy firms, catalog and retail companies and institutional entities.

Our paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers serving customers in over 18 states. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada.

Sales are executed by our sales force, based at branches strategically located in served markets. We distribute about 53% of our paper sales from our own warehouse distribution system and about 47% of our paper sales through mill-direct deliveries (i.e., deliveries directly from manufacturers, including ourselves, to our customers).

The table below lists all of our Domtar Distribution Group locations.

RIS Paper		Buntin Reid	JBR / La Maison du Papier	The Paper House
Eastern Region	MidWest Region	Ontario, Canada	Quebec, Canada	Atlantic, Canada
Albany, New York	Cincinnati, Ohio	London, Ontario	Montreal, Quebec	Dartmouth, Nova Scotia
Boston, Massachusetts	Cincinnati, Ohio (I.T.)	Ottawa, Ontario	Quebec City, Quebec	Mt. Pearl, Newfoundland
Buffalo, New York	Cleveland, Ohio	Toronto, Ontario
Harrisburg, Pennsylvania	Columbus, Ohio
Hartford, Connecticut	Covington, Kentucky
Lancaster, Pennsylvania	Dayton, Ohio
New York, New York	Dallas/Forth Worth, Texas
Philadelphia, Pennsylvania	Fort Wayne, Indiana
Southport, Connecticut	Indianapolis, Indiana
Washington, DC / Baltimore, Maryland	Kalamazoo, Michigan

Our Raw Materials

The distribution business sells annually over 0.8 million tons of paper, forms and industrial/packaging products from over 60 suppliers located around the world. Domtar products represent approximately 39% of the total.

Our Product Offering and Go-to-Market Strategy

Our product offerings addresses a broad range of printing, publishing, imaging, advertising, consumer and industrial needs and are comprised of uncoated, coated and specialized papers and industrial products. Our go-to-market strategy is to serve numerous segments of the commercial printing, publishing, retail, wholesale, catalog and industrial markets with logistics and services tailored to the needs of our customers. In 2007, approximately 69% of our sales were made in the United States and 31% were made in Canada.

WOOD

Our Operations

Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products, and the management of forest resources. We operate five sawmills with a production capacity of approximately 660 million board feet of lumber and one remanufacturing facility. In addition, we own six sawmills that are currently not in operation but have an aggregate production capacity of approximately 796 million board feet of lumber. We also have investments in five companies, one of which is not in operation. We seek to optimize the 28 million acres of forestland we directly license or own in the United States and Canada through efficient management and the application of certified sustainable forest management practices to help ensure that a continuous supply of wood is available for future needs. Additional information regarding our Wood business is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

The table below lists all of our sawmills and their annual production capacity.

Production facilities	Province	Annual Wood Capacity (MFBM)
Operating sawmills:
Ear Falls	Ontario	190
Val d’Or	Quebec	160
Timmins	Ontario	140
Matagami	Quebec	100
Ste-Marie	Quebec	70

Total capacity of operating sawmills		660

Remanufacturing facility
Sullivan	Quebec	75

Non-operating sawmills:
Big River	Saskatchewan	250
Lebel-sur-Quévillon	Quebec	140
Nairn Centre	Ontario	130
White River	Ontario	110
Malartic	Quebec	86
Grand-Remous	Quebec	80

Total capacity of non-operating sawmills		796

The following table lists our investments.

Investments	Province	Ownership
Elk Lake	Ontario	66%
Wapawekka [1]	Saskatchewan	51%
Gogama	Ontario	50%
Anthony Domtar	Ontario	50%
Haavalsdrud	Ontario	25%

[1]	Not in operation

Our Raw Materials

Wood Fiber

Fiber costs, net of revenues from wood chip sales, represent approximately 50% of our total manufacturing costs in our Wood business, or approximately 1% of the aggregate amount of cost of sales. In Quebec, our annual allowable softwood harvesting amounts to approximately 1.7 million cubic meters and is granted by the Ministry of Natural Resources (Quebec). We obtain most of the wood fiber required for our northern Quebec sawmilling operations either directly or indirectly from these harvesting rights. Additional information regarding wood fiber availability in Quebec is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fiber Supply.”

In Ontario, our annual allowable softwood harvesting on public lands amounts to approximately 2.8 million cubic meters pursuant to Sustainable Forest Licenses that have been granted by the Ontario Ministry of Natural Resources. We obtain most of the wood fiber required for our northern Ontario sawmilling operations either directly or indirectly from these harvesting rights. The remaining required fiber is either harvested from our private lands, or purchased under various contractual arrangements and on the open market.

All wood fiber received by Domtar mills must conform to Domtar’s Fiber Use and Sourcing Policy, which forbids the inclusion of fiber that is illegally harvested, derived from improperly managed High Conservation Value Forests, harvested without respect for aboriginal communities, or is genetically engineered. Further, 67% of Domtar’s Ontario and Quebec timber supply area is currently third-party certified, with 53% of the total supply area certified to the Forestry Stewardship Council (“FSC”) standards. Domtar’s goal is to reach 100% certification of all lands under its control by the FSC, and to have all of its wood suppliers conform to the FSC Controlled Wood Standard.

Energy

Our wood operations require the use of two types of energy: electric energy is used to operate our manufacturing machinery and fossil fuel is used for the drying of wood. The type of fossil fuel used to dry the wood varies among our sawmills and depends on the technology available. Some of our assets operate with energy produced through residual products such as bark, sawdust and shavings. The use of our own products in the production of energy results in lower energy costs. In other sawmills, we use fuel oil, natural gas and propane.

Our Product Offering and Go-to-Market Strategy

We produce primarily dimensional lumber used in the construction industry and our offerings include a variety of grades of kiln-dried softwood lumber, produced mainly from black spruce and jack pine known for their strength, stability, light weight and good workability. Most of our production capacity is used to produce studs and random length lumber in dimensions of 2 inches by 3 inches through 2 inches by 10 inches in lengths of 8 feet to 16 feet. We also manufacture quality #1 and #2 wood, utility quality #3 wood, economic wood as well as “rough” wood that we sell green and dried. We also manufacture a wide variety of value-added products including MSR 2100, MSR 1650, Premium, Select and Mid-line.

We sell substantially all of our softwood lumber through our sales office in Montreal to a wide range of retailers, distributors, manufacturers and wholesalers in the United States and Canada who sell to end-users. These wood products are consumed in the home construction, renovation and industrial markets. Our marketing efforts for lumber products are focused on providing our customers with efficient value-added supply chain integration, in order to achieve a high level of customer satisfaction and a balanced and diversified customer base for our products. In 2007, approximately 70% of our lumber sales were made in the United States and 30% were made in Canada.

Our ten biggest clients represented approximately 48% of our sales in 2007. None of these clients represented 10% or more of our total sales in 2007.

OUR COMPETITIVE STRENGTHS

We believe that our competitive strengths provide a solid foundation for the execution of our business strategy:

Leading market position. We are the largest integrated manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world based on production capacity. This leading market position provides us with key competitive advantages, including economies of scale, wider sales and marketing coverage and a broad product offering, such as business, printing and publishing and converting and specialty paper grades.

Efficient and cost-competitive assets. Our papers business is comprised of a mix of assets which allow us to be a low-cost producer of high volume papers and an efficient producer of value-added specialty papers. Our six largest mills focus on production of high volume copy and offset papers while the others focus on the production of value-added paper products where quality, flexibility and service are key determinants. Most of our paper production is at mills with integrated pulp production and cogeneration facilities, reducing their exposure to price volatility for purchased pulp and energy.

Proximity to customers. We have a broad distribution and manufacturing footprint completed by converting and distribution operations located across North America. This proximity to customers provides opportunities for enhanced customer service and the minimization of freight distance, response time and delivery cost, which constitute key competitive advantages, particularly in the high volume copy and offset paper grades market segment. Customer proximity also allows for just-in-time delivery of high demand paper products in less than 48 hours to most major North American cities.

Strong franchise with attractive service solutions. We sell paper to multiple market segments through a variety of channels, including paper merchants, converters, retail companies and publishers throughout North America. In addition, we maintain a strong market presence through our ownership of the Domtar Distribution Group. We will build on those positions by maximizing our strengths with centralized planning capability and supply-chain management solutions.

High quality products with strong brand recognition. We enjoy a strong reputation for producing high quality paper products and market some of the most recognized and preferred papers in North America, including a wide range of business and commercial printing paper brands, such as Cougar®, Lynx® Opaque, Husky® Offset, First Choice®, and Domtar EarthChoice® Office Paper, part of a family of environmentally and socially responsible paper.

Experienced management team with proven integration expertise. Our management team has significant experience and a record of success in the North American paper industry, including with respect to business integration issues. To support the management team, we believe our employees’ expertise and know-how help create operational efficiencies and enable us to deliver improved profitability from our manufacturing operations.

OUR STRATEGIC INITIATIVES AND FINANCIAL PRIORITIES

Our goal is to be recognized as the supplier of choice of branded and private branded paper products for consumer channels, stationers, merchants, printers and converters in North America. We have implemented the following business strategies in order to enhance cash flow and generate shareholder value:

•	build customer loyalty and balance supply with demand;

•	successfully integrate the combined businesses and optimize the operating platform;

•	increase depth of product offerings including our offering of environmentally and ethically responsible line of papers;

•	deliver on synergies;

•	focus on free cash flow generation and maintain financial discipline; and

•	conduct operations in a sustainable way.

Build customer loyalty and balance supply and demand. We are building on the successful relationships that the Predecessor and Domtar Inc. have developed with key customers to support their businesses and to provide inventory reduction solutions through just-in-time delivery for the most-demanded products. We believe that we are a supplier of choice for customers who seek competitively-priced paper products and services.

Successfully integrate the combined businesses and optimize the operating platform. We believe that the combination of the Predecessor and Domtar Inc. represents a strategic fit because of the similarity of both their fine paper offerings in uncoated freesheet grades and their geographic presence. Our integration efforts have been focused on providing a single face to our customers, utilizing our greater sales and marketing coverage to enhance customer service, and achieving synergies. The combination provides an opportunity to combine the operational strengths and best practices of two of the industry’s leading manufacturers. We are implementing plans to improve our operating efficiency and cost structure and to achieve synergies within two years through a combination of process optimization resulting in lower operating costs, reductions in transportation, logistics and purchasing costs, implementation of best-in-class business practices and reductions in sales and administrative costs. We are also optimizing our distribution network, reviewing our organizational structure and consolidating our regional centers and back-office functions where appropriate.

Increase depth of product offering including our offering of environmentally and ethically responsible line of papers. We believe that we are delivering improved service to customers through increased depth of product offerings and greater access to volume. We believe the development of EarthChoice®, our line of environmentally and socially responsible paper, is providing a platform upon which to expand our offerings to customers. The EarthChoice® line of papers, a product line endorsed and supported by leading environmental groups, offers customers solutions and peace of mind through the use of a combination of Forest Stewardship Council (FSC) virgin fiber and recycled fiber. FSC is the certification recognized by environmental groups as the most stringent and is third-party audited.

Deliver on synergies. We have targeted $200 million of synergies from the Transaction to be achieved by the end of March 2009. There are more than 650 synergy projects covering best-in-class practices, selling, general and administration, transportation and logistics, process optimization, procurement and maintenance. Given the success to date, we are optimistic that we will exceed our synergy goal of $200 million run rate by the end of fiscal year 2008.

Focus on free cash flow generation and maintain financial discipline. We believe that value creation is achieved by operating our assets efficiently and reducing manufacturing costs while managing our capital expenditures effectively and minimizing working capital requirements to generate free cash flow.

Conduct operations in a sustainable way. Customers and end-users as well as all stakeholders in communities where we operate seek assurances from the pulp and paper industry that resources are managed in a sustainable manner. We strive to provide these assurances by certifying our forest, manufacturing and distribution operations and we intend to subscribe to internationally recognized environmental management systems, namely ISO 14001.

OUR COMPETITION

The markets in which our businesses operate are highly competitive with well-established domestic and foreign manufacturers.

In the Papers business, our paper production does not rely on proprietary processes or formulas, except in highly specialized papers or customized products. In order to gain market share in uncoated freesheet, we compete primarily on the basis of product quality, breadth of offering, service solutions and competitively priced paper products. We seek product differentiation through an extensive offering of high quality FSC-certified paper products. While we have a leading position in the North American uncoated freesheet market, we also compete with other paper grades, including coated freesheet and uncoated groundwood, and with electronic transmission and document storage alternatives. As the use of these alternative products continues to grow, we may see a decrease in the overall demand for paper products or shifts from one type of paper to another. All of our paper manufacturing facilities are located in the United States or in Canada where we sell 93% of our papers. The five largest manufacturers of uncoated freesheet papers in North America own approximately 80% of the total production capacity. On a global basis, there are hundreds of manufacturers that produce and sell uncoated freesheet papers, ten of which have an annual production capacity of over 1 million tons. The level of competitive pressures from foreign producers in the North American market is highly dependent upon exchange rates including the rate between the U.S. dollar and the Euro.

The market pulp we sell is either hardwood or softwood and, to a lesser extent, fluff pulp. The pulp market is highly fragmented with many manufacturers competing worldwide, some of whom have lower operating costs than we do. Competition is primarily on the basis of access to low-cost wood fiber, product quality and prices. The pulp we sell is primarily slow growth northern bleached hardwood and softwood kraft, and we produce specially engineered pulp grades with a pre-determined mix of wood species that go into the making of all kinds of papers, from business to specialty papers. We also seek product differentiation through the certification of our pulp mills to the FSC chain-of-custody standard and the procurement of FSC-certified virgin fiber. All of our market pulp production capacity is located in the United States or in Canada and we sell 59% of our pulp overseas.

In Wood, we sell primarily kiln-dried softwood lumber and other value added products. We are the 10th largest producer of lumber in North America with a production capacity of 1.5 MFBM and our competitors include other major lumber producers, most of which are located in Eastern Canada. Competition is primarily on the basis of access to low-cost fiber, service and prices. All of our lumber production capacity is located in Canada and we sell 70% of our lumber to the United States, resulting in an exposure to currency fluctuations and potentially subject to softwood lumber export taxes.

OUR EMPLOYEES

We have approximately 13,000 employees, of which approximately 56% are employed in the United States and 44% in Canada. Approximately 69% of our employees are covered by collective bargaining agreements.

OUR APPROACH TO SUSTAINABILITY

We adopted our Statement on Sustainable Growth to govern our pathway to sustainability, from excellence in corporate and ethical standards to product stewardship. Derived from our Statement, we define our actions under our Code of Ethics, policies addressing health and safety, environment, forestry fiber procurement and others.

OUR ENVIRONMENTAL CHALLENGES

Our business is subject to a wide range of general and industry-specific laws and regulations in the United States and Canada relating to the protection of the environment, including those governing air emissions, wastewater discharges, the storage, management and disposal of hazardous substances and wastes, contaminated sites, landfill operation and closure obligations and health and safety matters. Compliance with these laws and regulations is a significant factor in the operation of our business. We may encounter situations in which our operations fail to maintain full compliance with applicable environmental requirements, possibly leading to civil or criminal fines, penalties or enforcement actions, including those that could result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures at substantial costs, such as the installation of additional pollution control equipment or other remedial actions.

Compliance with U.S. federal, state and local and Canadian federal and provincial environmental laws and regulations involves capital expenditures as well as additional operating costs. For example, the United States Environmental Protection Agency has promulgated regulations dealing with air emissions from pulp and paper mills, including regulations on hazardous air pollutants that require use of maximum achievable control technology and controls for pollutants that contribute to smog and haze. Additional information regarding Environmental Matters is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Environmental Matters and Other Asset Retirement Obligations.”

OUR INTELLECTUAL PROPERTY

Many of our brand name paper products are protected by registered trademarks. Our key trademarks include Cougar®, Lynx® Opaque, Husky® Offset, First Choice® and Domtar EarthChoice®. These brand names and trademarks are important to the business. Our numerous trademarks have been registered in the United States and/or in other countries where our products are sold. The current registrations of these trademarks are effective for various periods of time. These trademarks may be renewed periodically, provided that we, as the registered owner, and/or licensees comply with all applicable renewal requirements, including the continued use of the trademarks in connection with similar goods.

We own U.S. and foreign patents, some of which have expired or been abandoned, and have several pending patent applications. Our management regards these patents and patent applications as important but does not consider any single patent or group of patents to be materially important to our business as a whole.

In connection with the Transaction, we entered into a contribution and distribution agreement with Weyerhaeuser and Domtar Paper Company, LLC, dated as of January 25, 2007 (as amended from time to time, the “Contribution and Distribution Agreement”). Under the terms of the Contribution and Distribution Agreement and the intellectual property license agreement, we received a fully paid-up, royalty free, non-exclusive license to use certain intellectual property and technology that is retained by Weyerhaeuser.

LEGAL PROCEEDINGS

Pursuant to the Contribution and Distribution Agreement and other agreements entered into or to be entered into in connection with the Transaction, the Company assumes responsibility for certain claims and litigation matters arising out of or relating to the Company’s businesses whether or not asserted prior to the Transaction. Currently, a small number of claims and litigation matters have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to a number of variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on the Company’s long-term results of operations, cash flow or financial position.

The Company is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, labor and employment and other matters related to former and ongoing operations. The Company periodically reviews the status of these proceedings and assesses the likelihood of any adverse judgments or outcomes of these legal proceedings, as well as analyzes probable losses. While the Company believes that the ultimate disposition of these matters will not have a material adverse effect on its financial condition, an adverse outcome in one or more of the following significant legal proceedings could have a material adverse effect on our results or cash flow in a given quarter or year.

In the early part of 2006, Weyerhaeuser closed its pulp and paper mill in Prince Albert, Saskatchewan, which the Company acquired in connection with the Transaction, and which remains closed. Certain unionized parties filed a grievance against Weyerhaeuser following the shut down, alleging that certain post-closure actions taken by Weyerhaeuser violated their collective bargaining agreement. In particular, the union disputed Weyerhaeuser’s post-closure contracting with a third-party vendor to oversee on-site security at the Prince Albert facility. In connection with the Transaction, the Company has assumed any liability with respect to this grievance. In a separate grievance relating to the closure of the Prince Albert facility, which could result in liability in excess of $20 million, the union is disputing the accumulation of pension benefits during the actual layoff period because, according to the union, a majority of employees retained still had recall rights during the layoff. The Company is currently evaluating its positions with respect to these grievances and cannot be certain that it will not incur liability, which could be material, with respect to these grievances.

Domtar Inc. is subject to a motion by Joachim Laferrière Électricien Inc., filed in the Quebec Superior Court on January 9, 2006, for authorization to bring a class action suit against Domtar Inc. and others for alleged damages relating to a conspiracy to fix prices of carbonless sheets during the period of January through December 2000 in the Province of Quebec. The claim seeks estimated compensatory damages in the amount of CDN$50 million (approximately $50 million) plus estimated exemplary damages in the amount of CDN$1 million to CDN$5 million (approximately $1 million to $5 million). Domtar Inc. is also subject to a motion by McLay & Company Inc. filed in Ontario Superior Court on January 11, 2006, for authorization to bring a class action suit against Domtar Inc. and others, for alleged inflated prices of carbonless sheets during the period of October 1999 through September 2000 in the Province of Ontario. These class actions have been settled in principle for an insignificant amount and are subject to Court approval. The amount had been previously provided for in the purchase price allocation related to the acquisition of Domtar Inc.

On June 12, 2007, an action was commenced by George Weston Limited (“Weston”) in the Superior Court of Justice of the Province of Ontario against Domtar Inc. The claim alleges that the consummation of the Transaction triggered an obligation of Domtar Inc. to pay an increase in consideration under the purchase price adjustment contained in the Share Purchase Agreement, dated June 16, 1998 (as amended by Amendment No. 1 thereto, dated July 31, 1998, the “Agreement”) between Weston, Weston Investments Inc., Domtar Inc. and Domtar Industries Inc. pursuant to which Domtar Inc. acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc., an integrated producer of specialty paper and wood products. The claim seeks a payment of CDN$110 million (approximately $111 million) under the purchase price adjustment provision of the Agreement and additional compensatory damages. On August 13, 2007, Domtar Inc. served its statement of defense in response to this claim. Neither the Company nor Domtar Inc. believes that the consummation of the Transaction triggered an obligation to pay an increase in consideration under the purchase price adjustment and Domtar Inc. intends to defend itself vigorously against any claims with respect thereto. However, Domtar Inc. may not be successful in its defense of such claims, and if it is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the Company’s and on Domtar Inc.’s liquidity, results of operations and financial condition.

Several asbestos-related personal injury claims have been filed in U.S. state and federal courts against Domtar Industries Inc. and certain other affiliates of the Company in connection with alleged exposure by people to products or premises containing asbestos. While the Company believes that the ultimate disposition of these matters, both individually and on an aggregate basis, will not have a material adverse effect on its financial condition, there can be no assurance that the Company will not incur substantial costs as a result of any such claim.

Environment

Domtar Inc. and the Company is or may be a “potentially responsible party” with respect to various hazardous waste sites that are being addressed pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“Superfund”) or similar laws. Domtar Inc. continues to take remedial action under its Care and Control Program, as such sites mostly relate to its former wood preserving operating sites, and a number of operating sites due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and, if and when applicable, the allocation of liability among potentially responsible parties.

An action was commenced by Seaspan International Ltd. (“Seaspan”) in the Supreme Court of British Columbia, on March 31, 1999 against Domtar Inc. and others with respect to alleged contamination of Seaspan’s site bordering Burrard Inlet in North Vancouver, British Columbia including contamination of sediments in Burrard Inlet, due to the presence of creosote. As of July 3, 2002, the parties entered into a partial Settlement Agreement (the “Settlement Agreement”) which provides that while the agreement is performed in accordance with its terms, the action commenced by Seaspan will be held in abeyance. The Settlement Agreement focused on the sharing of costs between Seaspan and Domtar Inc. for certain remediation of contamination referred to in the plaintiff’s claim. The Settlement Agreement does not address all of the plaintiff’s claims as that cannot be reasonably determined at this time. Due to the complexity in the implementation of the Settlement, the parties are currently renegotiating the terms and conditions of the Settlement. No party has exercised its right to terminate the Settlement. The Company has recorded a provision for the estimated settlement amount.

Domtar Inc. was issued a Request for Response Action (“RFRA”) by the Minnesota Pollution Control Agency (“MPCA”) for the clean-up of tar seeps and soils at a former coal tar distillation plant located in Duluth, Minnesota. On March 27, 1996, the MPCA issued the RFRA to Domtar Inc., Interlake Corp., Allied-Signal, Inc. and Beazer East, Inc. requiring the investigation and potential remediation of a portion of an industrial site located in Duluth, Minnesota, believed to contain contaminated sediments originating from former coke and gas plants and coal tar distillation plants. Domtar Inc. formerly operated one coal tar distillation plant at this site. The total cost of the likely remediation for which Domtar will remain responsible under the RFRA is estimated to be between $3 million and $7 million. Under a final and binding arbitration process, an arbitration panel rendered, with respect to the allocation of responsibility between the potentially responsible parties, a decision on November 8, 2007 which is under review as per the rules of arbitration. A decision is expected in the second quarter of 2008. The Company has a provision of $4 million at December 30, 2007.

At December 30, 2007, the Company had a provision of $119 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company’s financial position, earnings or cash flows.

While the Company believes that it has determined the cost for environmental matters likely to be incurred based on known information, their ongoing efforts to identify potential environmental concerns that may be associated with their past and present properties will lead to future environmental investigations. These efforts will likely result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY

Board of Directors

The board of directors of the Company is comprised of 13 directors. Harold MacKay serves as the non-executive chairman of the board of directors.

Of these 13 directors, each director other than Messrs. Royer and Cooper is independent under the independence requirements of the SEC, the New York Stock Exchange and the Company’s Director Independence Standards, which are available at the Company’s web site at www.domtar.com. Further, Messrs. Bingleman, Gignac, Moore, Steacy and Stivers meet the independence requirements of the SEC for audit committee members. Each of Messrs. Levitt, Onustock, Tan and Turcotte and Ms. Strobel is a “Non-employee Director” for purposes of the Exchange Act and each satisfies the requirements of an “outside director” for purposes of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

Set forth below is information concerning those persons that are currently serving as the directors of the Company. The board of directors is divided into the following three classes: Class I: Jack C. Bingleman, Marvin D. Cooper, W. Henson Moore and Richard Tan; Class II: Louis P. Gignac, Harold H. MacKay, Raymond Royer and William C. Stivers; Class III: Brian M. Levitt, Michael R. Onustock, Robert J. Steacy, Pamela B. Strobel and Denis Turcotte.

The first class was elected for a term expiring at the first annual meeting of stockholders following the consummation of the Transactions, the second class was elected for a term expiring at the second annual meeting of stockholders following the consummation of the Transactions, and the third class was elected for a term expiring at the third annual meeting of stockholders following the consummation of the Transactions. For more information, see “Certain Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.”

Name	Position
Harold H. MacKay	Chairman of the board of directors
Jack C. Bingleman	Director
Marvin D. Cooper	Director
Louis P. Gignac	Director
Brian M. Levitt	Director
W. Henson Moore	Director
Michael R. Onustock	Director
Raymond Royer	Director
Robert J. Steacy	Director
William C. Stivers	Director
Pamela B. Strobel	Director
Richard Tan	Director
Denis Turcotte	Director

Name	Age, Principal Occupation, Business Experience and Other Directorships Held

Harold H. MacKay (Class II)	Mr. MacKay is the chairman of the Board of the Corporation. Mr. MacKay has served as Counsel to the law firm MacPherson Leslie & Tyerman LLP in Regina, Saskatchewan since 2005. Prior to that, he was a partner in MacPherson from 1969 to 2004. He also served as the Clifford Clark policy advisor to the Department of Finance of Canada and chaired the Task Force on the Future of the Canadian Financial Services Sector in 1997 and 1998. He is a director of Toronto-Dominion Bank and The Mosaic Company. Mr. MacKay is an Officer of the Order of Canada. Mr. MacKay is 67 years old.

Jack C. Bingleman (Class I)	Mr. Bingleman has been the president of Indian River Asset Management Inc. since 2001. Previously he held a number of executive positions with Staples Inc., including president of Staples International from 1997 to 2000. He has been a director of the Corporation and/or Domtar Inc. since 2005; he is also a director of Tractor Supply Co. Mr. Bingleman is 65 years old.

Name	Age, Principal Occupation, Business Experience and Other Directorships Held

Marvin D. Cooper (Class I)	Mr. Cooper has been executive vice-president and chief operating officer of the Corporation since March 2007. Mr. Cooper was the senior vice president, cellulose fiber, white papers and containerboard manufacturing and engineering of Weyerhaeuser Company from 2002 to 2006 when he stepped down to work full-time on the series of transactions whereby the Weyerhaeuser Fine Paper Business was combined with Domtar Inc. to form the Corporation. Prior to joining Weyerhaeuser Company in 2002, he held a number of executive positions with Willamette Industries, Inc., including executive vice president, pulp and paper mills from 1998 to 2002. His career in the pulp and paper industry spans over 36 years. Mr. Cooper is 64 years old.

Louis P. Gignac (Class II)	Mr. Gignac has been a corporate director and President of G Mining Services Inc. since November 2006. Previously, he served as president and CEO of Cambior Inc. since 1986. He has been a director of the Corporation and/or Domtar Inc. since 1995; he is also a director of Gaz Metro Inc., St. Andrew Goldfields Ltd., Franco Nevada Corp. and Revett Minerals Inc. Mr. Gignac is 57 years old.

Brian M. Levitt (Class III)	Mr. Levitt has been the co-chair of the law firm Osler, Hoskin & Harcourt LLP since 2001. Mr. Levitt was the chairman of the board of Domtar Inc. from 2004 until March 2007. Previously, he held a number of executive positions with Imasco Limited, including president and chief executive officer from 1995 to 2000. Mr. Levitt has been a director of Domtar Inc. since 1997; he is also a director of BCE Inc. Mr. Levitt is 60 years old.

W. Henson Moore (Class I)	Mr. Moore was until August 2006 president and CEO of the American Forest & Paper Association since 1995. Previously, he served in a number of senior U.S. government appointments and as a member of the U.S. House of Representatives for the Sixth District of Louisiana. Mr. Moore is a director of USEC, Inc. Mr. Moore is 68 years old.

Michael R. Onustock (Class III)	Mr. Onustock retired as senior vice president, pulp and white paper with Weyerhaeuser Company in 2004. Prior to joining Weyerhaeuser Company in 2002, he held a number of executive positions in Willamette Industries, Inc., including executive vice president, pulp and fine paper marketing from 1989 to 2002. He is a director of the University of Washington Pulp and Paper School Foundation. Mr. Onustock is 68 years old.

Raymond Royer (Class II)	Mr. Royer is the president and chief executive officer and a director of the Corporation. Mr. Royer was president and chief executive officer and a director of Domtar Inc. since joining Domtar Inc. in 1996. He is also a director of Power Financial Corporation. Mr. Royer is an Officer of the Order of Canada, a Commander of the Order of Léopold II of Belgium and an Officer of the Ordre national du Québec. Mr. Royer is 69 years old.

Robert J. Steacy (Class III)	Mr. Steacy has been a corporate director since May 2005. Previously, he served as the senior financial officer of Torstar Corporation since 1989 including as executive vice-president and chief financial officer from 2002 to 2005. He has been a director of the Corporation and/or Domtar Inc. since 2005. Mr. Steacy is a director of Canadian Imperial Bank of Commerce and Cineplex Galaxy Income Fund. Mr. Steacy is 58 years old.

William C. Stivers (Class II)	Mr. Stivers retired as executive vice president of Weyerhaeuser Company in 2003, serving as chief financial officer from 1990 to 2003. Mr. Stivers is a former director of Factory Mutual Insurance Company and a past member of Chase Manhattan Bank’s National Advisory Board. He is a director of Minerals Technologies Inc. Mr. Stivers is 69 years old.

Pamela B. Strobel (Class III)	Ms. Strobel retired as executive vice president and chief administrative officer of Exelon Corporation in 2005. During her tenure with Exelon and its predecessor companies since 1993, she also served as president of Exelon’s Business Services Company and as chairman and CEO of Exelon Energy Delivery, the holding company for Exelon’s energy delivery businesses. She is a director of Illinois Tool Works, Inc. and State Farm Mutual Automobile Insurance Company. Ms. Strobel is 55 years old.

Name	Age, Principal Occupation, Business Experience and Other Directorships Held

Richard Tan (Class I)	Mr. Tan is the founder, president and CEO of Pacific Millennium Holdings Corporation since 1977, an investment and operating group involved over the years in various industries including pulp and paper, forest plantation, information technology, and development and global joint ventures in Asia. Mr. Tan is also the president and chief executive officer of Stone Tan China Acquisition Corp., a blank check company formed in 2007 for the purpose of acquiring an operating business with primary operations in China. Mr. Tan is 52 years old.

Denis Turcotte (Class III)	Mr. Turcotte has been president and CEO of Algoma Steel Inc. since 2002. Previously, he held a number of senior executive positions with companies in the pulp and paper industry, including president of the Paper Group and executive vice president of corporate development and strategy of Tembec Inc. from 1999 to 2002. Mr. Turcotte is 46 years old.

The Company’s Management

Set forth below is information concerning those persons that currently serve as the executive officers of the Company.

Name	Position
Raymond Royer	President and Chief Executive Officer
Marvin D. Cooper	Executive Vice-President and Chief Operating Officer
Daniel Buron	Senior Vice-President and Chief Financial Officer
Steven A. Barker	Senior Vice-President, Marketing
Roger H. Brear	Senior Vice-President, Southern Region Mills
Michel Dagenais	Senior Vice-President, Human Resources
Ghislain Dinel	Senior Vice-President, Northern Region Mills
Michael Edwards	Group Senior Vice-President, Pulp and Paper Manufacturing
James F. Lenhoff	Senior Vice-President, Distribution
Patrick Loulou	Senior Vice-President, Corporate Development
Jean-François Mérette	Senior Vice-President, Forest Products
Bart Nicholson	Senior Vice-President, Specialty Mills and Converting Operations
Yves L. Parent	Senior Vice-President, Information Technology
Gilles Pharand	Senior Vice-President, Law and Corporate Affairs
Richard L. Thomas	Senior Vice-President, Sales

Raymond Royer, age 69, is the president, chief executive officer and a director of the Company. Mr. Royer was president and chief executive officer and director of Domtar Inc. since joining Domtar Inc. in 1996. He is also a director of Power Financial Corporation. Mr. Royer is an Officer of the Order of Canada, a Commander of the Order of Léopold II of Belgium and an Officer of the Ordre national du Quebec.

Marvin D. Cooper, age 64, has been executive vice-president and chief operating officer of the Company since March 2007. Mr. Cooper was senior vice-president, cellulose fiber, white papers and containerboard manufacturing and engineering of Weyerhaeuser from 2002 to 2006 when he stepped down to work full-time on the Transaction. Prior to joining Weyerhaeuser in 2002, he held a number of executive positions with Willamette Industries, Inc., including executive vice-president, pulp and paper mills from 1998 to 2002. His career in the pulp and paper industry spans over 36 years.

Daniel Buron, age 44, is the senior vice-president and chief financial officer of the Company. Mr. Buron was senior vice-president and chief financial officer of Domtar Inc. since May 2004. He joined Domtar Inc. in 1999. Prior to May 2004 he was vice-president, finance, pulp and paper sales division and, prior to September 2002, he was vice-president and controller. He has over 19 years of experience in finance.

Steven A. Barker, age 54, is the senior vice-president, pulp and paper marketing of the Company. Mr. Barker was senior vice-president pulp and paper sales and marketing of Domtar Inc. since December 2004. He joined Domtar Inc. in 2000 following the acquisition of Ris Paper Company, Inc. (a wholly-owned subsidiary of Domtar Inc. since 2000) where he held a number of executive positions. His career in the paper industry spans over 25 years.

Roger H. Brear, age 60, is the senior vice-president, southern region mills of the Company. Mr. Brear was senior vice-president, paper manufacturing of Domtar Inc. since 2001 when he joined following the acquisition of four U.S. paper mills from Georgia-Pacific Corporation, where he held various senior manufacturing positions. His career in the paper industry spans over 35 years.

Michel Dagenais, age 58, is the senior vice-president, human resources of the Company. Mr. Dagenais was vice-president, human resources of Domtar Inc. since 2005. Previously, he was director, human resources of the Forest Products Group since joining Domtar Inc. in 2001. During his career that spans over 36 years, he has held various management and consulting positions in human resources and labor relations.

Ghislain Dinel, age 59, is the senior vice-president, northern region mills of the Company. Mr. Dinel was vice-president, operations, optimization and technology of Domtar Inc. since 2004. Since joining Domtar Inc. in 1970, he has held various management positions in the pulp and paper operations. His career in the pulp and paper industry spans over 37 years.

Michael Edwards, age 60, is the group senior vice-president, pulp and paper manufacturing of the Company. Mr. Edwards was vice-president, fine paper manufacturing of Weyerhaeuser since 2002. Since joining Weyerhaeuser in 1994, he has held various management positions in the pulp and paper operations. Prior to Weyerhaeuser, Mr. Edwards worked at Domtar Inc. for 11 years. His career in the pulp and paper industry spans over 44 years.

James F. Lenhoff, age 57, is the senior vice-president, Distribution of the Company. Mr. Lenhoff was the senior vice-president, Domtar Distribution Group of Domtar Inc. since 2004. He joined Domtar Inc. in 2000 following the acquisition of Ris Paper Company Inc. where he was vice president, sales and marketing. His career in the paper industry spans over 26 years.

Patrick Loulou, age 39, is the senior vice-president, corporate development since he joined the Company in March 2007. Previously, he held a number of positions in the telecommunications sector, as well as in management consulting. He has over 10 years experience in corporate strategy and business development.

Jean-François Mérette, age 41, is the senior vice-president, forest products of the Company. Mr. Mérette was the vice-president, sawmills since he joined Domtar Inc. in 2005. Previously, he has held various management positions with a major forest products company. His career in the forest products industry spans over 16 years.

Bart Nicholson, age 48, is the senior vice-president, specialty mills and converting operations of the Company. Mr. Nicholson was vice-president, fine paper converting operations since he joined Weyerhaeuser in 2002. Previously, he held various technical and management positions in the pulp and paper operations of Willamette Industries, Inc. since 1981. His career in the pulp and paper industry spans over 26 years.

Yves L. Parent, age 54, is the senior vice-president, information technology of the Company since March 2007. He joined Domtar Inc. in 2005 as vice-president, information technology. He has over 25 years of experience in IT management, including 15 years in the pulp and paper industry and 10 years as senior director, IT in an international manufacturing organization.

Gilles Pharand, age 63, is the senior vice-president, law and corporate affairs of the Company. Mr. Pharand joined Domtar Inc. in 1970; and has been senior vice-president, corporate affairs since 1994 and general counsel since 1986, being responsible for secretariat, environmental and legal affairs, communications and government relations, internal audit and head office operations. His career in the pulp and paper industry spans over 37 years.

Richard L. Thomas, age 54, is the senior vice-president, sales of the Company. Mr. Thomas was vice-president of fine papers of Weyerhaeuser since 2005. Prior to 2005, he was vice-president, business papers of Weyerhaeuser. Mr. Thomas joined Weyerhaeuser in 2002 when Willamette Industries, Inc. was acquired by Weyerhaeuser. At Willamette, he held various management positions in operations since joining in 1992. Previously, he was with Champion International Corporation for 12 years.

Annual Meeting

The Company’s by-laws provide that an annual meeting of its stockholders will be held each year on a date specified by its board of directors. The Company first annual meeting of its stockholders will be held on May 6, 2008.

Committees of the Board of Directors

Pursuant to the Company’s by-laws, its board of directors is permitted to establish committees of three or more directors from time to time as it deems appropriate. The Company’s board of directors currently has the following committees: audit committee, nominating and corporate governance committee, human resources committee and environment and health and safety committee. The membership and function of each committee are described below.

The members of the Board on the date of this Prospectus, and the committees of the Board on which they serve, are identified below.

Director	Audit Committee	Nominating and Corporate Governance Committee	Human Resources Committee	Environment and Health and Safety Committee
Jack C. Bingleman	*	*

Marvin D. Cooper

W. Henson Moore	*			*

Richard Tan			*	*

Louis P. Gignac	*			*

Harold H. MacKay		*

Raymond Royer

William C. Stivers	*			*

Brian M. Levitt		*	*

Michael R. Onustock			*	*

Robert J. Steacy	*	*

Pamela B. Strobel		*	*

Denis Turcotte			*

Board Meetings

From March 7, 2007, through December 30, 2007, our Board held 14 meetings. Each of our directors, other than Mr. Turcotte, attended 75% or more of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Board committees on which he or she served during the periods that he or she served (the “aggregate board meetings”). Mr. Turcotte attended 71% of the aggregate board meetings.

Audit Committee

The Audit Committee is comprised solely of directors who meet the independence requirements of the NYSE and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and are financially literate, as required by the NYSE. In addition, the Board has determined that Mssrs. Steacy and Stivers each qualify as a “financial expert” and has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

The Audit Committee, through regular or special meetings with management, the vice president of internal audit and the Corporation’s independent auditors, provides oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Corporation, including the Corporation’s compliance with legal and regulatory requirements. The Audit Committee also has the sole authority for the appointment, compensation and oversight of the Corporation’s independent auditors.

The Audit Committee is governed by the Audit Committee Charter, which is available on the Corporation’s website at http://www.domtar.com/files/InternalAuditCharter_2007.pdf. A copy of the charter will be provided without charge to any stockholder who requests it in writing.

The Audit Committee held 8 meetings in 2007.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised solely of directors who meet the independence requirements of the New York Stock Exchange.

The Nominating and Corporate Governance Committee has a leadership role in shaping the governance of the Corporation, reviewing the compensation of the Corporation’s directors and providing oversight and direction regarding the functioning and operation of the board of directors, including reviewing and recommending to the board of directors candidates for election as directors. In addition, the Nominating and Corporate Governance Committee oversees the process for, and in coordination with the Human Resources Committee, makes recommendations to the Board with respect to the selection of a CEO of the Corporation.

The Nominating and Corporate Governance Committee is governed by the Nominating and Corporate Governance Committee Charter, which is available on the Corporation’s website at http://www.domtar.com/files/NomCharter_2007.pdf. A copy of the charter will be provided without charge to any stockholder who requests it in writing.

The Nominating and Corporate Governance Committee held 5 meetings in 2007.

Human Resources Committee

The Human Resources Committee is comprised solely of directors who meet the independence requirements of the NYSE, meet the requirements for a “Non-Employee Director” under the Exchange Act and meet the requirements for an “outside director” under the Internal Revenue Code of 1986, as amended.

The Human Resources Committee has responsibility for reviewing and approving the strategy and design of the Corporation’s compensation and benefits systems; making recommendations to the board of directors with respect to incentive compensation and equity-based plans; managing the processes used by the board of directors to evaluate the Corporation’s chief executive officer, reviewing the compensation of the Corporation’s chief executive officer, reviewing and approving salaries and incentive compensation of the Corporation’s officers and certain other positions, administering the Corporation’s stock option and incentive compensation plans; overseeing the administration of the Corporation’s pension plans and, in coordination with the Nominating and Corporate Governance Committee, making recommendations to the Board with respect to the selection of a CEO of the Corporation.

The Human Resources Committee is governed by the Human Resources Committee Charter, which is available on the Corporation’s website at http://www.domtar.com/files/HRCharter_2007.pdf. A copy of the charter will be provided without charge to any stockholder who requests it in writing.

The Human Resources Committee held 7 meetings in 2007.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee has responsibility for reviewing environmental, health and safety (“EHS”) policies, and making recommendations to the Board regarding significant EHS audit and monitoring systems as well as related reports from management; reviewing EHS standards, procedures and practices against applicable regulatory requirements and overseeing compliance therewith, reviewing objectives and plans for implementing policies, procedures, practices, compliance measures and risk management programs regarding forestry, environmental protection and occupational health and safety, and discussing with management the scope and plans for the conduct of audits of EHS performance, significant results of audits, and pending or threatened material proceedings or complaints relating to EHS.

The Environmental, Health and Safety Committee is governed by the Environmental, Health and Safety Committee Charter, which is available on the Corporation’s website at http://www.domtar.com/files/EnvCharter_2007.pdf. A copy of the charter will be provided without charge to any stockholder who requests it in writing.

The Environmental, Health and Safety Committee held 4 meetings in 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

2007 was a transformational year for our company. We began operations on March 7, 2007, when the fine paper business of Weyerhaeuser Company was combined with the business of Domtar Inc. in a series of transactions (which we refer to collectively throughout this Prospectus as the “Transaction”) to form Domtar Corporation. The objective of the Transaction was to create the largest integrated manufacturer in the uncoated freesheet market that would be well-positioned to create long-term value for shareholders. In light of this objective, one of our key tasks for 2007 was to develop competitive compensation practices that would motivate our management to realize the expected benefits of the Transaction and align their interests with those of our shareholders.

The Human Resources Committee of our Board of Directors is responsible for the design and oversight of the compensation for our named executive officers. Throughout this Compensation Discussion and Analysis (“CD&A”), we refer to the Human Resources Committee as the “HR Committee” or “the Committee.” Our named executive officers for 2007 were:

•	Raymond Royer, President and Chief Executive Officer

•	Marvin Cooper, Executive Vice-President and Chief Operating Officer

•	Daniel Buron, Senior Vice-President and Chief Financial Officer

•	Steven Barker, Senior Vice-President, Marketing

•	Roger Brear, Senior Vice-President, Southern Region Mills

In this CD&A, we provide detailed information about how we developed a compensation program that will incentivize our named executive officers to achieve our competitive goals, what the components of the program are, and what each component is designed to achieve. Specifically, our CD&A is organized as follows:

•

We first explain our objectives for 2007 and provide an overview of our ongoing compensation program, our business integration incentive program and certain “carryover” programs from our predecessor businesses.

•	We then explain how the HR Committee makes decisions regarding executive compensation matters, including the engagement of independent consultants and input from management and benchmarking.

•

We next provide descriptions of each component of compensation and analyze the mix of direct compensation elements (base salary, annual performance incentives and long-term equity incentives) for our named executive officers.

•

Finally, we address various policies that impact our executive compensation program, including with respect to employment agreements and termination and change in control protections, tax and accounting considerations, timing of equity grants and recoupment of equity-based compensation in certain cases involving financial misconduct.

Because none of our executive officers were employed by the Corporation until the consummation of the Transaction on March 7, 2007, the compensation included in this Prospectus includes compensation earned during the period March 7 through December 31, 2007, unless specifically noted otherwise.

Establishment of Our Executive Compensation Program

Ongoing Compensation Program

The overall objectives of Domtar’s compensation policies and practices are to attract, retain and motivate proven talent, foster a customer-oriented culture in a highly cost-competitive environment and reward executives and employees for operating results and contributions to sustained shareholder value creation. Our specific objectives for 2007 were to:

•

align the performance conditions in our incentive plans with the Corporation’s objectives and shareholder value, and provide rewards under our plans that are consistent with Domtar’s pay-for-performance culture;

•

allocate between the elements of total direct compensation (base salary, annual incentives and long-term equity incentives) in a manner that is both market competitive and addresses our specific objectives;

•	bring the value of each named executive officer’s total compensation opportunity into alignment with the median range for the appropriate pay peer group;

•	incentivize our management team to integrate the Domtar and Weyerhaeuser fine paper businesses and realize Transaction synergies;

•	enhance retention in the competitive North American market for executive talent;

•	achieve pay equity among executives with similar responsibility levels;

•	address above-average risk of compensation volatility experienced by senior executives in our industry; and

•	recognize in our compensation practices our expanded geographic footprint and the demographics of our executive officers.

We reference a U.S. pay peer group for positions based in the U.S., a combination of the U.S. and Canadian pay peer groups (with dollars at par value, i.e., not converted) for positions based in Canada with significant U.S. focus and accountability and a Canadian pay peer group for other Canada-based positions. A Canadian/U.S. blend for named executive officers based in Canada but with significant U.S.-related duties enables us to attract, retain and motivate proven Canadian-based talent with the necessary skills to assume international responsibilities. Additional information regarding our pay peer groups is provided below under the heading “Benchmarking,” and information regarding the allocation between the elements of total compensation is presented below under the heading “Components of Executive Compensation”.

To ensure that we remain a competitive employer, total compensation is targeted at the market median for the appropriate peer group. To address the volatility in compensation experienced by senior executives in our industry, which has historically arisen from the cyclical nature of our industry and factors beyond management’s control, base salaries are anchored at 110% of the applicable market median (see “Components of Executive Compensation — Base Salary”). To maintain our desired target total compensation at the median for the appropriate pay peer group, we provide below-median long-term incentive opportunities, with a portion vesting based on the passage of time to reward retention and a portion vesting subject to the achievement of corporate performance objectives so that our executives are motivated to realize long-term shareholder value creation (see “Components of Executive Compensation — Long-Term Equity Incentives”).

Business Integration Incentive Program

In connection with the Transaction, we implemented a special program designed to retain key employees through a specified transition period and motivate a select group of employees to achieve the full integration of the Weyerhaeuser fine paper business with Domtar Inc., as well as various synergies expected to result from the

Transaction. The participation of our named executive officers in this program is described below under the heading “Components of Executive Compensation — Business Integration Incentive Program”. This one-time program was developed separately from the Committee’s evaluation and design of our ongoing executive compensation program.

Predecessor Compensation

The Transaction Agreement between Domtar Inc. and Weyerhaeuser Company required us to assume certain compensation arrangements of our predecessor companies. As required by the Transaction Agreement, upon the consummation of the Transaction, certain equity awards granted by our predecessor companies to former Domtar Inc. directors and employees and former Weyerhaeuser Company employees were converted into Domtar Corporation equity awards. Converted awards held by our named executive officers are reflected in the Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year End Tables that appear later in this Prospectus, and information regarding the applicable conversion formulas is provided in the narrative accompanying the Grants of Plan-Based Awards Table. These converted awards were not taken into account in determining each element of compensation for our named executive officers for 2007 because they were awarded by predecessor businesses for prior years.

The HR Committee’s Decision Making Process

The HR Committee oversees our executive compensation program. The Committee is comprised entirely of independent directors, as determined in accordance with its charter, our Corporate Governance guidelines and applicable NYSE rules. The Committee operates under a written charter adopted by our Board, a copy of which is available at www.domtar.com under the “Board of Directors and Committees” tab of the “Corporate” section of our website.

The Board and the members of the HR Committee recognize the importance of executive compensation decisions to the management and stockholders of the Corporation, and have consequently given careful consideration to the Committee’s charter, its meeting schedule and agendas, and the process followed to make decisions. Committee agendas for the year are reviewed in advance to ensure that sufficient time has been allocated to consider and review alternatives before making decisions. Typically, information regarding strategic decisions on executive compensation is presented to the Committee over the course of more than one meeting before final approval is given. This allows time for questions from Committee members, as well as any requested follow-up analysis in advance of the final decision. Additional items are included as necessary to address issues as they arise.

Independent Compensation Consultant

The Committee has engaged an independent consultant, Hugessen Consulting Inc., to provide ongoing advice and counsel. At the direction of the Chair of the Committee, the independent consultant works with management and reviews recommendations and Committee materials in advance of each Committee meeting or other Committee communication. The independent consultant keeps the Chair of the Committee apprised of any areas of concern. Further, the independent consultant participates in most Committee meetings but not in the Committee’s in camera sessions. The independent consultant has been engaged by the Committee on the basis that it will not accept any work from management. The decisions made by the Committee are the responsibility of the Committee, and may reflect factors other than the recommendations and information provided by Hugessen Consulting Inc.

Input from Management

Certain employees within our human resources department regularly attend HR Committee meetings to provide information and recommendations regarding our executive compensation program, including our Senior Vice-President, Human Resources. Among other matters, these employees present our Chief Executive Officer’s recommendations regarding any changes in the base salary, bonus, equity compensation and retirement and other benefits of other executive officers and compile other relevant data at the request of the HR Committee. Management periodically engages its own consultants to provide assistance and recommendations, calculations or market data, as required. In 2007, management engaged the consulting firm Towers Perrin to provide assistance and recommendations regarding plan design and compensation structure with respect to the Corporation’s executive compensation program, including the development of our U.S. and Canadian pay peer groups, and Mercer to provide assistance in developing recommendations with respect to revising our retirement programs. The Committee is not bound by such recommendations, but generally takes them into consideration before making final determinations about the compensation of executive officers other than our Chief Executive Officer.

Our Chief Executive Officer reviews and makes recommendations to the HR Committee with respect to corporate performance goals relevant to the other members of our Management Committee. Furthermore, the Chief Executive Officer reviews his evaluation of the performance of the members of the Management Committee with respect to the corporate performance goals with the HR Committee, and based on such evaluation, makes recommendations to the HR Committee with respect to their annual base salaries, short-term cash incentive compensation, long-term equity-based performance-driven incentive compensation and other benefits.

The Committee meets from time to time with its independent compensation advisor without any member of management present to discuss compensation matters.

Benchmarking

In setting the level of total compensation for 2007, as well as the relative weighting of each compensation element, we reviewed executive compensation relative to marketplace norms and practices on a size-adjusted basis. We evaluated the competitiveness of total compensation for named executive officers based in the United States relative to a core peer group of similarly-sized, U.S.-focused or U.S.-publicly-traded companies with significant operations in paper products and/or paper cardboard packaging. Due to the relatively small number of companies in the core peer group, we also reviewed compensation data from an expanded U.S. group which we believe that Domtar also competes with for executive talent. This group includes similarly-sized companies in capital-intensive industries, as well as actual and/or potential clients of the Corporation.

For named executive officers based in Canada but with substantial U.S. focus and accountabilities, we evaluated total compensation competitiveness relative to a U.S./Canada blended pay peer group that was weighted 50% towards our U.S. pay peer group described above and 50% towards a Canadian pay peer group of similarly-sized paper products and/or forestry and other capital-intensive industry companies. In determining base salaries for these individuals, we looked at base salary practices within our U.S. pay peer group, and in determining annual incentive targets and retirement benefits, we looked at practices within our Canadian pay peer group. Additional information regarding the reasons for this approach is provided below in the section entitled “Components of Executive Compensation” under the headings “Base Salary”, “Performance-Based Annual Cash Bonuses” and “Retirement Benefits.”

The companies included in our U.S. pay peer group, our Canadian pay peer group, and our U.S./Canada blended pay peer group are:

Domtar’s Pay Peer Groups
U.S.-Canada Blended Pay Peer Group (50% U.S./50% Canada) Used to evaluate total compensation for named executive officers based in Canada but with significant U.S. focus and accountabilities.

U.S. Pay Peer Group

Used to evaluate both total compensation and each element of compensation for named executive officers based in the U.S., and to evaluate base salaries for named executive officers based in Canada but with significant U.S. focus and accountabilities.

Canadian Pay Peer Group

Used to evaluate total compensation for named executive officers based in Canada and with primary responsibilities in Canada, and annual incentive compensation for executive officers based in Canada but with significant U.S. focus and accountabilities.

U.S. Paper Products or Paper Packaging	Other U.S.	Canadian Paper and/or Forest Products	Other Canadian

Georgia-Pacific Corporation

International Paper Company

Kimberly-Clark Corporation

MeadWestvaco Corporation

Packaging Corporation of America

Schweitzer-Mauduit

Smurfit-Stone Container Corporation

Weyerhaeuser Company

Alcoa Inc.

American Greetings Corporation

Barrick Gold Corporation

EnCana Oil & Gas USA

Halliburton Company

Kinross Gold Corporation

Lafarge North America Inc. Noranda Aluminum, Inc.

Novelis Inc.

Pearson plc (U.S. operations)

Sonoco Products Company

Abitibi-Consolidated Canfor Corporation Catalyst Paper Corporation Fraser Papers Inc. Tembec Inc. West Fraser Timber Co. Ltd.

Alcan Inc.

Barrick Gold

Corporation

Bombardier Inc.

Canadian National Railway Company

Ciment St-Laurent

Falconbridge Limited

Inco Limited

Lafarge Canada Inc.

Petro-Canada

Quebecor World Inc.

Shell Canada Limited

SNC-Lavalin Group Inc.

Suncor Energy Inc.

Syncrude Canada Ltd.

Talisman Energy Inc.

Teck Cominco Ltd.

Transcontinental Inc.

Throughout this CD&A, we refer to these comparator groups as our “U.S. pay peer group”, our “Canadian pay peer group” and our “U.S./Canada blended pay peer group.”

Components of Executive Compensation

The principal components of our ongoing compensation program for our named executive officers are:

•	Base salary;

•	Performance-based annual cash bonuses;

•	Long-term equity incentives;

•	Retirement and other benefits; and

•	Executive perquisites.

The HR Committee determined all elements of compensation for each named executive officer for 2007.

In addition, as noted above, we implemented a special program intended to retain key employees through a specified transition period and motivate them to successfully integrate our legacy businesses and realize various synergies expected to result from the Transaction. The participation of our named executive officers in this program is described below under the heading “Business Integration Incentive Program.”

Based on our ability to retain our executive officers and Domtar’s performance, we believe that the executive compensation program’s current level and mix of compensation components is effective in achieving the program’s objectives.

Mix of Direct Compensation Elements

As noted above, in addition to bringing total compensation into alignment with that of our pay peer groups, the Corporation sought to allocate compensation between the elements of total direct compensation in a manner that is market-competitive with our pay peer groups while addressing our specific objectives.

Direct Compensation Mix for Chief Executive Officer and Chief Operating Officer. With respect to Mr. Royer, our Chief Executive Officer, and Mr. Cooper, our Chief Operating Officer, the Corporation implemented total direct compensation packages designed to:

•	retain the executives through the 2009 annual meeting of the Corporation’s shareholders, the latest date at which each executive is expected to retire;

•	emphasize their expected leadership in integrating our legacy businesses and meeting or exceeding our synergy goals within the stipulated timeframe (i.e., by the end of the first quarter of 2009);

•	maximize ongoing shareholder value creation initiatives; and

•	pave the way to long-term success for their successors.

As described further below under the headings “Base Salary” and “Performance-Based Annual Cash Bonuses”, base salary and annual bonus amounts for these executives were determined in accordance with our total compensation policy. While the target value of the equity awards allocated to Messrs. Royer and Cooper was determined using the same methods that were applied to determine target equity value for our other senior executives, their awards were structured to achieve the special objectives set forth above. As further described below under the heading “Long-Term Equity Incentives”, equity awards granted to Messrs. Royer and Cooper in 2007 were one-time grants intended to ensure retention of these executives for the requisite period and to emphasize their expected role in achieving our business integration and synergy goals, with 50% vesting on their anticipated retirement dates and 50% vesting subject to attainment of these goals. If 50% of the target equity value awarded to these executives in 2007 is allocated to 2008 and 50% to 2007, the 2007 target value of long-term equity incentives, combined with 2007 base salary and target annual cash bonus amounts, would total approximately CDN $4.4 million for Mr. Royer and U.S. $2.4 million for Mr. Cooper. These totals represent approximately the sum of (i) median total annual direct compensation for similar positions within the appropriate pay peer group and (ii) a one-time equity-based business integration incentive award worth 50% of base salary per year at target. The latter is consistent in value with one-time equity-based business integration incentive awards provided to our other named executive officers (see “Business Integration Incentive Program — Synergy PCRSUs”, below). The Corporation does not intend to grant additional equity awards to Mr. Royer or Mr. Cooper in 2008.

As described below under the heading “Retirement Benefits”, Mr. Royer received a grant of options to replace the value of the retirement benefits he would otherwise have accrued under a legacy supplemental retirement plan of Domtar Inc. for the period from the closing of the Transaction on March 7, 2007, when he ceased accruing benefits under the plan, through his expected retirement date. Because these options were granted to replace retirement benefits, they were not considered a component of Mr. Royer’s total direct compensation package.

The target total direct compensation opportunities under our ongoing compensation programs and the allocations among the elements of total direct compensation between fixed, variable, short-term and long-term compensation that applied to each of our named executive officers with respect to 2007 appear in the tables below. Information in the tables does not reflect a one-time 25% increase in the number of shares underlying each type of equity award that was approved by the Committee in June 2007 to substantially preserve the equity incentive opportunity the named executive officers would have received had the equity awards been granted on March 7, 2007 (see “Long-Term Equity Incentives”, below). In the case of our named executive officers other than our Chief Executive Officer and Chief Operating Officer, the information in the tables also excludes the value of one-time business integration incentive awards that are not expected to be part of our ongoing compensation programs. Because of the relatively short anticipated tenure of our Chief Executive Officer and Chief Operating Officer, these awards were considered part of their target total direct compensation opportunity and are included in the table for these officers.

The following table sets forth annualized target total direct compensation under our ongoing compensation program:

Position	Annual Base Salary $	Target Annual Incentive Value $	Target Long-Term Incentive Value $		Target Total Direct Compensation Opportunity $
CEO * (1)	1,100,000	825,000	2,500,000	(2)	4,425,000
COO (1)	660,000	429,000	1,300,000	(2)	2,389,000
CFO * (1)	400,000	200,000	400,000	(3)	1,000,000
SVP, Marketing (1)	348,000	156,600	191,400	(3)	696,000
SVP, Southern Region Mills (1)	358,800	161,460	197,340	(3)	717,600

*	Paid in Canadian Dollars

(1)	Base salary and target bonus figures are presented on an annualized basis to reflect the basis on which the Corporation established the mix of total direct compensation elements. Actual base salary and annual bonus payments for 2007, which reflect the period commencing on March 7, 2007, when the named executive officers became employed by the Corporation and its subsidiaries, are provided in the Summary Compensation Table that appears later in this Prospectus.

(2)	Target long-term incentive values (1) exclude the value of 50% of 2007 equity grant value, as 2007 equity grants are intended to cover target equity value for 2007 and 2008 (see “Direct Compensation Mix for Chief Executive Officer and Chief Operating Officer”, above), (2) exclude a one-time 25% increase in the number of shares underlying each type of equity award that was approved by the Committee in June 2007 to preserve the equity incentive opportunity the named executive officers would have received had the equity awards been granted on March 7, 2007 (see “Long-Term Equity Incentives”, below) and (3) include the value of business integration incentive awards because these awards were a component of total direct compensation for our Chief Executive Officer and Chief Operating Officer (see “Direct Compensation Mix for Chief Executive Officer and Chief Operating Officer”, above and “Business Integration Incentive Program — Synergy PCRSUs”, below). In the case of our Chief Executive Officer, target long-term incentive value does not include options awarded to replace accruals under a legacy supplemental retirement plan of Domtar Inc. (see “Retirement Benefits”, below), as this award is not considered a component of total direct compensation.

(3)	Target long-term incentive values exclude a one-time 25% increase in the number of shares underlying each type of equity award that was approved by the Committee in June 2007 to preserve the equity incentive opportunity the named executive officers would have received had the equity awards been granted on March 7, 2007 (see “Long-Term Equity Incentives”, below). For these named executive officers, business integration incentive awards are not included because these awards are not considered part of ongoing total direct compensation.

Base Salary

The Corporation’s competitive environment played an important role in determining base salary levels. We took the following considerations into account:

•	the commodity cyclical nature of the uncoated freesheet market;

•	the market’s current overcapacity and necessary curtailment discipline;

•	the competitive environment for top executive talent in North America; and

•	the particular recruitment and retention challenges that our industry is facing.

These considerations led the Corporation to conclude that the conditions of our industry generate above-average compensation volatility for senior managers because many key corporate value drivers that affect the outcome of incentive programs are beyond their control. In response to this concern, we anchored base salaries at approximately 110% of the U.S. market median of comparable positions in our U.S. pay peer group for U.S.-based positions and for Canadian-based positions with significant U.S. focus and accountabilities, and approximately 110% of the Canadian market median of comparable positions in our Canadian pay peer group for other Canada-based positions. Salary scales are expressed in dollars and are used without currency value conversions in U.S. dollars in the U.S. and in Canadian dollars in Canada, depending on the executive’s location. Our senior executives earn base salaries at, above or below their position’s “anchor level” based on an assessment of each individual’s level of responsibility and experience relative to his position. For 2007, the Committee also reviewed the named executive officers’ existing salary levels from Weyerhaeuser Company or Domtar Inc., as applicable, and changes in their respective responsibilities as a result of the Transaction. Going forward, changes in base salary will typically be considered based on individual evaluations during our annual corporate performance review process, increased experience and role-changing events such as promotion or change in responsibilities, as well as our regular monitoring of executive compensation conditions in the market. Our performance review process is described below under the heading “The HR Committee’s Processes — Performance Evaluation”.

Consistent with our assessment of practices within the applicable pay peer group, and our objective that a majority of each executive’s compensation be performance-based, the base salary of Mr. Buron, our Chief Financial Officer, was set at approximately 40% of total direct compensation and the base salaries of Messrs. Barker and Brear were set at approximately 50% of total direct compensation. The base salary for Mr. Buron, our Chief Financial Officer, was increased by 28% from his salary of CDN $312,000 at Domtar Inc. to CDN $400,000, bringing his base pay to approximately 90% of the salary anchor level determined based on chief financial officer base salaries in our U.S. pay peer group, to reflect Mr. Buron’s experience as a Chief Financial Officer. Base salaries for Mr. Barker, our Senior Vice-President, Marketing and for Mr. Brear, our Senior Vice-President, Southern Region Mills, remained the same at U.S. $348,000 and U.S. $358,800, respectively, as these amounts are above 110% of the median for similarly situated executives in our U.S. pay peer group. These base salaries were determined based on the aforementioned salary midpoints for each role and on the level of post-Transaction responsibilities and experience of each named executive officer.

Mr. Royer’s base salary was increased in 2007 by 13% from his salary of CDN $975,000 at Domtar Inc. to CDN $1,100,000, bringing his base pay near 110% of the median for chief executive officer positions in our U.S. pay peer group. Mr. Royer’s salary reflects his comparatively long experience serving as Chief Executive Officer of Domtar Inc. and his increased responsibility as chief executive officer of a larger organization with a leading market position. Mr. Royer’s base salary is approximately 25% of his target total direct compensation.

Mr. Cooper’s base salary was increased by 24% from his salary of U.S. $534,000 at Weyerhaeuser Company to U.S. $660,000, bringing his base pay near 110% of the median of base pay for chief operating officer positions in our U.S. pay peer group. Mr. Cooper’s salary reflects considerations of his comparatively long experience and career track-record as an operational leader. Mr. Cooper’s base salary is approximately 28% of his total direct compensation.

The Corporation allocated a greater percentage of total direct compensation for Messrs. Royer and Cooper to variable performance-based and equity incentives compared to our other named executive officers to incentivize them to create shareholder value beyond the relatively short remaining period of each executive’s employment. Messrs. Royer and Cooper are expected to retire no later than our 2009 annual meeting of shareholders.

Performance-Based Annual Cash Bonuses

The Domtar Corporation Annual Incentive Plan provides cash incentives to motivate our executives to focus on annual financial results and enables our total cash compensation to remain competitive within the marketplace for executive talent. Each named executive officer has a target bonus award for the plan year, expressed as a percentage of the actual base salary paid to the named executive officer during that year. Consistent with our total compensation policy, target bonus opportunities approximate the median (50th percentile) of comparable positions in our U.S. pay peer group for U.S.-based named executive officers, and our Canadian pay peer group for named executive officers based in Canada. A summary of how our Annual Incentive Plan operates is provided in the narrative accompanying the Grants of Plan-Based Awards Table that appears later in this Prospectus.

Each member of our Management Committee, including each of our named executive officers, was eligible to participate in our Annual Incentive Plan during 2007. For 2007, the Corporation selected two performance objectives for the performance period April 1 through December 31, 2007 (the full fiscal quarters following the Transaction), which were based on the achievement of EBITDA (earnings before interest, taxes, depreciation and amortization) targets, which accounted for 85% of the total target amount, and targeted decreases in occupational health and safety occurrences required to be reported to the U.S. Occupational Safety and Health Administration (“OSHA”), which accounted for 15% of the total target amount. For 2007 the EBITDA and health and safety goals were as follows:

Component	Weight	Threshold	Target	Maximum
EBITDA	85%	$472.5 million	$675 million	$877.5 million
Health and Safety	15%	OSHA frequency rate on March 7, 2007 = 2.48	Decrease in OSHA frequency rate of 15% = 2.11	Decrease in OSHA frequency rate of 30% = 1.74
Percentage of Target Award Payable		0%	100%	200%

Target bonus levels of 75%, 65%, 50%, 45% and 45%, and maximum bonus levels of 150%, 130%, 100%, 90% and 90% of base salary were set for Messrs. Royer, Cooper, Buron, Barker and Brear, respectively. Consistent with the pay practices of our U.S. pay peer group, the target bonus level for Mr. Cooper is approximately 18% of total direct compensation and the target bonus level for Messrs. Barker and Brear is approximately 22.5% of total direct compensation. Consistent with the pay practices of our Canadian pay peer group, target bonus levels for Messrs. Royer and Buron are approximately 18.5% and 20% of total direct compensation. Generally, in February of each year, the HR Committee determines whether the performance objectives for the previous plan year have been achieved. Actual bonus payments for 2007 are set forth in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” and reflect that the Corporation achieved EBITDA of $688 million during the relevant performance period, resulting in a payment equal to 106.4% of the portion of the target award tied to EBITDA performance, and an OSHA frequency rate of 2.34, resulting in a payment equal to 38% of the portion of the target award tied to OSHA frequency. This resulted in total bonus payments of 96.2% of the aggregate target bonus opportunity for each named executive officer.

The Corporation also awarded a bonus to Mr. Cooper for the pre-Transaction period January 1 through March 6, 2007 so that his total annual cash bonus compensation would be determined on the same basis as total annual cash bonus compensation for the Corporation’s other named executive officers, all of whom are former employees of Domtar Inc. and who received a bonus for services to Domtar Inc. during the pre-Transaction period. Mr. Cooper did not receive a bonus from Weyerhaeuser Company for his services to Weyerhaeuser Company during the pre-Transaction period. Mr. Cooper’s bonus for the pre-Transaction period is reflected in the “Bonus” column of the Summary Compensation Table that appears later in this Prospectus.

Long-Term Equity Incentives

Our long-term equity incentives are designed to achieve the following objectives:

•	reward the achievement of long-term business objectives that benefit our stockholders; and

•	retain a successful and tenured management team.

Long-term equity incentive awards are the balancing component of our total compensation policy. Award amounts for 2007 were set at levels that would bring total compensation within the median range for total compensation packages of executives in similar positions within our U.S. pay peer group for named executive officers based in the U.S., our U.S./Canadian blended pay peer group for named executive officers based in Canada but with significant U.S. focus and accountabilities, and our Canadian pay peer group for other Canada-based positions.

In 2007, the Corporation introduced an equity compensation program for senior employees, including the named executive officers, that we believe will achieve our stated objectives. Under the program, the Corporation uses a portfolio approach to include a mix of performance-conditioned restricted stock unit awards (50% of target equity value), which we refer to as “PCRSUs”, to incentivize executives to achieve long-term business performance goals; tenure-based restricted stock unit awards (25% of target equity value), which we refer to as “RSUs”, to provide a retention incentive; and stock options (25% of target equity value) to reward executives for increasing our stock value. Approximately 200 of our senior employees participate in our equity compensation program. The equity awards were granted under the Corporation’s Omnibus Incentive Plan described under “Item 7 — Approval of the Material Terms of the Performance Goals that May Apply to Performance-Based Awards Under the Domtar Corporation 2007 Omnibus Incentive Plan,” included in the Proxy Statement of the Corporation.

The Corporation set target equity value at approximately 225%, 200%, 100%, 55% and 55% of base salary and approximately 55%, 55%, 40%, 27.5% and 27.5% of total direct compensation for our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice-President, Marketing and Senior Vice-President, Southern Region Mills, respectively. The split between PCRSUs, RSUs and options was determined to be the most appropriate balance between compensation risk and potential rewards given our program’s objectives and the commodity-cyclical nature of our industry.

We intend to grant equity awards annually to all eligible employees, generally in February, subsequent to review and approval by the HR Committee. While 2007 began with the consummation of the Transaction on March 7, 2007, there were delays in finalizing and publishing our financial information due to the challenges inherent in combining our legacy businesses, one of which was a spin-off division which had not previously had separate financial statements. Counsel advised the Corporation that the initial grant of equity incentives (and the determination of option exercise prices) should not be made until after financial information reflecting the post-Transaction company had been publicly disseminated. As a result, the grants of equity awards were not made until June 2007. Between the March 7 consummation date for the Transaction and the date the equity awards were granted, our stock price increased by approximately 28%. Because of the increase in value of our equity between March 7 and the date equity awards were granted, the number of shares subject to each type of equity award was increased by approximately 25% to substantially preserve the target equity incentive opportunity our named executive officers would have received had they received the grants in March 2007. Information regarding specific equity award grants is provided in the Grants of Plan-Based Awards Table that appears later in this Prospectus.

Performance-Conditioned Restricted Stock Units. PCRSUs were awarded to Messrs. Buron, Barker and Brear. Messrs. Royer and Cooper were not awarded any PCRSUs because both executives are expected to retire prior to the conclusion of the full performance period for these awards and, during their remaining tenure, the Corporation expects these executives to focus on the achievement of our business integration and synergy goals. Accordingly, Messrs. Royer and Cooper each received an award of business integration incentives, as further described below under the heading “Business Integration Incentive Program — Synergy PCRSUs”, and an award of tenure-based RSUs designed to ensure their continued service through their anticipated retirement dates, as further described below under the heading “Tenure-Based Restricted Stock Units”.

TSR-based PCRSUs. 50% of the PCRSUs will vest based on Domtar’s total shareholder return (“TSR”) relative to a group of peer companies that we refer to as our “performance peer group.” The companies in this group are:

Performance Peer Group

Abitibi Consolidated Inc.

Bowater Inc.

Glatfelter Corporation

International Paper Co.

MeadWestvaco Corp.

Packaging Corp. of America

Sappi Ltd.

Smurfit-Stone Container Corp.

Stora-Enso Corp.

UPM-Kymmene Corp.

Wausau Paper Corporation

These companies were selected because they are representative of investment opportunities for equity investors seeking exposure to our industrial sector. While there is considerable overlap between our pay peer groups and our performance peer group, the Corporation believes that using different peer groups for pay and performance allows for more relevant benchmarks for establishing appropriate levels of pay and evaluating our performance relative to our competitors, respectively.

The following table summarizes the measurement periods and applicable performance vesting criteria for these PCRSUs:

50% of PCRSUs Vesting on the Basis of Domtar’s TSR Ranking in Performance Peer Group
Measurement Periods
25% - March 7, 2007 to December 31, 2007
25% - January 1, 2008 to December 31, 2008
25% - January 1, 2009 to December 31, 2009
25% - March 7, 2007 to December 31, 2009
Ranking	Vesting
Top 3	150% of the 25% portion of the measurement period
Median	100% of the 25% portion of the measurement period
Above Bottom 3	50% of the 25% portion of the measurement period

If Domtar’s TSR is either (1) above the median TSR but not included in the top three or (2) below the median TSR but not included in the bottom three, linear interpolation between the vesting levels is used to determine vesting. We achieved a TSR for the 2007 performance period of -8.5%, which was above the median TSR of -9.95% but not among the top three. Accordingly, the Corporation’s performance for the 2007 TSR measurement period reached the 120% level.

Cash flow-based PCRSUs. 50% of the PCRSUs will vest subject to the achievement of adjusted cash flow (EBITDA minus cash interest charges and cash tax payments, adjusted for certain items) targets for the period April 1, 2007 through December 31, 2009. Awards vest at the 50%, 100% and 150% level for achievement of the threshold, target and maximum goals. Our business is highly cyclical and subject to numerous factors that are outside of management’s control, including changes in input costs such as fiber, energy and chemical prices, exchange rate fluctuations, significant volatility in product pricing and the recent rate of decline in demand which cannot always be offset by cost controls. The Committee has set the maximum performance level for cash flow-based PCRSUs for the period April 1, 2007 through December 31, 2009 at a level that would be difficult to achieve in the absence of an exceptional performance. In the Committee’s view, in order to achieve this performance level, management will have to meet the targeted business integration and synergy objectives (see “Business Integration Incentive Program”, below), make additional year-to-year improvements in our operations and realize increased selling prices from the high historical levels at the time of grant to compensate for inflation in our input costs. If some of the above-mentioned objectives are not completely achieved or if some downward selling price pressure occurs, we would expect that the target performance level would be achieved. The threshold performance level was set at a level that the Committee believed would continue to motivate management to achieve our corporate and business integration and synergy goals even if product pricing experienced some significant downward pressure during the performance period. Accordingly, in the absence of significant downward pricing pressure and if management controls costs and successfully integrates the fine paper business of Weyerhaeuser Company with Domtar Inc. we would expect that the threshold performance level would be achieved. From April 1 through December 31, 2007, our adjusted cash flow was $531 million, which was approximately 110% of the adjusted cash flow amount that was used by the Committee to establish the maximum performance level.

There is no payment for performance that does not meet the threshold performance levels for either TSR-based or cash flow-based PCRSUs. We use a combination of comparative TSR and adjusted cash flow as performance criteria over a long-term performance period of three years because these indicators jointly measure the performance of Domtar’s shares relative to competitive investment choices and our success in achieving the rationale for the Transaction.

Additional information regarding the terms of these awards is provided in the narrative accompanying the Grants of Plan-Based Awards Table that appears later in this Prospectus.

Tenure-based Restricted Stock Units. Subject to certain terms and conditions, which are described in the narrative accompanying the Grants of Plan-Based Awards Table that appears later in this Prospectus, RSUs awarded to Messrs. Buron, Barker and Brear vest 100% on December 31, 2009 (the fiscal year-end closest to the third anniversary of the closing of the Transaction) and are settled in shares of common stock on the vesting date. At the maturity of the program, overlapping 3-year RSUs with cliff vesting will provide a sustained and meaningful incentive alignment with stockholders and help retain our key contributors through various business cycles.

Consistent with our objective of retaining Messrs. Royer and Cooper through a specified transition period, we granted each executive an award of RSUs that will vest on the date of the 2009 annual meeting of the Corporation’s stockholders. Because Messrs. Royer and Cooper are expected to retire not later than our 2009 stockholders meeting, the Committee determined to permit each executive to elect whether their RSUs will be settled in cash or in shares of common stock.

Additional information regarding the terms of these awards is provided in the narrative accompanying the Grants of Plan-Based Awards Table that appears later in this Prospectus.

Stock Options. Stock options are only granted to members of our Management Committee because we believe these individuals are uniquely and strategically positioned to impact our stock price. Each of our named executive officers other than Mr. Cooper, our Chief Operating Officer, was granted options on June 27, 2007. Options were granted at the closing price on the date of grant and are subject to both time- and performance-based vesting conditions. The compensation value of the option grants was determined on the basis of a Black-

Scholes option pricing model using a volatility of 30%. This level was selected following discussions with the Corporation’s outside financial advisors as an appropriate estimate of the volatility for Domtar following the Transaction, which resulted in a valuation ratio of 29%.

Subject to certain terms and conditions, which are described in the narrative accompanying the Grants of Plan-Based Awards Table that appears later in this Prospectus, stock options awarded to Messrs. Buron, Barker and Brear vest in three equal installments on each of February 28, 2008, 2009 and 2010 (the month-end closest to the anniversary of the closing of the Transaction), but do not become exercisable unless and until the closing price of the Corporation’s common stock is at least 120% of the exercise price of the option for a period of at least 20 consecutive trading days. Over and above the inherent incentive to increase the Corporation’s market value associated with stock options, the stock price vesting hurdle further aligns the interests of our executives with our stockholders’ interests by ensuring that our stockholders have the opportunity to realize a 20% increase in the stock price over the stock price on the grant date of the options prior to the realization of any option gains by our executives.

Our stock options are designed to motivate our executives to achieve increases in our stock price over an extended period. Due to the limited tenure of Messrs. Royer and Cooper, and our desire that they focus on achieving our business integration and synergy goals within the stipulated time frame, stock options were not included as a component of their ongoing total direct compensation. However, as further described below under the heading “Retirement Benefits,” Mr. Royer accepted an award of options to replace the value of the retirement benefits he would otherwise have accrued under a legacy supplemental retirement plan of Domtar Inc. for the period from the closing of the Transaction on March 7, 2007, when he ceased accruing benefits under the plan, through his expected retirement date. Consistent with our aim of retaining Mr. Royer through a specified transition period to his anticipated retirement date, these options will vest on the date of the 2009 annual meeting of the Corporation’s stockholders, subject to his continuous employment through that date. Because Mr. Royer is uniquely situated to impact our stock price, this award provides the added benefit of motivating him to create value for our stockholders.

Additional information regarding the terms of our equity incentive awards is provided in the narrative accompanying the Grants of Plan-Based Awards Table that appears later in this Prospectus.

Business Integration Incentive Program

As indicated above, in addition to our standard executive compensation program, the Corporation implemented a special program designed to retain key employees through a specified transition period following the closing of the Transaction and motivate a select group of employees to achieve the integration of our legacy businesses, as well as various synergies expected to result from the Transaction. We believe that this program will benefit our stockholders by ensuring that we retain an experienced management team that is appropriately incentivized to realize the benefits of the Transaction.

Synergy PCRSUs. Synergy PCRSU awards are designed to motivate our executives to achieve full integration of our legacy businesses, reduce costs and achieve synergies expected to result from the Transaction. Synergy PCRSUs were awarded to each of our named executive officers in 2007. The Synergy PCRSUs will vest based on the attainment of a variety of business integration and synergy achievement goals over the two-year period ending at the end of the first fiscal quarter of 2009. These objectives were presented to stockholders of Domtar Inc. and Weyerhaeuser Company as part of the rationale for the Transaction. Awards vest at the 50%, 100% and 200% level for achievement of threshold, target and maximum performance goals of cost savings at a run rate of $180 million, $200 million and $250 million or more, respectively. There is no payment for performance that does not reach threshold (which equals 90% of target); thereafter, linear interpolation between threshold, target and maximum applies to determine the applicable payout percentage. We set the target number at our assessment of the level of run rate cost savings and synergies the Transaction should produce. We set threshold at 90% of target because of the strong desire to motivate performance at or near the target level. The maximum target and payout levels were set to incentivize management to exceed our target goals.

Additional information regarding the terms of these awards is provided in the narrative accompanying the Grants of Plan-Based Awards Table that appears later in this Prospectus.

Retirement Benefits

During 2007, the HR Committee engaged in a comprehensive review of Domtar’s executive retirement benefits program. Both management, working with Mercer, and the Committee’s independent compensation consultant provided input throughout the review process. The Corporation revised its retirement benefit structure to reduce Domtar’s future economic risk related to providing retirement benefits while continuing to contribute to our ability to attract and retain the highest caliber executive talent.

As further described below, certain named executive officers will continue to participate, in part or in full, in legacy programs under which they have already accrued benefits. Going forward, some current members and all new members of our Management Committee, which includes Mr. Buron, are expected to participate in the new program.

Domtar’s executive retirement program consists of the benefits described below.

Legacy Canadian Plans. Mr. Royer participates in the defined benefit option and Mr. Buron participates in the defined contribution option under the Domtar Pension Plan, a Canadian tax-qualified pension plan that covers all Canadian Domtar employees.

Mr. Royer also participates in the Supplementary Pension Plan for Senior Management Employees, a legacy plan formerly sponsored by Domtar Inc. In connection with his negotiation of his employment agreement, Mr. Royer and the Corporation agreed that Mr. Royer would cease accruing benefits under the plan as of the consummation of the Transaction. Accordingly, the benefit under the plan, together with benefits provided under the Domtar Pension Plan, will total CDN $720,000 per annum upon retirement. Mr. Royer agreed to accept an award of options in 2007 to replace the additional retirement benefit he would otherwise have accrued during the period March 7, 2007 through his anticipated retirement date under the plan. This arrangement was entered into to establish an upper limit on the annual pension benefit to which Mr. Royer would be entitled, while providing an important tool to further align Mr. Royer’s interests with those of our stockholders.

Mr. Buron participates in the Supplementary Pension Plan for Designated Managers of Domtar Inc., a legacy plan formerly sponsored by Domtar Inc., with respect to his service prior to joining the Management Committee of Domtar Inc. in 2004. Upon his appointment as a member of the Management Committee, Mr. Buron became a participant in the Supplementary Pension Plan for Senior Management Employees. As more fully described in the narrative accompanying the Pension Benefits Table that appears later in this Prospectus, benefits under our new supplemental defined benefit retirement plan are expected to replace Mr. Buron’s accrued benefit under this plan.

Legacy U.S. Plans. Messrs. Barker and Brear participate in the Domtar U.S. Salaried Pension Plan, a tax-qualified defined benefit cash balance plan that covers all U.S. Domtar employees hired on or before December 31, 2007, when the plan was frozen as to new participants, and the Domtar U.S. Salaried 401(k) plan, a tax-qualified defined contribution plan available to all U.S. employees of Domtar following 3 months of service.

Messrs. Barker and Brear are also entitled to benefits under a legacy supplemental pension arrangement that was assumed by Domtar Inc. from a predecessor employer.

New Supplemental Executive Retirement Plans (SERPs) for Canadian and U.S. Executives. In 2007 the Corporation implemented two supplemental pension benefit plans for designated executives. Due to participation in legacy supplemental pension arrangements noted above, Messrs. Barker and Brear do not participate in the new SERP plans. As noted above, Mr. Buron is expected to participate in our new defined benefit SERP retroactive to the date that he became a member of the Management Committee of Domtar Inc.

Our new SERP plans were designed to:

•

reduce the Corporation’s cost and potential risk under the current defined benefit SERP for Management Committee executives while continuing to provide a market competitive benefit that will aid in attraction and retention of key executives, including our named executive officers;

•	provide consistency between employer-paid retirement benefits for executives in Canada and the U.S., to the degree possible given different tax rules; and

•	provide an appropriate integration of retirement benefits over the career progression of an individual (from non-executive to Management Committee member).

The DC SERP for Designated Executives of Domtar is a non-qualified notional defined contribution plan provided to designated executives of the Corporation. The DB SERP for Management Committee Members of Domtar is provided only to members of our Management Committee (other than Messrs. Royer, Cooper, Barker and Brear). Additional information regarding the terms of, and the benefits provided under, each of these plans is provided in the narrative accompanying the Pension Benefits Table that appears later in this Prospectus.

In addition to pension benefits, Domtar offers Canadian retirees employer paid life insurance, medical and dental coverage. Dental coverage terminates at age 65. U.S. retirees may participate in a medical plan paid entirely by the retiree. Our named executive officers are entitled to participate in these programs.

Mr. Cooper is a retiree of Weyerhaeuser Company and therefore does not participate in any of Domtar’s retirement plans or programs.

Health and Welfare Benefits

Domtar offers medical, dental, life, accidental death and dismemberment and long-term disability insurance coverage to all salaried employees through a flexible benefits program.

Under the flexible benefits program, employees elect the level of coverage to suit their needs from a range of choices. Each benefit has an allocated cost and employer credits are provided to employees to cover some portion of these costs. Employees pay the difference between the allocated cost and the employer credit through payroll deduction. Any excess credits provided to Canadian employees must be allocated to the employee’s health care spending account. Executives located in Canada are provided with a higher level of employer credits. Furthermore, executives located in Canada may elect a level of medical and dental coverage with extended benefits. Messrs. Royer and Buron have elected the medical and dental coverage with extended benefits. In addition, Domtar provides a salary continuation benefit for short-term disabilities that applies equally to all employees.

Messrs. Barker and Brear participate in executive life, personal accident and group travel accident insurance programs provided by the Corporation to its senior U.S. executives. Executive life insurance is based upon a multiple of earnings dependent upon age.

In accordance with the requirements of the Transaction Agreement, Mr. Cooper participated in benefit programs that were substantially comparable in the aggregate to those provided to him by Weyerhaeuser Company prior to the Transaction. These programs did not provide for executive health and welfare benefits.

Executive Perquisites

The Corporation currently provides a limited number of perquisites to its named executive officers and select other executives. These include financial planning services, which are provided at low cost to assist senior executives with the added complexities associated with our multi-jurisdictional presence, and annual physical examinations. In March 2007, the HR Committee determined to phase out the remaining perquisites provided as follows:

•	Payment of car benefits at the end of the current lease; and

•	Payment for club memberships at the end of the current term.

Pursuant to his employment agreement, which is further described later in this Prospectus under the heading “Employment Agreements and Potential Payments upon Termination or a Change in Control”, our Chief Executive Officer is entitled to personal use of corporate aircraft for up to 24 hours per year. Mr. Royer is not entitled to any tax reimbursement payments with respect to his personal use of corporate aircraft, and must reimburse the Corporation in an amount equal to a first class commercial fare for any passengers traveling with him for reasons other than business.

Related Policies and Considerations

Employment Agreements and Termination and Change in Control Protections

We entered into employment agreements with Messrs. Royer and Cooper in 2007 to memorialize the special compensation programs that were developed to address their unique circumstances (described above under the heading “Components of Executive Compensation — Mix of Direct Compensation Elements — Direct Compensation Mix for Chief Executive Officer and Chief Operating Officer”) and, in the case of Mr. Royer, to provide certainty under Canadian law that the Corporation will have no statutory post-termination severance obligations.

We have adopted a severance policy for members of our Management Committee other than Messrs. Royer and Cooper to provide some assurance that our executives will not be treated unfairly. Under the policy, Messrs. Buron, Barker and Brear would be entitled to 24 months’ salary payable in a lump sum upon a termination of employment by the Corporation for reasons other than cause. The executives would also be entitled to continued health benefits for the severance period, reimbursement for 6 months for the lease of a vehicle comparable to that provided by the Corporation prior to termination and outplacement services. Severance was set at a level that is consistent with competitive Canadian practice and was extended to Management Committee members in the U.S. to ensure internal pay equity. Management is not entitled to any tax gross-ups or increased severance in connection with a change in control.

Our Omnibus Incentive Plan provides limited change in control protections. Generally, except in the case of RSUs granted to retirement-eligible employees, awards do not vest on a change in control, absent either a board determination to accelerate vesting, termination of employment within a short period before or after the change in control, or an inability to continue the awards following the transaction. For tax reasons, RSUs for retirement-eligible employees vest under limited change in control events that result in cash payments to our stockholders. See the section entitled “Employment Agreements and Potential Payments Upon Termination or a Change in Control” that appears later in this Prospectus for a description of the change in control provisions of our Omnibus Incentive Plan.

The benefits provided under these arrangements are described and quantified under the heading “Employment Agreements and Potential Payments upon Termination or a Change in Control” later in this Prospectus.

Tax and Accounting Implications

Under Section 162(m) of the Internal Revenue Code, certain executive compensation in excess of $1 million paid to a public Corporation’s chief executive officer and the three other most highly-paid executive officers is not deductible for federal income tax purposes unless the executive compensation is awarded under a performance-based plan approved by stockholders. The Committee intends, to the extent consistent with our compensation objectives, to preserve deductibility under the Internal Revenue Code of compensation paid to our executive officers while maintaining compensation programs that attract and retain key executives.

Pursuant to this Prospectus, we are submitting our Annual Incentive Plan and Omnibus Incentive Plan for shareholder approval for purposes of Section 162(m). If our stockholders approve these plans, the cash bonuses paid under the Annual Incentive Plan and stock options, PCRSUs and Synergy PCRSUs awarded under the Omnibus Incentive Plan should be deductible for us. Tenure-based RSUs do not qualify for the performance-based exception to Section 162(m). The payment provisions of RSUs awarded to Messrs. Royer and Cooper, however, were structured to be deductible under Section 162(m). The aggregate value of base salary, RSUs and other compensation not exempt from Section 162(m) provided to each of our other named executive officers is not expected to exceed $1 million other than in the event of exceptional stock performance.

The compensation that we pay to the named executive officers is expensed in our financial statements as required by U.S. generally accepted accounting principles. As one of many factors, the HR Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, compensation. We account for stock-based compensation under our Omnibus Incentive Plan and all predecessor plans in accordance with the requirements of Financial Accounting Standard (FAS) 123(R).

Timing of Equity Grants

Because the Transaction dramatically changed the Corporation’s business, assets and financial position, on the advice of counsel the Corporation determined not to grant any equity awards until after the dissemination of financial information reflecting the combined business after consummation of the Transaction for its first quarter. Following the filing of this information with the Securities and Exchange Commission on Form 10-Q, specific equity awards were granted to the named executive officers at the first opportunity in June 2007. Other than with respect to this initial grant of awards, the Corporation does not coordinate the timing of equity awards around the release of material non-public information.

Clawback for Financial Reporting Misconduct

Any participant in our Omnibus Incentive Plan who knowingly or grossly negligently engages in financial reporting misconduct must disgorge to the Corporation all awards and gains from the exercise of options or stock appreciation rights in the twelve months prior to the date the misleading financial statements were issued, as well as any awards that vested based on the misleading financial statements.

Compensation of Directors

Director Compensation

Director Compensation Objectives

The objectives of the Nominating Committee and the HR Committee in setting director compensation are to:

•	attract highly qualified candidates to serve on the Corporation’s board by remaining competitive with compensation paid to outside directors of comparable companies;

•	align the interests of directors with the interests of shareholders by fostering a long-term commitment to company stock ownership; and

•	establish total compensation on a simple, easy to understand flat fee basis with appropriate differentiation between levels of responsibility (such as serving as a committee chair).

Process for Establishing Director Compensation

The HR Committee of the Board of Directors is responsible for reviewing and approving the compensation of our non-employee directors, upon the recommendation of the Nominating Committee of the Board. The HR Committee engaged an outside independent consultant, Hugessen Consulting Inc., to provide advice with respect to our directors’ compensation. Management was not involved in the process of setting director compensation.

Directors who are Domtar Corporation employees do not receive compensation for their services as directors.

In determining total compensation levels for its directors for 2007, the Corporation considered compensation of directors at industrial companies of comparable size in the U.S. and Canada.

All components of director compensation (annual retainers, meeting fees, committee chair fees, equity award value and other benefits) are reviewed in the aggregate when determining total compensation levels. The Corporation targets total director compensation at the market median for our blended U.S. and Canadian comparator groups.

Components of Director Compensation

Our non-employee directors receive an annual cash retainer fee of $70,000 and annual equity-based compensation equal to $70,000. In the case of the Chairman, the annual cash retainer fee is $120,000 and the annual equity-based compensation is equal to $120,000. Members of the Audit Committee are paid an additional cash retainer of $10,000. The Chairs of the Audit and Human Resources Committees receive additional cash retainers of $30,000 and $20,000, respectively. Each other Committee Chair receives an additional cash retainer of $10,000. The Chairman is not eligible for any of the Committee retainers described above. There will generally be no board or committee meeting fees, however if more than 10 board meetings are held in a calendar year, directors will be paid board meeting fees of $1,500 per additional meeting attended. In addition, each non-executive director traveling over three or more time zones from his or her residence in connection with his or her duties as a board member is entitled to an annual travel fee of $10,000 to compensate him or her for substantial additional travel time.

The equity portion of the directors’ fees is paid in deferred share units granted under the Corporation’s Omnibus Incentive Plan. A non-employee director may also elect to defer receipt of the cash portion of his or her annual retainer fee into deferred share units, subject to compliance with applicable tax requirements and rules established by the HR Committee. Deferred share units are paid quarterly in arrears, with the number of deferred share units to be paid to be determined by dividing the dollar amount of the portion of that quarter’s retainer fees to be paid in deferred share units by the closing market price of a share of Domtar common stock on the last day of the quarter. Dividends on Domtar’s common stock are notionally invested in additional deferred share units based on the closing share price on the dividend payment date. Deferred share units are generally settled in cash or shares of our common stock, as determined by the director, upon termination of his or her Board service as an eligible Director (or, if payment is required to be delayed past the date of termination pursuant to Section 409A of the Internal Revenue Code, the deferred share units will be settled on the first business day following the six-month anniversary of termination of the director’s service or as soon as practicable thereafter, but no later than December 31 of the year in which the six-month anniversary of termination occurs). In the event of a change in control (as defined in the Corporation’s Omnibus Incentive Plan) in which replacement awards are not available, each deferred share unit is settled in cash for an amount equal to the change in control price plus interest from the change in control date to the payment date.

Predecessor Compensation

As required by the Transaction Agreement, upon consummation of the Transaction, deferred share units of Domtar Inc. held by Domtar Inc. directors who became directors of Domtar Corporation were converted into deferred share units of Domtar Corporation on a one to one basis, so that the economic value of the awards after the Transaction was equal to the economic value of the awards prior to the Transaction. Each of these directors was also granted deferred share units of Domtar Corporation in respect of services performed as a director of Domtar Inc. prior to the closing of the Transaction on March 7, 2007 pursuant to the Domtar Inc. Deferred Share Unit Plan for Outside Directors. While these awards are reflected in the Director Compensation Table below, they were not taken in to account in setting compensation for our directors because they were awarded for services rendered to a predecessor business in prior years.

Director Share Ownership Requirements

In order to align the long-term financial interest of our directors with those of our shareholders, directors are required to own a significant equity stake in the Corporation having a value of at least $350,000 (equivalent to 5 times the annual cash retainer), valued at the greater of cost or market value. Directors must meet this requirement within five years of becoming a director. All shares owned outright, as well as all deferred share units, are taken into consideration in determining compliance with these ownership guidelines.

Director Compensation Table

(a) Name	(b)	(c)		(g)	(h)
	Fees Earned or Paid in Cash (1) ($)	Stock Awards(2) ($)		All other compensation ($)	Total ($)
Harold H. MacKay	120,000	99,478		—	219,478
Jack C. Bingleman	80,000	30,804	(3)	—	110,804
Louis P. Gignac	80,000	26,953	(3)	—	106,953
Brian M. Levitt	90,000	(37,327	)(3)	—	52,673
W. Henson Moore	90,000	63,819		—	153,819
Michael R. Onustock	80,000	61,544		—	141,544
Robert J. Steacy	100,000	38,311	(3)	—	138,311
William C. Stivers	90,000	64,435		—	154,435
Pamela B. Strobel	70,000	58,029		—	128,029
Richard Tan	80,000	61,543		—	141,543
Denis Turcotte	70,000	58,029		—	128,029

(1)	The amounts in this column reflect director compensation earned or paid in cash, including amounts voluntarily deferred under the director compensation program into deferred share units pursuant to the Omnibus Incentive Plan. Of the amounts of compensation earned, certain directors have elected to defer fees into deferred share units pursuant to the Omnibus Incentive Plan and were credited with the deferred share units as follows:

Name	Fees Deferred ($)	Deferred Share Units Credited (#)
Michael R. Onustock	41,250	5,192
Denis Turcotte	35,000	4,410

(2)	The amounts in this column represent compensation expense recognized in the Corporation’s financial statements in fiscal 2007 with respect to (i) the fair value of director compensation earned and paid automatically in the form of deferred share units under the Omnibus Incentive Plan, (ii) the mark to market expense for deferred share units granted to certain of our directors in respect of services performed as a director of Domtar Inc. prior to the closing of the Transaction on March 7, 2007 pursuant to the Domtar Inc. Deferred Share Unit Plan for Outside Directors and (iii) the mark to market expense for deferred share units awarded by Domtar Inc. for services performed as a director of Domtar Inc. pursuant to the Domtar Inc. Deferred Share Unit Plan for Outside Directors that were converted into deferred share units of Domtar Corporation in accordance with the terms of the Transaction Agreement. Compensation expense reflected in the table was computed in accordance with FAS 123(R), excluding the expense for voluntary deferrals into deferred share units reflected in footnote 1, above. The fair value of the awards was determined using the valuation methodology and assumptions set forth in note 4 of the consolidated financial statements included in this Prospectus. The amounts in the table reflect Domtar’s accounting expense in fiscal 2007 for the deferred share units and do not reflect the value, if any, that ultimately may be realized by the directors. As described above, the number of deferred share units to be paid under the Omnibus Incentive Plan is determined by dividing the dollar amount of the portion of that quarter’s retainer fees to be paid in deferred share units by the closing market price of a share of Domtar common stock on the last day of the quarter.

(3)	Includes reversal of FAS 123(R) expense that resulted from the decline in value of shares of Domtar Corporation common stock underlying deferred share units granted in respect of service to Domtar Inc. The figures in the column reflect the following amounts:

Name	Domtar Inc. Stock Awards (Reversal of FAS 123(R) Expense) ($)	Domtar Corporation Stock Awards ($)	Total ($)
Jack C. Bingleman	(30,116)	60,920	30,804
Louis P. Gignac	(33,967)	60,920	26,953
Brian M. Levitt	(101,146)	63,819	(37,327)
Robert J. Steacy	(28,400)	66,711	38,311

The following tables set forth, by grant date, the number of deferred share units credited to each director and the grant date fair value of each award with respect to (i) service as a director of Domtar Inc. and (ii) service as a director of Domtar Corporation. The table entitled Compensation Awarded for Service as a Director of Domtar Corporation also includes the actual cash compensation earned and paid in 2007 for services as a director of Domtar Corporation and the total number of deferred share units held by each director at fiscal year end (including deferred share units awarded in respect of services to Domtar Inc.).

Deferred Share Units Awarded for Service as a Director of Domtar Inc. Prior to the Transaction (1)

	Domtar Inc. Legacy Awards March 7, 2007 (2)		Domtar Inc. Service Awards April 27, 2007 (3)
Name	Units (#)	Transaction Date Fair Value ($)	Units (#)	Grant Date Fair Value ($)
Jack C. Bingleman	22,528	199,823	2,994	29,910
Louis P. Gignac	27,019	239,659	1,767	17,662
Brian M. Levitt	84,218	747,005	1,500	14,985
Robert J. Steacy	20,808	184,567	3,259	32,557

(1)	For Domtar Corporation directors who were previously directors of Domtar Inc.

(2)	Consists of deferred share units of Domtar Inc. that were converted into deferred share units of Domtar Corporation in accordance with the requirements of the Transaction Agreement, as described above under the heading “Predecessor Compensation”.

(3)	Consists of deferred share units of Domtar Corporation awarded to directors of Domtar Inc. in respect of services provided to Domtar Inc. during the pre-Transaction period January 1 through March 6, 2007, pursuant to the Domtar Inc. Deferred Share Unit Plan for Outside Directors, as described above under the heading “Predecessor Compensation.”

Compensation Awarded for Service as a Director of Domtar Corporation

			June 29, 2007		September 28, 2007		December 31, 2007
Name	Fees Earned and Paid in Cash ($)		Units (2) (#)	Grant Date Fair Value ($)	Units (2) (#)	Grant Date Fair Value ($)	Units (2) (#)	Grant Date Fair Value ($)	Total Compensation ($)	Aggregate Share Awards at Fiscal Year End (#)
Harold H. MacKay	120,000		5,376	59,996	3,658	29,996	3,902	30,006	239,998	12,936
Jack C. Bingleman	80,000		3,360	37,498	2,286	18,745	2,276	17,502	153,745	33,444	(3)
Louis P. Gignac	80,000		3,360	37,498	2,286	18,745	2,276	17,502	153,745	36,708	(3)
Brian M. Levitt	90,000		3,584	39,997	2,439	20,000	2,276	17,502	167,499	94,017	(3)
W. Henson Moore	90,000		3,584	39,997	2,439	20,000	2,276	17,502	167,499	8,299
Michael R. Onustock	38,750	(1)	3,136	34,998	5,182	42,492	4,877	37,504	153,744	13,195
Robert J. Steacy	100,000		3,808	42,497	2,591	21,246	2,276	17,502	181,245	32,742	(3)
William C. Stivers	90,000		3,360	37,498	2,743	22,493	2,276	17,502	167,493	8,379
Pamela B. Strobel	70,000		3,136	34,998	2,134	17,499	2,276	17,502	139,999	7,546
Richard Tan	80,000		3,136	34,998	2,591	21,246	2,276	17,502	153,746	8,003
Denis Turcotte	35,000	(1)	3,136	34,998	4,268	34,998	4,552	35,005	140,001	11,956

(1)	Fees of $41,250 and $35,000 earned by Messrs. Onustock and Turcotte were voluntarily deferred under the director compensation program into deferred share units, which are included in the columns reflecting awards granted on September 28 and December 31, 2007.

(2)	For the periods March 7 through March 31, 2007, April 1 through June 30, 2007 and July 1 through September 30, 2007 Committee chair retainer and travel fees were paid 50% in cash and 50% in deferred share units, and for the period October 1 through December 31, 2007, these fees were paid 100% in cash. Going forward, these fees will be paid in cash absent a voluntary election to defer the fees into deferred share units.

(3)	Includes deferred share units of Domtar Inc. that were converted into deferred share units of Domtar Corporation in accordance with the requirements of the Transaction Agreement, as described above under the heading “Predecessor Compensation,” and deferred share units of Domtar Corporation awarded to directors of Domtar Inc. in respect of services provided to Domtar Inc. during the pre-Transaction period January 1 through March 6, 2007, pursuant to the Domtar Inc. Deferred Share Unit Plan for Outside Directors.

Compensation of Executive Officers

Summary Compensation Table and Narrative Disclosure

The narrative, table and footnotes below describe the total compensation for 2007 paid or awarded to or earned by our named executive officers, Raymond Royer (Domtar’s principal executive officer), Daniel Buron (Domtar’s principal financial officer), and the next three most highly compensated individuals who were serving as executive officers of Domtar on December 30, 2007, the last day of the fiscal year, for services to the Corporation. The components of the total compensation reported in the Summary Compensation Table are described below.

Summary Compensation Table (1)

Name and Principal Position	Salary (3) ($)	Bonus ($)		Stock Awards (4) ($)	Option Awards (5) ($)	Non-Equity Incentive Plan Compensation (6) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (7) ($)		All Other Compensation (8) ($)		Total ($)
Raymond Royer (2) President and Chief Executive Officer	860,111			2,379,091	584,223	620,570	—		63,047	(9)	4,507,042
Marvin Cooper Chief Operating Officer	515,308	59,492	(10)	1,249,281	—	322,222	—		8,108		2,154,411
Daniel Buron (2) Chief Financial Officer	312,768			484,962	89,971	150,441	11,170	(9)	48,910	(9)	1,098,222
Steven Barker Senior Vice-President, Marketing	285,092			444,596	112,675	123,417	123,551		23,829		1,113,160
Roger Brear Senior Vice-President, Southern Region Mills	293,940			426,322	127,264	127,247	32,651		27,164		1,034,588

(1)	Because all of our executive officers were employed by either Domtar Inc. or Weyerhaeuser Company prior to the consummation of the Transaction on March 7, 2007, the table reflects only compensation earned after March 7, 2007, unless specifically noted otherwise.

(2)	Amounts for salary, bonus and certain stock awards were denominated in Canadian dollars and, for purposes of this table, converted to U.S. dollars at the spot exchange rate on the date paid or, with respect to stock awards, the date granted.

(3)	This column represents the base salary earned for the period March 7 through December 31, 2007, including any amounts invested by the named executives in Domtar’s defined contribution plans.

(4)	This column represents compensation expense recognized in the Corporation’s financial statements in fiscal 2007 with respect to the fair value of PCRSUs and Synergy PCRSUs granted in fiscal 2007, as well as unvested restricted stock and deferred share units that were awarded by Domtar Inc. prior to 2007 and converted into awards of Domtar Corporation upon the closing of the Transaction, computed in accordance with Financial Accounting Standard (FAS) 123(R), but modified to exclude any forfeiture assumptions related to service-based vesting conditions. Except as noted in the preceding sentence, the fair value of the awards was determined using the valuation methodology and assumptions set forth in footnote 4 to the Corporation’s financial statements for the fiscal year ended December 30, 2007 included in this Prospectus. The amounts in the table reflect Domtar’s accounting expense for the stock awards for fiscal 2007, but modified to exclude any forfeiture assumptions related to service-based vesting conditions, and do not reflect the value actually realized by the named executives.

(5)	This column represents compensation expense recognized in the Corporation’s financial statements in fiscal 2007 with respect to the fair value of options granted in fiscal 2007 and options that were awarded by Domtar Inc. prior to 2007 and converted into awards of Domtar Corporation upon the closing of the Transaction, computed in accordance with FAS 123(R) but modified to exclude any forfeiture assumptions related to service-based vesting conditions. Options are the right to purchase shares of Domtar common stock at a specified price, over a specified term (usually seven or ten years) following the grant date. Except as noted in the preceding sentence, the fair value of the awards was determined using the valuation methodology and assumptions set forth in footnote 4 to the Corporation’s financial statements for the fiscal year ended December 30, 2007 included in this Prospectus, which are incorporated by reference herein. The amounts in the table reflect Domtar’s accounting expense in fiscal 2007 for the options, but modified to exclude any forfeiture assumptions related to service-based vesting conditions, and do not reflect the value, if any, that ultimately may be realized by the named executive officers.

(6)	This column represents the actual cash bonuses earned by the named executives for the period March 7 through December 31, 2007 under Domtar’s Annual Incentive Plan based on the target level achieved. See “Performance-Based Annual Cash Bonuses” in the CD&A, included in this Prospectus, for a discussion of the target performance levels.

(7)	This column represents the actuarial increase during 2007 in the pension value for the plans in which each named executive participates. Domtar does not pay above market rates or preferential rates under its non-qualified deferred compensation plans. Because his aggregate annual pension benefit under the Domtar Pension Plan and the Supplementary Pension Plan for Senior Management Employees of Domtar Inc. is capped at CDN $720,000 per annum (the value of his aggregate pension benefit as of the closing of the Transactions), Mr. Royer experienced a negative change in pension value that is not reflected in the table. This negative change resulted from his continued employment for the period March 7, 2007 through December 31, 2007, which reduced the actuarial period during which pension benefits are expected to be paid. See “Pension Benefits,” below.

(8)	Amounts shown in the “All Other Compensation” column include the following:

Name	Company Contributions to Defined Contribution Plans (a) ($)	Personal Use of Corporate Automobile (b) ($)		Personal Use of Corporate Aircraft (c) ($)	Company Paid Insurance Premiums (d) ($)		Financial Counseling ($)		Club Memberships ($)		Total ($)
Raymond Royer	—	30,843	(e)	13,686	4,481	(e)	3,429	(e)	10,608	(e)	63,047
Marvin Cooper	—	—		—	1,740		6,368		—		8,108
Daniel Buron (e)	34,209	13,267		—	1,434		—		—		48,910
Steven Barker	13,677	190		—	3,737		—		6,225		23,829
Roger Brear	9,891	12,074		—	4,699		500		—		27,164

(a)	Company contributions were made to the Domtar U.S. Salaried 401(k) plan for Messrs. Barker ($13,677) and Brear ($9,891), and to the DC SERP for Designated Executives of Domtar for Mr. Buron ($34,209).

(b)	Represents the costs of providing an automobile for the named executive officer’s personal use, plus related maintenance and use costs paid by Domtar. Generally, Domtar leases an automobile for use by the executive, and the cost reported in the table includes Domtar’s lease expense for the period March 7 through December 31, 2007.

(c)	Represents the incremental cost to Domtar for personal use of corporate aircraft by Mr. Royer. Pursuant to his employment agreement, Mr. Royer is entitled to personal use of corporate aircraft for up to 24 hours per year. Mr. Royer is not entitled to any tax-reimbursement payments in connection with his personal use of corporate aircraft. Incremental cost is computed based on the hourly fees charged by the management company that operates the plane for Domtar for the number of hours of Mr. Royer’s personal usage. Passengers who are traveling on the corporate aircraft for reasons other than business are required to reimburse the Corporation at a first class travel rate of fare. Converted to U.S. dollars at the spot exchange rate on the date of use.

(d)	Represents the cost of company-paid health, welfare, disability, life, and accidental death and dismemberment insurance for the named executive officer.

(e)	For purposes of this table, converted to U.S. dollars at the average prevailing spot exchange rate over the service period March 7 through December 31, 2007.

(9)	Converted to U.S. dollars at the spot exchange rate(s) indicated in the table in footnote 8.

(10)	Represents bonus paid for the pre-Transaction period January 1 through March 6, 2007 so that total annual cash bonus compensation for Mr. Cooper would be determined on the same basis as total annual cash bonus compensation for the Corporation’s other named executive officers, all of whom are former employees of Domtar Inc. and who received a bonus for services to Domtar Inc. during the pre-Transaction period. Mr. Cooper did not receive a bonus from Weyerhaeuser Company in respect of services to Weyerhaeuser Company during the pre-Transaction period.

Consistent with SEC disclosure requirements, we have reported in the Summary Compensation Table the compensation expense recognized in the Corporation’s financial statements for equity awards granted in 2007 under our compensation programs, as well as for equity awards granted by Domtar Inc. for prior years and converted into Domtar Corporation awards pursuant to the Transaction Agreement, but modified to exclude any forfeiture assumptions related to service-based vesting conditions. To provide additional information with respect to intended annual compensation for our named executive officers, we have provided the following supplemental table, which summarizes total compensation actually paid or awarded under our current compensation programs with respect to services performed for Domtar Corporation for the period March 7 through December 31, 2007. Accordingly, this supplemental table excludes changes in pension values, earnings on non-qualified deferred compensation and converted predecessor equity awards and reports the value of equity awards granted in 2007 on a grant date fair value basis, as this is the basis on which the HR Committee determines equity award allocations.

Total Compensation Paid or Awarded under 2007 Compensation Programs of Domtar Corporation

Name	Annual Cash Compensation ($)		Grant Date Fair Value of Long-Term Equity Incentives							All Other Compensation (2) ($)	Total (7) ($)
	Salary (3) ($)	Annual Incentive Plan Bonus (1) (3) ($)	Options ($)		PCRSUs ($)	Time-vested RSUs ($)		Synergy PCRSUs ($)
Raymond Royer (4)	860,111	620,570	1,089,216	(5)	—	2,917,488	(6)	2,917,488	(6)	64,826	8,469,699
Marvin Cooper	515,308	322,222	—		—	1,624,728	(6)	1,624,728	(6)	8,108	4,095,094
Daniel Buron (4)	312,768	150,441	108,864		259,616	117,040		467,096		49,915	1,465,740
Steven Barker	285,092	123,417	55,872		133,000	59,584		435,176		23,829	1,115,970
Roger Brear	293,940	127,247	57,600		137,256	61,712		449,008		27,164	1,153,927

(1)	Performance criteria for 2007 are discussed under the heading “Components of Executive Compensation — Performance Based Annual Cash Bonuses”, in the CD&A, included in this Prospectus.

(2)	Figures are reported on the same basis as those reported in the “All Other Compensation” column included in the Summary Compensation Table, above.

(3)	Includes compensation earned after March 6, 2007.

(4)	Amounts for salary, bonus and certain stock awards were denominated in Canadian dollars and converted to U.S. dollars at the spot exchange rate on the date paid or, with respect to stock awards, the date granted.

(5)	Includes options granted to replace the value of retirement benefits Mr. Royer would otherwise have accrued under a legacy supplemental retirement plan of Domtar Inc. for the period commencing on March 7, 2007, when he ceased accruing benefits under the plan, through his expected retirement date. See “Components of Executive Compensation — Direct Compensation Mix for Chief Executive Officer and Chief Operating Officer”, in the CD&A included in this Prospectus.

(6)	2007 equity grants to Messrs. Royer and Cooper are intended to cover target equity value for 2007 and 2008 because they are expected to retire no later than the Corporation’s 2009 stockholders meeting. The Corporation does not expect to grant additional equity to Messrs. Royer and Cooper in 2008. See “Components of Executive Compensation — Mix of Direct Compensation Elements — Direct Compensation Mix for Chief Executive Officer and Chief Operating Officer”, in the CD&A included in this Prospectus.

(7)	Excludes actuarial increases in pension value during fiscal year 2007 reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column included in the Summary Compensation Table, above.

Grants of Plan-Based Awards Table

During 2007, the named executive officers received the following types of plan-based awards:

Annual Incentive Plan — Domtar’s Annual Incentive Plan (“AIP”) is an incentive plan based on achieving pre-established annual financial targets. Awards under the AIP are paid in cash. Within 90 days after a performance period begins, but in no event no later than the date on which 25% of the performance period has lapsed, the HR Committee must establish the performance objectives that must be satisfied for a bonus to be payable under the plan. Performance goals may be based on a variety of metrics set forth in the plan. The Committee may determine that special one-time or extraordinary items, as determined in accordance with U.S. generally accepted accounting principles and as identified in the financial statements, notes to the financial statements or management’s discussion and analysis in the annual report, should or should not be included in the calculation of such measures.

For each plan year, a specified percentage of each bonus award is based upon each of the performance objectives selected by the HR Committee for that plan year. For each of the performance objectives that is met, a corresponding portion of the bonus award is paid. Each performance objective has an associated threshold level that must be achieved for any of the bonus award associated with such objective to be paid. The maximum bonus award that could be paid under the plan under the plan framework to a named executive officer for any plan year is $5 million. The HR Committee may, in its sole discretion, reduce or eliminate the amount otherwise payable to a participant under the Annual Incentive Plan. There is no payment under the plan for performance that does not meet the threshold level.

Omnibus Incentive Plan — The following equity awards were granted to named executive officers in 2007 under the Omnibus Incentive Plan. For a description of the Omnibus Incentive Plan, see “Item 7 — Approval of the Material Terms of the Performance Goals that May Apply to Performance-Based Awards Under the Domtar Corporation 2007 Omnibus Incentive Plan”, included in the Proxy Statement of the Corporation.

Stock Options — Non-qualified stock options were granted on June 27, 2007 under Domtar’s 2007 Omnibus Incentive Plan. The options granted to Messrs. Buron, Barker and Brear do not become exercisable until both time vesting and performance vesting criteria have been fulfilled. Under the time vesting criteria, these options vest in three equal annual installments, beginning on February 28, 2008. Under the performance vesting criteria, no portion of the option may be exercised unless and until the trading price of Domtar’s common stock has reached or exceeded 120% of the exercise price for 20 consecutive days. If the performance vesting criteria have been fulfilled, options may be exercised to the extent vested under the time vesting criteria. The options granted to Mr. Royer vest on the date of the 2009 annual shareholders meeting.

Performance Conditioned Restricted Stock Units — These awards were granted on June 27, 2007 under our Omnibus Incentive Plan. Fifty percent of the PCRSUs granted to the named executive officers vest based on the total return to stockholders and 50% vest based on the achievement of adjusted cash flow targets for the period April 1, 2007 through December 31, 2009. See the description under the heading “Components of Executive Compensation — Performance Conditioned Restricted Stock Units” in the CD&A above for additional information about these awards.

Synergy PCRSUs — These awards were granted on June 27, 2007 under our Omnibus Incentive Plan. Synergy PCRSUs vest based on the attainment of a variety of synergy achievement goals over the two year period ending at the end of the first fiscal quarter of 2009. For a discussion of the applicable targets, see the description under the heading “Components of Executive Compensation — Synergy PCRSUs”, in the CD&A included in this Prospectus.

RSUs — These awards were granted on June 27, 2007 under our Omnibus Incentive Plan. RSUs vest on December 31, 2009 (the fiscal year-end closest to the third anniversary of the closing of the Transaction), except that the RSUs granted to Messrs. Royer and Cooper vest on the date of the 2009 annual meeting of the Corporation’s stockholders.

Converted Domtar Inc. Legacy Awards — These awards were granted on March 7, 2007 in connection with the Transaction. Converted Domtar legacy awards consist of options, deferred share units and restricted stock that were converted, as required by the Transaction Agreement, into Domtar Corporation options, deferred share units and restricted stock, respectively, on a one to one basis, so that the economic value of the award after the Transaction was equal to the economic value of the award prior to the Transaction. The converted Domtar legacy awards have the same terms and conditions as the original Domtar Inc. awards except that, as required by the Transaction Agreement, Domtar Inc. options that had an exercise price greater than the trading price of the Domtar Inc. stock on the date immediately prior to the consummation of the Transaction were converted into options to purchase a lesser number of shares (with an equivalent Black-Scholes value) at an exercise price equal to the trading price on such date. Former employees of Weyerhaeuser Company were able to elect in the Transaction to convert their Weyerhaeuser Company equity awards into Domtar Corporation awards. None of our named executive officers holds converted Weyerhaeuser legacy awards.

Grants of Plan-Based Awards Table

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards (4) ($)	Closing Market Price on the Date of Grant (5) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Raymond Royer	AIP (13)	—	0	620,233	1,240,467
	Options (16)	6/27/2007								378,200	10.64	(7)	1,089,216
	Synergy PCRSUs	6/27/2007				137,100	274,200	548,400					2,917,488
	RSUs	6/27/2007							274,200				2,917,488
	Converted legacy options (8)	3/7/2007								39,187	8.52	(14)	61,338	8.87
	Converted legacy options (8)	3/7/2007								65,000	8.04	(15)	165,032	8.87
	Converted legacy options (8)	3/7/2007								24,633	8.52	(14)	70,577	8.87
	Converted legacy options (8)	3/7/2007								58,870	8.52	(14)	194,854	8.87
	Converted legacy options (8)	3/7/2007								32,437	8.52	(14)	14,747	8.87
	Converted legacy options (8)	3/7/2007								40,922	8.52	(14)	152,905	8.87
	Converted legacy options (9)	3/7/2007								56,034	8.52	(14)	57,708	8.87
	Converted legacy options (10)	3/7/2007								68,037	8.52	(14)	684,452	8.87
	Converted legacy options (11)	3/7/2007								63,597	8.52	(14)	318,621	8.87
	Converted legacy options (12)	3/7/2007								90,250	5.29	(15)	461,178	8.87
	Converted legacy deferred share units	3/7/2007							35,959				318,956
	Converted legacy restricted stock	3/7/2007							78,000				691,860

Marvin Cooper	AIP (13)	—	0	334,950	669,900
	Synergy PCRSUs	6/27/2007				76,350	152,700	305,400					1,624,728
	RSUs	6/27/2007							152,700				1,624,728

Daniel Buron	AIP (13)	—	0	150,360	300,719
	Options (6)	6/27/2007								37,800	10.64	(7)	108,864
	PCRSUs	6/27/2007				12,200	24,400	36,600					259,616
	Synergy PCRSUs					21,950	43,900	87,800					467,096
	RSUs								11,000				117,040
	Converted legacy options (8)	3/7/2007								2,052	8.52	(14)	5,879	8.87
	Converted legacy options (8)	3/7/2007								1,471	8.52	(14)	4,869	8.87
	Converted legacy options (8)	3/7/2007								6,547	8.52	(14)	24,463	8.87
	Converted legacy options (9)	3/7/2007								7,471	8.52	(14)	7,694	8.87
	Converted legacy options (10)	3/7/2007								8,164	8.52	(14)	82,130	8.87
	Converted legacy options (11)	3/7/2007								20,351	8.52	(14)	101,959	8.87
	Converted legacy options (12)	3/7/2007								29,000	5.29	(15)	148,190	8.87
	Converted legacy restricted stock	3/7/2007							56,000				496,720

Steven Barker	AIP (13)	6/27/2007	0	128,292	256,583
	Options (6)	6/27/2007								19,400	10.64	(7)	55,872
	PCRSUs	6/27/2007				6,250	12,500	18,750					133,000
	Synergy PCRSUs					20,450	40,900	81,800					435,176
	RSUs (3)	6/27/2007							5,600				59,584
	Converted legacy options (8)	3/7/2007								3,527	8.52	(14)	11,177	8.87
	Converted legacy options (8)	3/7/2007								4,709	8.52	(14)	15,586	8.87
	Converted legacy options (8)	3/7/2007								6,547	8.52	(14)	24,463	8.87
	Converted legacy options (9)	3/7/2007								7,471	8.52	(14)	7,694	8.87
	Converted legacy options (10)	3/7/2007								23,813	8.52	(14)	239,559	8.87
	Converted legacy options (11)	3/7/2007								20,351	8.52	(14)	101,959	8.87
	Converted legacy options (12)	3/7/2007								29,000	5.29	(15)	148,190	8.87
	Converted legacy restricted stock								63,000				558,810

Roger Brear	AIP (13)	—	0	132,273	264,546
	Options (6)	6/27/2007								20,000	10.64	(7)	57,600
	PCRSUs	6/27/2007				6,450	12,900	19,350					137,256
	Synergy PCRSUs					21,100	42,200	84,400					449,008
	RSUs (3)	6/27/2007							5,800				61,712
	Converted legacy options (8)	3/7/2007								10,812	8.52	(14)	4,916	8.87
	Converted legacy options (8)	3/7/2007								25,388	8.52	(14)	89,608	8.87
	Converted legacy options (8)	3/7/2007								19,097	8.52	(14)	71,356	8.87
	Converted legacy options (9)	3/7/2007								24,904	8.52	(14)	25,648	8.87
	Converted legacy options (10)	3/7/2007								30,616	8.52	(14)	307,997	8.87
	Converted legacy options (11)	3/7/2007								20,351	8.52	(14)	101,959	8.87
	Converted legacy options (12)	3/7/2007								29,000	5.29	(15)	148,190	8.87
	Converted legacy deferred share units	3/7/2007							2,599				23,053
	Converted legacy restricted stock								54,000				478,980

(1)	These columns consist of awards under the AIP for 2007, only. The “Threshold” column represents the minimum amount payable when threshold performance is met. The “Target” column represents the amount payable if the specified performance targets are reached. The “Maximum” column represents the maximum payable possible under the plan. See the “Summary Compensation Table” for actual amounts paid under the Annual Incentive Plan for 2007.

(2)	These columns contain PCRSU and Synergy PCRSU grants, only. The “Threshold” column represents the minimum number of shares payable if threshold performance is met. If performance is at or below the threshold performance, no shares are paid. The “Target” column represents the number of shares payable if 100% of the performance target is met. The “Maximum” column represents the number of shares payable if performance meets or exceeds the maximum performance target.

(3)	This column contains the RSU grants and represents the number of shares under the RSU that will vest on December 31, 2009, in the case of Messrs. Buron, Barker and Brear, and at the 2009 annual meeting of the Corporation’s stockholders, in the case of Messrs. Royer and Cooper, in each case subject to the terms described immediately prior to this table under the heading “RSUs.” This column also includes shares of restricted stock that were converted from shares of restricted Domtar Inc. stock in the Transaction that vest on the third anniversary of the original grant date and deferred share units that were converted from deferred share units of Domtar Inc. in the Transaction that are fully vested and pay out in connection with the executive’s termination of employment.

(4)	Represents the grant date fair value in accordance with FAS 123(R), but excludes any forfeiture assumptions related to service-based vesting conditions, as prescribed by SEC rules. See footnotes 4 and 5 to the Summary Compensation Table.

(5)	As required by the Transaction Agreement, Domtar Inc. options that had an exercise price greater than the trading price of the Domtar Inc. stock on the date immediately prior to the consummation of the Transaction were converted into options to purchase a lesser number of shares (with an equivalent Black-Scholes value) at an exercise price equal to the trading price on such date.

(6)	The options vest in three equal annual installments on the first three anniversaries of February 28, 2007 and do not become exercisable unless and until the closing price of the Corporation’s common stock is at least 120% of the exercise price of the option for a period of at least 20 consecutive trading days.

(7)	The exercise price of each option is equal to the closing market price of Domtar common stock on the date the option was granted.

(8)	The options are fully vested. The original Domtar Inc. stock options vested in approximately equal installments on the first four anniversaries of the grant date of the original Domtar Inc. stock options. The exercise price of the stock options was determined based on the closing price of Domtar stock on March 6, 2007, in accordance with the agreements memorializing the Transaction.

(9)	The options vest in approximately equal annual installments on the first four anniversaries of February 4, 2003 if performance conditions are satisfied, or such later anniversary date as the performance condition is satisfied.

(10)	The options vest in approximately equal annual installments on the first four anniversaries of February 3, 2004 if performance conditions are satisfied, or such later anniversary date as the performance condition is satisfied.

(11)	The options vest in approximately equal annual installments on the first four anniversaries of February 24, 2005 and become exercisable if performance conditions are satisfied.

(12)	The options vest in approximately equal installments on the first four anniversaries of February 27, 2006 and become exercisable if performance conditions are satisfied.

(13)	Prorated for the service period March 7 through December 31, 2007. For purposes of this table, target and maximum bonus estimates for Messrs. Royer and Buron were converted to U.S. dollars using the spot exchange rate on May 18, 2007, the date on which the applicable performance criteria were approved by the HR Committee.

(14)	The exercise price was determined on the basis of the conversion ratio required by the Transaction Agreement, which was based on closing market price of Domtar Inc. stock on the day immediately preceding the closing date of the Transaction, and approved by Weyerhaeuser Company, Domtar Inc.’s shareholders and appropriate Canadian regulatory authorities.

(15)	The exercise price is equal to the exercise price of the original grant of Domtar Inc. options, converted to U.S. dollars using the noon exchange rate of the Federal Reserve Bank of New York on the date of the Transaction, as required by the Transaction Agreement and approved by Weyerhaeuser Company, Domtar Inc.’s shareholders and appropriate Canadian regulatory authorities.

(16)	The options vest on the date of the 2009 annual shareholders meeting.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning outstanding equity awards for each named executive officer at the end of fiscal year 2007, which included options, restricted stock, restricted stock units, deferred share units, PCRSUs and Synergy PCRSUs.

Number of Securities Underlying Unexercised Options (#) Exercisable — This column represents options for which the service requirements have been fulfilled and performance targets have been achieved.

Number of Securities Underlying Unexercised Options (#) Unexercisable — This column represents options for which the performance targets have been achieved and that will vest if service requirements are fulfilled.

Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) — This column represents options that will vest if and to the extent service requirements and predetermined performance targets are achieved.

Number of Shares or Units of Stock That Have Not Vested (#) — This column represents restricted stock and RSUs that will vest if service requirements are fulfilled and includes TSR-based PCRSUs for which performance goals have been achieved.

Market Value of Shares Or Units of Stock That Have Not Vested ($) — This column represents the market value of restricted stock, RSUs, and TSR-based PCRSUs for which performance goals have been achieved based on the price per share of Domtar’s common stock of $7.69, the closing market price on December 31, 2007.

Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) — This column represents PCRSUs and Synergy PCRSUs that will vest if and to the extent predetermined performance targets are achieved at the “maximum” performance level in the case of TSR-based PCRSUs and at the “threshold” performance levels in the case of Synergy PCRSUs and cash flow-based PCRSUs.

Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) — This column represents the market value of the unvested and unearned PCRSUs and Synergy PCRSUs based on the price per share of Domtar’s common stock of $7.69, the closing market price on December 31, 2007. Amount represents the value that would be earned based on that stock price if the “maximum” performance level were achieved, in the case of TSR-based PCRSUs, and if the “threshold” performance level were achieved, in the case of Synergy PCRSUs and cash flow-based PCRSUs.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares Or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Raymond Royer									388,159	$2,984,943	137,100	(7)	$1,054,299
	39,187	(1)	—				$8.52	03-Mar-08
	65,000	(1)	—				$8.04	09-Mar-09
	24,633	(1)	—				$8.52	08-Mar-10
	58,870	(1)	—				$8.52	06-Feb-11
	32,437	(1)	—				$8.52	26-Jun-08
	40,922	(1)	—				$8.52	05-Feb-12
	14,009	(2)			42,025	(2)	$8.52	04-Feb-13
	17,009	(3)			51,028	(3)	$8.52	03-Feb-14
	—				63,597	(4)	$8.52	23-Feb-11
	22,563	(5)	67,687	(5)			$5.29	29-Feb-12
	—				378,200	(6)	$10.64	27-Jun-14
TOTAL	314,630		67,687		534,850				388,159	$2,984,943	137,100	(7)	$1,054,299
Marvin Cooper	—		—				$—		152,700	$1,174,263	76,350	(7)	$587,132
TOTAL									152,700	$1,174,263	76,350	(7)	$587,132
Daniel Buron									70,660	$543,375	41,775	(7)	$321,250
	2,052	(1)	—				$8.52	08-Mar-10
	1,471	(1)	—				$8.52	06-Feb-11
	6,547	(1)	—				$8.52	05-Feb-12
	1,868	(2)			5,603	(2)	$8.52	04-Feb-13
	2,041	(3)			6,123	(3)	$8.52	03-Feb-14
	—				20,351	(4)	$8.52	23-Feb-11
	7,250	(5)	21,750	(5)			$5.29	20-Feb-12
	—				37,800	(8)	$10.64	27-Jun-14
TOTAL	21,229		21,750		69,877				70,660	$543,375	41,775	(7)	$321,250
Steven Barker									70,475	$541,953	30,606	(7)	$235,362
	3,527	(1)	—				$8.52	18-Oct-10
	4,709	(1)	—				$8.52	06-Feb-11
	6,547	(1)	—				$8.52	05-Feb-12
	1,868	(2)			5,603	(2)	$8.52	04-Feb-13
	5,953	(3)			17,860	(3)	$8.52	03-Feb-14
	—				20,351	(4)	$8.52	23-Feb-11
	7,250	(5)	21,750	(5)			$5.29	26-Feb-12
	—				19,400	(8)	$10.64	27-Jun-14
TOTAL	29,854		21,750		63,214				70,475	$541,953	30,606	(7)	$235,362
Roger Brear									64,334	$494,728	31,581	(7)	$242,860
	10,812	(1)	—				$8.52	26-Jun-08
	25,388	(1)	—				$8.52	07-Aug-11
	19,097	(1)	—				$8.52	05-Feb-12
	6,226	(2)			18,678	(2)	$8.52	04-Feb-13
	7,654	(3)			22,962	(3)	$8.52	03-Feb-14
	—				20,351	(4)	$8.52	23-Feb-11
	7,250	(5)	21,750	(5)			$5.29	26-Feb-12
	—				20,000	(8)	$10.64	27-Jun-14
TOTAL	76,427		21,750		81,991				64,334	$494,728	31,581	(7)	$242,860

(1)	Options vested in approximately equal installments on the first four anniversaries of the grant date and are currently fully vested.

(2)	The options vest in approximately equal annual installments on the first four anniversaries of the grant date if performance conditions are satisfied, or such later anniversary date as the performance condition is satisfied. The options were granted on February 4, 2003. Twenty-five percent of the options vested last year based on performance.

(3)	The options vest in approximately equal annual installments on the first four anniversaries of the grant date if performance conditions are satisfied, or such later anniversary date as the performance condition is satisfied. The options were granted on February 3, 2004. Twenty-five percent of the options vested last year based on performance.

(4)	The options vest in approximately equal annual installments on the first four anniversaries of the grant date and become exercisable if performance conditions are satisfied. The options were granted on February 24, 2005. None of the performance conditions have been satisfied.

(5)	The options vest in approximately equal annual installments on the first four anniversaries of the grant date and become exercisable if performance conditions are satisfied. The options were granted on February 27, 2006. The performance conditions have been satisfied.

(6)	The options vest on the date of the 2009 annual shareholders meeting.

(7)	Includes Synergy PCRSUs and cash flow-based PCRSUs at “Threshold” performance levels and TSR-based PCRSUs at “Maximum” performance levels.

(8)	Option grant does not become exercisable until both time vesting and performance vesting criteria have been fulfilled. Under the performance vesting criteria, no portion of the option may be exercised unless and until the trading price of Domtar’s common stock has reached or exceeded 120% of the exercise price for 20 consecutive days. Under the time vesting criteria, the option vests over three years in equal annual installments. If the performance vesting criteria have been fulfilled, the option may be exercised to the extent the option has vested under the time vesting criteria as of the date of exercise.

Option Exercises and Stock Vested Table

The table below provides information on the named executive officer’s stock awards that vested from March 7, 2007 through December 31, 2007. No stock awards vested and no options were exercised by our named executive officers between March 7, 2007 and December 31, 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Raymond Royer	—	—	—	—
Marvin Cooper	—	—	—	—
Daniel Buron	—	—	—	—
Steven Barker	—	—	—	—
Roger Brear	—	—	—	—

Pension Benefits

The following narrative and tables provide information on the defined benefit retirement plans in which the named executive officers participate. The following table illustrates the actuarial present value as of December 31, 2007 of benefits accumulated by the named executive officers under Domtar’s pension plans and arrangements using the methodology required by the SEC pursuant to the Financial Accounting Standards Board (FASB) Statement 87 at the earliest unreduced retirement age under the plan.

For purposes of all of the pension plans described in this section, “pay” includes base salary and annual cash bonuses (up to the lesser of 50% of salary or 100% of target bonus for the DB SERP for Management Committee Members of Domtar).

Our named executive officers in Canada, Messrs. Royer and Buron, participate in the Domtar Pension Plan. The Domtar Pension Plan is registered with the Canadian federal and provincial authorities. It has two options: a defined benefit option and a defined contribution option. Participation in the Domtar Pension Plan is mandatory for all employees hired after January 1, 1998. Since that date, employees may only join the defined contribution option. Employees must join the plan no later than the first day of January following completion of two years of continuous service with the Corporation. Mr. Royer participates in the defined benefit option and Mr. Buron participates in the defined contribution option under the Domtar Pension Plan.

Under the defined benefit option, the Domtar Pension Plan is funded by the Corporation and by employee contributions. It provides for a normal retirement pension beginning at age 65. The annual pension payable is equal to 1.5% (1.3% for credited service before January 1, 2000) of the average of the Yearly Maximum Pensionable Earnings during the five years preceding the employee’s termination of employment, plus 2% of the employee’s best average earnings during any consecutive 60 months in the last 120 months prior to his termination of employment, in excess of the average Yearly Maximum Pensionable Earnings, multiplied by his years of credited service. The Yearly Maximum Pensionable Earnings correspond to the maximum earnings on which an employee contributes under the appropriate public pension plan (the Quebec Pension Plan for the named executive officers). The pension is payable for life and guaranteed for a minimum of five years. Other forms of payment are available on an actuarially equivalent basis. The employee may retire earlier with an unreduced pension if he is at least age 58 and has at least 15 years of service. Otherwise, the employee may retire as early as age 55 with reduced benefits. An employee retiring with at least 15 years of service would also be entitled to a bridging supplement payable until age 65 based upon the number of his years of service with the Corporation up to a maximum of 30 years. The bridging supplement would be paid in full if the employee is at least age 58 upon retirement and reduced otherwise.

Under the defined contribution option, the Domtar Pension Plan is funded by the Corporation and by employee contributions. The level of contributions varies from 1.0% to 6.5% of pay depending upon the employee’s election and upon the sum of the employee’s age and years of service. The Corporation matches employee contributions at 100%. For 2007, contributions were limited to earnings up to $100,000. Starting in 2008, total employee and employer contributions are subject to the limits of the Income Tax Act. Upon termination of employment, the employee is entitled to his account balance in a lump sum payment. Company contributions are fully vested in the employee immediately.

Messrs. Barker and Brear participate in the Domtar U.S. Salaried Pension Plan. The Domtar U.S. Salaried Pension Plan is a cash balance plan entirely funded by the Corporation. Participation in the plan was frozen at December 31, 2007. Under the Domtar U.S. Salaried Pension Plan, each year, a percentage of the employee’s pay is credited to his account, based on his age. In addition, the employee’s account is credited with the annual rate of interest on 30-year Treasury Constant Maturities published by the Federal Reserve Board. Benefits are fully vested in the employee after three years of service. Upon termination of employment, the account of the employee is converted into a pension using factors specified in the plan. The employee may instead elect a lump sum payment corresponding to the present value of the pension.

Messrs. Barker and Brear also participate in the Domtar U.S. Salaried 401(k) Plan. U.S. Salaried employees may generally enroll, if they wish, in the Domtar U.S. Salaried 401(k) Plan after three months of service. Company contributions begin after one year of service. Employees may contribute between 1% and 60% of pay on a pre-tax basis, subject to limits of the legislation. For participants as of December 31, 2007, the Corporation matches 100% of the first 3% of pay and 50% of employee contributions between 3% and 8% of pay. The member’s account is also credited with earnings, at a rate determined in accordance with the investment election made by the employee. The employee can modify his election at any time. Upon termination of employment, the employee is entitled to his account balance in a lump sum payment. Company contributions are fully vested in the employee after three years of service.

No new participant may join the Domtar U.S. Salaried Pension Plan after December 31, 2007. Starting on January 1, 2008, every new participant joins the Domtar U.S. Salaried 401(k) Plan upon being hired. The Corporation contributes an amount between 4% and 6% of pay depending on the member’s age and matches 100% of employee contributions up to 5.5% of pay. Corporation contributions are fully vested in the employee immediately.

Messrs. Barker and Brear are also entitled to benefits under a legacy supplemental pension arrangement that was assumed by Domtar Inc. from a predecessor employer. The retirement arrangement for Messrs. Barker and Brear provides for a total pension amount equal to 50% of the executive’s best average earnings, inclusive of the benefits payable from the Domtar U.S. Salaried Pension Plan and from the employer paid portion of the Domtar U.S. Salaried 401(k) plan, for a specified period. Mr. Barker’s benefit is determined by multiplying the total pension amount by a ratio reflecting his period of service with Domtar over 15 years. Normal retirement age is 65 under the agreement. Executives may retire as early as age 55 and are eligible to receive an unreduced pension at age 62. Executives who retire between ages 55 and 62 receive a pension reduced by 4% for each year retirement precedes age 62. The pension is payable as a Joint and 50% Survivor annuity. Mr. Brear is currently eligible for retirement under this agreement, and Mr. Barker will be eligible as of March 3, 2008. Benefits are fully vested in the employee after 10 years of service with Domtar.

The Corporation implemented two new supplemental pension benefit plans for designated executives. Mr. Buron is expected to participate in these supplemental programs. The DB SERP for Management Committee Members of Domtar is a defined benefit plan, while the DC SERP for Designated Executives of Domtar is a defined contribution plan, described under the heading “Nonqualified Deferred Compensation”. Benefits under the DB SERP for Management Committee Members of Domtar are granted only to members of the Management Committee and are entirely paid for by the Corporation. The annual pension payable is equal to 2% of the executive’s best average earnings for each year of credited service as a member of the Management Committee, with a maximum of 50%, less an offset based on the accumulated value of both the executive’s and the Corporation’s contributions under any other pension plan, including the 401(k) plan and the DC SERP for Designated Executives of Domtar, with respect to that service. Normal retirement age is 65 under the plan. Executives may retire as early as age 55 and are eligible for an unreduced pension at age 62 (age 60 for Mr. Buron), with a 6% reduction for each year retirement precedes age 62 (a 3% reduction for each year retirement precedes age 60 for Mr. Buron). The pension is payable for life and guaranteed for a minimum of five years. Other forms of payment are available on an actuarially equivalent basis. For a U.S. executive, the present value of the benefits will be paid in a lump sum upon retirement instead of a pension. Benefits are fully vested in the member after 2 years of membership in the plan. Under this program, benefits for a Canadian member of the Management Committee are generally funded when a member is between ages 60 and normal retirement age (currently age 65). Such funding is maintained through retirement only if the member actually retires at age 65 or above; otherwise, amounts set aside for the member revert to the Corporation. In the event of change of control, the benefits are immediately funded. Otherwise, members will receive their benefits out of the general funds of the Corporation.

Mr. Royer

The Corporation has entered into an agreement with Mr. Royer providing for a supplemental annual pension under the Supplementary Pension Plan for Senior Management Employees of Domtar Inc., which, when combined with that provided by the Domtar Pension Plan, will provide him with a total annual pension of $720,000 payable from his retirement. The pension is payable for life and guaranteed for a minimum of five years. Other forms of payment are available on an actuarially equivalent basis. Early retirement provisions are not applicable as Mr. Royer has passed his normal retirement date of age 65.

Mr. Buron

Mr. Buron is also eligible to receive benefits under the legacy Supplementary Pension Plan for Designated Managers of Domtar Inc. with respect to his service prior to becoming a member of the Management Committee of Domtar Inc. in 2004. This plan provides for the same total benefit (inclusive of his benefits under the Domtar Pension Plan) as under the defined benefit option of the Domtar Pension Plan (described above), but without taking into account any limits under income tax legislation. These benefits are not vested before age 55 and are fully vested after that age. Upon his appointment as a member of the Management Committee, Mr. Buron became a participant in the Supplementary Pension Plan for Senior Management Employees. Because benefits under the new DB SERP are intended to replace the benefit accrued by Mr. Buron under this plan, Mr. Buron is expected to participate in the new DB SERP retroactive to 2004, when he became a member of the Management Committee of Domtar Inc. The 3.92 years of credited service reflected in the table below generate an accrued benefit under the DB SERP that is approximately the same value as the benefit Mr. Buron would otherwise have accrued under the Supplementary Pension Plan for Senior Management Employees as of December 31, 2007.

Mr. Cooper

Mr. Cooper is a retiree from Weyerhaeuser Company and does not participate in the retirement programs of Domtar Corporation.

Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits (1) ($)		Payments During Last Fiscal Year ($)
Raymond Royer	Domtar Pension Plan	11.33	243,684	(3)	—
	Supplementary Pension Plan for Senior Management Employees of Domtar Inc.	21(2)	6,722,819	(3)	—

Daniel Buron	Supplementary Pension Plan for Designated Managers of Domtar Inc.	3.92(4)	88,726	(3)	—
	DB SERP for Management Committee Members of Domtar	3.67	61,096	(3)	—

Steven Barker	Domtar U.S. Salaried Pension Plan	7.5	89,523		—
	Retirement Agreement	13.83	1,690,045		—

Roger Brear	Domtar U.S. Salaried Pension Plan	8.83	143,439		—
	Retirement Agreement	28.92	2,162,672		—

(1)	The Present Value of Accumulated Benefits has been calculated on the following basis:

•	Best average earnings and credited service as of December 31, 2007 have been used.

•	Retirement is assumed to occur at age 62 (immediately for Mr. Royer, age 60 for Mr. Buron), the earliest age that qualifies for an unreduced pension.

•

Assumptions used correspond to those used for the purposes of determining the accrued benefit obligations on December 31, 2007 of the defined benefit plans for the financial statements of the Corporation (namely, a discount rate of 5.5% for Canadian executives and 5.75% for U.S. executives), except that no mortality or termination of employment before retirement was assumed.

(2)	Mr. Royer had an agreement whereby two years of credited service were recognized for each year of service with Domtar Inc. under the Supplementary Pension Plan for Senior Management Employees of Domtar Inc. As per his current agreement, service up to March 7, 2007 only is recognized under this plan.

(3)	Converted to U.S. dollars at the average prevailing spot exchange rate over the service period March 7 through December 31, 2007.

(4)	Years of credited service are retroactive to the date Mr. Buron became a member of the Management Committee of Domtar Inc., as benefits under the DB SERP for Management Committee Members of Domtar are expected to replace the benefits accrued by Mr. Buron under the Supplementary Pension Plan for Senior Management Employees of Domtar Inc. during his tenure as a member of the Management Committee of Domtar Inc. See “Pension Benefits — Mr. Buron,” above.

Nonqualified Deferred Compensation

The following narrative and table provide information on the nonqualified deferred compensation plans in which our named executive officers participate. The following table shows the 2007 account activity for each named executive officer and includes each executive’s contributions, company contributions, earnings and the aggregate balance of his total deferral account as of December 31, 2007. The aggregate balance includes the total personal contributions made (and not withdrawn) by each executive and the contributions made by the Corporation and predecessor companies over the career of each executive.

In 2007, the Corporation implemented the DC SERP for Designated Executives of Domtar, a nonqualified supplemental pension plan for certain executives. Mr. Buron participates in this plan, which consists of a non qualified notional defined contribution pension plan entirely paid for by the Corporation. Each year, the member’s account is credited with an amount equal to 11% of pay, less the employer contribution to the basic pension plan, for a Canadian executive. For a U.S. executive, the contribution formula is the same as under the 401(k) plan in effect since January 1, 2008, without taking into account any tax limit applicable to tax qualified plans, less the employer contribution to the 401(k) plan. Commencing in 2008, the member’s account will be credited with a notional market-based investment return. Company contributions are fully vested in the employee after 2 years of service in an eligible salary grade. Upon retirement or termination of employment, the accumulated account balance is paid in a lump sum to the executive. A Canadian executive who retires after age 55 would also have the option to receive his benefits over a 10-year period.

For purposes of the DC SERP for Designated Executives of Domtar, “pay” includes base salary and annual cash bonuses.

Certain of our named executive officers hold legacy deferred share units that are vested and are paid in connection with termination of their employment. Those units are also included in the table.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY (1) ($)		Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Raymond Royer (3)	—	—		(29,846)	—	276,525
Marvin D. Cooper	—	—		—	—	—
Daniel Buron	—	34,209	(2)	—	—	34,209
Steven A. Barker	—	—		—	—	—
Roger H. Brear (3)	—	—		(2,157)	—	19,986

(1)	These amounts are included in the “All Other Compensation” column of the “Summary Compensation Table.”

(2)	Converted to U.S. dollars at the average prevailing spot exchange rate over the service period March 7 through December 31, 2007.

(3)	Reflects deferred share units held by the named executive officer. Earnings reflect the change in the value of our stock between March 7, 2007 and December 31, 2007. Balance at last fiscal year end is based on our closing share price of $7.69 on December 31, 2007.

The Corporation does not consider restricted stock units deferred compensation and has not included them in the above table.

Employment Agreements and Potential Payments Upon Termination or a Change in Control

Employment Agreements. The Corporation does not have employment agreements with its named executive officers other than Messrs. Royer and Cooper. The agreements with Messrs. Royer and Cooper are effective until the 2009 annual meeting of our stockholders. The agreements provide for an annual base salary of CDN $1,100,000 and an annual bonus opportunity of 75–150% of base salary in the case of Mr. Royer and an annual base salary of U.S. $660,000 and an annual bonus opportunity of 65–130% of base salary in the case of Mr. Cooper. Annual bonuses (if any) are determined and paid pursuant to our Annual Incentive Plan described under the heading “Components of Executive Compensation — Performance-Based Annual Cash Bonuses” above. Under his agreement, Mr. Royer may use corporate aircraft for business travel when necessary, subject to quarterly review by the HR Committee and is entitled to use corporate aircraft for personal reasons for up to 24 hours per year during the employment term; provided that he must reimburse the Corporation, in an amount equal to first class commercial fare, for any passengers traveling with him for reasons other than business. Mr. Royer is not entitled to any tax reimbursement payments with respect to his personal use of corporate aircraft. The Corporation also provides a condominium in the Fort Mill, South Carolina area for Mr. Royer’s use when his presence is required for business reasons at the Domtar’s Operations Center located in Fort Mill, South Carolina.

Both agreements provide that, notwithstanding anything to the contrary contained in the equity award agreements previously entered into with each executive, (i) none of the time-vested restricted stock units previously granted to each executive will vest until (or be settled prior to) the date of the 2009 annual meeting of our stockholders (when the awards will vest in full without proration), (ii) in connection with a termination of employment due to retirement with prior approval of the Board or by the Corporation for reasons other than death, disability or cause (as such terms are defined in the applicable award agreement), in each case prior to the date of 2009 annual meeting of the Corporation’s stockholders, the PCRSUs previously granted to each executive shall be deemed vested on the vesting date provided in the applicable award agreement to the same extent as if the executive’s service had continued until such date, subject to the achievement of the applicable performance goals and (iii) RSUs shall be settled in cash or in shares of the Corporation’s common stock, as elected by the executive. In addition, Mr. Royer’s agreement provides that none of the non-statutory stock options previously granted to Mr. Royer will vest until the date of the 2009 annual meeting of the Corporation’s stockholders.

Mr. Royer’s agreement also provides that payment of his annual retirement benefit under the Supplementary Pension Plan for Senior Management Employees of Domtar Inc. of CDN $720,000 per annum (collectively with benefits provided under the Domtar Pension Plan), which ceased accruing as of March 7, 2007, will commence on the later to occur of termination of Mr. Royer’s employment and the 2009 annual meeting of our stockholders, and will otherwise be made in accordance with the terms of the plan. Upon a termination of employment by the Corporation without cause (as defined in the agreements) or retirement with the prior approval of the Board, each executive is entitled to continued payment of his base salary for the remainder of the employment term and annual incentive bonus(es) for the year(s) remaining in the employment term, calculated on the basis of actual performance criteria and payable at the same time as annual bonuses are paid to other Domtar employees. Severance benefits are subject to the execution and non-revocation of a general release of claims in favor of the Corporation. Any post-termination benefits payable under the agreements will be delayed for a period of six months if necessary to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

Severance Policy. Under Domtar’s severance policy applicable to members of its Management Committee, Messrs. Buron, Brear and Barker would be entitled to 24 months’ salary payable in a lump sum upon a termination of employment by the Corporation for reasons other than cause. The executives would also be entitled to continued health benefits for the severance period, reimbursement for 6 months for the lease of a vehicle comparable to that provided by the Corporation (if any) prior to termination and outplacement services.

Other Post-Employment Benefits. Mr. Royer is eligible for full pension benefits under the Supplementary Pension Plan for Senior Management Employees of Domtar Inc., which would become payable if his employment terminates for any reason other than his death. In the event of his death, an amount equal to 2.5 times Mr. Royer’s base salary in the year of his death is payable to his beneficiaries pursuant to the life insurance program offered under the Corporation’s flexible benefit program option available to senior Canadian executives. Mr. Cooper does not participate in any of the corporation’s pension plans as he receives full pension benefits from Weyerhaeuser Company.

Mr. Buron is fully vested in the supplemental pension benefits under the DB SERP for Management Committee Members of Domtar and under the DC SERP for Designated Executives of Domtar. Mr. Buron will receive full benefits under these plans in the event of his death or if his employment were terminated involuntarily. In the event of his death, Mr. Buron’s beneficiaries will receive a payment equal to 2.5 times his base salary in the year of his death pursuant to the life insurance program offered under the Corporation’s flexible benefit program option available to senior Canadian executives.

Messrs. Barker and Brear receive supplemental pension benefits under individual arrangements with the Corporation. Mr. Barker would receive unreduced supplemental pension benefits payable from age 62 if his employment were terminated involuntarily. Mr. Brear is currently eligible for retirement and would receive reduced early retirement pension benefits upon a termination of employment for any reason other than death. In the event of his death,  1/2 of his total pension benefits will be payable to his surviving spouse, first out of qualified plans and the remainder out of his supplemental retirement arrangement. In the event of Mr. Barker’s death, his beneficiary will receive a payment equal to 3 times his base salary in the year of his death, and in the event of Mr. Brear’s death, his beneficiary will receive a payment equal to 2 times his base salary in the year of his death, in each case pursuant to the Corporation’s executive life insurance program for senior U.S. executives.

Change in Control Protections. The Corporation does not have change in control agreements with its employees. Under our Omnibus Incentive Plan, upon a change in control, unless otherwise determined by the HR Committee, a participant’s awards will be replaced with awards of the acquiring Corporation having the same or better terms. If there is a change in control and a participant’s employment is terminated for business reasons in the three months prior to or twenty-four months after the change in control, his or her time-based awards will fully vest and performance-based awards will vest to the extent the applicable performance goals have been achieved as of the date of the change in control or the end of the fiscal quarter immediately prior to the date of termination, whichever date on which the achievement is greater.

If replacement awards are not available, unless the HR Committee determines otherwise, all time-based awards fully vest and performance-based awards vest to the extent the performance goals related to the award have been achieved as of the date of the change in control. Alternatively, the Committee may determine that vested awards will be canceled in exchange for a cash payment (or other form of change in control consideration) based on the value of the change in control payment and that unvested awards will be forfeited. The Board may also accelerate the vesting of any or all awards upon a change in control.

For the purposes of the Omnibus Incentive Plan, a “change in control” is defined as an acquisition by a third party of 50% or more of the Corporation’s common stock, a change in the composition of a majority of our Board of Directors due to a proxy contest or tender or exchange offer, or a merger, reorganization or similar transaction (including a sale of substantially all assets) where the Corporation’s historical shareholders do not control at least a majority of the surviving entity. Awards subject to Section 409A of the Internal Revenue Code will vest and be settled upon more narrowly defined change in control events, and in all other change in control events will be replaced by awards of the acquirer (or, where replacement awards are not available, a right to an equivalent cash payment).

Because Messrs. Royer and Cooper are expected to retire not later than the 2009 annual meeting of our stockholders, their award agreements do not provide for acceleration of vesting or payment upon a change in control.

Under the plans governing equity awards granted in exchange for legacy Domtar Inc. and Weyerhaeuser Company equity awards, if there is a change in control, unvested options and restricted stock generally vest.

In connection with the Transaction, the Corporation also established a Retention Plan for certain non-union, non-hourly employees. Under the Retention Plan, if any of the named executive officers had been terminated for business reasons on or prior to December 31, 2007, he would have been entitled to severance equal to 12 to 18 months of his base salary, and to accelerated vesting of all equity awards. The named executive officers no longer have the right to receive severance or other benefits under the Retention Plan.

The following table presents potential payments to each named executive officer as if the officer’s employment had been terminated and/or if a change in control had occurred as of December 31, 2007, the last business day of 2007. If applicable, amounts in the table were calculated using $7.69 the closing market price of Domtar’s common stock on December 31, 2007. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to our salaried employees generally.

Name	Severance Pay ($)	Equity With Accelerated Vesting ($)	Retirement Plan Benefits: SERP ($)	Death Benefits ($)	Continued Perquisites and Benefits (1) ($)	Total ($)
Raymond Royer
Death	—	4,217,196	—	2,783,119	9,327	7,009,643
Disability	—	4,217,196	6,722,819	—	—	10,940,015
Retirement Without Board Approval	—	599,820	6,722,819	—	—	7,322,639
Retirement with Approval of the Board	2,678,752	718,485	6,722,819	—	—	10,120,056
Involuntary Termination	2,678,752	—	6,722,819	—	18,431	9,420,002
Change-In-Control	—	762,269	—	—		762,269
Termination within Two Years after a Change-In-Control	2,678,752	3,230,109	6,722,819	—	16,424	12,648,104
Termination for Business Reasons under Retention Plan (2)	2,678,752	762,269	6,722,819	—	18,431	10,182,271

Marvin Cooper
Death	—	2,348,526	—	—	—	2,348,526
Disability	—	2,348,526	—	—	—	2,348,526
Retirement Without Board Approval	—	—	—	—	—	—
Retirement with Approval of the Board	1,497,375	400,119	—	—	—	1,897,494
Involuntary Termination	1,497,375	—	—	—	—	1,497,375
Change-In-Control	—	—	—	—	—	—
Termination within Two Years after a Change-In-Control	1,497,375	1,374,323	—	—	—	2,871,698
Termination for Business Reasons under Retention Plan (2)	1,497,375	—	—	—	—	1,497,375

Daniel Buron
Death	—	609,817	59,042	1,012,043	9,327	1,690,229
Disability	—	609,817	—	—	—	609,817
Retirement	—	430,640	—	—	—	430,640
Involuntary Termination	809,635	—	59,042	—	10,731	879,408
Change-In-Control	—	482,840	—	—	—	482,840
Termination within Two Years after a Change-In-Control	809,635	656,913	59,042	—	7,065	1,532,655
Termination for Business Reasons under Retention Plan (2)	809,635	482,840	59,042	—	10,731	1,362,248

Steven Barker
Death	—	453,710	—	1,000,000	—	1,453,710
Disability	—	453,710	—	—	—	453,710
Retirement	—	484,470	—	—	—	484,470
Involuntary Termination	698,185	—	1,690,045	—	5,993	2,394,223
Change-In-Control	—	536,670	—	—	—	536,670
Termination within Two Years after a Change-In-Control	698,185	649,696	1,690,045	—	—	3,037,926
Termination for Business Reasons under Retention Plan (2)	698,185	536,670	1,690,045	—	5,993	2,930,893

Roger Brear
Death	—	468,321	850,786	725,000	—	2,044,107
Disability	—	468,321	2,355,182	—	—	2,823,503
Retirement	—	495,048	2,355,182	—	—	2,850,230
Involuntary Termination	719,853	—	2,355,182	—	8,117	3,083,152
Change-In-Control	—	467,460	—	—	—	467,460
Termination within Two Years after a Change-In-Control	719,853	584,251	2,355,182	—	6,037	3,665,323
Termination for Business Reasons under Retention Plan (2)	719,853	467,460	2,355,182	—	8,117	3,550,612

(1)	Amount shown under “Continued Perquisites and Benefits” represents the cost of company-paid medical, dental, life, accidental death and dismemberment and long term disability insurance for all named executive officers and for Messrs. Royer, Buron and Brear, the cost of providing an automobile for the named executive officer for the six-month period following termination of employment.

(2)	Executives no longer have the right to receive any benefits under the Retention Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND OFFICERS

Based upon information available to the Corporation concerning ownership of shares of Corporation common stock as of December 31, 2007, there were four beneficial owners of more than 5% of the common stock of the Corporation:

•

Caisse de dépôt et placement du Québec, 1000, Place Jean-Paul-Riopelle, Montreal, Quebec, Canada H2Z 2B3, beneficially owns 35,334,533 shares, or 7.5%, of the Corporation’s common stock. This information is based on the entity’s report on Schedule 13G dated January 22, 2008.

•

Franklin Mutual Advisers, LLC, 101 John F. Kennedy Parkway, Short Hills, NJ 07078, beneficially owns 33,824,584 shares, or 7.2%, of the Corporation’s common stock. This information is based on the entity’s report on Schedule 13G dated January 30, 2008.

•

JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017, beneficially owns 28,183,568 shares, or 6.0% of the Corporation’s common stock. This information is based on the entity’s report on Schedule 13G dated February 1, 2008.

•

Dodge and Cox, 555 California Street, 40th Floor, San Francisco, CA 94104, beneficially owns 26,712,494 shares, or 5.7%, of the Corporation’s common stock. This information is based on the entity’s report on Schedule 13G dated February 13, 2008.

Based upon information available to the Corporation concerning ownership of exchangeable shares of Domtar (Canada) Paper Inc. as of December 31, 2007, there was only one beneficial owner of more than 5% of the exchangeable shares of Domtar (Canada) Paper Inc.

•

George Weston Limited, 22 St. Clair Avenue East, Toronto, Ontario, Canada M4T 2S7, beneficially owns 20,632,788 exchangeable shares, or 46.6%, of Domtar (Canada) Paper Inc. exchangeable shares. This information is based on shareholders of record as at December 31, 2007 and obtained from our transfer agent.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The following table sets forth the number of shares of the Corporation’s common stock beneficially owned by each of the Corporation’s directors and executive officers, and all directors and executive officers as a group (including, in each case, any exchangeable shares of Domtar (Canada) Paper Inc. beneficially owned by such directors and officers), based upon information available to the Corporation. The mailing address of each of these individuals is c/o Domtar Corporation, 395 de Maisonneuve Blvd. West, Montreal, Quebec, Canada H3A 1L6.

	Shares Beneficially Owned (1)
Name of Beneficial Owner	Number		Percent
Harold H. MacKay	33,916	(1)	*
Jack C. Bingleman	53,444	(2)	*
Marvin D. Cooper	—
Louis P. Gignac	39,508	(3)	*
Brian M. Levitt	99,816	(4)	*
W. Henson Moore	8,299	(5)	*
Michael R. Onustock	13,195	(6)	*
Robert J. Steacy	37,742	(7)	*
William C. Stivers	48,379	(8)	*
Pamela B. Strobel	12,546	(9)	*
Richard L. Tan	8,003	(10)	*
Denis A. Turcotte	26,956	(11)	*
Raymond Royer	909,364	(12)	*
Steven A. Barker	98,066	(13)	*
Roger H. Brear	150,933	(14)	*
Daniel Buron	89,876	(15)	*
Michel Dagenais	20,500	(16)	*
Ghislain Dinel	30,708	(17)	*
Michael Edwards	—
James F. Lenhoff	71,234	(18)	*
Patrick Loulou	—
Jean-François Mérette	4,200	(19)	*
Bart H. Nicholson	—
Yves L. Parent	4,645	(20)	*
Gilles Pharand	200,841	(21)	*
Richard L. Thomas	—
All Directors and Executive Officers as a group	1,983,809		*

*	Less than 1%

(1)	Includes 12,936 deferred share units of the Corporation’s stock.

(2)	Includes 33,444 deferred share units of the Corporation’s stock.

(3)	Includes 36,708 deferred share units of the Corporation’s stock.

(4)	Includes 94,016 deferred share units of the Corporation’s stock.

(5)	Includes 8,299 deferred share units of the Corporation’s stock.

(6)	Includes 13,195 deferred share units of the Corporation’s stock.

(7)	Includes 32,742 deferred share units of the Corporation’s stock.

(8)	Includes 8,379 deferred share units of the Corporation’s stock.

(9)	Includes 7,546 deferred share units of the Corporation’s stock.

(10)	Includes 8,003 deferred share units of the Corporation’s stock.

(11)	Includes 11,956 deferred share units of the Corporation’s stock.

(12)	Includes 52,000 shares of restricted stock, 35,959 deferred share units of the Corporation’s stock and 315,015 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(13)	Includes 33,000 shares of restricted stock and 43,057 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(14)	Includes 24,000 shares of restricted stock, 2,599 deferred share units of the Corporation’s stock and 91,331 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(15)	Includes 26,000 shares of restricted stock and 30,520 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(16)	Includes 8,500 shares of restricted stock and 12,000 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(17)	Includes 4,000 shares of restricted stock and 24,990 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(18)	Includes 24,000 shares of restricted stock and 17,206 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(19)	Includes 2,200 shares of restricted stock and 2,000 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(20)	Includes 2,200 shares of restricted stock and 2,000 shares issuable upon the exercise of options to purchase the Corporation’s stock.

(21)	Includes 14,000 shares of restricted stock, 7,257 deferred share units of the Corporation’s stock and 96,459 shares issuable upon the exercise of options to purchase the Corporation’s stock.

DESCRIPTION OF COMPANY CAPITAL STOCK

Authorized Capital Stock

The Company’s authorized capital consists of 2,000,000,000 shares of common stock, par value $0.01 per share and one share of special voting stock, par value $0.01 per share. Approximately 471,964,000 shares of Company common stock are currently outstanding. All of the outstanding shares of Company common stock are validly issued, fully paid and non-assessable.

The following is a summary description of the Company’s capital stock. For more complete information you should read the Company’s certificate of incorporation and by-laws, which have been filed with the SEC. See “Where You Can Find More Information.”

Common Stock

The holders of Company common stock are entitled to one vote for each share of common stock held of record on all matters on which stockholders generally are entitled to vote, except that, unless otherwise required by law, the holders of Company common stock are not entitled to vote on any amendment to the Company’s certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Company’s certificate of incorporation or pursuant to the Delaware General Corporation Law. Except as otherwise provided by law, by the Company’s certificate of incorporation or by any resolution adopted by the Company’s board of directors designating any series of preferred stock, Company common stock will have the exclusive right to vote for the election of the members of the board of directors of the Company and for all other purposes.

Subject to the rights of any class or series of stock having a preference over the common stock as to dividends, the holders of Company common stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared on the common stock by the Company’s board of directors at any time or from time to time out of any funds legally available therefor. See “Dividend Policy.”

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and subject to the rights of any class or series of stock having a preference over the common stock as to the distribution of assets upon liquidation, dissolution or winding up, the holders of shares of Company common stock will be entitled to receive all of the Company’s remaining assets available for distribution to the Company’s stockholders, ratably in proportion to the number of shares of common stock held by them.

The holders of Company common stock have no preemptive rights. The rights, preferences and privileges of holders of Company common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock.

The Company’s common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange, in each case under the symbol “UFS”.

On April 9, 2008, there were approximately 1,903 registered holders of the Company’s common stock.

The transfer agent and registrar for the Company common stock is Computershare Trust Company, N.A.

Preferred Stock

The Company may issue preferred stock from time to time in one or more series. The Company’s certificate of incorporation expressly authorizes its board of directors, without the approval of its stockholders, to provide, out of the unissued shares of preferred stock, for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

In connection with the consummation of the Transactions, the Company entered into a rights agreement with Computershare Trust Company, N.A. as rights agent, pursuant to which it will reserve a portion of its authorized and unissued shares of preferred stock equal to the number of shares of preferred stock that will be sufficient to permit exercise in full of all outstanding rights under the rights agreement. One right is attached to each share of Company common stock and will represent the right to purchase, under specified circumstances, one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share. In the event that a person (other than certain exempted persons) together with its affiliates and associates (referred to as an acquiror) acquires beneficial ownership of 10% or more, or announces its intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership of 10% or more, of the outstanding Company common stock, each right (other than any rights beneficially owned by the acquiror) will convert into the right to acquire shares of Company common stock with a market value equal to two times the exercise price of the right as of such date. The foregoing will not apply to the Company, any employee benefit plan of the Company or any person who is and will remain eligible to file a Schedule 13G under the Exchange Act. If after such event any person were to merge or otherwise combine with the Company, or the Company were to sell or transfer 50% or more of its assets, cash flow or earning power, each right will convert into the right to acquire that number of shares of common stock of the acquiring company with a market value equal to two times the exercise price of the right. See “Certain Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law—Certificate of Incorporation, By-Laws and Rights Plan—Rights Plan.” A complete description of the terms of the rights is set forth in the rights agreement, which appears as an exhibit to the Company’s filing on Form 10 on January 26, 2007. See “Where You Can Find More Information.”

The issuance of shares of preferred stock of the Company, or the issuance of rights to purchase shares of preferred stock of the Company, could be used to discourage an unsolicited acquisition proposal. See “Certain Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law—Certificate of Incorporation, By-Laws and Rights Plan.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of Company common stock.

Special Voting Stock

In connection with the Arrangement, the Company issued to the Trustee one share of special voting stock, to be held by the Trustee for the benefit of the holders of exchangeable shares of Exchangeco (other than the Company or an affiliate thereof) in accordance with the voting and exchange trust agreement. Pursuant to the Company’s certificate of incorporation, the holder of the share of special voting stock is entitled to vote on each matter on which holders of Company common stock or stockholders generally are entitled to vote, and the holder of the share of special voting stock is entitled to cast on each such matter a number of votes equal to the number of shares of Company common stock into which the exchangeable shares of Exchangeco outstanding on the record date for holders of shares of Company common stock entitled to vote on any such matter are then exchangeable (i) that are not owned by the Company or its affiliates and (ii) as to which the Trustee has timely received, as determined pursuant to the voting and exchange trust agreement, voting instructions from the holders of such exchangeable shares. The holder of the share of special voting stock and the holders of shares of Company common stock will vote together as one class for the election of directors and on all other matters submitted to a vote of stockholders.

The Trustee is not entitled to receive dividends or distributions in its capacity as holder or owner thereof. In the event of voluntary or involuntary liquidation, dissolution or winding up, the Trustee is entitled to receive out of the assets available for distribution to the stockholders, an amount equal to $0.01 before any distribution is made on Company common stock. After payment of the liquidation preference, the Trustee is not entitled to any further participation in any distribution of the Company’s assets.

At such time as no exchangeable shares of Exchangeco will be outstanding (other than shares of Exchangeco owned by the Company or an affiliate thereof), the share of special voting stock will automatically be redeemed and cancelled.

THE EXCHANGEABLE SHARES

The exchangeable shares of Exchangeco are intended to be substantially economic equivalent to shares of Company common stock. The rights, privileges, restrictions and conditions attaching to the exchangeable shares of Exchangeco include the following:

•

any holder of exchangeable shares of Exchangeco is entitled at any time following effectiveness of the registration statement of which this Prospectus is a part to require Exchangeco to redeem any or all of the exchangeable shares registered in his/her name in exchange for one share of Company common stock for each exchangeable share presented and surrendered;

•

in the event the Company declares a dividend on its common stock, the holders of exchangeable shares of Exchangeco are entitled to receive from Exchangeco the same dividend, or an economically equivalent dividend, on their exchangeable shares;

•

the holders of the exchangeable shares of Exchangeco are not entitled to receive notice of or to attend any meeting of the shareholders of Exchangeco or to vote at any such meeting, except as required by law or as specifically provided in the exchangeable share conditions;

•

the exchangeable shares of Exchangeco may be redeemed by Exchangeco on a redemption date to be set by the board of directors of Exchangeco, which date cannot be prior to July 31, 2023 (or earlier upon the occurrence of certain specified events) in exchange for one share of Company common stock for each exchangeable share presented and surrendered by the holder thereof, together with all declared but unpaid dividends on each exchangeable share; and

•

the right of holders of exchangeable shares to require Exchangeco to redeem their exchangeable shares and the obligation of Exchangeco to redeem the exchangeable shares, both as described above, are subject to the overriding right of Newco Canada to purchase such shares for one share of Company common stock for each exchangeable share, together with all declared and unpaid dividends thereon.

The holders of exchangeable shares of Exchangeco are entitled to instruct the Trustee to vote the special voting stock as described above.

The exchangeable shares are listed on the Toronto Stock Exchanges under the symbol “UFX”.

On April 9, 2008, there were approximately 4,523 registered holders of the exchangeable shares of Exchangeco.

Additional information on the rights of holders of exchangeable shares, including exchange rights, is set out in the terms of our Plan of Arrangement with Domtar, which is included in the Transaction Agreement filed as an exhibit to the registration statement of which this Prospectus is a part.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY’S CERTIFICATE OF INCORPORATION, BY-LAWS AND RIGHTS PLAN AND OF DELAWARE LAW

Certificate of Incorporation, By-Laws and Rights Plan

The Company’s certificate of incorporation and by-laws contain certain provisions that could make the acquisition of the Company by means of a tender offer, proxy contest or otherwise more difficult. The description of these provisions set forth below is intended as a summary only. For more complete information, see “Where You Can Find More Information.”

Classified Board of Directors

The Company’s certificate of incorporation provides that its board of directors, subject to the rights of holders of the Company’s preferred stock, is divided into three classes as nearly equal in number as possible. Class I was elected for a term expiring at the annual meeting of stockholders to be held in 2008, Class II was elected for a term expiring at the annual meeting of stockholders to be held in 2009, and Class III was elected for a term expiring at the annual meeting of stockholders to be held in 2010. Thereafter the directors in each class will serve for a three-year term, with each director to hold office until his successor is duly elected and qualified.

This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company because the staggered terms, together with the removal and vacancy provisions of the Company’s certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of the Company’s board of directors.

Number of Directors; Filling Vacancies; Removal

The Company’s certificate of incorporation provides that, subject to the rights of holders of the Company’s preferred stock, the Company’s board of directors will fix the number of directors to comprise its board of directors. Subject to the rights of any class or series of stock having a preference over the Company’s common stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all the Company’s shares entitled to vote generally in the election of directors then outstanding, voting together as a single class. Additionally, subject to the rights of the holders of any series of preferred stock or any class or series of stock having a preference over the Company’s common stock as to dividends or upon liquidation, dissolution or winding up to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of the Company’s directors and any vacancies on its board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the Company’s stockholders. As discussed above, these provisions, in combination with the classified board of directors, have the effect of making it difficult for a potential acquirer to gain control of the Company’s board of directors.

No Stockholder Action by Written Consent; Special Meetings

The Company’s certificate of incorporation provides that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. Under the Company’s by-laws, special meetings may be called only by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total authorized number of directors that the Company would have if there were no vacancies or by the chairman of the board of directors. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Company’s board of directors or the chairman of the board of directors.

Advance Notice of Stockholder Nominations and Stockholder Proposals

The Company’s by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to business brought before the meeting by, or at the direction of, the Company’s board of directors or by a stockholder who has properly given notice to the Company’s secretary of that stockholder’s intention to bring such business before such meeting.

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Company and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice will be delivered to the Company’s secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the 90th calendar day prior to such annual meeting. In the event that less than 100 calendar days’ notice or prior public disclosure of the date of the meeting is given or made by the Company to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the calendar day on which such notice of the date of the annual meeting was mailed or such public announcement was made by the Company, whichever first occurs. For purposes of determining whether a stockholder’s notice will have been delivered in a timely manner for the annual meeting of stockholders in 2008, the first anniversary of the previous year’s meeting will be deemed to be May 9, 2008.

The notice of a stockholder must contain specified information, including, without limitation:

•

as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, under the Exchange Act;

•

as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•	as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made

•	the name and address of record of such stockholder and of such beneficial owner,

•	the class and number of the Company’s shares which are owned beneficially and of record by such stockholder and such beneficial owner,

•

a representation that the stockholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and

•

a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation for the election of its own slate of directors or for the approval of its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to the Company and its stockholders.

Preferred Stock

The Company’s certificate of incorporation authorizes its board of directors, without the approval of the Company’s stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of the Company’s common stock. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the Company’s common stockholders.

Amendment of the Certificate of Incorporation

The Company’s certificate of incorporation provides that the affirmative vote of holders of record representing at least 75% of the voting power of all shares of capital stock then outstanding, voting together as a single class, is required to alter, amend or adopt any provision inconsistent with the provisions of the Company’s certificate of incorporation relating to:

•	stockholder action, including the inability of the Company’s stockholders to take action by written consent;

•

the board of directors, including the provisions relating to the classification of the board of directors, the board of directors’ right to fix the number of directors and to fill vacancies on the board of directors; and

•	the percentage of voting power required to adopt, alter, amend or repeal existing, or adopt new, by-laws.

These supermajority voting requirements have the effect of making any amendment by the stockholders of certain important provisions of the Company’s certificate of incorporation more difficult, even if a majority of the Company’s stockholders believes that the amendment would be in their best interest.

Rights Plan

In connection with the Transactions, the Company entered into a rights agreement with Computershare Trust Company, N.A. as rights agent. Under the rights agreement, the shares of Company common stock include certain attached rights associated with a significant change in beneficial ownership of the Company. Under the rights agreement, one right is attached to each share of the Company’s common stock outstanding, but is not detachable until a distribution triggering event. The exercise price of the rights is $24, subject to adjustment pursuant to the terms of the rights agreement. A complete description of the terms of the rights is set forth in the rights agreement, which was publicly filed with the SEC as an exhibit to the Company’s filing on Form 10 on January 26, 2007. See “Where You Can Find More Information.”

Under the rights agreement, the rights will detach from the shares of Company common stock upon the earlier to occur of (i) 10 days after the public announcement or a notice to the Company that a person (other than certain exempted persons) together with its affiliates and associates (referred to as an acquiror) acquired beneficial ownership (as such term is defined in the rights agreement) of 10% or more of the outstanding shares of Company common stock; or (ii) 10 business days (or, if determined by the board of directors of the Company, a specified or unspecified later date) after an acquiror commences or announces its intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership of 10% or more of the outstanding shares of Company common stock (in each case, referred to as a distribution triggering event). The foregoing does apply to the Company, any employee benefit plan of the Company or any person who is and who will remain eligible to file a Schedule 13G under the Exchange Act.

Upon a distribution triggering event, the rights will be evidenced by separate certificates distributed to holders of Company common stock, and the rights will become both exercisable and transferable separately from the Company common stock. If the acquiror purchases or otherwise acquires an equity position in the Company equal to or greater than a 10% interest (referred to as a flip-in triggering event), each right (other than any rights beneficially owned by the acquiror) will convert into the right to acquire shortly after the flip-in triggering event shares of Company common stock with a market value equal to two times the exercise price of the right as of the such date. Valuation of the flip-in conversion right will be based upon the average trading price of the Company common stock during the 30 trading days preceding the occurrence of a flip-in triggering event. This feature of the rights agreement provides the stockholders with the power to substantially dilute an acquiror’s equity ownership in the Company and therefore substantially increase the cost of a takeover. After the distribution triggering event, if any person were to merge or otherwise combine with the Company, or the Company were to sell or transfer 50% or more of its assets, cash flow or earning power (referred to as a flip-over triggering event), each right will convert into the right to acquire that number of shares of common stock of the acquiring company with a market value equal to twice the exercise price of the right. The right will therefore provide the stockholders of the Company with a dilutive 50% discount on the purchase of the acquiror’s equity. The rights agreement will enforce this flip-over feature by prohibiting any business combination transaction unless the acquiring company agrees to assume the obligations under the plan.

The rights will not be exercisable before a distribution triggering event and will expire on the second anniversary of the consummation of the Transactions, unless such date is extended or the rights are earlier redeemed or exchanged by the Company.

After a distribution triggering event, the Company may, at its option, elect to exchange all or part of the then outstanding and exercisable rights (other than rights beneficially owned by the acquiror) for shares of Company common stock at an exchange ratio equal to one share of Company common stock per right, provided, however, that the Company may not effect such an exchange after any person (other than the Company and certain of its affiliates) becomes the beneficial owner of 50% or more of the shares of Company common stock then outstanding.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company other than the rights associated with actual ownership of shares of Company common stock.

Delaware Law

Section 203 of the Delaware General Corporation Law applies to the Company. Section 203 provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that the stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•

subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Pursuant to Section 203 of the Delaware General Corporation Law and subject to certain exceptions, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any person described in the preceding clause.

Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 of the Delaware General Corporation Law may encourage persons interested in acquiring the Company to negotiate in advance with its board of directors, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arrangements Relating to the Transactions

The Corporation and Weyerhaeuser Company, or their respective subsidiaries, entered into various agreements in connection with the Transactions that presently govern their ongoing relationships and have provided for an orderly transition following the consummation of the Transactions. While Weyerhaeuser Company ceased to be a significant stockholder upon the consummation of the Transactions, we are required to disclose these material agreements because they occurred during the 2007 fiscal year. The material agreements are summarized below.

Tax sharing agreement

General ordinary course taxes

The tax sharing agreement governs both the Corporation’s and Weyerhaeuser Company’s rights and obligations after the distribution by Weyerhaeuser Company of its shares of our common stock to the holders of Weyerhaeuser Company common shares and Weyerhaeuser Company exchangeable shares pursuant to an exchange offer (the “Distribution”) with respect to taxes for both pre- and post-Distribution periods. Under the tax sharing agreement, Weyerhaeuser Company is generally required to indemnify the Corporation for any taxes attributable to all pre-Distribution periods and the Corporation is required to indemnify Weyerhaeuser Company for any taxes attributable to its operations for all post-Distribution periods.

Distribution-related taxes

The Corporation is generally required to indemnify Weyerhaeuser Company against any tax resulting from the Distribution if that tax results from certain actions taken or omissions to act by the Corporation, its subsidiaries or certain affiliates of the Corporation (“Disqualifying Actions”), including those involving (1) an issuance, redemption, recapitalization or repurchase of the Corporation’s equity securities or the involvement of the Corporation, its subsidiaries or certain affiliates of the Corporation in acquisitions of the Corporation’s equity securities (excluding the Distribution and the arrangement in accordance with Section 192 of the Canada Business Corporation Act that resulted in the Corporation indirectly owning all of the outstanding Domtar Inc. common shares (the “Arrangement”)), (2) other actions or omissions (such as those described in the following paragraph) by the Corporation, its subsidiaries or certain of its affiliates or (3) any undertakings by the Corporation referred to in the tax sharing agreement being breached. If Weyerhaeuser Company should recognize gain on the Distribution for reasons not related to a Disqualifying Action by the Corporation, Weyerhaeuser Company will be responsible for such taxes and will not be entitled to indemnification by the Corporation under the tax sharing agreement.

In addition, to preserve the tax-free treatment to Weyerhaeuser Company of the Distribution, for a two-year period following the date of the Distribution, the following actions are subject to restrictions:

•	the redemption, recapitalization, repurchase or acquisition by the Corporation of its capital stock;

•	the issuance by the Corporation of capital stock or convertible debt;

•	the liquidation of the Corporation;

•	the discontinuance of the operations of the Weyerhaeuser Fine Paper Business;

•	the sale or disposition of (other than in the ordinary course of business) all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	the other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

The Corporation is permitted to take any of the actions described above in the event that the Corporation receives the prior written consent of Weyerhaeuser Company. Should the taking of such actions by the Corporation undermine the tax-free status of the Distribution and result in tax-related losses to Weyerhaeuser Company, the Corporation will be generally required to indemnify Weyerhaeuser Company for such losses, without regard to whether Weyerhaeuser Company gave the Corporation prior consent.

Administrative matters

The tax sharing agreement sets forth the Corporation’s and Weyerhaeuser Company’s respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Intellectual property license agreement

Pursuant to the intellectual property license agreement, Weyerhaeuser Company granted the Corporation a fully paid-up, royalty free, non-exclusive license to use certain intellectual property and technology that is used in the Weyerhaeuser Fine Paper Business but was retained by Weyerhaeuser Company in the Distribution. If the Corporation modifies or improves any licensed intellectual property, the Corporation will have sole and exclusive ownership of such modifications and improvements. If Weyerhaeuser Company modifies or improves any licensed intellectual property, Weyerhaeuser Company will have sole and exclusive ownership of such modifications and improvements.

Subject to Weyerhaeuser Company’s termination rights as specified in the intellectual property license agreement, the license granted to the Corporation to use intellectual property and technology extends (i) for the period during which retained patents and any renewals thereof are in force with respect to each retained patent, (ii) for the period during which retained copyrights are in force with respect to each retained copyright and (iii) indefinitely with respect to retained technology.

Transition services agreement

In connection with the closing of the Transactions, the Corporation entered into a transition services agreement with Weyerhaeuser Company pursuant to which Weyerhaeuser Company, or certain third parties with whom Weyerhaeuser Company has a contractual arrangement, agreed to provide services to the Corporation relating to finance and administration, human resources, payroll and information technology and any other areas as they agree to enable the Corporation to manage an orderly transition in its operation of the Weyerhaeuser Fine Paper Business.

Under the transition services agreement, Weyerhaeuser Company agreed to provide services that are of substantially the same nature and quality that Weyerhaeuser Company provided for the Weyerhaeuser Fine Paper Business during the twelve-month period prior to March 7, 2007 (the “Acquisition Closing Date”), at substantially the same priority levels that such services had been accorded during such twelve-month period. In addition to the specific services listed in the transition services agreement, the Corporation may request additional services from Weyerhaeuser Company, which services are to be provided at cost. The transition services agreement will terminate when the terms of all of the services have expired or otherwise terminated. As at December 31, 2007, the transition service agreements for both human resources and payroll services as well as finance and administration had been completed as all activities related to those agreements had been transferred to the Corporation.

The parties agreed to use their reasonable best efforts to cooperate with and assist each other in connection with phasing out the services as soon as practicable. Weyerhaeuser Company has agreed to provide the Corporation such support as necessary for phasing out the services at specified hourly rates (or if not specified, at cost), including support related to the transition of third party systems.

Generally, the transition services are initially priced at cost but the prices paid to Weyerhaeuser Company are subject to an escalating cost structure. With respect to information technology services, the service fee will increase by 25% after 18 months and by 50% after 24 months.

Supply agreements

The Corporation and Weyerhaeuser Company entered into chip supply agreements, a roundwood supply agreement and a hog fuel supply agreement relating to the Corporation’s Plymouth, North Carolina facility, roundwood supply agreements relating to the Corporation’s Columbus and Amory, Mississippi facilities and a slush pulp sales agreement relating to the Corporation’s Columbus, Mississippi facility, as well as several other supply agreements relating to the Canadian facilities, including fiber supply agreements pursuant to which Weyerhaeuser Company supplies fiber and hog fuel to the Corporation’s mills in Kamloops, British Columbia and Prince Albert, Saskatchewan, fiber supply agreements pursuant to which the Corporation supplies fiber to Weyerhaeuser Company’s mills in Carrot River and Hudson Bay in Saskatchewan and in Kenora and Wawa, Ontario and a hog fuel supply agreement pursuant to which Weyerhaeuser Company supplies hog fuel to the Corporation’s mill in Dryden, Ontario.

Plymouth, North Carolina agreements

Pursuant to the Plymouth chip supply agreements, Weyerhaeuser Company agreed to supply a specified volume of pine residual and in-woods produced chips annually to the Corporation’s Plymouth, North Carolina mill for an initial period of one year, subject to renewal for an additional four year term, at a price to be negotiated annually.

Pursuant to the Plymouth roundwood supply agreement, Weyerhaeuser Company agreed to supply a specified volume of hardwood and pine roundwood annually to the Corporation’s Plymouth, North Carolina mill for an initial period of one year, subject to renewal for an additional four year term, at a price to be negotiated annually.

Pursuant to the Plymouth hog fuel supply agreement, Weyerhaeuser Company agreed to supply a specified volume of hog fuel annually to the Corporation’s Plymouth, North Carolina mill for an initial period of one year, subject to renewal for an additional four year term, at a price to be negotiated annually.

Columbus, Mississippi agreements

Pursuant to the Columbus roundwood supply agreement, Weyerhaeuser Company agreed to supply a specified volume of pine and hardwood roundwood annually to the Corporation’s Columbus and Amory, Mississippi mills, respectively, for an initial period of one year, subject to renewal for an additional four year term, at a price to be negotiated annually.

Pursuant to the Columbus slush pulp sales agreement, Weyerhaeuser Company agreed to provide a specified volume of slush pulp annually to the Corporation’s Columbus, Mississippi coated groundwood mill at a market price adjusted for freight allowances, avoided bale and processing costs and a market-based discount for a period of one year, subject to annual renewal.

Kamloops, British Columbia agreements

Pursuant to the Kamloops fiber supply agreement, Weyerhaeuser Company’s Kamloops, British Columbia sawmill agreed to supply to the Corporation’s Kamloops, British Columbia pulpmill all the softwood chips and mini-chips produced by the sawmill for an initial term of 20 years and all the hog fuel produced by the sawmill for an initial term of 5 years commencing on March 7, 2007 at a price based on market rates.

Pursuant to the fiber supply agreement, Weyerhaeuser Company’s Princeton, British Columbia sawmill agreed to supply to the Corporation’s Kamloops, British Columbia pulpmill a specified volume of softwood chips produced by the sawmill for an initial term of 20 years and all the hog fuel produced by the sawmill for an initial term of 5 years commencing on March 7, 2007 at a price based on market rates.

Pursuant to the Kamloops fiber supply agreement, Weyerhaeuser Company’s Okanagan Falls, British Columbia sawmill agreed to supply to the Corporation’s Kamloops, British Columbia pulpmill all the softwood chips and mini-chips produced by the sawmill for an initial term of 20 years and all the hog fuel produced by the sawmill for an initial term of 5 years commencing on March 7, 2007 at a price based on market rates.

Canadian agreements

Pursuant to the other Canadian supply agreements, Weyerhaeuser Company agreed to supply fiber and hog fuel to the Corporation’s mills in Prince Albert, Saskatchewan, and hog fuel to the Corporation’s mills in Dryden, Ontario, and the Corporation agreed to supply fiber to Weyerhaeuser’s mills in Carrot River and Hudson Bay in Saskatchewan, Wawa, Ontario and Kenora, Ontario. The term of such Canadian supply agreements is 20 years. The volume of fiber and hog fuel to be supplied in any year is expected to be similar to the volumes supplied during the preceding five years. Actual volumes will be determined annually. Prices will be negotiated in advance based on fair market value taking into account prevailing local market price for similar fiber or hog fuel on similar terms and other factors.

Site services agreements

The Corporation and Weyerhaeuser Company entered into site services agreements with respect to certain facilities that are owned in part by Weyerhaeuser Company or its subsidiaries and in part by the Corporation or its subsidiaries after the Acquisition Closing Date.

Columbus, Mississippi mill

Pursuant to site services agreements relating to the Corporation’s Columbus, Mississippi coated groundwood mill, Weyerhaeuser Company agreed, subject to certain conditions, to provide the Corporation with certain products and services, including use of a general parking lot and entrance road, use of a contractor parking lot, use of a chip truck dumper, and use of Lake Ziegler in the event of a spill at no cost. Road maintenance, security gate, emergency response, fire water, steam, electricity, gas, air and water and effluent handling services on a perpetual basis, in each case at an agreed upon price. The Corporation retained an undivided interest in certain facilities at Columbus allowing it to transmit utilities for use at the Corporation’s mill on a perpetual basis, at no additional charge. In addition, pursuant to the site services agreements, the Corporation agreed, subject to certain conditions, to provide Weyerhaeuser Company with certain products and services, including screen fines and return steam condensate on a perpetual basis, in each case at an agreed upon price.

The site services agreements relating to the Columbus, Mississippi coated groundwood mill will terminate when the terms of the services have expired or otherwise been terminated.

Plymouth, North Carolina mill

Pursuant to site services agreements relating to the Corporation’s Plymouth, North Carolina mill, the Corporation agreed, subject to certain conditions, to provide Weyerhaeuser Company with certain products and services, including steam and security on a temporary basis and use of access road, access to exercise facilities, storeroom data, office space for third party first aid provider, fire water pump station, stormwater handling services and effluent, landfill and waste handling services on a perpetual basis, in each case at an agreed upon price. Weyerhaeuser Company retained an undivided interest in certain facilities at Plymouth allowing Weyerhaeuser Company to transmit electricity, telecommunications and other utilities for use at Weyerhaeuser Company’s sawmill on a perpetual basis, at no additional charge. In addition, pursuant to the site services agreements, Weyerhaeuser Company agreed to maintain the border ditch and certain steam lines on a perpetual basis, at no additional charge. Weyerhaeuser Company also agreed to provide the Corporation electricity for use at the mill under Weyerhaeuser Company’s contract with a third party supplier on a temporary basis.

The site services agreements relating to the Plymouth, North Carolina mill will terminate when the terms of the services have expired or otherwise been terminated.

Kamloops, British Columbia mill

Pursuant to a site services agreement relating to the Corporation’s Kamloops, British Columbia mill, Weyerhaeuser Company agreed to allow the Corporation to use Weyerhaeuser Company’s weigh scales in exchange for access to the Corporation’s gravel pit for an indefinite period of time. Weyerhaeuser Company also agreed to provide the Corporation with required leases and rights-of-way upon the governmental approval of the division of the site and to convey ownership of the Arrow Transport real property in exchange for a future 20 acre landfill site and access to such future site. In addition, the Corporation agreed to provide Weyerhaeuser Company use of the current landfill, haul road and the emergency exit route, in each case at an agreed upon price. Weyerhaeuser Company also has access to (and periodically reimburses the Corporation for) natural gas under the Corporation’s contract with a third party supplier.

The site services agreement relating to the Corporation’s Kamloops, British Columbia mill will terminate when the terms of the services have expired or otherwise been terminated.

Other Relationships

Mr. Onustock’s son-in-law was until December 2007 president of Northwest Papers, Inc., a paper brokerage firm. From March 7, 2007 through December 30, 2007, Northwest Papers, Inc. purchased approximately $750,000 of paper from the Corporation.

PLAN OF DISTRIBUTION

The common stock offered in this registration statement will be issued in exchange for exchangeable shares, and no broker, dealer or underwriter has been engaged in connection with this offering. The exchangeable shares were issued to certain eligible Canadian shareholders of Domtar who chose to receive the exchangeable shares in connection with the combination of the Weyerhaeuser Fine Paper Business and Domtar under a plan of arrangement in accordance with Section 192 of the Canada Business Corporation Act.

LEGAL MATTERS

The validity of the shares of Company common stock offered hereby was passed upon for the Company by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 30, 2007 and for the year ended December 30, 2007 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements and financial statement schedule of Domtar Corporation as of December 31, 2006, and for each of the years in the two-year period ended December 31, 2006, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere in this Prospectus, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP served as the Company’s independent auditors from its incorporation in August, 2006 as a wholly-owned subsidiary of Weyerhaeuser Company until March 7, 2007, when the decision to change auditors was approved by the Audit Committee of the Board of the Company in connection with our becoming an independent publicly-traded company. On March 7, 2007, KPMG LLP (“KPMG”) was dismissed as independent auditors for the Company effective upon the completion of the audit of the financial statements of the Weyerhaeuser Fine Paper Business (a business unit of Weyerhaeuser Company) as of and for the year ended December 31, 2006, and the issuance of KPMG’s report thereon. KPMG was subsequently engaged by the Company in 2007 to complete a review of the interim periods ended March 26, 2006, June 25, 2006, September 24, 2006, and December 31, 2006, for inclusion in the Company’s 2007 Quarterly Reports on Form 10-Q and Annual Report on Form 10-K filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a registration statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, to register with the SEC the shares of Company common stock to be delivered to holders of exchangeable shares who elect to exchange such shares for shares of Company common stock.

This Prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to the Company, reference is made to the registration statement and its exhibits.

Statements contained in this as to the contents of any contract or other document referred to within this Prospectus are not necessarily complete and reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this Prospectus regarding an agreement or other document is qualified in all respects by such agreement or other document.

You may read and copy all or any portion of the registration statement at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as the Company, that file electronically with the SEC. The Company is subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about the Company at www.domtar.com.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Domtar Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings (loss), shareholders’ equity, comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of Domtar Corporation and its subsidiaries at December 30, 2007, and the results of their operations and their cash flows for the year ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule information for the year ended December 30, 2007 listed in the index appearing under Item 16 (b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina

March 25, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Domtar Corporation:

We have audited the combined balance sheet of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 31, 2006, and the related combined statements of operations, Business Unit equity, comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2006. In connection with our audits of the combined financial statements, we have also audited financial statement schedule II. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 31, 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Seattle, Washington

March 29, 2007, except as to Notes 5 and 24,

which are as of June 19, 2007, and Note 26,

which is as of September 24, 2007

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005

Sales	$5,947	$3,306	$3,267
Operating expenses
Cost of sales, excluding depreciation and amortization	4,757	2,676	2,784
Depreciation and amortization	471	311	357
Selling, general and administrative	408	174	174
Impairment of property, plant and equipment (NOTE 16)	92	—	499
Impairment of goodwill (NOTE 12)	4	749	1
Closure and restructuring costs (NOTE 16)	14	15	38
Other operating income (NOTE 7)	(69)	(63)	(8)

	5,677	3,862	3,845

Operating income (loss)	270	(556)	(578)
Interest expense (NOTE 8)	171	—	—

Earnings (loss) before income taxes	99	(556)	(578)
Income tax expense (benefit) (NOTE 9)	29	53	(100)

Net earnings (loss)	70	(609)	(478)

Per common share (in dollars) (NOTE 5)
Net earnings (loss)
Basic	0.15	(2.14)	(1.68)
Diluted	0.15	(2.14)	(1.68)
Weighted average number of common and exchangeable shares outstanding (millions)
Basic	474.1	284.1	284.1
Diluted	475.9	284.1	284.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

	December 30, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$71	$1
Receivables, less allowances of $9 and $2 (NOTE 10)	542	340
Inventories (NOTE 11)	936	520
Prepaid expenses	14	6
Income and other taxes receivable	53	—
Deferred income taxes (NOTE 9)	182	22

Total current assets	1,798	889
Property, plant and equipment, at cost (NOTE 13)	9,685	6,696
Accumulated depreciation (NOTE 13)	(4,323)	(3,631)

Net property, plant and equipment (NOTE 13)	5,362	3,065
Goodwill (NOTE 12)	372	14
Intangible assets, net of amortization (NOTE 14)	111	—
Other assets (NOTE 15)	105	30

Total assets	7,748	3,998

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	63	—
Trade and other payables (NOTE 17)	765	250
Income and other taxes payable	50	6
Long-term debt due within one year (NOTE 18)	17	12

Total current liabilities	895	268

Long-term debt (NOTE 18)	2,213	32
Deferred income taxes (NOTE 9)	1,003	758
Other liabilities and deferred credits (NOTE 19)	440	25

Commitments and contingencies (NOTE 21)

Shareholders’ equity
Business Unit equity	—	2,852
Common stock (NOTE 20) $0.01 par value; authorized 2,000,000,000 shares; issued and outstanding: 471,169,959 and 1,000 shares	5	—

Exchangeable shares (NOTE 20) No par value; unlimited shares authorized; issued and held by nonaffiliates: 44,252,831 shares	293	—
Additional paid-in capital	2,573	—
Retained earnings	47	—
Accumulated other comprehensive income	279	63

Total shareholders’ equity	3,197	2,915

Total liabilities and shareholders’ equity	7,748	3,998

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY	Issued and outstanding common and exchangeable stock (millions of shares)	Common stock, at par	Exchangeable shares	Business Unit equity	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
Balance at December 26, 2004	—	$—	$—	$4,148	$—	$—	$113	$4,261
Net loss	—	—	—	(478)	—	—	—	(478)
Foreign currency translation adjustments	—	—	—	—	—	—	(50)	(50)
Additional minimum pension liability adjustments, net of tax	—	—	—	—	—	—	(6)	(6)
Contribution from Weyerhaeuser Co	—	—	—	37	—	—	—	37
Cash flow hedge fair value adjustment, net of tax	—	—	—	—	—	—	9	9

Balance as at December 25, 2005	—	—	—	3,707	—	—	66	3,773

Net loss	—	—	—	(609)	—	—	—	(609)
Foreign currency translation adjustments	—	—	—	—	—	—	19	19
Additional minimum pension liability adjustments, net of tax	—	—	—	—	—	—	6	6
Adjustment to initially adopt SFAS 158	—	—	—	—	—	—	(12)	(12)
Distribution to Weyerhaeuser Co	—	—	—	(246)	—	—	—	(246)
Cash flow hedge fair value adjustment, net of tax	—	—	—	—	—	—	(16)	(16)

Balance at December 31, 2006	—	—	—	2,852	—	—	63	2,915

Contribution of Weyerhaeuser fine paper business to Domtar Corporation	284.1	3	—	—	—	—	—	3
Net earnings to March 6, 2007	—	—	—	23	—	—	—	23
Distribution to Weyerhaeuser Co prior to March 7, 2007	—	—	—	(1,431)	—	—	—	(1,431)
Acquisition of Domtar Inc. (NOTE 3)	231.0	2	500	—	1,032	—	—	1,534
Post closing adjustments (NOTE 1)	—	—	—	(112)	—	—	5	(107)
Transfer of business unit equity	—	—	—	(1,332)	1,332	—	—	—
Conversion of exchangeable shares	—	—	(207)	—	207	—	—	—
Issuance of common shares	0.3	—	—	—	2	—	—	2
Net earnings from March 7 to December 30, 2007 (NOTE 1)	—	—	—	—	—	47	—	47
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	250	250
Change in unrecognized losses and prior service cost related to pension and post retirement benefit plans, net of tax	—	—	—	—	—	—	(39)	(39)

Balance at December 30, 2007	515.4	5	293	—	2,573	47	279	3,197

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(IN MILLIONS OF US DOLLARS)

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Net earnings (loss)	$70	$(609)	$(478)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax	250	19	(50)
Additional minimum pension liability adjustment, net of tax	—	6	(6)
Change in unrecognized losses and prior service cost related to pension and post retirement benefit plans, net of tax	(39)	—	—
Net change in cash flow fair value adjustments, net of tax	—	(16)	9

Comprehensive income (loss)	281	(600)	(525)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN MILLIONS OF US DOLLARS)

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Operating activities
Net earnings (loss)	$70	$(609)	$(478)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities
Depreciation and amortization	471	311	357
Deferred income taxes (NOTE 9)	(73)	(52)	(135)
Closure and restructuring costs (NOTE 16)	14	15	38
Impairment of property, plant and equipment (NOTE 16)	92	—	499
Impairment of goodwill (NOTE 12)	4	749	1
Debt restructuring costs	25	—	—
Other	(2)	4	—
Changes in assets and liabilities, net of effects of acquisition
Receivables	(75)	(19)	(40)
Inventories	38	43	(25)
Prepaid expenses	6	(2)	(4)
Trade and other payables	54	(79)	(9)
Income and other taxes	49	—	—
Other assets and other liabilities	(67)	(4)	(14)

Cash flows provided from operating activities	606	357	190

Investing activities
Additions to property, plant and equipment	(116)	(64)	(113)
Proceeds from disposals of property, plant and equipment	29	1	4
Business acquisitions—cash acquired	573	—	—
Other	(1)	—	—

Cash flows provided from (used for) investing activities	485	(63)	(109)

Financing activities
Net change in bank indebtedness	(21)	—	—
Drawdown of revolving bank credit facility	50	—	—
Issuance of short-term debt	1,350	—	—
Issuance of long-term debt	800	—	—
Repayment of short-term debt	(1,350)	—	—
Repayment of long-term debt	(311)	(7)	(6)
Debt issue costs	(39)	—	—
Premium on redemption of long-term debt	(40)	—	—
Repurchase of minority interest	(28)	—	—
Distribution to Weyerhaeuser prior to March 7, 2007	(1,431)	(287)	(76)
Other	(5)	—	—

Cash flows used for financing activities	(1,025)	(294)	(82)

Net increase (decrease) in cash and cash equivalents	66	—	(1)
Translation adjustments related to cash and cash equivalents	4	—	—
Cash and cash equivalents at beginning of year	1	1	2

Cash and cash equivalents at end of year	71	1	1

Supplemental cash flow information
Net cash payments for:
Interest	155	—	—
Income taxes	112	—	—

The accompanying notes are an integral part of the consolidated financial statements.

INDEX FOR NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND

Domtar Corporation (“the Company” or “Domtar”) was incorporated on August 16, 2006 for the sole purpose of holding the Weyerhaeuser Fine Paper Business (the “Business Unit”) and consummating the combination of the Business Unit with Domtar Inc. (the “Transaction”). The Business Unit was operated by Weyerhaeuser Company (“Weyerhaeuser”) prior to the completion of the Transaction.

On August 22, 2006, Weyerhaeuser and certain wholly owned subsidiaries entered into an agreement with Domtar Inc. providing for:

•	A series of transfers and other transactions resulting in the Business Unit becoming wholly owned by the Company (the “Contribution”);

•	The distribution of shares of the Company to Weyerhaeuser shareholders (the “Distribution”); and

•	The combination of Domtar Inc., treated as a purchase for accounting purposes, with the Company.

The Transaction was consummated on March 7, 2007. Domtar Corporation had no operations prior to March 7, 2007 when, upon the completion of the Transaction, it became an independent public holding company that, directly or indirectly through its subsidiaries, owns the Business Unit and Domtar Inc. As of the date of consummation of the Transaction, Domtar Corporation is referred to as the “Successor.”

Domtar Inc. is an integrated manufacturer of uncoated free sheet with pulp, paper and converting facilities in the United States and Canada. Domtar Inc.’s paper business is the most significant segment. In addition to the paper business, Domtar Inc. manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar Inc. and by other manufacturers.

The Business Unit consists of pulp and paper mills, converting operations, sawmills, forest management licenses and related assets. These facilities are principally engaged in the harvesting of timber and the manufacture, distribution and sale of paper, pulp, and forest products, including softwood lumber.

Although Weyerhaeuser Company does not have a continuing proprietary interest in Domtar Corporation, the Company entered into several agreements with Weyerhaeuser Company and/or certain of its subsidiaries in connection with the Transaction, including a tax sharing agreement, an intellectual property licensing agreement, a transition services agreement, fiber and pulp supply agreements and site services agreements. These agreements enable the Company to continue to operate the Business Unit efficiently following the completion of the Transaction.

BASIS OF PRESENTATION

The Contribution constituted a transfer of net assets between entities under common control, and as a result, the Company reports the accounts of the Business Unit at their historical cost or carry over basis as of the date of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

the Contribution. The agreements giving effect to the spin-off of the Business Unit, provide for various post-closing transaction adjustments and the resolution of outstanding matters, which are expected to be addressed by the parties during 2008. The post-closing adjustments made through December 30, 2007 are as follows: $38 million increase in long-term liabilities and decrease in Business Unit equity related to the recognition of other post-retirement benefit obligations (including $3 million for post-employment benefit obligations) that were assumed as part of the Transaction but were not reflected in the historical carve out financial statements of the Weyerhaeuser Fine Paper Business; $21 million increase in deferred tax liabilities and decrease in Business Unit equity related to the contribution of Canadian assets with a tax basis that was different Post-Transaction than was assumed in the carve out financial statements; $44 million decrease in property, plant and equipment related to differences in the carve out basis of shared assets versus the basis of assets actually transferred in the transaction; $4 million increase in trade and other payables. Certain balance sheet matters remain under discussion with Weyerhaeuser. Resolution of these discussions may lead to an adjustment to additional paid-in capital or results of operations.

The combination of Domtar Inc. with the Company constituted, for accounting purposes, the acquisition of Domtar Inc. by Domtar Corporation and, as a result, the Company reports the results of Domtar Inc. starting on March 7, 2007.

For accounting and financial reporting purposes, the Business Unit is considered to be the surviving entity following the Transaction. As a result, the Company is required to present historical financial statements as though it owned only the Business Unit prior to the Transaction. Further, as the Company had no operations and substantially no assets prior to the Contribution, the “Predecessor” financial statements are those of the Business Unit. Accordingly, the results reported for the years ended December 31, 2006 and December 25, 2005 include only the results of operations of the Predecessor and the results reported for the year ended December 30, 2007 include the results of operations of the Predecessor for the period from January 1, 2007 to March 6, 2007 and the results of operations of the Successor for the period from March 7, 2007 to December 30, 2007.

PREDECESSOR FINANCIAL STATEMENTS FOR PERIODS PRIOR TO MARCH 7, 2007

The combined financial statements of the Business Unit have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the purpose of presenting the Business Unit’s financial position, results of operations and cash flows. The combined financial statements have been derived from historical accounting records of Weyerhaeuser. The historical operating results and cash flows of the Business Unit may not be indicative of what they would have been had the Business Unit been a stand-alone entity, nor are they necessarily indicative of what the Business Unit’s operating results and cash flows may be in the future.

The combined statements of operations for the Business Unit include allocations of certain costs from Weyerhaeuser directly related to the operations of the Business Unit, including an apportionment of certain centralized general and administrative costs for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to the Business Unit using a three-part apportionment factor based on relative headcount, assets and certain revenue. Weyerhaeuser pension and other post-retirement benefits expense was allocated based on relative salaried headcount, with the exception of pension expense of four Canadian pension plans related solely to the Business Unit which are directly included in the combined statements of operations. Management believes the methodology applied for the allocation of these costs is reasonable. Except for an immaterial amount of interest on capital leases and debt that was assumed by the Company, interest expense has not been allocated to the Business Unit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

Certain of the Business Unit’s working capital assets and liabilities were common assets and liabilities shared with Weyerhaeuser facilities not part of the Business Unit. Allocations were performed in order to reflect the appropriate portion of each asset and liability in the accounts of the Business Unit. The allocations were based on third party sales percentages, headcount percentages or a three-part apportionment factor based on relative headcount, assets and certain revenue. Goodwill is allocated based on relative fair value. Management believes the methodology used for the asset and liability allocations is reasonable.

Significant differences in the funding and operation of the Business Unit may have existed if it operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which could have had a significant impact on the financial position and results of operations.

To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified. For purposes of comparability between periods as well as ease of readability, the Predecessor financial statements included herein have been renamed to conform to the conventions used for the December 30, 2007 annual financial statements including the reference to “consolidated financial statements.” The consolidated financial statements include the accounts of Domtar Corporation and all wholly-owned subsidiaries.

USE OF ESTIMATES

The consolidated financial statements have been prepared in conformity with GAAP, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. On an ongoing basis, management reviews the estimates and assumptions, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes, closure and restructuring costs and asset retirement obligations, based on currently available information. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES

SELF-SUSTAINING FOREIGN OPERATIONS

The local currency is considered the functional currency for the Company’s operations outside the United States. For foreign subsidiaries that are considered financially and operationally self-sustaining, the current rate method of translation of foreign currencies has been used. Under this method, assets and liabilities are translated into U.S. dollars at the rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rates during the year. All gains and losses arising from the translation of the financial statements of these foreign subsidiaries are included in the “Accumulated other comprehensive income” account under “Shareholders’ equity.”

VARIABLE INTEREST ENTITIES

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Domtar Corporation consolidates the VIE if Domtar Corporation is considered the VIE’s primary beneficiary, defined as the party that receives the majority

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

of the expected residual returns and/or that absorbs the majority of the entity’s expected losses. As a result, Domtar Corporation consolidates the operations of Wapawekka Lumber LP (“Wapawekka”). Wapawekka is considered a VIE because its equity at risk was deemed to be less than its expected losses. Wapawekka is a 51% owned limited partnership that operates a sawmill in Saskatchewan, Canada.

REVENUE RECOGNITION

Domtar Corporation recognizes revenue when persuasive evidence of an arrangement exists, when goods are shipped, when there are no uncertainties surrounding product acceptance, when the related revenue is fixed or determinable, when collection is considered reasonably assured and when the customer takes title and assumes the majority of the risks and rewards of ownership.

SHIPPING AND HANDLING COSTS

The Company classifies shipping and handling costs as a component of Cost of sales in the consolidated statements of earnings (loss).

INCOME TAXES

Domtar Corporation uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net deferred tax asset or liability is included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to apply in the years in which the assets and liabilities are expected to be recovered or settled. Uncertain tax positions are recorded based upon the Company’s evaluation of whether it is “more likely than not” that, based upon its technical merits, the tax position will be sustained upon examination by the taxing authorities.

The Company recognizes interest and penalties related to income tax matters as a component of Income tax expense in the consolidated statement of earnings (loss).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost which approximates fair value.

RECEIVABLES

Receivables are recorded at cost net of a provision for doubtful accounts that is based on expected collectibility. Gains or losses on securitization of receivables are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale and the fair value of the retained subordinate interest in such receivables on the date of transfer. Fair value is determined on a discounted cash flow basis. Gains or losses related to the sales of receivables are recognized in earnings as a component of Interest expense in the period when the sale occurs.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost includes labor, materials and production overhead. The last-in, first-out (“LIFO”) method is used to cost certain domestic raw materials, in process and finished

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

goods inventories. LIFO inventories were $350 million and $284 million at December 30, 2007 and December 31, 2006, respectively. The balance of domestic raw material inventories, all materials and supplies inventories and all foreign inventories are costed at either the first-in, first-out (“FIFO”) or average cost methods. Had the inventories for which the LIFO method is used been valued under the FIFO method, the amounts at which product inventories are stated would have been $133 million and $98 million greater at December 30, 2007 and December 31, 2006, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation including asset impairment write-downs. Interest costs are capitalized for significant capital projects. For timber limits and timberlands, amortization is calculated using the units of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets. Buildings are amortized over periods of 10 to 40 years and machinery and equipment over periods of 3 to 20 years. The depreciation expense is reported net of the amount of the amortization of deferred credits related to property, plant and equipment. No depreciation is recorded on assets under construction.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to their estimated undiscounted future cash flows. Impaired assets are recorded at estimated fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

GOODWILL AND INTANGIBLE ASSETS

Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based upon discounted estimated cash flows, exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the net carrying amount, no impairment is necessary. In the event that the net carrying amount exceeds the sum of the discounted estimated cash flows, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its net carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Intangible assets were acquired as part of the Transaction. Water rights, customer relationships, trade names and supplier agreements are amortized on a straight-line basis over their estimated useful lives of 40 years, 20 years, 7 years and 5 years, respectively. Natural gas contracts and power purchase agreements are each amortized on a straight-line basis over the term of the respective contract. The weighted-average amortization period is 4 years for natural gas contracts and 25 years for power purchase agreements. Cutting rights are amortized using the units of production method. Any potential impairment for intangible assets will be calculated in the same manner as that disclosed under impairment of long-lived assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

OTHER ASSETS

Other assets are recorded at cost. Direct financing costs related to the issuance of long-term debt are deferred and amortized using the effective interest rate method.

ENVIRONMENTAL COSTS

Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, Domtar Corporation incurs certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental impacts are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized, at fair value, in the period in which Domtar Corporation incurs a legal obligation associated with the retirement of an asset. Conditional asset retirement obligations are recognized, at fair value, when the fair value of the liability can be reasonably estimated. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Domtar Corporation uses the fair value based approach of accounting for stock-based payments to directors and employees and for stock options granted to the employees. Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to Additional paid-in capital.

Unless otherwise determined at the time of the grant, time-based awards vest in approximately equal installments over four years beginning on the first anniversary of the grant date and performance-based awards vest based on achievement of pre-determined performance goals over performance periods of three years. Awards may be subject to both performance and time-based vesting. The contributed surplus component of the stock-based compensation is transferred to common shares upon the issuance of shares of common stock.

Deferred Share Units vest immediately at the grant date and are remeasured at each reporting period, until settlement, using the quoted market value. The cost of the common stock acquired by the Company under the Restricted Stock Plan is amortized over the restricted period. Deferred Share Units and common stock acquired under the Restricted Stock Plan are accounted for in compensation expense and in “Other liabilities and deferred credits.”

DERIVATIVE INSTRUMENTS

Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts. Derivative instruments are utilized by Domtar Corporation in the management of the foreign currency risk, price risk on certain purchases and sales, and interest rate exposures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

DERIVATIVES DESIGNATED FOR HEDGE ACCOUNTING

In order for a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk, management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. The derivative must be effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationship.

When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or group of financial assets and liabilities, hedge accounting is applied to these derivative instruments.

In a fair value hedge, hedging activities are carried at fair value, with changes in fair value recognized in the consolidated statement of earnings (loss). The changes in fair value of the hedged item attributable to the hedged risk is also recorded in the consolidated statement of earnings (loss) by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

In a cash flow hedge, the changes in fair value of derivative financial instruments are recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of earnings (loss) in the periods in which results are affected by the cash flows of the hedged item. Hedges of net investments in self-sustaining operations are treated in a manner similar to cash flow hedges. Any hedge ineffectiveness is recorded in the consolidated statement of earnings (loss) when incurred.

DERIVATIVES NOT DESIGNATED FOR HEDGE ACCOUNTING

In conjunction with the Transaction, the various financial instruments of Domtar Inc. were recorded at fair value and, as such, did not meet the requirements for hedge accounting. As a result, Domtar Corporation accounts for these contracts at their fair value with resulting gains and losses being included as a component of Other operating income.

PENSION PLANS

Domtar Corporation’s plans include funded and unfunded defined benefit pension plans and defined contribution plans. Domtar Corporation recognizes the overfunded or underfunded status of defined benefit pension plans as an asset or liability in the consolidated balance sheets. The net periodic benefit cost includes the following:

•	The cost of pension benefits provided in exchange for employees’ services rendered during the period,

•	The interest cost of pension obligations,

•

The expected long-term return on pension fund assets based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes,

•	Gains or losses on settlements and curtailments,

•	The straight-line amortization of past service costs and plan amendments over the average remaining service period of approximately 14 years of the active employee group covered by the plans,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

•

The amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of the year over the average remaining service period of approximately 14 years of the active employee group covered by the plans.

The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.

OTHER POST-RETIREMENT BENEFIT PLANS

Domtar Corporation recognizes the underfunded status of other post-retirement benefit plans (other than multiemployer plans) as a liability in the consolidated balance sheets. These benefits, which are funded by Domtar Corporation as they become due, include life insurance programs, medical and dental benefits and short-term and long-term disability programs. Domtar Corporation amortizes the cumulative net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year over the average remaining service period of approximately 14 years of the active employee group covered by the plans.

INVESTMENT TAX CREDITS

Investment tax credits are recognized in earnings as a reduction of income tax expense when Domtar Corporation has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

GUARANTEES

A guarantee is a contract or an indemnification agreement that contingently requires Domtar Corporation to make payments to the other party of the contract or agreement, based on changes in an underlying item that is related to an asset, a liability or an equity security of the other party or on a third party’s failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying item that is related to an asset, a liability or an equity security of the other party. Guarantees are accounted for at fair value.

NOTE 2.

RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR PLANNED MAJOR MAINTENANCE

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This Staff Position prohibits the use of the previously acceptable accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expense method, 2) built-in overhaul method and 3) deferral method. On January 1, 2007, the Company adopted retroactively the direct expense method with restatement of prior interim periods. The Company previously used the accrue-in-advance method of interim periods. The Company previously used the accrue-in-advance method for interim periods. The adoption of this Staff Position had no significant impact on the annual consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

UNCERTAINTY IN INCOME TAXES

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48). This interpretation, which the Company adopted on January 1, 2007, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. The adoption of this Interpretation had no significant impact on the consolidated financial statements.

FAIR VALUE OPTION

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. The Company has decided not to adopt the fair value option for any of its existing financial instruments.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Statement 157 was expected to be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP”) that amends Statement 157 to delay the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For such items, FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The Company does not expect the adoption will have a significant impact on the financial position or results of operations of the Company, however, additional disclosures in the Company’s financial statements will be required.

BUSINESS COMBINATIONS

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). This Statement replaces SFAS No. 141, “Business Combinations.” SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contingent considerations and contractual contingencies based on their fair values as measured on the acquisition date. In addition, SFAS No. 141(R) requires the acquirer to measure the noncontrolling interest in the acquiree at fair value, which will result in recognizing the goodwill attributable to the noncontrolling interest in addition to the goodwill attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since Statement 141(R) will only be applicable to future business combinations, it will not have a significant effect on the Company’s financial position, results of operations or cash flows prior to such acquisitions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NONCONTROLLING INTERESTS

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the noncontrolling interest. In addition, the Statement requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the noncontrolling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the initial adoption of SFAS 160 to have a significant effect on the financial position, results of operations and cash flows as the Company has no significant non-controlling interests.

NOTE 3.

BUSINESS COMBINATION

As discussed in Note 1, on March 7, 2007, Domtar Corporation completed the Transaction to combine the Weyerhaeuser Fine Paper Business with Domtar Inc. Under the Transaction, Domtar Corporation issued 155,947,307 shares of common stock and Domtar Canada Paper Inc., a wholly owned subsidiary of Domtar Corporation, issued 75,004,303 exchangeable shares to acquire Domtar Inc. This Transaction was considered, for accounting purposes, as the acquisition of Domtar Inc. by Domtar Corporation and has been accounted for using the purchase method. Accordingly, the purchase price is based upon the estimated fair value of Domtar Corporation common stock issued plus acquisition costs directly related to the Transaction. Since no quoted market price existed for the shares of the Company’s common stock, the purchase price is based on the fair value of the net assets acquired on August 23, 2006, the date on which the terms of the Transaction were agreed to and announced. The fair value of Domtar Inc. common shares of $6.63 per share used in the calculation of the purchase price is based upon the average closing price of Domtar Inc. common shares on the Toronto Stock Exchange for the five trading days beginning August 21, 2006 and ended August 25, 2006, converted at the average daily foreign exchange rate of the Bank of Canada. The number of outstanding Domtar Inc. common shares used in the calculation of the fair value is based on the same periods.

The following table summarizes the components of the total purchase price :

231,436,850 common shares of Domtar Inc. outstanding at an average closing price of $6.63 per share	$1,534
Direct acquisition costs	28

Estimated total purchase price, net of assumed debt	1,562

The total purchase price is allocated to tangible and intangible assets acquired and liabilities assumed based on the Company’s estimates of their fair value, which are based on information currently available. During the fourth quarter of 2007, the Company has completed the valuation of all assets and liabilities. In the process of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

completing such valuation, the Company has revised the amounts allocated to certain assets and liabilities from those previously reported in the third quarter of 2007. The principal significant elements for which such amounts have been modified include property, plant and equipment, intangible assets, income tax balances and goodwill.

The table below illustrates the purchase price allocation:

Fair value of net assets acquired at the date of acquisition
Cash and cash equivalents	$573
Receivables	166
Inventories	448
Prepaid expenses	12
Income and other taxes receivable	10
Deferred income taxes—current	63
Property, plant and equipment	2,469
Intangible assets (NOTE 14)	98
Deferred income taxes—non current	34
Goodwill (NOTE 12)	300
Other assets	39

Total assets	4,212

Less: Liabilities
Bank indebtedness	67
Trade and other payables	410
Income and other taxes payable	15
Long-term debt due within one year	1
Long-term debt	1,660
Deferred income tax liability—non-current	141
Other liabilities and deferred credits	328
Minority interests	28

Total liabilities	2,650

Fair value of net assets acquired at the date of acquisition	1,562

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

The following unaudited pro-forma information for the years ended December 30, 2007 and December 31, 2006, presents a summary of consolidated results of operations of the Company as if the combination had occurred at the beginning of the respective fiscal periods. These unaudited pro forma results have been prepared for comparative purposes only.

	Year ended December 30, 2007	Year ended December 31, 2006
	(In millions of US dollars, unless otherwise noted)
Sales	$6,520	$6,750
Operating expenses, excluding depreciation and amortization and impairment of goodwill and property, plant and equipment	5,653	5,794
Depreciation and amortization	471	458
Impairment of goodwill and property, plant and equipment	96	749

Operating income (loss)	300	(251)
Earnings (loss) before income taxes	98	(448)
Net earnings (loss) applicable to common shares	62	(550)

Basic earnings (loss) per share	0.12	(1.07)
Diluted earnings (loss) per share	0.12	(1.07)
Basic weighted average number of common shares outstanding (millions)	515.3	515.1
Diluted weighted average number of common shares outstanding (millions)	516.2	515.1

The above includes a charge of $749 million for the impairment of goodwill in the year ended December 31, 2006, not deductible for tax purposes. The above also includes a charge of $29 million for transaction related costs of Domtar Inc. incurred in the year ended December 30, 2007.

NOTE 4.

STOCK-BASED COMPENSATION

2007 OMNIBUS INCENTIVE PLAN

Under the Omnibus Incentive Plan (the “Omnibus Plan”), the Company may award to executives and other key employees non-qualified stock options, incentive stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance conditioned restricted stock units, performance shares, deferred share units and other stock-based awards. A total of 20,000,000 common shares are reserved for issuance in connection with awards granted under the Omnibus Plan. Awards may be subject to both performance and time-based vesting.

The exercise price of options and stock appreciation rights is equal to the closing price per share of the Company’s common stock on the New York Stock Exchange on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

During the second quarter of 2007, the Company granted awards under the Omnibus Plan as follows:

PERFORMANCE CONDITIONED RESTRICTED STOCK UNITS (“PCRSUs”)

On June 27, 2007, the Company granted 1,381,100 PCRSUs having a weighted average grant date fair value of $10.44 and a weighted average remaining contractual life of approximately 21 months. Each PCRSU is equivalent in value to one common share and is subject to a service condition as well as a performance or market condition. These awards have an additional feature where the ultimate number of units that vest will be determined by the Company’s performance results or shareholder return in relation to a predetermined target over the period to vesting. No awards vest when the minimum thresholds are not achieved. The performance measurement date will vary depending on the specific award. Upon vesting, the participants will receive common shares of the Company or in certain instances cash of an equivalent value.

At December 31, 2007, one market condition for the first measurement period was achieved. As such, this portion of the PCRSU grant, representing 76,665 units, will cliff vest on December 31, 2009. No other performance condition was achieved.

RESTRICTED STOCK UNITS (“RSUs”)

On June 27, 2007, the Company granted 818,250 RSUs having a weighted average grant date fair value of $10.64 and a weighted average remaining contractual life of approximately 23 months. The Company will deliver one share of common stock in settlement of each outstanding RSU (including dividend equivalents) that has vested in accordance with the stipulated service conditions. The awards cliff vest at various dates up to February 28, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

DEFERRED STOCK UNITS (“DSUs”)

The Company delivers, on a quarterly basis, DSUs to its Directors that vest immediately on the grant date. The Company will deliver at the option of the holder either one share of common stock or the cash equivalent of the fair market value on settlement of each outstanding DSU (including dividend equivalents accumulated) upon termination of service.

NON-QUALIFIED STOCK OPTIONS

On June 27, 2007, the Company granted 615,900 stock options, having an exercise price of $10.64 and grant date fair value of $2.88. The stock options vest at various dates up to February 28, 2010 if certain market conditions are met in addition to a service period. Upon exercise, the option holders may elect to proceed with a cashless exercise and receive common shares net of the deduction for cashless exercise. The options expire at various dates no later than seven years from the date of grant.

GENERAL TERMS OF AWARDS UNDER THE OMNIBUS PLAN

TERMINATION OF EMPLOYMENT

Upon a termination due to death, time-based awards vest in full, performance-based awards vest at target levels, and options and stock appreciation rights remain exercisable for one year. Upon a termination due to disability, time-based awards vest in full, performance-based awards continue to vest in accordance with the original vesting schedule, and options and stock appreciation rights remain exercisable for one year. Upon retirement, a pro-rated portion of time-based awards vest and a pro-rated portion of performance-based awards continue to vest based on actual performance during the applicable performance period, and all awards remain outstanding for five years. Upon a termination for cause or a voluntary termination by a plan participant, all awards, including vested but unexercised awards, are forfeited without payment. Upon an involuntary termination for any reason other than cause, vested awards remain outstanding for 90 days and unvested awards are forfeited.

CHANGE IN CONTROL

Upon a change in control, unless otherwise determined by the Company, a participant’s awards will be replaced with awards of the acquiring company having the same or better terms. If there is a change in control and a participant’s employment is terminated for business reasons in the three months prior to or twenty-four months after the change in control, his or her time-based awards will fully vest and performance-based awards will vest to the extent the applicable performance goals have been achieved as of the date of the change in control or the end of the fiscal quarter immediately prior to the date of termination, whichever is greater.

If replacement awards are not available, unless the Company determines otherwise, all time-based awards fully vest and performance-based awards vest to the extent the performance goals related to the award have been achieved as of the date of the change in control. Alternatively, the Human Resources Committee of the Board of Directors may determine that vested awards will be cancelled in exchange for a cash payment (or other form of change in control consideration) based on the value of the change in control payment and that unvested awards will be forfeited. The Company’s Board of Directors may also accelerate the vesting of any or all awards upon a change in control.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

CLAWBACK FOR FINANCIAL REPORTING MISCONDUCT

If a participant in the Omnibus Plan knowingly or grossly negligently engages in financial reporting misconduct, then all awards and gains from the exercise of options or stock appreciation rights in the 12 months prior to the date the misleading financial statements were issued as well as any awards that vested based on the misleading financial statements will be disgorged to the Company.

REPLACEMENT PLANS FOR AWARDS TO FORMER EMPLOYEES OF WEYERHAEUSER

Prior to the consummation of the Transaction, employees of Weyerhaeuser who were being transferred to the Company were given the opportunity to exchange their outstanding Weyerhaeuser equity awards for awards of the Company having the same terms and conditions as their prior Weyerhaeuser awards. The Company has adopted three plans to provide for the grant of the Company’s equity awards in exchange for the prior plan awards. The Restricted Share Units (“RSUs”), Stock Appreciation Rights (“SARs”) and Stock Options mirror the three Weyerhaeuser plans under which the prior plan awards were initially granted.

Awards were made under these plans in connection with the consummation of the Transaction only to those employees who elected to exchange their prior plan awards for the Company’s equity awards.

REPLACEMENT PLANS FOR FORMER DOMTAR INC. AWARDS

Options granted to Domtar Inc. employees, whether vested or unvested, were exchanged on the same terms and conditions for an option to purchase a number of shares of common stock of Domtar Corporation equal to the number of the Company’s common shares or of equivalent value determined using the Black-Scholes option-pricing model, depending if the exercise price was higher, equal or less than the market value at the time of the exchange.

Each outstanding award of restricted Domtar Inc. common shares was exchanged on a one-for-one basis, and on the same terms and conditions as applied to Domtar Inc. restricted share awards, for awards of restricted shares of the Company’s common shares (“RSAs”). On March 7, 2007, 654,935 common shares were acquired and are held in trust in exchange for the former Domtar Inc. restricted awards.

Each outstanding grant of DSUs with respect to Domtar Inc. common shares were exchanged on a one-for-one basis, on the same terms and conditions as applied to the Domtar Inc. DSUs, for DSUs with respect to shares of the Company’s common stock. On March 7, 2007, 351,718 DSUs and 54,815 DSUs were issued to outside directors and executives, respectively, in exchange for Domtar Inc. DSUs. DSUs granted after March 7, 2007 are granted under the Omnibus Incentive plan.

No new awards have been or will be made under any of the replacement plans.

For the year ended December 30, 2007, compensation expense recognized in the Company’s results of operations was approximately $15 million for all of the outstanding awards. Compensation cost not yet recognized amount to approximately $29 million and will be recognized over the remaining service period. Compensation costs for performance awards are based on management’s best estimate of the final performance measurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

SUMMARY OF OUTSTANDING AWARDS

Details regarding Domtar Corporation outstanding awards are presented in the following tables:

NUMBER OF AWARDS		PCRSU	RSU/RSA	DSU
Outstanding at January 1, 2007		—	—	—
Exchanged pursuant to the Transaction		—	875,733	406,533
Granted		1,381,100	818,250	103,132
Forfeited/expired		—	(1,179)	—
Exercised/settled		—	—	(131,573)

Total outstanding at December 30, 2007		1,381,100	1,692,804	378,092

OPTIONS	Number of options	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2007	—	$—		$
Exchanged pursuant to the Transaction	4,869,502	7.33
Granted	615,900	10.64
Exercised	(295,416)	7.82
Forfeited/expired	(69,114)	8.20

Outstanding at December 30, 2007	5,120,872	7.69	5.0	2.5

Options exercisable at December 30, 2007	2,040,578	7.84	4.2	0.8

SARs	Number of SARs	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2007	—	$—		$
Exchanged pursuant to the Transaction	195,395	6.58

Outstanding at December 30, 2007	195,395	6.58	7.5	0.2

SARs exercisable at December 30, 2007	14,644	6.27	6.8	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

The fair value of the stock options granted in 2007 was estimated at the date of grant using a Black-Scholes based option pricing model or an option pricing model that incorporated the market conditions when applicable. The following assumptions were used in calculating the fair value of the options granted.

Dividend yield	0%
Expected volatility	30% - 35%
Risk-free interest rate	4% - 5%
Expected life	4 to 6 years

The weighted average grant date fair value for the options and stock appreciation awards exchanged pursuant to the transaction was $3.27.

NOTE 5.

EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Net earnings (loss)	$70	$(609)	$(478)

Weighted average number of common and exchangeable shares outstanding (millions)	474.1	284.1	284.1
Effect of dilutive securities (millions)	1.8	—	—

Weighted average number of diluted common and exchangeable shares outstanding (millions)	475.9	284.1	284.1

Basic net earnings (loss) per share (in dollars)	$0.15	$(2.14)	$(1.68)
Diluted net earnings (loss) per share (in dollars)	$0.15	$(2.14)	$(1.68)

The following table includes the potential maximum awards of certain performance-based awards that were not included in the computation of diluted earnings per share for the year ended December 30, 2007 due to performance targets not being satisfied at the end of the year:

December 30, 2007
Performance-based awards	2,924,668

Prior to the Transaction, Domtar Corporation did not have publicly traded common stock or stock options outstanding. The weighted average number of shares of common stock of Domtar Corporation outstanding for the year ended December 30, 2007 assumes that all such common stock outstanding immediately after the Contribution but before the acquisition of Domtar Inc. were outstanding since January 1, 2007. The effect of dilutive securities for the year ended December 30, 2007 assumes that all replacement stock options of Domtar Corporation were outstanding immediately after the Contribution on March 5, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

The weighted average number of shares of Domtar Corporation common stock outstanding for the years ended December 31, 2006 and December 25, 2005 assumes that all such common stock outstanding immediately after the contribution of the Business Unit but before the acquisition of Domtar Inc. were outstanding since December 31, 2004.

NOTE 6.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFIT PLANS

DEFINED CONTRIBUTION PLANS

As part of the acquisition of Domtar Inc., the Company now has several additional defined contribution plans and multi-employer plans. The pension expense under these plans is equal to the Company’s contribution. For the year ended December 30, 2007, the pension expense was $10 million (2006—$7 million; 2005—$8 million).

DEFINED BENEFIT PLANS AND OTHER POST-RETIREMENT BENEFIT PLANS

As part of the acquisition of Domtar Inc., the Company now has several additional defined benefit pension plans covering substantially all employees. Non-unionized employees in Canada joining the Company after June 1, 2000 participate in defined contribution plans. The defined benefit plans are generally contributory in Canada and non-contributory in the United States. The Company also provides other post-retirement plans to eligible Canadian and US employees; the plans are unfunded and include life insurance programs, medical and dental benefits and short-term and long-term disability programs. At March 7, 2007, the funded status acquired by the Company was a net liability of $152 million for the pension plans and $71 million for other post-retirement benefit plans. Other post-retirement benefits were accounted for in the Predecessor financial statements using a multi-employer approach. As a result, an additional net liability of $35 million was recorded in 2007. Certain other pension liabilities, other than the ones related to the four Canadian pension plans, were retained by Weyerhaeuser.

The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

Components of net periodic benefit cost for pension plans	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Service cost for the year	$40	$7	$5
Interest expense	74	15	15
Expected return on plan assets	(86)	(26)	(22)
Curtailment gain	(1)	—	—
Settlement loss (gain)	7	—	(8)
Amortization of prior year service costs	1	1	2

Net periodic benefit cost	35	(3)	(8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

The components of net periodic benefit cost for pension plans for the years ended December 31, 2006 and December 25, 2005, as disclosed in the table above, include the components for the Canadian Plans only.

Components of net periodic benefit cost for other post-retirement benefit plans	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Service cost for the year	$5	$11	$9
Interest expense	5	—	—
Curtailment gain	(3)	—	—

Net periodic benefit cost	7	11	9

The Company’s pension plan funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits.

The Company expects to contribute a total amount of $72 million in 2008 compared to $106 million in 2007 (2006—$8 million) to the pension plans. The contributions made in 2007 to the other post-retirement benefit plans amounted to $5 million (2006 – nil). In conjunction with a partial wind-up declared in 2006 related to the pension plans of Domtar Inc., an estimated amount of $132 million (CDN$130 million) of plan assets and liabilities is expected to be settled from the pension funds in 2008. The Company was required to make an augmented contribution to the plan in 2007 in the amount of approximately $38 million. This augmented contribution did not have an impact on the net periodic benefit cost.

CHANGE IN ACCRUED BENEFIT OBLIGATION

The following table represents the change in the accrued benefit obligation as of December 30, 2007 and December 31, 2006, the measurement date for each year:

	December 30, 2007		December 31, 2006
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post- retirement benefit plans
Accrued benefit obligation at beginning of year	$318	$—	$310	$—
Post-closing adjustment (Note 1)	—	35	—	—
Service cost for the year	40	5	6	—
Interest expense	74	5	15	—
Plan participants’ contributions	7	—	2	—
Actuarial gain (loss)	(24)	(5)	1	—
Plan amendments	3	—	—	—
Benefits paid	(89)	(5)	(16)	—
Settlement	(92)	—	—	—
Curtailment	(15)	(2)	(1)	—
Acquisition of Domtar Inc. (Note 3)	1,254	71	—	—
Other	—	—	1	—
Effect of foreign currency exchange rate change	259	11	—	—

Accrued benefit obligation at end of year	1,735	115	318	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

CHANGE IN FAIR VALUE OF ASSETS

The following table represents the change in the fair value of assets reflecting the actual return on plan assets, the contributions and the benefits paid during the year:

	December 30, 2007		December 31, 2006
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post- retirement benefit plans
Fair value of assets at beginning of year	$333	$—	$292	$—
Actual return on plan assets	(19)	—	47	—
Employer contributions	106	5	8	—
Plan participants’ contributions	7	—	2	—
Benefits paid	(89)	(5)	(16)	—
Settlement	(92)	—	—	—
Acquisition of Domtar Inc. (Note 3)	1,102	—	—	—
Effect of foreign currency exchange rate change	240	—	—	—

Fair value of assets at end of year	1,588	—	333	—

DESCRIPTION OF ASSETS OF THE PENSION PLANS

The assets of the pension plans are held by a number of independent trustees and are accounted for separately in the Company’s pension funds. The investment strategy for the assets in the pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within the guidelines provided in the investment policy. The Company’s pension funds are not permitted to own any of the Company’s shares or debt instruments. The target asset allocation is based on the expected duration of the benefit obligation.

The following table shows the allocation of the plan assets, based on the fair value of the assets held and the target allocation for 2007:

	Target allocation	Percentage plan assets as at December 30, 2007	Percentage plan assets as at December 31, 2006
Fixed income securities	56% - 66%	62%	16%
Equity securities	34% - 44%	38%	27%
Hedge fund securities	0%	0%	53%
Real estate	0%	0%	4%

Total		100%	100%

ASSET BACKED COMMERCIAL PAPER

The Company and its subsidiaries, including Domtar Inc., have no direct holdings of asset backed commercial paper (ABCP).

At December 30, 2007, Domtar Corporation’s Canadian pension funds have approximately $450 million (CDN $445 million) invested in multiple ABCP conduits that may be restructured. $393 million (CDN $389 million) of this amount is subject to the interim arrangement of the “Montreal Proposal.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

Pursuant to the Montreal Proposal, banks and major investors are negotiating restructuring proposals with respect to such ABCP conduits intended to minimize potential losses for investors. These discussions are not yet completed and the outcome and the effect it would have on the value of the Company’s Canadian pension fund assets has yet to be determined. The objective of the Montreal Proposal is to restructure the ABCP conduits to give investors the reasonable expectation of receiving full par value over time and reducing the risk that adverse credit market conditions will impact the restructured notes. The objective of the Investors Committee is to complete the restructuring process by the end of April 2008.

At December 30, 2007, the Company has determined that the fair value of these ABCP investments should be reduced by 13% or $57 million to reflect management’s best estimate of fair value and assumes the successful completion of the Montreal Proposal.

The approach to determine the $57 million reduction in fair value was to segregate the ABCP conduits into three main categories. Category 1 represents conduits holding traditional securitized assets. Category 2 represents conduits mainly providing collateral to support leveraged super senior (LSS) tranches of collateralized debt obligations as well as other synthetic assets or traditional assets. Category 3 represents portions of conduits holding assets linked to US sub-prime mortgages. The Company looked to comparable fair values assuming the ACBP trusts were converted to long-term investments.

The Company does not expect liquidity issues to affect the pension funds since pension fund obligations are primarily long-term in nature. Losses in the pension fund investments, if any, would result in future increased contributions by the Company or its Canadian subsidiaries. Additional contributions to these pension funds would be required to be paid over a 5-year period. Losses, if any, would also impact operating earnings over a longer period of time and immediately increase liabilities and reduce equity.

RECONCILIATION OF FUNDED STATUS TO AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

The following table presents the difference between the fair value of assets and the actuarially determined accrued benefit obligation. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans. The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the consolidated balance sheet.

	December 30, 2007		December 31, 2006
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post- retirement benefit plans
Accrued benefit obligation at end of year	$(1,735)	$(115)	$(318)	$—
Fair value of assets at end of year	1,588	—	333	—

Funded status	(147)	(115)	15	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

	December 30, 2007		December 31, 2006
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post- retirement benefit plans
Trade and other payables (Note 17)	$(3)	$(5)	$—	$—
Other liabilities and deferred credits (Note 19)	(182)	(110)	(1)	—
Other assets (Note 15)	38	—	16	—

Net amount recognized in the consolidated balance sheet	(147)	(115)	15	—

The following table presents the amount not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income.

	December 30, 2007		December 31, 2006
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post- retirement benefit plans
Prior year service cost	$(11)	$—	$(9)	$—
Accumulated gain (loss)	(79)	10	(11)	—

Accumulated other comprehensive income (loss)	(90)	10	(20)	—
Cumulative employer contributions in excess of net periodic benefit cost	(57)	(125)	35	—

Net liability amount recognized	(147)	(115)	15	—

The following table presents the pre-tax amounts included in other comprehensive income.

	Year ended December 30, 2007		Year ended December 31, 2006
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post- retirement benefit plans
Prior year service cost	$(4)	$—	$(9)	$—
Amortization of prior year service cost	2	—	—	—
Net gain (loss)	(75)	10	(11)	—
Amortization of net actuarial loss	7	—	—	—

Net amount recognized in other comprehensive income (pre-tax)	(70)	10	(20)	—

An estimated amount of $1 million for pension plans and nil for other post-retirement benefit plans will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008.

At December 30, 2007, the accrued benefit obligation and the fair value of defined benefit plan assets with an accrued benefit obligation in excess of fair value plan assets were $1,344 million and $1,158 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

ESTIMATED FUTURE BENEFIT PAYMENTS FROM THE PLANS

Estimated future benefit payments from the plans for the next 10 years at December 30, 2007 are as follows:

	Pension plans	Other post-retirement benefit plans
2008	$257	$6
2009	88	6
2010	90	6
2011	93	6
2012	96	7
2013 - 2017	550	35

WEIGHTED-AVERAGE ASSUMPTIONS

The Company used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost. These assumptions are long-term, which is consistent with the nature of employee future benefits.

Pension plans	December 30, 2007	December 31, 2006	December 25, 2005
Accrued benefit obligation
Discount rate	5.5%	5.2%	5.2%
Rate of compensation increase	2.7%	3.3%	3.3%
Net periodic benefit cost
Discount rate	5.3%	5.2%	6.0%
Rate of compensation increase	2.8%	3.3%	3.5%
Expected long-term rate of return on plan assets	6.2%	9.5%	9.5%

Other post-retirement benefit plans	December 30, 2007	December 31, 2006	December 25, 2005
Accrued benefit obligation
Discount rate	5.6%	N/A	N/A
Rate of compensation increase	2.9%	N/A	N/A

Net periodic benefit cost
Discount rate	5.3%	N/A	N/A
Rate of compensation increase	3.0%	N/A	N/A

Effective January 1, 2008, the Company will use 6.3% as the expected return on plan assets, which reflects the current view of long-term investment returns.

The 2008 expected return on plan assets assumption is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

For measurement purposes, a 5.8% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2008. The rate was assumed to decrease gradually to 4.1% by 2013 and remain at that level thereafter. An increase or decrease of 1% of this rate would have the following impact:

	Increase of 1%	Decrease of 1%
Impact on net periodic benefit cost for other post-retirement benefit plans	$1	$(1)
Impact on accrued benefit obligation	13	(11)

NOTE 7.

OTHER OPERATING INCOME

Other operating expenses (income) are an aggregate of both recurring and occasional expenses (income) items and, as result, can fluctuate from year to year. The Company’s other operating expenses (income) include the following:

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Gain on lawsuit settlement	$(39)	$—	$—
Gain on insurance claim	(12)	—	—
Gain on financial instruments	(18)	—	—
Foreign exchange gain	(5)	—	—
Antidumping and countervailing duties refund	—	(65)	—
Other, net	5	2	(8)

Other operating income	$(69)	$(63)	$(8)

On November 23, 2007, the Company won a judgement by the Supreme Court of Canada in a claim against ABB Inc. and Alstom Canada Inc. In a unanimous decision rendered on November 22, 2007 the Court ordered ABB Inc. and Alstom Canada Inc. to pay Domtar approximately $39 million in damages and interest relative to a 1989 lawsuit on matters regarding manufacturers liability, latent defects and disclosure responsibility involving the installation of a recovery boiler at the Windsor, Quebec facility.

During the year, the Company won a settlement of approximately $12 million for past insurance claims relative to the recovery of past legal expenses incurred related to Phenolic foam insulation warranty claims.

In conjunction with the Transaction, the various financial instruments of Domtar Inc. were recorded at fair value and, as such, did not meet the requirements for hedge accounting. As a result, Domtar Corporation accounts for these contracts at their fair value with resulting gains and losses being included as a component of Other operating income.

The U.S. and Canada reached a final settlement in 2006 to a long-standing trade dispute over Canadian exports of softwood lumber into the U.S. Under the settlement agreement, a Canadian export tax was instituted that replaced countervailing and antidumping duties imposed by the U.S., and Canadian softwood lumber exporters received refunds of approximately 81% of countervailing and antidumping duties paid between 2002 and 2006. The Company recorded a refund of countervailing and antidumping duties of $65 million in the year ended December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 8.

FINANCING EXPENSES

The following table presents the components of financing expenses:

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Interest on long-term debt	$142	$—	$—
Premium and fees on debt-for-debt exchange	50	—	—
Reversal of fair value increment on Canadian debentures	(25)	—	—
Receivables securitization (Note 10)	5	—	—
Amortization of debt issue costs and other	4	—	—

	176	—	—
Less: Income from short-term investments	5	—	—

	$171	$—	$—

NOTE 9.

INCOME TAXES

The Components of Domtar Corporation’s earnings (loss) before income taxes by taxing jurisdiction were:

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
U.S. earnings (loss)	$217	$(541)	$46
Foreign losses	(118)	(15)	(624)

Earnings (loss) before income taxes	$99	$(556)	$(578)

Provisions for income taxes include the following:

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
U.S. Federal and State:
Current	$102	$105	$35
Deferred	(30)	(55)	(40)

Foreign:
Current	—	—	2
Deferred	(43)	3	(97)

Income tax expense (benefit)	$29	$53	$(100)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

The provisions for income taxes of Domtar Corporation differ from the amounts computed by applying the statutory income tax rate of 35% to earnings (loss) before income taxes due to the following:

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
U.S. federal statutory income tax	$35	$(195)	$(202)
State and local income taxes, net of federal income tax benefit	10	7	1
Foreign income tax rate differential	5	(2)	120
Tax credits	(6)	(12)	(16)
Goodwill impairment	1	262	—
Tax rate changes	(15)	(3)	(4)
Uncertain tax positions	4	—	—
U.S. manufacturing deduction	(5)	(3)	(1)
Other	—	(1)	2

Income tax expense (benefit)	$29	$53	$(100)

During the first quarter of 2007 the income tax expense included an out-of-period adjustment which decreased expense by approximately $6 million. This out-of-period adjustment is the result of an omission to account for a change in Canadian federal tax rate which occurred in the second quarter of 2006. In addition during 2007, Domtar Corporation recognized an additional deferred tax benefit of $5 million resulting from a change in the federal rate in Canada, $3 million in South Carolina and $1 million in Texas. During 2006, Domtar Corporation recognized a deferred tax benefit of $3 million resulting from a change in the Texas state tax rate. During 2005, Domtar Corporation recognized deferred tax benefits of $3 million and $1 million resulting from a change in the Ohio state income tax law and a reduction in the British Columbia provincial corporate income tax rate, respectively. The benefits were due to the effect of the lower tax rates on accumulated temporary differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

DEFERRED TAX ASSETS AND LIABILITIES

The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 30, 2007 and December 31, 2006 are comprised of the following:

	December 30, 2007	December 31, 2006
Accounting provisions	$90	$28
Asset impairments	—	144
Net operating loss carryforwards and other deductions	306	121
Pension and other employee future benefit plans	90	—
Inventory	34	10
Other	23	2

Gross deferred tax assets	543	305
Valuation allowance	(72)	(109)

Net deferred tax assets	471	196

Property, plant and equipment	(1,157)	(928)
Pension and other employee future benefit plans	—	(4)
Impact of foreign exchange on long-term debt and investments	(71)	—
Other	(37)	—

Total deferred tax liabilities	(1,265)	(932)

Total net deferred taxes	$(794)	$(736)

As a result of the Transaction, the Company has inherited federal net operating loss carry forwards and scientific research and experimental development expenditures not previously deducted of approximately of $1,147 million ($603 million in Canada and $544 million in the U.S). The March 7, 2007 transaction is considered to be an acquisition of control of Domtar Inc. for Canadian tax purposes and consequently part of the Canadian loss carry forwards amount has been utilized to increase the adjusted cost base of capital property with unrealized gains under paragraph 111(4)(e) of the Canadian Income Tax Act as well as increase the tax basis of depreciable property. At March 7, 2007 after the reallocation of losses and other adjustments, the Company has inherited federal net operating loss carry forwards and scientific research and experimental development expenditures not previously deducted of approximately $773 million ($213 million in Canada and $560 million in the U.S).

At December 30, 2007, Domtar Corporation had U.S. federal net operating loss carryforwards of $465 million that expire between 2017 and 2021 and Canadian federal losses and scientific research and experimental development expenditures not previously deducted in the amount of $260 million. Canadian losses in the amount of $118 million will begin to expire in 2025. The U.S. federal net operating losses are subject to annual limitations, including Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. tax purposes.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets in the U.S., notwithstanding the annual limitation of Section 382 of the Internal Revenue Code. However, the Company has established a valuation allowance against Domtar Inc.’s Canadian losses inherited at the time of acquisition of control on March 7, 2007 for which utilization is uncertain.

We do not provide for a U.S. income tax liability on undistributed earnings of our Canadian subsidiaries. The earnings of the Canadian subsidiaries, which reflect full provision for Canadian income taxes, are currently indefinitely reinvested in Canadian operations or will be remitted substantially free of additional tax to Domtar Corporation.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

On January 1, 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes.” The adoption of FIN 48 had no impact on the consolidated financial statements of the Company. At December 30, 2007, the Company had gross unrecognized tax benefits of approximately $40 million. If recognized in 2008, $32 million of these tax benefits would impact goodwill and $5 million would impact the effective tax rate. If recognized after 2008, these tax benefits would impact the effective tax rate.

December 30, 2007
Balance at beginning of year	$—
Domtar Inc. March 7, 2007 opening balances (Note 3)	35
Additions based on tax positions related to current year	4
Foreign exchange impact	2
Federal rate changes	(1)

Balance at end of year	$40

The Company accrues interest on unrecognized tax benefits as a component of interest expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had no accrual for interest and penalties associated with unrecognized tax benefits at December 30, 2007.

In 2008, the Company and its subsidiaries will file three separate consolidated U.S. federal income tax returns for 2007 as well as returns in various states and in Canada. At December 30, 2007, the Company’s subsidiaries may be subject to U.S. and Canadian federal income tax examinations for the tax years 2002 through 2006, with years prior to 2003 being closed from a cash tax liability standpoint in the U.S. In addition, the Company’s subsidiaries are undergoing tax audits in various state and foreign jurisdictions for the years 2000 to 2006. The Company does not anticipate that adjustments stemming from these audits would result in a significant change to the results of its operations and financial condition. During December 2007, the Company has received a draft statement of adjustments related to the income tax examination by the Canada Revenue Agency of its Canadian subsidiary Domtar Inc. for 2003, 2004 and 2005. The draft statement of adjustments is not expected to have a significant impact to the results of the operations and financial condition. The Company does not expect a significant change to the amount of unrecognized tax benefits over the next 12 months. However, audit outcomes and the timing of audit settlement are subject to significant uncertainty.

TAX SHARING AGREEMENT

In conjunction with the Transaction, the Company signed a Tax Sharing Agreement that governs both Weyerhaeuser and the Company’s rights and obligations after the Transaction with respect to taxes for both pre

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

and post-Distribution periods in regards to ordinary course taxes, and also covers related administrative matters. The Distribution refers to the distribution of shares of the Company to Weyerhaeuser shareholders. The Company will generally be required to indemnify Weyerhaeuser and Weyerhaeuser shareholders against any tax resulting from the Distribution if that tax results from an act or omission to act by the Company after the Distribution. If Weyerhaeuser, however, should recognize a gain on the Distribution for reasons not related to an act or omission to act by the Company after the Distribution, Weyerhaeuser would be responsible for such taxes and would not be entitled to indemnification by the Company under the Tax Sharing Agreement. In addition, to preserve the tax-free treatment of the Distribution to Weyerhaeuser, the following actions will be subject to restrictions for a two-year period following the date of the Distribution:

•	the redemption, recapitalization, repurchase or acquisition by the Company of the capital stock;

•	the issuance by the Company of capital stock or convertible debt;

•	the liquidation of the Company;

•	the discontinuance of the operations of the Weyerhaeuser Fine Paper Business;

•	the sale or disposition (other than in the ordinary course of business) of all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

NOTE 10.

RECEIVABLES

The following table presents the components of receivables:

	December 30, 2007	December 31, 2006
Trade receivables	$315	$325
Notes receivables	—	1
Subordinate interest in securitized receivables	130	—
Allowance for doubtful accounts	(9)	(2)
Sales taxes receivable	39	—
Other receivables	67	16

Receivables	$542	$340

RECEIVABLES SECURITIZATION

The Company uses securitization of the receivables as a source of financing by reducing its working capital requirements. The Company’s securitization program consists of the sale of receivables, or the sale of a senior beneficial interest in them, to special purpose trust managed by a financial institution for multiple sellers of receivables. The agreement governing the Company’s receivables securitization program normally allows the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

daily sale of new receivables to replace those that have been collected. The agreement also limits the cash that can be received from the sale of the senior beneficial interest. The subordinated interest retained by the Company is included in “Receivables” on the Consolidated balance sheet and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interest approximates fair value.

The Company retains responsibility for servicing the receivables sold but does not record a servicing asset or liability as the fees received by the Company for this service approximate the fair value of the services rendered.

In 2007, a net charge of $5 million (2006 – nil; 2005 – nil) resulted from the programs described below and was included in “Financing expenses.”

The Company has a three-year agreement maturing in 2011, including both U.S. and Canadian receivables. The maximum cash consideration that can be received from the sale of receivables under this combined agreement is $150 million.

The following balances were outstanding under this program:

December 30, 2007
Securitized receivables	$260
Senior beneficial interest held by third parties	(130)

Subordinate interest in securitized receivables retained by Domtar	$130

In 2007, the net cash inflow from the sale of senior beneficial interests in the U.S. and Canadian receivables was nil.

NOTE 11.

INVENTORIES

The following table presents the components of inventories:

	December 30, 2007	December 31, 2006
Work in process and finished goods	$586	$335
Raw materials	136	15
Operating and maintenance supplies	214	170

	$936	$520

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 12.

GOODWILL

The carrying value of goodwill and changes in the carrying value are as follows:

	December 30, 2007	December 31, 2006
Balance at beginning of year	$14	$763
Impairment of goodwill	(4)	(749)
Acquisition of Domtar Inc. (NOTE 3)	300	—
Impact of foreign exchange	62	—

Balance at end of year	$372	$14

The goodwill at December 30, 2007 is all related to the Paper segment. (December 31, 2006—$10 million related to Papers and $4 million related to Wood).

The goodwill resulting from the acquisition of Domtar Inc. as well as the goodwill impairment were not deductible for income tax purposes and represent a permanent book-tax difference. As a result, no tax benefit has been recognized for the goodwill and goodwill impairment charge.

Domtar performed its annual impairment test of goodwill during the fourth quarter, in accordance with SFAS 142 “Goodwill and Other Intangible Assets.” As a result, the Company determined that the Wood segment goodwill was impaired, necessitating an impairment charge of $4 million. The impairment was largely due to the deterioration of economic conditions in the Wood segment.

In April 2006, Weyerhaeuser announced that it was considering alternatives for some of its business units that ranged from continuing to hold and operate the assets to a possible sale or other disposition. In connection with the announcement, Weyerhaeuser received information that indicated that the carrying value of certain business units exceeded the fair value. Based on an evaluation of the assets and liabilities of the Company, it was concluded that the implied value of the Company’s goodwill relating to the paper segment, was $10 million. As a result of the above, a charge of $749 million was recorded in the first quarter of 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 13.

PROPERTY, PLANT AND EQUIPMENT

The following table presents the components of property, plant and equipment:

	Range of useful lives	December 30, 2007	December 31, 2006
Machinery and equipment	3-20	$7,897	$5,718
Buildings and improvements	10-40	1,318	831
Timber limits and land		334	33
Assets under construction		77	14
Other	3	59	100

		9,685	6,696
Less allowance for depreciation and amortization		(4,323)	(3,631)

		$5,362	$3,065

At December 30, 2007, a net carrying amount of $6 million (2006—nil) included in Buildings is held under capital leases ($8 million for cost (2006—nil) and $2 million for accumulated amortization (2006—nil)), a net carrying amount of $27 million (2006—$37 million) included in Machinery and equipment ($60 million for cost (2006—$67 million) and $33 million for accumulated amortization (2006—$30 million)) and a carrying amount of $4 million (2006—nil) included in Land is held under capital leases.

Subsequent to the decision to shut down one paper machine at its Dryden mill and the write-off of $92 million related to this paper machine, Domtar conducted a Step I impairment test on the remaining Dryden mill fixed assets during the fourth quarter of 2007. Estimates of undiscounted future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices, the 15-year forecasted exchange rate for the U.S. dollar and the estimated useful life of the long-lived assets. The trend prices were based on an analysis of external price trends, including published industry guidance. The forecasted Canadian-U.S. foreign exchange rate assumptions were based on independent market information, as well as analysis of historical data, trends and cycles. Domtar concluded that the recognition of an impairment loss for the Dryden mill was not required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 14.

INTANGIBLE ASSETS

The following table presents the components of intangible assets:

	Weighted average useful lives	December 30, 2007
Intangible assets subject to amortization
Water rights	40	$15
Power purchase agreements	25	33
Customer relationships	20	9
Trade names	7	7
Supplier agreements	5	6
Natural gas contracts	4	17
Cutting rights	Units of production method	29

		116
Allowance for amortization		(5)

Total intangible assets		$111

The aggregate amortization expense for the year ended December 30, 2007 amounted to $5 million.

Amortization expense for the next five years related to intangible assets is expected to be as follows:

	2008	2009	2010	2011	2012
Amortization expense related to intangible assets	$8	$8	$9	$9	$5

NOTE 15.

OTHER ASSETS

The following table presents the components of other assets:

	December 30, 2007	December 31, 2006
Pension asset—defined benefit pension plans (Note 6)	$38	$16
Unamortized debt issue costs	23	—
Deferred income tax assets	27	—
Investments and advances	15	—
Other	2	14

	$105	$30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 16.

CLOSURE AND RESTRUCTURING COSTS

On December 13, 2007, Domtar Corporation announced that it will close its Port Edwards, Wisconsin mill as well as reorganize production at its Dryden, Ontario facility. These measures will result in a permanent curtailment of Domtar’s annual paper production capacity by approximately 336,000 tons. Approximately 625 employees at these facilities will be affected by these decisions.

On July 31, 2007, Domtar Corporation announced that it will permanently close two paper machines, one at the Woodland, Maine pulp and paper mill and another at the Port Edwards, Wisconsin pulp and paper mill as well as the Gatineau, Quebec paper mill and the converting center in Ottawa, Ontario. In total, these closures will result in the permanent curtailment of approximately 284,000 tons of paper capacity per year and will affect approximately 430 employees.

Closure and restructuring costs, including impairment of property, plant and equipment	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Impairment of property, plant and equipment	$92	$—	$499
Termination benefits	5	—	43
Inventory obsolescence	6
Loss (gain) on curtailment of pension benefits	—	2	(8)
Restructuring costs	—	—	3
Other closure costs	3	13	—

Total closure and restructuring costs, including impairment of property, plant and equipment	$106	$15	$537

At December 30, 2007, $78 million of the paper segment closure and restructuring cost liability, identified below, relates to operations and activities of Domtar Inc., which was acquired by Domtar Corporation on March 7, 2007, and was part of a plan that had begun to be assessed and formulated by management at that date. As a result, these costs represent assumed liabilities and costs incurred as of the acquisition date and were treated as part of the purchase price allocation in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. These closures also impacted the fair value of certain property, plant and equipment as part of the Domtar Inc. purchase price allocation as described in Note 3.

December 30, 2007

Balance at beginning of year	$2
Additions	80
Severance payments	(25)
Reversal of provision	(2)
Acquisition of Domtar Inc. (Note 3)	23
Effect of foreign currency exchange rate change	5

Balance at end of year	$83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

Other costs related to the above closures expected to be incurred over 2008 and 2009 include $7 million for demolition, training, relocation, outplacement and security costs. These costs will be expensed as incurred and are all included in the paper segment.

Closure and restructuring costs are based on management’s best estimates at December 30, 2007. Although the Company does not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further write-downs may be required in future periods.

In 2006, the Company recognized restructuring costs, which included Fine Paper facilities and restructuring activities at the Dryden, Ontario and Prince Albert, Saskatchewan facilities.

In 2005, the Company recognized closure costs and impairment charges related to the closure of a pulp and paper facility and a fine paper machine. Additionally, the Company recognized impairment charges for Big River and Wapawekka, Saskatchewan, sawmills as they sold chips and hog fuel to the closed pulp and paper facility and did not have an alternate market for such residuals.

NOTE 17.

TRADE AND OTHER PAYABLES

The following table presents the components of trade and other payables:

	December 30, 2007	December 31, 2006
Trade payables	$460	$118
Payroll-related accruals	172	74
Accrued interest	14	—
Payables on capital projects	11	—
Pension liability—defined benefit pension plans (Note 6)	3	—
Liability—other post-retirement benefit plans (Note 6)	5	—
Provision for environment and other asset retirement obligations (Note 21)	21	—
Closure and restructuring costs liability (Note 16)	50	2
Other	29	56

	$765	$250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 18.

LONG-TERM DEBT

	Maturity	Nominal Amount	Currency	December 30, 2007	December 31, 2006
Unsecured debentures and notes
10% Debentures	2011	$2	CDN	$2	$—
7.875% Notes	2011	600	US	630	—
5.375% Notes	2013	350	US	323	—
7.125% Notes	2015	400	US	398	—
9.5% Notes	2016	125	US	138	—
10.85% Debentures	2017	1	CDN	1	—
Secured term loan facility	2014		US	643	—
Secured revolving credit facility	2012		US	50	—
Capital lease obligations	2007 - 2028			39	39
Other				6	5

				2,230	44
Less: Due within one year				17	12

				$2,213	$32

Principal long-term debt repayments, including capital lease obligations, in each of the next five years amounted to:

	Long-term debt	Capital leases
2008	$12	$8
2009	10	7
2010	8	6
2011	610	4
2012	58	4
Thereafter	1,479	26

	2,177	55
Less: Amounts representing interest	—	(16)

Total payments, excluding the fair value increment of $14 million	$2,177	$39

UNSECURED DEBENTURES AND NOTES

In November 2007, certain of Domtar Inc.’s bondholders elected to exchange their Domtar Inc. bonds for Domtar Corporation bonds with the same maturity and interest rate pursuant to an exchange offer. The amounts exchanged were 99.96% of the outstanding principal amount of 7.875% Notes due 2011, 99.55% of the outstanding principal amount of 5.375% Notes, 99.93% of the outstanding principal amount of 7.125% Notes, and 99.30% of the outstanding principal amount of 9.5% Notes.

CDN$80 million aggregate principal amount of the 10% Debentures, representing approximately 97.32% of the amount outstanding, and CDN$74 million aggregate principal amount of the 10.85% Debentures,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

representing approximately 99.33% of the amount outstanding, were repurchased by Domtar in December 2007 at a cash cost totalling CDN$194 million pursuant to a tender offer to holders. This repurchase was not mandatory but at the holders’ option.

BANK FACILITY

On March 7, 2007, the Company, Domtar Paper Company, LLC and Domtar Inc. entered into a new credit agreement, which consisted of an $800 million senior secured tranche B term loan facility and a $750 million senior secured revolving credit facility. Borrowings by the Company and Domtar Paper Company LLC (the U.S. borrowers) under the senior revolving credit facility are made available in U.S. dollars and borrowings by Domtar Inc. under the senior revolving credit facility will be made available in U.S. dollars and/or Canadian dollars and limited to $150 million (or the Canadian equivalent thereof). Upon the closing of the Transactions, the Company borrowed $800 million under the Term loan B facility and $60 million under the revolving loan facility. The borrowing proceeds from the new credit facility, combined with cash on hand that was advanced from Domtar Inc., served mainly to repay a temporary borrowing of $1.35 billion incurred by the Company as part of the Transaction.

Amounts drawn under the tranche B term loan facility bear annual interest at either a eurodollar rate plus a margin of 1.375%, or an alternate base rate plus a margin of 0.375%. Amounts drawn under the revolving credit facility bear annual interest at either a eurodollar rate plus a margin of between 1.25% and 2.25%, or an alternate base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in U.S. dollars bear annual interest at either a eurodollar rate plus a margin of between 1.25% and 2.25%, or a U.S. base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in Canadian dollars bear annual interest at the Canadian prime rate plus a margin of between 0.25% and 1.25%. Domtar Inc. may also issue bankers’ acceptances denominated in Canadian dollars which are subject to an acceptance fee, payable on the date of acceptance, which is calculated at a rate per annum equal to between 1.25% and 2.25%. The interest rate margins and the acceptance fee, in each case, with respect to the revolving credit facility are subject to adjustments based on the Company’s consolidated leverage ratio.

The tranche B term loan facility matures on March 7, 2014, and the revolving credit facility matures on March 7, 2012. The tranche B term loan facility amortizes in nominal quarterly installments (equal to one percent of the aggregate initial principal amount thereof per annum) with the balance due on the maturity date.

At December 30, 2007, borrowings under the tranche B term loan facility had been reduced from the initial $800 million to $643 million. There was $50 million of borrowings under the revolving credit facility. In addition, at December 30, 2007, the Company had outstanding letters of credit pursuant to this bank credit for an amount of $46 million. The Company also has other outstanding letters of credit for an amount of $2 million.

The Credit Agreement contains a number of covenants that, among other things, limit the ability of the Company and its subsidiaries to make capital expenditures and place restrictions on other matters customarily restricted in senior secured credit facilities, including restrictions on indebtedness (including guarantee obligations), liens (including sale and leasebacks), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, optional payments and modifications of other material debt instruments, negative pledges and agreements restricting subsidiary distributions, changes in lines of business, and the proposed amendments to the transaction documents to the extent that any such amendment would be materially adverse to the interests of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

lenders. As long as the revolving credit commitments are outstanding, the Company is required to comply with a consolidated EBITDA (as defined) to consolidated cash interest coverage ratio of greater than 2.50x and a consolidated debt to consolidated EBITDA ratio of less than 4.75x, decreasing to 4.5x on December 31, 2008. The Credit Agreement contains customary events of default, provided that non-compliance with the consolidated cash interest coverage ratio or consolidated leverage ratio will not constitute an event of default under the tranche B term loan facility unless it has not been waived by the revolving credit lenders within a period of 45 days after notice.

The Company’s direct and indirect, existing and future, U.S. wholly-owned subsidiaries serve as guarantors of the senior secured credit facilities for any obligations thereunder of the U.S. borrowers, subject to agreed exceptions. Domtar Inc.’s direct and indirect, existing and future, wholly-owned subsidiaries, as well as the Company and its subsidiaries, serve as guarantors of Domtar Inc.’s obligations as a borrower under the senior secured credit facilities, subject to agreed exceptions. Domtar Inc. does not guarantee Domtar Corporation’s obligation under the credit Agreement.

The obligations of the Company in respect of the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect U.S. subsidiaries, other than 65% of the equity interests of the Company’s direct and indirect “first-tier” foreign subsidiaries, subject to agreed exceptions, and a perfected first priority security interest in substantially all of the Company’s and its direct and indirect U.S. subsidiaries’ tangible and intangible assets. The obligations of Domtar Inc., and the obligations of the non-U.S. guarantors, in respect of the senior secured credit facilities also are secured by all of the equity interests of the Company’s direct and indirect subsidiaries, subject to agreed exceptions, and a perfected first priority security interest, lien and hypothec in the inventory of Domtar Inc., its immediate parent, and its direct and indirect subsidiaries.

NOTE 19.

OTHER LIABILITIES AND DEFERRED CREDITS

The following table presents the components of other liabilities and deferred credits:

	December 30, 2007	December 31, 2006
Liability—other post-retirement benefit plans (Note 6)	$110	$—
Pension liability—defined benefit pension plans (Note 6)	182	1
Provision for environment and other asset retirement obligations (Note 21)	98	20
Provision for contracts assumed	19	—
Worker’s compensation	6	—
Other	25	4

	$440	$25

ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. At December 30, 2007, Domtar has estimated the net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

present value of its asset retirement obligations to be $39 million (2006 – $16 million); the present value was based on probability weighted undiscounted cash outflows of $112 million. The majority of asset retirement obligations are estimated to be settled prior to December 31, 2030. However, some settlement scenarios call for obligations to be settled as late as December 31, 2047. Domtar’s credit adjusted risk-free rates were used to calculate the net present value of the asset retirement obligations. The rates used vary between 4.50% and 12.00%, based on the prevailing rate at the moment of recognition of the liability and on its settlement period.

The following table reconciles Domtar’s asset retirement obligations:

	December 30, 2007	December 31, 2006
Asset retirement obligations, beginning of year	$16	$17
Acquisition of Domtar Inc. (Note 3)	21	—
Revisions to estimated cash flows	1	(1)
Settlements	(2)	(1)
Accretion expense	3	1

Asset retirement obligations, end of year	$39	$16

NOTE 20.

SHAREHOLDERS’ EQUITY

The authorized stated capital consists of the following:

PREFERRED SHARES

Twenty million preferred shares, par value $0.01 per share. The Board of Directors of the Company will determine the voting powers (if any) of the shares, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares at the time of issuance. No preferred shares were outstanding at December 30, 2007 or December 31, 2006.

COMMON STOCK

On August 22, 2006, the Company was authorized to issue 1,000 shares of common stock par value, $0.01 per share. On March 7, 2007, the certificate of incorporation of the Company was amended to authorize the issuance of two billion shares of common stock, par value $0.01 per share. Holders of the Company’s common stock are entitled to one vote per share.

SPECIAL VOTING STOCK

One share of special voting stock, par value $0.01 per share was issued on March 7, 2007, upon consummation of the Transaction as described in Note 1. The share of special voting stock is held by Computershare Trust Company of Canada (the “Trustee”) for the benefit of the holders of exchangeable shares of Domtar (Canada) Paper Inc. in accordance with the voting and exchange trust agreement. The Trustee holder of the share of special voting stock is entitled to vote on each matter which stockholders generally are entitled to vote, and the Trustee holder of the share of special voting stock will be entitled to cast on each such matter a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

number of votes equal to the number of outstanding exchangeable shares of Domtar (Canada) Paper Inc. for which the Trustee holder has received voting instructions. The Trustee holder will not be entitled to receive dividends or distributions in its capacity as holder or owner thereof.

SHAREHOLDER RIGHTS PLAN

Subsequent to the Transaction, the Company entered into a rights agreement under which the shares of the Company’s common stock will include certain attached rights associated with a significant change in beneficial ownership of the Company. Under the rights agreement, one right is attached to each share of the Company’s common stock outstanding, but is not detachable until a distribution triggering event. The rights will not be exercisable before a distribution triggering event and will expire on March 7, 2009.

Under the rights agreement, the rights will detach from the shares of the Company’s common stock upon the earlier to occur of (a) a person, together with its affiliates and associates acquired beneficial ownership of 10% or more of the outstanding shares of the Company’s common stock; or (b) an acquirer commencing or announcing its intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership of such acquirer of 10% or more of the outstanding shares of the Company’s common stock.

No cash dividend was declared on these shares in 2007. The changes in the number of outstanding common stock and their aggregate stated value from January 1, 2007 to December 30, 2007, were as follows:

	December 30, 2007
Common stock	Number of shares	$
Balance at beginning of year	1,000	—
Shares issued
Business Unit (Note 1)	284,067,852	3
Domtar Inc. (Note 3)	155,947,307	2
Stock options	295,416	—
DSU conversions	106,912	—
Conversion of exchangeable shares	30,751,472	—

Balance at the end of year	471,169,959	5

EXCHANGEABLE SHARES

Upon the consummation of the Transaction as described in Note 1, Domtar Inc. shareholders could either receive common stock of the Company or shares of Domtar (Canada) Paper Inc. that are exchangeable for common stock of the Company. As such, a total of 44,252,831 common stock remains reserved for future issuance for the exchangeable shares of Domtar (Canada) Paper Inc. outstanding at December 30, 2007. The exchangeable shares of Domtar (Canada) Paper Inc. are intended to be substantially economic equivalent to shares of the Company’s common stock. The rights, privileges, restrictions and conditions attaching to the exchangeable shares include the following:

•	The exchangeable shares are exchangeable at any time, at the option of the holder on a one-for-one basis for shares of common stock of the Company;

•

In the event the Company declares a dividend on the common stock, the holders of exchangeable shares are entitled to receive from Domtar (Canada) Paper Inc. the same dividend, or an economically equivalent dividend, on their exchangeable shares;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

•

The holders of the exchangeable shares of Domtar (Canada) Paper Inc. are not entitled to receive notice of or to attend any meeting of the shareholders of Domtar (Canada) Paper Inc. or to vote at any such meeting, except as required by law or as specifically provided in the exchangeable share conditions;

•

The exchangeable shares of Domtar (Canada) Paper Inc. may be redeemed by Domtar (Canada) Paper Inc. on a redemption date to be set by the board of directors of Domtar (Canada) Paper Inc., which date cannot be prior to July 31, 2023 (or earlier upon the occurrence of certain specified events) in exchange for one share of Company common stock for each exchangeable share presented and surrendered by the holder thereof, together with all declared but unpaid dividends on each exchangeable share.

The holders of exchangeable shares of Domtar (Canada) Paper Inc. are entitled to instruct the Trustee to vote the special voting stock as described above.

NOTE 21.

COMMITMENTS AND CONTINGENCIES

ENVIRONMENT

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.

During the first quarter of 2006, the Company closed the pulp and paper mill in Prince Albert, Saskatchewan and the Big River sawmill in Prince Albert, Saskatchewan due to poor market conditions. The Company has not determined at this time whether the facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities. In the event decommissioning and reclamation is required at either facility, the work is likely to include investigation and remedial action for areas of significant environmental impacts.

In 2007, the Company’s operating expenses for environmental matters, as described in Note 1, amounted to $85 million.

The Company made capital expenditures for environmental matters of $11 million in 2007, for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance. At this time, the Company cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on the Company’s financial position, earnings or cash flows.

The Company is also a party to various proceedings relating to the cleanup of hazardous waste sites under the Comprehensive Environmental Response Compensation and Liability Act, commonly known as “Superfund,” and similar state laws. The EPA and/or various state agencies have notified the Company that it may be a potentially responsible party with respect to other hazardous waste sites as to which no proceedings have been instituted against the Company. The Company continues to take remedial action under its Care and Control Program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

While the Company believes that it has determined the costs for environmental matters likely to be incurred based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with the properties may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

An action was commenced by Seaspan International Ltd. (“Seaspan”) in the Supreme Court of British Columbia, on March 31, 1999 against Domtar Inc. and others with respect to alleged contamination of Seaspan’s site bordering Burrard Inlet in North Vancouver, British Columbia including contamination of sediments in Burrard Inlet, due to the presence of creosote. As of July 3, 2002, the parties entered into a partial Settlement Agreement (the “Settlement Agreement”) which provides that while the agreement is performed in accordance with its terms, the action commenced by Seaspan will be held in abeyance. The Settlement Agreement focused on the sharing of costs between Seaspan and Domtar Inc. for certain remediation of contamination referred to in the plaintiff’s claim. The Settlement Agreement does not address all of the plaintiff’s claims as that cannot be reasonably determined at this time. Due to the complexity in the implementation of the Settlement, the parties are currently renegotiating the terms and conditions of the Settlement. No party has exercised its right to terminate the Settlement. The Company has recorded a provision for the estimated settlement amount.

Domtar Inc. was issued a Request for Response Action (“RFRA”) by the Minnesota Pollution Control Agency (“MPCA”) for the clean-up of tar seeps and soils at a former coal tar distillation plant located in Duluth, Minnesota. On March 27, 1996, the MPCA issued a Request for Response Action (“RFRA”) to Domtar Inc., Interlake Corp., Allied-Signal, Inc. and Beazer East, Inc. requiring the investigation and potential remediation of a portion of an industrial site located in Duluth, Minnesota, believed to contain contaminated sediments originating from former coke and gas plants and coal tar distillation plants. Domtar Inc. formerly operated one coal tar distillation plant. The total cost of the likely remediation is estimated to be between $3 million and $7 million. Final allocation of remediation cost is expected to be determined in the second quarter of 2008. At December 30, 2007, the Company had a provision of $4 million for remediation costs.

At December 30, 2007, the Company had a provision of $119 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company’s financial position, earnings or cash flows.

At December 30, 2007, anticipated undiscounted payments in each of the next five years were as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Environmental provision and other asset retirement obligation	$21	$32	$14	$7	$7	$38	$119

CONTINGENCIES

In the normal course of operations, the Company becomes involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending at December 30, 2007, cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on the Company’s financial position, earnings or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc. is subject to a motion by Joachim Laferrière Électricien Inc., filed in the Quebec Superior Court on January 9, 2006, for authorization to bring a class action suit against Domtar Inc. and others for alleged damages relating to a conspiracy to fix prices of carbonless sheets during the period of January through December 2000 in the Province of Quebec, Canada. The claim seeks estimated compensatory damages in the amount of $50 million (CDN$50 million) plus estimated exemplary damages in the amount of $1 million to $5 million (CDN$1 million to CDN$5 million). Domtar is also subject to a motion by McLay & Company Inc. filed in Ontario Superior Court on January 11, 2006 for authorization to bring a class action suit against Domtar Inc. and others, for alleged inflated prices of carbonless sheets paper during the period of October 1999 through September 2000 in the Province of Ontario, Canada. These class actions have been settled in principle for an insignificant amount and are subject to Court approval. The amount had been previously provided for in the purchase price allocation related to the acquisition of Domtar Inc.

In the early part of 2006, the Company closed its pulp and paper mill in Prince Albert, Saskatchewan. Certain unionized parties filed a grievance against Weyerhaeuser following the shut down, alleging that certain post-closure actions taken by Weyerhaeuser violated their collective bargaining agreement. In particular, the union disputed the post-closure contracting with a third-party vendor to oversee on-site security at Prince Albert. In connection with the Transaction, the Company has assumed any liability with respect to this grievance. In November 2007, the Company was informed that the Government of the Province of Saskatchewan was not prepared to participate in the financing and redevelopment of the Prince Albert Facility into a Northern Bleached Softwood Kraft (“NBSK”) pulp mill producing 100% Forest Stewardship Council (FSC) certified softwood pulp for the North America and offshore markets, as set forth in the memorandum of understanding signed on September 12, 2007. As such, the Company has not determined whether these previously idled facilities will be reopened, sold or closed. In a separate grievance relating to the closure of the Prince Albert facility, which could result in liability in excess of $20 million, the union is claiming that it is entitled to the accumulated pension benefits during the actual layoff period because, according to the union, a majority of employees retained still had recall rights during the layoff. The Company is currently evaluating its position with respect to these grievances and cannot be certain that it will not incur liability, which could be material, with respect to these grievances.

E.B. EDDY ACQUISITION

On July 31, 1998, Domtar Inc. acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar Inc. in specified circumstances, Domtar Inc. may have had to pay up to a maximum of $121 million (CDN$120 million), an amount which is gradually declining over a 25-year period. At March 7, 2007, the maximum amount of the purchase price adjustment was $111 million (CDN$110 million). No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, the Company received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of $111 million (CDN$110 million) as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the Province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and sought a purchase price adjustment of $111 million (CDN$110 million) as well as additional compensatory damages. The Company does not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intends to defend itself vigorously against any claims with respect

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

thereto. However, the Company may not be successful in the defense of such claims, and if the Company is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the liquidity, results of operations and financial condition.

LEASE AND OTHER COMMERCIAL COMMITMENTS

The Company has entered into operating leases for property, plant and equipment. The Company also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined at December 30, 2007, were as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Operating leases	$29	$22	$16	$9	$5	$6	$87
Other commercial commitments	97	26	9	7	5	—	144

Total operating lease expense amounted to $31 million in 2007.

GUARANTEES AND INDEMNIFICATIONS

In the normal course of business, the Company offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. At December 30, 2007, the Company is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded a significant expense in the past.

NOTE 22.

FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

	December 30, 2007		December 31, 2006
	Fair value	Carrying amount	Fair value	Carrying amount
Long-term debt	$2,162	$2,230	$44	$44

The fair value of the long-term debt, including the portion due within one year, is principally based on quoted market prices.

Due to their short-term maturity, the carrying amounts of cash and cash equivalents, receivables, bank indebtedness, trade and other payables and income and other taxes approximate their fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

INTEREST RATE RISK

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents, its bank indebtedness, its bank credit facility and its long-term debt. The Company may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts.

CREDIT RISK

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance.

The Company is also exposed to credit risk in the event of non-performance by counterparties to its financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are believed to be of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

FOREIGN CURRENCY RISK

In order to reduce the potential negative effects of a fluctuating Canadian dollar, the Company may enter into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. Such arrangements are composed of forward foreign contracts and currency options purchased and sold. Forward foreign exchange contracts are contracts whereby the Company has the obligation to sell U.S. dollars at a specific rate. Currency options purchased are contracts whereby the Company has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollar trades below that rate. Currency options sold are contracts whereby the Company has the obligation to sell U.S. dollars at the strike rate if the U.S. dollar trades above that rate. No arrangements were outstanding at December 30, 2007 and December 31, 2006.

COST RISK

The Company purchases natural gas at the prevailing market price at the time of delivery. In order to manage the cash flow risk associated with purchases of natural gas, the Company may utilize derivative financial instruments to fix the price of forecasted natural gas purchases. The Company formally documents the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Changes in the fair value of the derivative financial instruments are allocated by the Company to individual facilities based on projected usage of natural gas. The Company recognizes its allocable share of the gains and losses on the Company’s derivative financial instruments in earnings when the forecasted purchases occur. A summary of amounts related to the Company’s hedging program follows:

	December 30, 2007	December 31, 2006
Unrealized losses not yet recognized in the consolidated statements of earnings (loss) at end of year	$—	$(9)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 23.

RELATED PARTY

Prior to the Transaction, the Weyerhaeuser Fine Paper Business was engaged in various transactions with Weyerhaeuser that were characteristic of a consolidated group under common control. For the years ended December 31, 2006 and December 25, 2005, the Business Unit purchased from Weyerhaeuser pulp, fiber and corrugated boxes for an amount of $209 million and $355 million, respectively, and sold pulp, paper and lumber for an amount of $91 million and $132 million, respectively.

NOTE 24.

SEGMENT DISCLOSURES

Following the Transaction, the Company operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of the Company’s reportable segments:

•	Papers—represents the aggregation of the manufacturing and distribution businesses, commercial printing and publication, and technical and specialty papers, as well as pulp.

•

Paper Merchants—involves the purchasing, warehousing, sale and distribution of various products made by the Company and by other manufacturers. These products include business and printing papers and certain industrial products.

•	Wood—comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

The accounting policies of the reportable segments are the same as described in Note 1. The Company evaluates performance based on operating income, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

The Company attributes sales to customers in different geographical areas on the basis of the location of the customer.

Long-lived assets consist of goodwill and property, plant and equipment used in the generation of sales in the different geographical areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

An analysis and reconciliation of the Company’s business segment information to the respective information in the financial statements is as follows:

SEGMENT DATA	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Sales
Papers	$5,116	$3,143	$3,074
Paper Merchants	813	—	—
Wood	304	234	338

Total for reportable segments	6,233	3,377	3,412
Intersegment sales—Papers	(235)	—	(2)
Intersegment sales—Paper Merchants	(1)	—	—
Intersegment sales—Wood	(50)	(71)	(143)

Consolidated sales	5,947	3,306	3,267

Depreciation and amortization
Papers	444	302	341
Paper Merchants	2	—	—
Wood	25	9	16

Consolidated depreciation and amortization	471	311	357

Charges for closure of facilities, restructuring costs and impairments
Papers	105	765	461
Wood	5	(1)	77

Consolidated charges for closure of facilities, restructuring costs and impairments	110	764	538

Operating income (loss)
Papers	321	(608)	(492)
Paper Merchants	13	—	—
Wood	(63)	52	(86)
Corporate	(1)	—	—

Consolidated operating income (loss)	270	(556)	(578)
Interest expense	171	—	—

Earnings (loss) before income taxes	99	(556)	(578)
Income tax expense	29	53	(100)

Net earnings (loss)	$70	$(609)	$(478)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

SEGMENT DATA (CONTINUED)	December 30, 2007	December 31, 2006
Segment assets
Papers	$6,888	$3,933
Paper Merchants	108	—
Wood	320	65

Total for reportable segments	7,316	3,998
Corporate	432	—

Consolidated assets	$7,748	$3,998

	Year ended December 30, 2007	Year ended December 31, 2006	Year ended December 25, 2005
Additions to property, plant and equipment
Papers	$92	$64	$108
Paper Merchants	2	—	—
Wood	4	—	5

Total for reportable segments	98	64	113
Corporate	25	—	—

Consolidated additions to property, plant and equipment	123	64	113
Add: Change in payables on capital projects	(7)	—	—

Consolidated additions to property, plant and equipment per Consolidated cash flows	$116	$64	$113

Geographic information
Sales
United States	$4,841	$2,791	$2,663
Canada	742	515	559
Other foreign countries	364	—	45

	$5,947	$3,306	$3,267

	December 30, 2007	December 31, 2006
Property, plant and equipment and goodwill
United States	$3,760	$2,324
Canada	1,974	755

	$5,734	$3,079

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 25.

SALE OF WOOD BUSINESS

On January 7, 2008, Domtar announced that Domtar Inc. and Conifex Inc. have terminated the agreement announced June 22, 2007, relating to the sale of Domtar Inc.’s forest products business. Conifex was to acquire sawmills and other forest operations situated in Ontario and Quebec. Both parties recognized that closing conditions had not been met pursuant to the terms of the agreement.

Domtar intends to continue to seek opportunities to maximize the value of these assets as well as pursue initiatives to improve their operational efficiency.

NOTE 26.

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3.10 of Regulation S-X, in connection with the Company’s issuance of debt securities in exchange for outstanding debt securities of Domtar Inc, a wholly-owned subsidiary of the Company. Pursuant to this exchange transaction, the securities that were issued (the “Guaranteed Debt”) were fully and unconditionally guaranteed by Domtar Paper Company, LLC, a wholly-owned subsidiary of the Company (“Guarantor Subsidiary”) and the successor to the Weyerhaeuser Fine Paper Business U.S. Operations. The Guaranteed Debt will not be guaranteed by the Guarantor Subsidiary’s own wholly-owned subsidiaries; namely Domtar Delaware Investments Inc, Domtar Delaware Holdings Inc and Domtar Delaware Holdings LLC (and subsidiaries including Domtar Inc.) (collectively the “Non-Guarantor Subsidiaries” and the successor to the Weyerhaeuser Fine Paper Business Canadian Operations).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets at December 30, 2007 and December 31, 2006 and the statements of earnings (loss), and cash flows for the years ended December 30, 2007, December 31, 2006 and December 25, 2005 for Domtar Corporation (the “Parent Company”), and for the Guarantor Subsidiary and, on a combined basis, the Non-Guarantor Subsidiaries. The supplemental condensed consolidating financial information reflects, for 2007 fiscal periods, the investments of the Parent Company in the Guarantor Subsidiary as well the investments of the Guarantor Subsidiary in the Non-Guarantor Subsidiaries, in both cases using the equity method. The Parent Company’s purchase price allocation adjustments, including applicable intangible assets, arising from the business acquisition in Note 3 have been pushed down to the applicable subsidiary columns.

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS (LOSS)	Year ended December 30, 2007
	Parent	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Sales	$—	$3,214	$2,925	$(192)	$5,947
Operating expenses
Cost of sales, excluding depreciation and amortization	—	2,589	2,360	(192)	4,757
Depreciation and amortization	—	227	244	—	471
Selling, general and administrative	16	196	196	—	408
Impairment of property, plant and equipment	—	—	92	—	92
Impairment of goodwill	—	—	4	—	4
Closure and restructuring costs	—	—	14	—	14
Other operating expenses (income)	(2)	6	(73)	—	(69)

	14	3,018	2,837	(192)	5,677

Operating income (loss)	(14)	196	88	—	270
Interest expense	66	43	62	—	171

Earnings (loss) before income taxes	(80)	153	26	—	99
Income tax expense (benefit)	(33)	49	13	—	29
Share in earnings of equity accounted investees	117	13	—	(130)	—

Net earnings (loss)	$70	$117	$13	$(130)	$70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

	Year ended December 31, 2006
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS (LOSS)	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Sales	$2,656	$978	$(328)	$3,306
Operating expenses
Cost of sales, excluding depreciation and amortization	2,095	904	(323)	2,676
Depreciation and amortization	232	79	—	311
Selling, general and administrative	144	30	—	174
Impairment of goodwill	749	—	—	749
Closure and restructuring costs	1	14	—	15
Other operating expenses (income)	5	(68)	—	(63)

	3,226	959	(323)	3,862

Operating income (loss)	(570)	19	(5)	(556)

Earnings (loss) before income taxes	(570)	19	(5)	(556)
Income tax expense	50	3	—	53

Net earnings (loss)	$(620)	$16	$(5)	$(609)

	Year ended December 25, 2005
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS (LOSS)	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Sales	$2,570	$1,078	$(381)	$3,267
Operating expenses
Cost of sales, excluding depreciation and amortization	2,106	1,061	(383)	2,784
Depreciation and amortization	235	122	—	357
Selling, general and administrative	150	24	—	174
Impairment of property, plant and equipment	—	499	—	499
Impairment of goodwill	—	1	—	1
Closure and restructuring costs	1	37	—	38
Other operating expenses (income)	2	(10)	—	(8)

	2,494	1,734	(383)	3,845

Operating income (loss)	76	(656)	2	(578)

Earnings (loss) before income taxes	76	(656)	2	(578)
Income tax benefit	(5)	(95)	—	(100)

Net earnings (loss)	$81	$(561)	$2	$(478)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

CONDENSED CONSOLIDATING BALANCE SHEET	December 30, 2007
	Parent	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$9	$22	$40	$—	$71
Receivables	—	332	210	—	542
Inventories	—	404	532	—	936
Prepaid expenses	—	3	11	—	14
Income and other taxes receivable	—	36	17	—	53
Intercompany accounts	—	427	578	(1,005)	—
Deferred income taxes	5	21	156	—	182

Total current assets	14	1,245	1,544	(1,005)	1,798
Property, plant and equipment, at cost	—	4,188	5,497	—	9,685
Accumulated depreciation	—	(2,139)	(2,184)	—	(4,323)

Net property, plant and equipment	—	2,049	3,313	—	5,362
Goodwill	—	—	372	—	372
Intangible assets, net of amortization	—	—	111	—	111
Investments in affiliates	5,465	1,881	15	(7,361)	—
Intercompany advances	2	450	659	(1,111)	—
Other assets	23	—	82	—	105

Total assets	5,504	5,625	6,096	(9,477)	7,748

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	—	32	31	—	63
Trade and other payables	15	251	499	—	765
Intercompany accounts	403	175	427	(1,005)	—
Income and other taxes payable	—	—	50	—	50
Long-term debt due within one year	8	5	4	—	17

Total current liabilities	426	463	1,011	(1,005)	895
Long-term debt	2,173	24	16	—	2,213
Intercompany long-term loans	—	1,111	—	(1,111)	—
Deferred income taxes	—	620	383	—	1,003
Other liabilities and deferred credits	1	59	380	—	440
Shareholders’ equity	2,904	3,348	4,306	(7,361)	3,197

Total liabilities and shareholders’ equity	$5,504	$5,625	$6,096	$(9,477)	$7,748

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

CONDENSED CONSOLIDATING BALANCE SHEET	December 31, 2006
	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$1	$—	$1
Receivables	300	40	—	340
Inventories	428	102	(10)	520
Prepaid expenses	3	3	—	6
Deferred income taxes	21	1	—	22

Total current assets	752	147	(10)	889
Property, plant and equipment, at cost	4,233	2,463	—	6,696
Accumulated depreciation	(1,916)	(1,715)	—	(3,631)

Net property, plant and equipment	2,317	748	—	3,065
Goodwill	11	3	—	14
Other assets	—	30	—	30

Total assets	3,080	928	(10)	3,998

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	191	59	—	250
Income and other taxes payable	—	6	—	6
Long-term debt due within one year	6	6	—	12

Total current liabilities	197	71	—	268
Long-term debt	32	—	—	32
Deferred income taxes	698	60	—	758
Other liabilities and deferred credits	13	12	—	25
Shareholders’ equity	2,140	785	(10)	2,915

Total liabilities and shareholders’ equity	$3,080	$928	$(10)	$3,998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS	Year ended December 30, 2007
	Parent	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Operating activities
Net earnings (loss)	$70	$117	$13	$(130)	$70
Changes in operating and intercompany assets and liabilities and non cash items, included in net earnings (loss)	274	(54)	186	130	536

Cash flows provided from (used for) operating activities	344	63	199	—	606

Investing activities
Additions to property, plant and equipment	—	(14)	(102)	—	(116)
Proceeds from disposals of property, plant and equipment	—	—	29	—	29
Business acquisitions—cash acquired	—	—	573	—	573
Increase in long-term advances to related parties	—	(663)	(604)	—	(1,267)
Decrease in long-term advances to related parties	663	604	—	—	1,267
Other	—	—	(1)	—	(1)

Cash flows provided from (used for) investing activities	663	(73)	(105)	—	485

Financing activities
Net change in bank indebtedness	—	32	(53)	—	(21)
Drawdown of revolving bank credit	50	—	—	—	50
Issuance of short-term debt	1,350	—	—	—	1,350
Issuance of long-term debt	800	—	—	—	800
Repayment of short-term debt	(1,350)	—	—	—	(1,350)
Repayment of long-term debt	(310)	—	(1)	—	(311)
Debt issue costs	(39)	—	—	—	(39)
Premium on redemption of long-term debt	(40)	—	—	—	(40)
Repurchase of minority interest	(28)	—	—	—	(28)
Distribution to Weyerhaeuser prior to March 7, 2007	(1,431)	—	—	—	(1,431)
Other	—	—	(5)	—	(5)

Cash flows provided from (used for) financing activities	(998)	32	(59)	—	(1,025)

Net increase in cash and cash equivalents	9	22	35	—	66
Translation adjustments related to cash and cash equivalents	—	—	4	—	4
Cash and cash equivalents at beginning of period	—	—	1	—	1

Cash and cash equivalents at end of period	$9	$22	$40	$—	$71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 2007

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS	Year ended December 31, 2006
	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments		Consolidated
Operating activities
Net earnings (loss)	$(620)	$16		$(5)	$(609)
Changes in operating and intercompany assets and liabilities and non cash items, included in net earnings (loss)	892	69	5		966

Cash flows provided from operating activities	272	85	—		357

Investing activities
Additions to property, plant and equipment	(50)	(14)	—		(64)
Proceeds from disposals of property, plant and equipment	1	—	—		1

Cash flows used for investing activities	(49)	(14)	—		(63)

Financing activities
Distribution to Weyerhaeuser	(218)	(69)	—		(287)
Debt and capital lease payments	(5)	(2)	—		(7)

Cash flows used for financing activities	(223)	(71)	—		(294)

Net decrease in cash and cash equivalents	—	—	—		—
Cash and cash equivalents at beginning of year	—	1	—		1

Cash and cash equivalents at end of year	$—	$1	$—		$1

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS	Year ended December 25, 2005
	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Consolidating Adjustments		Consolidated
Operating activities
Net earnings (loss)	$81	$(561)	$2		$(478)
Changes in operating and intercompany assets and liabilities and non cash items, included in net earnings (loss)	115	555	(2)		668

Cash flows provided from (used for) operating activities	196	(6)	—		190

Investing activities
Additions to property, plant and equipment	(71)	(42)	—		(113)
Proceeds from disposals of property, plant and equipment	4	—	—		4

Cash flows used for investing activities	(67)	(42)	—		(109)

Financing activities
Distribution to (from) Weyerhaeuser	(124)	48	—		(76)
Debt and capital lease payments	(5)	(1)	—		(6)

Cash flows provided from (used for) financing activities	(129)	47	—		(82)

Net decrease in cash and cash equivalents	—	(1)	—		(1)
Cash and cash equivalents at beginning of year	—	2	—		2

Cash and cash equivalents at end of year	$—	$1	$—		$1

Domtar Corporation
Interim Financial Results (Unaudited)
(in millions of US dollars, unless otherwise noted)

2007	1st Quarter(a)		2nd Quarter	3rd Quarter	4th Quarter	Year
Sales	$1,051		$1,583 (b)	$1,660	$1,653	$5,947
Operating income	71		69	123	7 (c)	270
Earnings (loss) before income taxes	60		22	75	(58)	99
Net earnings (loss)	49		11	36	(26)	70
Basic net earnings (loss) per share	0.14		0.02	0.07	(0.05)	0.15
Diluted net earnings (loss) per share	0.14		0.02	0.07	(0.05)	0.15
Dividends per share	—		—	—	—	—

2006	1st Quarter		2nd Quarter	3rd Quarter	4th Quarter	Year
Sales	$829		$809	$795	$873	$3,306
Operating income (loss)	(747	) (d)	(21)	69	143	(556)
Earnings (loss) before income taxes	(747)		(21)	69	143	(556)
Net earnings (loss)	(747)		(12)	48	102	(609)
Basic net earnings (loss) per share	(2.63)		(0.04)	0.17	0.36	(2.14)
Diluted net earnings (loss) per share	(2.63)		(0.04)	0.17	0.36	(2.14)
Dividends per share	—		—	—	—	—

(a)	The results for the 1st quarter of 2007 include the results of Domtar Inc., following the acquisition, starting on March 7, 2007.

(b)	The sales for the 2nd quarter of 2007 have been restated to reflect certain intercompany sales that were not properly eliminated against cost of sales. The effect of correcting this item would have been to decrease both sales and cost of sales in the amount of $37 million.

(c)	The operating income for the 4th quarter of 2007 includes an impairment of property, plant and equipment relating to the reorganization of the Dryden, Ontario facility of $92 million and an impairment of goodwill relating to the Wood reportable segment of $4 million,

(d)	The operating loss for the 1st quarter of 2006 includes an impairment of goodwill relating to the Paper reportable segment of $749 million.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

This registration statement is filed to register both the shares of Company common stock and associated rights being offered to eligible holders of exchangeable shares of Exchangeco who may exchange such exchangeable shares for shares of Company common stock. All amounts below, other than the registration fee, are estimated and are subject to future contingencies.

Registration Fee	$22,175
Legal Fees and Expenses	105,000
Accounting Fees and Expenses	35,000
Printing	150,000
Miscellaneous	—

Total	$312,175

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below and the Registrants’ certificate of incorporation and by-laws.

Limitation of Liability of Directors

The Registrant is a Delaware corporation. The Registrant’s certificate of incorporation limits the liability of its directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, or a derivative action, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by Section 145 of the Delaware General Corporation Law, the Registrant’s certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the Registrant’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, except that the Registrant’s certificate of incorporation provides for indemnification in a derivative action or suit initiated by any such person only if, subject to certain exceptions, the Registrant’s board of directors authorized such proceeding. Such indemnification continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of such person’s heirs, executors and administrators.

The Registrant maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not it would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Director Indemnification Agreements

On the Closing Date, the Company entered into an indemnification agreement with each of the individuals who became a director upon consummation of the Transactions, including Raymond Royer and Marvin D. Cooper, who are also the Company’s President and Chief Executive Officer and Executive Vice-President and Chief Operating Officer, respectively. Each indemnification agreement provides that the Company will indemnify and hold harmless the individual (the “Indemnitee”) to the fullest extent permitted by Delaware law against losses incurred by reason of the fact that the Indemnitee is a director, officer, employee or agent of the Company. In addition, the Company will advance to the Indemnitee certain expenses incurred by the Indemnitee in defending against an indemnifiable claim. The Indemnitee agrees to repay to the Company all amounts advanced to the Indemnitee by the Company if the Indemnitee is ultimately determined not to be entitled to indemnification in respect of such claim.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

On August 22, 2006 the Registrant issued 1,000 shares of its common stock, par value $0.01 per share to Weyerhaeuser Company for an aggregate consideration of $10. That issuance was not registered under the Securities Act of 1933, as amended, in reliance on the exemption provided by Section 4(2) of such Act.

Pursuant to the terms of the Arrangement, on the Closing Date, the Company issued 155,947,307 shares of common stock, $0.01 par value per share, to former holders of Domtar Inc. common shares in an exchange of shares on a one-for-one basis. The Arrangement was effected in compliance with the exemption from the Securities Act’s registration requirements afforded by section 3(a)(10) of the Securities Act and Revised Staff Legal Bulletin No. 3.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits.

See the Exhibit Index.

(b)	Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts.

(c)	Reports, Opinions and Appraisals.

None.

ITEM 17. UNDERTAKINGS

(1) The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

FINANCIAL STATEMENT SCHEDULE

(IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the three years ended:

	Balance at beginning of year	Charged to income	(Deductions) from / Additions to reserve	Balance at end of year
Allowances deducted from related asset accounts:
Doubtful accounts—Accounts receivable
2007	$2	$(4)	$11	$9
2006	2	—	—	2
2005	2	—	—	2

The additions to reserve during 2007 include the acquisition of Domtar Inc. of $12 million.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Québec, Canada, on April 10, 2008.

DOMTAR CORPORATION

by:	/s/ RAYMOND ROYER
Name:	Raymond Royer
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAYMOND ROYER Raymond Royer	President and Chief Executive Officer (Principal Executive Officer) and Director	April 10, 2008

/s/ DANIEL BURON Daniel Buron	Senior Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 10, 2008

* Harold H. MacKay	Director	April 10, 2008

* Jack C. Bingleman	Director	April 10, 2008

* Marvin D. Cooper	Director	April 10, 2008

* Louis P. Gignac	Director	April 10, 2008

* Brian M. Levitt	Director	April 10, 2008

* W. Henson Moore	Director	April 10, 2008

* Michael R. Onustock	Director	April 10, 2008

* Robert J. Steacy	Director	April 10, 2008

* William C. Stivers	Director	April 10, 2008

* Pamela B. Strobel	Director	April 10, 2008

* Richard Tan	Director	April 10, 2008

* Denis Turcotte	Director	April 10, 2008

* by:

/s/ RAZVAN L. THEODORU
Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007)

3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007)

4.1

Form of Rights Agreement between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

4.2

Form of Indenture among Domtar Corp., Domtar Paper Company, LLC and The Bank of New York, as trustee, relating to Domtar Corp.’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.125% Notes due 2011, (iv) 9.5% Notes due 2016, (v) Cdn 10% Notes due 2011 and (vi) Cdn 10.85% Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4, Amendment No.1 filed with the SEC on October 16, 2007.)

4.3

Supplemental Indenture, dated February 15, 2008, among Domtar Corp., Domtar Paper Company, LLC, The Bank of New York, as Trustee, and the new subsidiary guarantors parties thereto, relating to Domtar Corp.’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.125% Notes due 2011, (iv) 9.5% Notes due 2016, (v) Cdn 10% Notes due 2011 and (vi) Cdn 10.85% Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on February 21, 2008)

4.4

Second Supplemental Indenture, dated February 20, 2008, among Domtar Corp., Domtar Paper Company, LLC, The Bank of New York, as Trustee, and the new subsidiary guarantor party thereto, relating to Domtar Corp.’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.125% Notes due 2011, (iv) 9.5% Notes due 2016, (v) Cdn 10% Notes due 2011 and (vi) Cdn 10.85% Notes due 2017 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed with the SEC on February 21, 2008)

5.1	Opinion of Debevoise & Plimpton LLP regarding the legality of the shares registered (previously filed)

9.1	Form of Voting and Exchange Trust Agreement (incorporated by reference to Exhibit 9.1 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)
10.1	Form of Tax Sharing Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.2	Form of Transition Services Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.3

Form of Pine Chip Supply Agreement (Plymouth, North Carolina) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.4

Form of Hog Fuel Supply Agreement (Plymouth, North Carolina) (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.5

Form of Slush Pulp Sales Agreement (Columbus, Mississippi) (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.6

Form of Site Services Agreement (Plymouth, North Carolina) (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.7

Form of Site Services Agreement (Kamloops, British Columbia) (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.8

Form of Site Services Agreement (Columbus, Mississippi) (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.9

Form of Fiber Supply Agreement (Princeton, British Columbia) (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.10

Form of Fiber Supply Agreement (Okanagan Falls, British Columbia) (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.11

Form of Fiber Supply Agreement (Kamloops, British Columbia) (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.12

Form of Fiber Supply Agreement (Carrot River and Hudson Bay) (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

Exhibit Number	Exhibit Description

10.13

Form of Fiber Supply Agreement (Prince Albert, Saskatchewan) (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.14

Form of Fiber Supply Agreement (White River, Ontario) (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.15

Form of Site Services Agreement (Utilities) (Columbus, Mississippi) (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.16	Form of Site Services Agreement (Utilities) (Plymouth, North Carolina) (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.17	Pine and Hardwood Roundwood Supply Agreement (Plymouth, North Carolina) (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.18	Agreement for the Purchase and Supply of Pulp (Plymouth, North Carolina) (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.19	Pine In-Woods Chip Supply Agreement (Plymouth, North Carolina) (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.20	Pine and Amory Hardwood Roundwood Supply Agreement (Columbus, Mississippi) (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.21	OSB Supply Agreement (Hudson Bay, Saskatchewan) (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.22	Hog Fuel Supply Agreement (Kenora, Ontario) (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.23	Fiber Supply Agreement (Trout Lake and Wabigoon, Ontario) (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.24	Form of Intellectual Property License Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.25	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.26	Domtar Corporation 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.27	Domtar Corporation 2004 Replacement Long-Term Incentive Plan for Former Employees of Weyerhaeuser Company (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.28	Domtar Corporation 1998 Replacement Long-Term Incentive Compensation Plan for Former Employees of Weyerhaeuser Company (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

Exhibit Number	Exhibit Description

10.29	Domtar Corporation Replacement Long-Term Incentive Compensation Plan for Former Employees of Weyerhaeuser Company (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.30	Domtar Corporation Executive Stock Option and Share Purchase Plan (applicable to eligible employees of Domtar Inc. for grants prior to March 7, 2007) (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.31	Domtar Corporation Executive Deferred Share Unit Plan (applicable to members of the Management Committee of Domtar Inc. prior to March 7, 2007) (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.32	Domtar Corporation Deferred Share Unit Plan for Outside Directors (for former directors of Domtar Inc.) (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.33	Supplementary Pension Plan for Senior Executives of Domtar Corporation (for certain designated senior executives) (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.34	Supplementary Pension Plan for Designated Management Employees of Domtar Corporation (for certain designated management employees) (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.35	Domtar Retention Plan (incorporated by reference to Exhibit 10.38 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.36	Domtar Corporation Restricted Stock Plan (applicable to eligible employees of Domtar Inc. for grants prior to March 7, 2007) (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.37	Domtar Severance Policy for Senior Executives (applicable to members of the Management Committee of Domtar Inc. prior to March 7, 2007) (incorporated by reference to Exhibit 10.40 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.38	Director Deferred Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on May 24, 2007
10.39	Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on May 24, 2007

10.40	Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on May 24, 2007

10.41	Senior Executive Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed with the SEC on May 24, 2007.)

10.42	Credit Agreement among the Company, Domtar, JPMorgan Chase Bank, N.A., as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, Bank of America, N.A., Royal Bank of Canada and The Bank of Nova Scotia, as co-documentation agents, and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.45 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007)

10.43	Indenture between Domtar Inc. and the Bank of New York dated as of July 31, 1996 relating to Domtar’s $125,000,000 9.5% debentures due 2016 (incorporated by reference to Exhibit 10.20 to the Company’s registration statement on Form 10, Amendment No. 2 filed with the SEC on January 26, 2007)

10.44	Employment Agreement of Mr. Raymond Royer (incorporated by reference to Exhibit 10.1 to the Company’s form 8-K filed with the SEC on August 15, 2007.)

Exhibit Number	Exhibit Description

10.45	Employment Agreement of Mr. Marvin Cooper (incorporated by reference to Exhibit 10.2 to the Company’s form 8-K filed with the SEC on August 15, 2007.)

21.1	Subsidiaries of Domtar Corporation

23.1	Consent of KPMG LLP relating to Domtar Corporation

23.2	Consent of PricewaterhouseCooper LLP relating to Domtar Corporation

24.1	Powers of Attorney (previously filed)